Exhibit 99.6
GEMALTO N.V.
Limited liability company (naamloze vennootschap) under Dutch law, with corporate seat in Amsterdam, the Netherlands and address at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands
ANNUAL REPORT 2006
Copies of this document and a free translation in French are available free of charge from Gemalto N.V. at Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands, and from Axalto International S.A.S., the French subsidiary of Gemalto N.V., 6 rue de la Verrerie — 92190 Meudon, France, as well as on Gemalto N.V.’s website (http://www.gemalto.com).

CONTENTS

Page
1. MESSAGE FROM THE CEO
Gemalto’s ambitions and strategies
2. ABOUT GEMALTO
2.1 COMBINATION WITH GEMPLUS
2.2 KEY FINANCIAL INFORMATION
2.3 AGENDA 2007 AND OUTLOOK
2.4 OPERATIONAL DEVELOPMENTS
2.4.1 Gemalto’s secure personal devices, software and services
2.4.2 Key markets (by reporting segments)
2.4.2.1 Mobile Communication
2.4.2.2 Secure Transactions
2.4.2.3 Identity & Security
2.4.2.4 Public Telephony
2.4.2.5 Point of Sale Terminals
2.4.3 Production
2.5 CORPORATE SOCIAL RESPONSIBILITY
2.5.1 Health, Safety and Environment
2.5.2 Responsible Design
2.5.3 Security
2.5.4 Quality
2.6 HUMAN RESOURCES
2.7 RESEARCH & DEVELOPMENT
3. MANAGEMENT DISCUSSION AND ANALYSIS
3.1 BASIS OF PREPARATION OF THE FINANCIAL INFORMATION PRESENTED AND DISCUSSED IN THIS SECTION
3.1.1 Pro forma financial information
3.1.1.1 Financial information used for the preparation of the pro forma income statements
3.1.1.2 Main assumptions used in the preparation of the consolidated pro forma income statements
3.1.1.3 Pro forma combined income statement for the year ended December 31, 2005
3.1.1.4 Pro forma combined income statement for the year ended December 31, 2006
3.1.1.5 Reconciliations between IFRS and Combined income statements and pro forma income statements
3.1.2 Adjusted financial information
3.1.2.1 Adjustments to the pro forma income statements
3.1.2.2 Reconciliation between pro forma and Adjusted pro forma income statements
3.2 OPERATING AND FINANCIAL REVIEW
3.2.1 Introduction to the operating and financial review
3.2.2 Principal factors affecting revenue
3.2.3 Principal factors affecting gross profit
3.2.4 Other factors affecting results of operations
3.2.5 Results of operations for the two years ended December 31, 2006 and December 31, 2005
3.2.5.1 Year ended December 31, 2005 compared with year ended December 31, 2006
3.2.5.2 Items recognized in the IFRS income statement of the Group and eliminated in the Adjusted pro forma basis of presentation
3.2.6 Off-balance sheet commitments
3.2.7 Critical accounting policies and estimates
3.2.8 Recent accounting pronouncements
3.2.9 Capital resources
3.2.9.1 Short and long term capital resources
3.2.9.2 Sources and amounts of the Company’s cash flows
3.2.9.3 Borrowing requirements and funding structure of the Company
3.2.9.4 Restrictions on the use of capital resources
3.2.9.5 Anticipated sources of funds needed to fulfill commitments involving future investments and material tangible fixed assets
3.2.10 Risk profile
3.2.10.1 Risks relating to the Company’s business
3.2.10.2 Risks relating to the industry

Page
3.2.10.3 Risks relating to Gemalto’s financing
3.2.10.4 Dependence on the core management team and key personnel
3.2.10.5 Market risks
3.2.10.6 Risks related to financial reporting
4. CORPORATE GOVERNANCE
4.1 APPLICABLE CORPORATE GOVERNANCE RULES AND COMPLIANCE WITH THE DUTCH CORPORATE GOVERNANCE CODE
4.1.1 General
4.1.2 Changes to the corporate governance structure
4.1.3 Compliance with the Dutch Corporate Governance Code
4.2 BOARD OF DIRECTORS
4.2.1 General
4.2.1.1 One-tier Board
4.2.1.2 Powers of the Board relating to the issue or repurchase of shares of the Company
4.2.1.3 Composition of the Board — Profile of the Non-Executive Board members
4.2.1.4 Meetings of the Board and meetings of the Non-Executive Board members
4.2.1.5 Appointment of Board members
4.2.1.6 Board Committees
4.2.2 Operational and financial objectives and strategy
4.2.3 Internal risk management and control systems
4.2.4 Board mandates with third parties
4.2.5 Conflicts of interests
4.2.6 Remuneration of the Board — share ownership
4.2.6.1 Remuneration of the CEO and the Executive Chairman
4.2.6.2 Remuneration of the Non-Executive Board members
4.2.6.3 Loans, guarantees to Board members
4.2.6.4 Shares owned and options to acquire shares held by Board members
4.2.7 Indemnification of Board members
4.2.8 Chairman of the Board
4.2.9 Office of the Chairman
4.2.10 Company Secretary
4.2.11 Senior Management Team
4.2.12 Employee profit-sharing and incentive plans
4.3 SHAREHOLDERS AND GENERAL MEETINGS OF SHAREHOLDERS
4.3.1 General Meetings of Shareholders held in 2006
4.3.2 Record date
4.3.3 Resolutions of General Meetings of Shareholders
4.3.4 Share capital and shares of the Company
4.3.5 Share buy-back program
4.3.6 Distribution of profits
4.3.7 Shareholders’ disclosures
4.4 SPECIFIC PROVISIONS OF THE ARTICLES OF ASSOCIATION
4.4.1 Amendment of the Articles of Association
4.4.2 Anti-takeover measures
4.4.3 Appointment of the external auditor
5. THE BOARD AND THE MANAGEMENT
5.1 BOARD OF DIRECTORS
5.2 SENIOR MANAGEMENT
6. REPORT OF THE NON-EXECUTIVE BOARD MEMBERS
6.1 MEETINGS OF THE BOARD AND MEETINGS OF THE NON-EXECUTIVE BOARD MEMBERS
6.1.1 Meetings in 2006
6.1.2 Performance evaluation
6.1.3 Induction and training
6.2 COMPOSITION OF THE BOARD
6.3 INDEPENDENCE OF THE NON-EXECUTIVE BOARD MEMBERS
6.4 REMUNERATION OF NON-EXECUTIVE BOARD MEMBERS
6.5 COMPOSITION OF THE BOARD COMMITTEES
6.6 REPORT OF THE AUDIT COMMITTEE
6.7 REPORT OF THE NOMINATION AND GOVERNANCE COMMITTEE
6.8 REPORT OF THE STRATEGY AND M&A COMMITTEE

Page
6.9 REPORT OF THE COMPENSATION COMMITTEE
6.10 REMUNERATION REPORT OF THE BOARD PREPARED BY THE COMPENSATION COMMITTEE
6.10.1 Introduction
6.10.2 Remuneration Policy and implementation for 2006
6.10.3 Remuneration Policy for 2007
6.11 FINANCIAL STATEMENTS 2006
7. AUDITED FINANCIAL STATEMENTS
7.1 AUDITED CONSOLIDATED FINANCIAL STATEMENTS
7.1.1 Consolidated balance sheets for the periods ended December 31, 2005 and 2006
7.1.2 Consolidated income statements for the periods ended December 31, 2005 and 2006
7.1.3 Consolidated statements of changes in shareholders’ equity for the periods ended December 31, 2005 and 2006
7.1.4 Consolidated statements of cash flow for the periods ended December 31, 2005 and 2006
7.1.5 Notes to the consolidated financial statements for the periods ended December 31, 2005 and 2006
7.2 AUDITED COMPANY FINANCIAL STATEMENTS
7.2.1 Company only balance sheets for the periods ended December 31, 2005 and 2006
7.2.2 Company only income statements for the periods ended December 31, 2005 and 2006
7.2.3 Company only statement of changes in shareholders’ equity for the periods ended December 31, 2005 and 2006
7.2.4 Notes to the company only financial statements for the periods ended December 31, 2005 and 2006
7.3 OTHER INFORMATION
7.3.1 Independent auditors’ report on statutory financial statements
7.3.2 Profit appropriation according to the Articles of Association
7.3.3 Appropriation of profit
7.3.4 Post-closing events
8. INVESTOR INFORMATION
8.1 INVESTOR RELATION POLICY
8.2 CORPORATE SEAT
8.3 SHARE CAPITAL STRUCTURE
8.4 STOCK EXCHANGE LISTING — 2006 STOCK MARKET DATA
8.5 SHAREHOLDERS’ DISCLOSURES
8.6 SHARE PRICE DEVELOPMENT IN 2006
8.7 DIVIDEND 2006
8.8 SHARE BUY-BACK PROGRAM
8.9 FINANCIAL CALENDAR
8.9.1 Important dates of financial calendar
8.9.2 2007 Annual General Meeting of Shareholders
8.10 INVESTOR SERVICES

CHAPTER 1 MESSAGE FROM THE CEO
Gemalto’s ambitions and strategies
A new leader in a rapidly developing sector
2006 was a year of vision, commitment and concrete achievements for Gemalto. The Axalto-Gemplus combination is a meeting of minds and people dedicated to building a world-class leader in digital security. We are in the process of creating a powerful platform for maximizing our joint potential and capturing opportunities in our very dynamic sector of activity.
With leading positions across all our markets, an unrivalled global footprint and unmatched experience in secure personal devices, software and services, Gemalto is uniquely placed to address the increasing need for trusted, user-friendly solutions in the digital world.
We also have the resources to back our ambitions. With €1.7 billion in 2006 revenue, 10,000 employees and a worldwide network of production sites and personalization centers close to our customers, we have the scale to pursue our vision, build on our leadership and carve out new growth markets.
“We are creating a powerful platform for capturing opportunities in our very dynamic sector”
Innovation: a key asset
Underpinning this drive is our R&D team, one of the largest and most eminent in the industry. A fresh round of distinctions won in 2006 continued to demonstrate our pioneering work, efficiency and leadership in digital security.
Through these and the many other innovations detailed in this report, and in collaboration with an increasing number of high-profile partners, we will continue to help our customers offer trusted and convenient services to billions of individual end-users and so enable them to enjoy the benefits of the digital world.
A focused strategy with demonstrable results
With this objective we have developed a three-pronged strategy which we are implementing through our key corporate programs:
•	to create more value for our customers by enabling them to differentiate themselves from their competitors, innovating in our products and solutions, accelerating their time to market and providing a more complete range of software and services;

•	to excel in execution and reduce costs in our core segments, targeting world-class operational standards and leveraging the combination synergies;

•	and, as we showed through the combination itself, to continue to lead the evolution of our industry with agility in our technological and business models, in order to catch new growth opportunities.
A number of recent wins in strategic markets confirm our capacity to do this and augur well for the incremental benefit this will have on our overall performance.
“Our strategy is to provide our customers with an expanded range of software and services”
Identity and security: rapid and significant expansion
As an example, we made significant progress in our Identity and Security (IDS) segment, which includes the Public Sector, Transport, Healthcare and Enterprise markets. IDS generated €203 million in revenues in 2006, up 45% against 2005. Shipments of secure personal devices in this segment soared 81%. This reflects our capacity to supply products, solutions and services combining the highest levels of security with ease of management.

One particular area of rapid growth relates to the deployment of the new generation of electronic passports. Quickly and conveniently verifying the identities of the hundreds of millions of people crossing national borders has become a major concern. This is generating many new business opportunities, and with a series of successes with the governments of the United States, Singapore and several European countries, we are now the world’s leading supplier of e-passports. We are also a major provider of national identity cards, supplying several of the Middle Eastern States, for example.
Digital security solutions are also driving efficiency gains in healthcare. Many national and private healthcare providers in Europe, Africa and the United States turned to Gemalto in 2006 to supply new generation e-healthcare insurance and patient cards.
Transportation too is benefiting from our technologies, and we are currently participating in nearly all smart public transport ticketing projects worldwide.
Gemalto is also active in the Enterprise market where we provide secure identity management systems for enterprises of all sizes. These enable corporations and public organizations to identify employees and individuals, to secure communications, electronic mails and networks, to authorize access to computer programs, data and buildings, and more generally to conveniently expand an individual’s activity within both their physical and IT environments. In October 2006 we announced the integration of our .NET smart cards in Microsoft(R)’s Identity Life Cycle Manager (ILM) which is a part of the new Windows Vista operating system. This enables customers and consumers to streamline the deployment and management of Gemalto secure personal objects and smart cards. Participating in our Enterprise market development program, the Microsoft Corporation appreciated the value of our solution and adopted it for its personnel digital security and access rights management.
We additionally supply secure Internet and network transaction solutions for service and content providers, retailers and others delivering online services to the general public. To encourage the development of trusted solutions in this area, we launched the international SecureTheWeb developer contest with Microsoft in June 2006.
Secure transactions: growth and innovation
Our Secure Transactions segment (comprising the Financial Services and Retail markets) also demonstrated our capacity to seize opportunities with innovative and emerging technologies.
With some 800 million people around the world using our banking cards, we are the leading — and the fastest growing — player in this segment. Microprocessor shipments were up 20%, and the segment increased revenues by 9% to €391 million.
EMV migration continues to drive the banking market and is now a global phenomenon. Growth is strong in both Latin America and Asia. In Europe, meanwhile, initial migration is nearing completion, especially in the UK and France, though renewal demand is set to increase next year.
Contactless payment also presents a major opportunity for us, and we already have numerous projects in many regions including North America and Asia. In Europe, our pilot project with Crédit Mutuel is the first to combine a mobile phone SIM card with a complete set of secure payment functions.
Together IDS and Secure Transactions now account for 35% of Gemalto’s total revenue, up from 29% a year ago. This is in line with our medium-term strategy to achieve a greater balance between our different sources of income. Precisely because security concerns restrain growth in these markets our offers aimed at trusted and convenient on-line transactions harbor considerable future potential for our company.
Telecommunications: competition, convergence and customization
Telecommunications remains our largest domain of activity comprising the Public Telephony and Mobile Telecommunication segments. In the latter, volumes rose by 33% year on year but our gains were negated by pressure on prices and stiff competition.
We are responding to this challenge by differentiating our offer more precisely according to specific customer needs, and so turning our back on the traditional one-size-fits-all approach. In part, this includes broadening our offer at the top end of the market with solutions that address Internet and mobile convergence, mobile multimedia, mobile solutions for proximity and contactless payment, Over-The-Air platforms and managed services.

In mobile TV, which we consider to be an area of great potential, we are participating in a number of nationwide deployments and have already shipped over 1 million high-end Subscriber Identity Modules for this purpose. In two telling examples, MTN South Africa will use our technology to deliver Africa’s first mobile TV service, while T-Mobile will be doing likewise for the first mobile TV launch in Eastern Europe.
At the same time we are delivering innovative products to meet surging demand for entry level cards in emerging markets, where volume growth is highest.
Rising volumes, stable revenues, strong prospects
As predicted, industry conditions in 2006 were generally difficult in our various sectors. Our customers’ merger and acquisition activities, and our own, created uncertainty. Growth in volume was strong, coming mostly from the developing countries with relatively low-end products, but pricing pressure was extreme in many areas, particularly in the first half of the year. In Mobile Telecommunication this very significantly impacted our global turnover and profitability. Hence in spite of our many successes in Identity and Security and in Secure Transactions activities, our 2006 revenue was essentially flat at constant exchange rates.
Our strategy of offering a broader range of products and services is intended to reverse this trend in the years to come. In particular we will focus on segmenting our product lines, better leveraging our huge existing base through new solutions and above all further increasing customer satisfaction.
The latter is a major priority for us at Gemalto, since we appreciate how crucial it is to win and retain the utmost confidence of our customers. We therefore listen carefully to their views on our performance and constantly act to respond to their comments and suggestions. The loyalty of our customers during the combination, and the results of this year’s survey, show that we are very much on the right track, and have indeed achieved very high levels of satisfaction in several areas.
An exciting future
With synergies from the combination materializing progressively, additional cost optimization programs identified since the combination and a steady reduction in the significant resources required to converge product roadmaps and processes, our medium term prospects remain strong. We have confirmed our long term objective of an operating margin above 10% in 2009.
Our ambition is to play a powerful role in this strategic sector and to lead the way in addressing the opportunities of digital security. Already the contracts signed since the combination, coupled with our ongoing technology developments and innovations, demonstrate our legitimacy as a major actor in this industry.
Nevertheless, however strong the industrial and commercial grounds for our project, our success ultimately depends on the expertise, talents and motivation of our employees. I wish to thank them most genuinely for the commitment and enthusiasm they have displayed in helping Gemalto to seize the opportunities before us.
I also wish to acknowledge the continuing support of our shareholders and Board of Directors, who have backed our vision and encouraged our endeavors.
Olivier Piou
Chief Executive Officer
Amsterdam, May 3, 2007

CHAPTER 2 ABOUT GEMALTO
In this annual report, “we”, “us”, “our”, the “Company”, the “Group” and “Gemalto” refer to Gemalto N.V. together with its subsidiaries, unless the context indicates otherwise.
2.1.	COMBINATION WITH GEMPLUS

On December 6, 2005, Gemalto N.V., formerly named Axalto Holding N.V., and Gemplus International S.A. (“Gemplus”) entered into the Combination Agreement (the “Combination Agreement”) in Amsterdam, the Netherlands, pursuant to which both companies agreed to combine (the “Combination”), subject inter alia to shareholders’ approval and regulatory consents, in order to create Gemalto, a world leader in the digital security market. The shareholders of Gemalto and Gemplus approved the Combination at General Meetings of Shareholders held on January 31, 2006 and February 28, 2006, respectively. In addition, the two largest shareholders of Gemplus, certain entities of the investment firm TPG Capital, L.P. (“TPG”) and certain Quandt Family entities (the “Quandt Family entities”), each approved the Combination and also entered into the Combination Agreement. The Combination, considered by the parties as a merger of equals, resulted from a common intention to build a major player in digital security and to develop secure technologies for the digital world.

Summary terms of the Combination

The Combination was executed in two steps. TPG and the Quandt Family entities contributed their Gemplus shares to Gemalto on June 2, 2006 (the “Contribution in Kind”). In connection with the Contribution in Kind, Gemalto filed a voluntary public exchange offer (the “Offer”) with the French Autorité des marchés financiers (the “French AMF”) on June 1, 2006 for the remaining Gemplus shares it did not already hold as a result of the Contribution in Kind (i.e., approximately 56.44% of the share capital of Gemplus at the time of the filing of the Offer).

The exchange ratio under the Offer was the same as the exchange ratio under the Contribution in Kind, i.e., 2 new Gemalto shares for 25 tendered Gemplus shares. Further details are set out in the Offer memorandum (note d’information) which received visa No. 06-252 from the French AMF on July 6, 2006 and the documents incorporated by reference thereto (i.e., two prospectuses for the listing of the Gemalto shares approved by the Dutch Autoriteit Financiële Markten on June 30, 2006, for which an approval certificate was received by the French AMF on the same date). An English free translation of the Offer memorandum is available on Gemalto’s website.

The Offer

The Offer was open for a 25-trading day period from July 11, 2006 to August 14, 2006 inclusive. The French AMF published on August 25, 2006 a notice of results, at which time Gemalto held 599,295,777 Gemplus shares representing 94.56% of the capital of Gemplus, as well as the Gemplus warrant.

Pursuant to article 232-4 of the Règlement général of the French AMF, the Offer was initially reopened for a 20-trading day period starting from September 12, 2006. Such period was extended by the French AMF, at the request of the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”), until November 8, 2006 included(1).

As announced on November 17, 2006, Gemalto held, following the reopened Offer, 96.67% of the share capital of Gemplus.

(1)	See Gemalto press releases dated September 8, 2006, October 2, 2006, October 9, 2006 and November 2, 2006 and the French AMF notice No. 206C1999 of November 2, 2006.

The statutory sell-out right
In accordance with Luxembourg law, Gemplus shareholders were entitled to exercise their right to a sell-out during three months as from the day following the close of the reopened Offer, i.e., from November 9, 2006 through February 8, 2007, or such earlier date as Gemalto determined to implement a mandatory squeeze-out procedure (“mandatory squeeze-out”) (see below).
Pursuant to such statutory sell-out right, Gemplus shareholders who had not tendered their shares in the Offer were entitled, on a voluntary basis, either (i) to sell their Gemplus shares to Gemalto at a price of €1.30 in cash per Gemplus share, or (ii) to exchange their Gemplus shares for Gemalto shares at the same exchange ratio as that available in the Offer, i.e., 25 Gemplus shares for 2 Gemalto shares.
The CSSF gave its approval of such cash consideration and share consideration as providing a “fair price” for Gemplus shares in the statutory sell-out proceedings, on the basis inter alia of the assessment by an independent expert of the evaluation methodology and cash consideration, determined in accordance with Luxembourg law(2).
As a result of the statutory sell-out procedure, and without taking into account the number of Gemplus shares tendered in the mandatory squeeze-out (see below), Gemalto held 99.10% of the share capital of Gemplus.
The mandatory squeeze-out
Gemalto announced on January 8, 2007 its decision to implement a mandatory squeeze-out, pursuant to Luxembourg law, relating to the shares of Gemplus which were not held by Gemalto following the statutory sell-out.
Gemalto offered to the Gemplus shareholders in the mandatory squeeze-out the same alternative consideration in cash or in shares as in the statutory sell-out, i.e., €1.30 in cash per Gemplus share or 2 Gemalto shares for 25 Gemplus shares, respectively.
As requested by the CSSF, the Gemplus shareholders were granted a decision period of 14 trading days as from the date of announcement of the mandatory squeeze-out, i.e., until January 26, 2007 inclusive, to indicate their choice between the cash consideration and the share consideration described above(3).
The Gemplus shares were delisted from Eurolist by Euronext Paris S.A. and the Gemplus American depositary shares were delisted from the Nasdaq Global Select Market as of January 29, 2007. The Gemplus shares which were not already held by Gemalto as a result of the statutory sell-out procedure were automatically transferred to Gemalto on February 6, 2007. The Combination was thus completed in just over one year after its announcement on December 7, 2005, as a result of which Gemalto now holds 100% of the share capital and voting rights of Gemplus.
Structural and operational reorganization of Gemalto pursuant to the Combination
The Board of Directors of Gemalto
On June 2, 2006, i.e., after the launching of the Offer and upon completion of the Contribution in Kind, the composition of Gemalto’s Board of Directors (“Board”) was modified to reflect the Combination and to implement the terms of the Combination Agreement.
While the number of Board members was previously fixed at seven, such number was increased to eleven on June 2, 2006, upon completion of the Contribution in Kind, but until the General Meeting of Shareholders approves the appointment of an eleventh Non-Executive independent Board member, proposed by the Board, the Board would be constituted of ten Board members, according to a decision of Gemalto’s Extraordinary General Meeting of Shareholders held on January 31, 2006.

(2)	For further details relating to the statutory sell-out, please see Gemalto detailed press release dated November 2, 2006.

(3)	For further details relating to the mandatory squeeze-out, please see Gemalto detailed press release dated January 8, 2007.

In addition, Mr. A. Mandl, former Chairman and Chief Executive Officer of Gemplus, was appointed as Executive Chairman of Gemalto by the Extraordinary General Meeting of Shareholders held on January 31, 2006, with effect as of June 2, 2006 for a period of 18 months ending on December 2, 2007 (the “Executive Period”). See chapter 4 and section 5.1 for information concerning the Board members and a description of the powers of the Board, the Executive Chairman and the Chief Executive Officer (“CEO”).
Gemalto Management
A new management structure has been implemented within the Group, upon completion of the Contribution in Kind, in order to implement the terms of the Combination Agreement and to ensure a true merger of equals between Gemalto and Gemplus.
Through the rapid integration of existing teams, this new structure aimed to allow Gemalto to effectively respond to the growing diversity of its customers’ needs. See sections 4.2.12 and 5.2 for a description of Gemalto’s senior management and information concerning its members.
Key operational integration steps
The integration program was well advanced from an operational perspective and gave rise to:
•	An organization, a structure and objectives in place and fully operational since June 2nd, 2006

•	The rationalization of the product portfolio and the implementation of a common roadmap

•	The merger of Customer Relationship Management (CRM), forecasting and supply chain processes

•	The realization of concrete synergies in various areas, for example in chip purchasing and manufacturing savings

•	A single process applicable to the external sales of modules, as a result of work sessions between Operation, Product Lines and Regions

•	The intensification of the customer outreach with a new visual identity and precise branding guidelines for the marketing and communication tools

•	The review and integration of the long range planning, aligned towards profitability objectives

•	The identification of more than 80 actions across the organization to be put in place as to improve employee recognition, collaboration between departments and entities and transparency of HR policies
2.2.	KEY FINANCIAL INFORMATION

The tables below show the Company’s key annual financial data for the years ended December 31, 2005 and 2006.

The income statements presented below were prepared on an Adjusted pro forma basis, reflecting the combined activity of Gemalto and Gemplus over the full years, excluding one-off expenses incurred in connection with the Combination with Gemplus, reorganization charges and charges resulting from the accounting treatment of the transaction, and assuming that the Combination had taken place as of January 1, 2005. For a more detailed description of the basis of preparation of Adjusted pro forma financial information, please refer to sections 3.1 — “Basis of preparation of the financial information presented and discussed in this chapter”, 3.1.1 — “Pro forma financial information” and 3.1.2. — “Adjusted financial information”.

The summary consolidated balance sheet information below was extracted from the Group’s balance sheets as of December 31, 2005 and 2006 prepared in accordance with International Financial Reporting Standards (IFRS), and is drawn from the financial statements shown in section 7.1.1 — “Consolidated balance sheets for the period ended December 31, 2005 and 2006”.

The summary cash flow information below was prepared on a pro forma basis, as described in section 3.1. — “Basis of preparation of the financial information presented and discussed in this chapter.

Adjusted pro forma income statements (unaudited):

	Year ended December 31,
	2005	2006
	(€ in millions)
Sales	1,724	1,698
Cost of sales	(1,157)	(1,195)

Gross profit	567	503
Gross margin	32.9%	29.6%
Operating expenses
Research and engineering	(116)	(114)
Sales and marketing	(211)	(218)
General and administrative	(116)	(111)

Total Operating expenses	(443)	(442)
Other income, net	3	(1)

Operating income	127	60

Operating margin	7.4%	3.5%
Financial income (expenses), net	6	8
Share of profit (loss) of associates	0	(1)

Profit before income tax	134	67
Income tax expense	2	(66)

Profit (loss) for the period	136	2

Basic earnings per share (Euro)	1.51	0.02
       Consolidated balance sheets:

	As of December 31,
	2005	2006
	(€ in millions)
Cash and cash equivalents	219.1	430.3
Trade and other receivables, net	195.2	447.2
Inventories, net	78.9	177.9

Goodwill, net	233.4	543.9
Intangible assets, net	18.4	115.6
Total assets	882.2	2,033.9
Borrowings (current portion)	1.6	7.8
Borrowings (non-current portion)	5.8	26.4
Minority interest	2.4	27.1
Capital & reserves attributable to company’s equity holders	589.7	1,422
       Pro forma cash position variation:

	2005	2006
	(€ in millions)
Net cash generated by operating activities	209	68
Net cash used in investing activities	(113)	(88)
Net cash used in financing activities	(34)	(170)
2.3.	AGENDA 2007 AND OUTLOOK

Agenda 2007

In September 2006, Gemalto launched its Digital Security vision. This vision has been communicated and well acknowledged by our employees, customers and shareholders. The key elements of our vision are summarized below and well accepted:

The digital revolution is transforming the way people go about their everyday lives. The freedom to communicate, buy or travel, anytime or anywhere has become an integral part of what each individual wants and expects. The business of our customers is to enable individuals to make the most of these digital interactions and help them by making these experiences more convenient, secure and enjoyable. We are part of a large and fast developing market that is growing with the spread of these digital interactions to every aspects of a person’s life, be it at work or at home or in between. As the scope of the digital world extends, and in order to provide our customers with solutions that are more comprehensive and useful, Gemalto has chosen to expand its activities throughout the value chain. As a result, smart cards have come to represent only a part of what Gemalto does or can do. Today, Gemalto’s expertise and experience in developing secure personal devices, software and related services should enable the Company to become a leader and to thrive in this market.

In addition to championing our vision to primary stakeholders, we have announced and started key corporate programs, implementing our strategy to reach our vision and in line with the market opportunities, that are intended to deliver profitable growth. These programs are balanced between new growth and operational excellence initiatives. New Digital Security growth initiatives include opportunities around, for example, Multimedia, Convergence, Managed Services, Mobile TV, Identity and Secure Documents, Network Security, Mobile Banking and Contactless Payments. Operational excellence initiatives are aimed towards most notably realizing the Combination synergies, rationalizing and leveraging our manufacturing advantage to be a high quality and low cost leader, further segmenting and differentiating our whole product offers, formalizing a New Business Development process, and leading our industry in customer satisfaction.

Outlook

In the first half of 2007, demand in Mobile Communication will be driven by emerging countries and the revenue profile is therefore expected to consist primarily of entry and mid-range products. Furthermore, Gemalto’s operating margin will not benefit from the unusually high patent licensing revenue and positive one-off items booked in the same period of 2006. Cost synergies from the Combination are materializing progressively in line with the Company’s expectations, but will not be sufficient to offset the adverse effect on the operating margin of the strong price decline of the last twelve months.

In the second half of 2007, operating margin should reflect the usual favorable seasonal pattern and the increasing contribution of the first deployments of digital security solutions. The Company will also benefit from additional cost synergies from the Combination.

Gemalto continues to anticipate sustained demand in all of its key markets. It will continue to proactively make the necessary adjustments to its cost base and remains determined to reach its stated objective of an operating margin above 10% in 2009.
2.4. OPERATIONAL DEVELOPMENTS
2.4.1 Gemalto’s secure personal devices, software and services
Gemalto provides secure personal devices, software and services for applications in the digital world:
Secure personal devices:
Portable devices that securely store applications and information specific to the end-user:
•	microprocessor cards: “smart cards” such as wireless SIM and EMV banking cards

•	e-passports, e-healthcare and e-ID cards, driving licenses, etc.

•	tokens, USB dongles and OTP devices
Other products, software, and services:
•	associated software, middleware, and server-based solutions

•	personalization services including data management, file treatment, post-issuance and packaging services

•	operated services

•	consultation, integration, project management and maintenance, training and support services

•	point-of-sale: a complete range of terminals, dedicated software tools, management systems and services

•	readers and chipsets

•	memory cards

•	pre-paid cards for public telephony
2.4.2 Key markets (by reporting segments)
2.4.2.1 Mobile Communication
Our end-to-end mobile communications solutions enable our customers to bring innovation, trust and security to the daily lives of hundreds of millions of users on every continent.
Our position as world leader in the provision of SIM cards, software and services to the mobile industry is built on two key factors: our unrivalled understanding of the wireless marketplace, and our record of extending the capabilities of our solutions to match the needs of our customers. 2006 saw us delivering the highly integrated, secure services they require to compete in today’s communications world.
New opportunities: new dynamics
The mobile world is changing, as digital communications blur the boundaries between mobile and Internet. Traditional players are taking up the challenge of new dynamics, new business models and competition from new quarters. They need to present new value propositions to their markets and stamp their brand across the digital world.
We understand these new dynamics, and our solutions, systems and skills are contributing to a swift and secure transition to the digital age.
Speeding delivery of new services
In Spain, Telefonica Moviles España (TME) moved up a gear with the roll-out of our Over-The-Air (OTA) platform to speed the delivery and provisioning of new services and applications within their existing USIM base.
Using IP technologies, our solution is 30 times faster than legacy platforms. By providing the speed and efficiency to match the performance of USIMs, it cuts the cost of service delivery for TME and increases the speed of service penetration. It also provides the flexibility to develop new models and generate new revenue streams. Our platform features the latest specifications, making this investment and fully interoperable.
Launching mobile TV
Mobile TV became a reality for thousands of users in 2006. Based on DVB-H, our specialized technology was instrumental in a series of successful launches by providing a high level of security for TV content. The SIM cards host the end-user’s access rights and protect access to the encrypted TV content, thus securing both service and operators’ revenue streams.
In Italy, 3 Italia’s mobile TV service kicked off to a resounding start with coverage of the FIFA World Cup in mid-2006. Thanks to our platform the service is highly secure and flexible, allowing 3 Italia to manage each user profile dynamically. This strengthens its one-to-one customer relationships and enables it to run effective direct marketing campaigns.
As needs evolve, 3 Italia will be able to upgrade the security and functionality levels of the conditional access system applet on the USIM card even after deployment in the field. The USIM will thus play an ongoing role in establishing the 3 Italia brand across all communication channels while enabling the management and control of new services.
In addition, 2006 saw other mobile TV launches elsewhere in the world:
•	MTN delivered the first mobile TV launch in Africa, using Gemalto technology to offer its subscribers quick and easy access to compelling services;

•	T-Mobile Czech Republic switched on an interactive “TV in your pocket” pilot, where Gemalto provides the operator with secure personal devices in the form of digital rights management cards. Operator and user benefits include mobility, advanced hardware and software security, user preference settings and future field upgradeability.
Exploiting the power of large capacity SIMs
In Brazil, new GSM customers who sign up with Oi — the mobile wing of the Telemar Telecoms Group — are being issued with our large-capacity SIMs. These offer Oi’s customers a new personal data service that can store information including bank account details and credit card numbers securely on the chip, protected by a PIN.
For additional security and convenience, all new contacts entered on the SIM by users can be stored on a remote server, so they can retrieve them if the phone is lost or stolen. The Oi Super Torpedo service, meanwhile, allows users to “blast” text messages to distribution lists and organize them in a PC-like file system.
Our large-capacity SIMs naturally deliver the full range of existing services as well, such as chat, email, mobile banking, prepaid reload and airtime balance enquiries.
Oi’s core strength is its ability to understand its customers, target services accordingly and make the whole mobile experience a simple one regardless of the handset. This is why they place so much importance on their choice of SIM.
In Japan, our USIMs are supporting DoCoMo’s 3G migration process and helping it meet its subscribers’ national and international roaming needs.
These cards support DoCoMo’s Freedom of Mobile Multimedia Access (FOMA) 3G services, ensuring continuity of service across the PDC home network, as well as W-CDMA and GSM networks when abroad. These products meet the operator’s exacting security specifications with an embedded Public Key Infrastructure, providing digital signature capability for Internet access, web mail, remote log-in and mobile commerce.
In Saudi Arabia, Mobily uses our high-capacity USIM cards to stay ahead of the competition. Its subscribers enjoy a wide range of value added services, including web browsing, info on demand, info-tainment and automatic handset configuration.
As the first operator in the region to deploy 3G services, Mobily enjoys a reputation as an innovating pace-setter in mobile communications. It picked Gemalto as its USIM supplier for our strong regional presence and technological leadership. The Gemalto family of cards provides a secure platform for future services, with interactive access to dynamic content and innovative services tailored to the individual’s needs, backed by an experienced local team.
Making payments mobile
Another major development is the convergence of mobile with other technologies, especially those enabling payments to be made via Near Field Communication (NFC). In a notable meeting of our telecom and banking businesses, Gemalto is playing a key role in a mobile payment trial involving the Crédit Mutuel-CIC bank and mobile operator NRJ. Pilot customers in Strasbourg, France, are now using their cellphones to make payments in local cinemas, restaurants and supermarkets.
The payment chip is embedded in the cellphone SIM and complies with the EMV security standard, as for a conventional payment card, providing high security levels.
A comprehensive offering for fast-moving markets
Gemalto will continue to provide complete solutions to enable our customers to strengthen their market positions and to stand out from the competition in an increasingly open and interconnected environment.
Our solutions range from low-cost entry-level products to the most sophisticated solutions powering value propositions which foster multimedia service usage, make convergence a reality and open up new m-commerce opportunities in, for example, contactless applications. Gemalto also provides the services required to transform these value propositions into practical, integrated, fully functional operations.

2.4.2.2 Secure Transactions
a) Financial Services
Innovation and worldwide growth set the tone in financial services in 2006. With twice the market share of our nearest competitor in this sector, Gemalto’s unique range of solutions and services is both shaping and benefiting from these conditions.
Trusted, convenient ways to pay
Financial institutions around the world can benefit from our comprehensive array of solutions. These include contact and contactless cards with innovative designs and payment terminals embodying the latest technological innovations and specifications.
The key growth drivers in this business are demands for increased security, convenience and value. Contactless technology is gaining ground in many markets seeking speed and simplicity for low value payments. The increasing use of Dynamic Data Authentication (DDA) results from the need for extra protection of off-line payments. The widespread adoption of microprocessor technology stems from the universal need for greater security, especially in the rapidly growing context of Internet banking.
Among Gemalto’s many successes in 2006, we signed a long term agreement with Barclays Bank in the UK to provide products and fulfillment services direct to its customers, enabling them to effect online banking transactions securely and conveniently from the comfort of their homes. These and other contracts represent the practical application of our digital security vision: to make personal digital interactions secure and easy.
Contactless payment — the wave of the future
More and more smart payment cards today are “contactless”. These further enhance the customers’ experience as they enable them to pay simply by waiving their cards at a reader.
Contactless payment, once mainly confined to the USA, is now spreading to other continents. In Taiwan, 12% of smart payment cards were already contactless by the end of 2006. Meanwhile, the UK is planning a national rollout for the first quarter of 2008 and Gemalto is part of various pilots there.
In 2006, MasterCard(R) awarded Gemalto its “Best Vendor Partner Award” for our MasterCard OneSmart(TM)PayPass(TM) EMV contactless “combi-cards”. We are delivering these cards to two leading Taiwanese banks, Cathay United Bank and Taipei Fubon Bank.
The cards simplify and speed up small-sum payments for Taiwan’s mass rapid transit system (MRT), buses, parking lots and other locations, allowing cardholders to benefit from high-tech, secure and convenient transactions. Cardholders simply tap their cards at PayPass readers to make the payment.
In Australia, Commonwealth Bank of Australia (CBA) picked Gemalto for its first PayPass pilot. The first phase of the trial in New South Wales involves 33,000 CBA cardholders who can use their cards at more than 150 participating merchants (fast food restaurants, convenience stores, etc.) for payments under AU$35. Freed from the need to enter a PIN or sign a receipt, customers and merchants enjoy faster transaction times and shorter queues.
Going one step further, Gemalto used the Cartes tradeshow in France, in November 2006, to launch the world’s first banking card meeting the global Visa contactless specifications. This innovative, dual interface microprocessor card addresses EMV markets worldwide. This card performs multiple types of Visa transaction, including micro-processor contact and contactless, and magnetic stripe contactless payments. It can also host additional applications such as transportation, access control and loyalty, allowing banks to offer a wide range of valuable services to their customers.

EMV spreads to new continents
The EMV standard is now the norm in Europe and is fast gaining ground in an increasing number of Asian and South American countries.
In November 2006 Gemalto announced delivery of the first Visa Java EMV cards to DBS Bank (Hong Kong) Limited, one of the leading card issuers there. These cards provide additional protection against fraud, and so offer cardholders a more convenient, secure payment experience with greater peace of mind.
In addition to supplying our most technologically advanced cards, we also provided full consulting support to the DBS Information Technology team, point of sales vendors, loyalty program providers and personalization service providers.
Making personalization safer, more personal
In 2006 Gemalto also launched CardLikeMe(TM), a web based solution that allows cardholders to customize their payment card with a photo of their choice. An easy-to-use interface completely integrated into the issuing banks’ websites lets them offer innovative products and differentiate themselves from the competition.
At the same time, our instant issuance solution allows banks and retailers the flexibility to personalize chip cards securely at bank branches or points of sale. This advanced personalization solution took home the Silver Prize at the EPCA/ECR Excellence in Payments Innovation Awards in Amsterdam in April 2006.
Gemalto leads the way in developing new responses to the scourge of identity theft. In June 2006 we announced that we had achieved ISO/IEC 27001 certification for our advanced card personalization center outside Toronto, Canada. This center is the first to achieve these security levels protecting Canadian bankcard holders from identity theft.
Gemalto is thus assisting Canadian financial institutions as they begin converting an estimated 100 million magnetic stripe cards to microprocessor-based smart cards based on standards from Visa, MasterCard and others.
b) Transport
Gemalto is helping operators implement some of the world’s most ambitious mass transit solutions. Major cities across the world are integrating our technology into their transport infrastructures.
e-ticketing speeds up mass transit
Travelers demand speed and convenience when it comes to fare payment and access to buses, trams and trains. Operators share those concerns and want to provide a high standard of service to passengers. By optimizing their fare system and deploying robust ticketing solutions they can generate additional revenue and reduce fraud.
Contactless technology and interoperable ticketing systems now provide an effective, fully-operational answer to both sides of the mass transit equation as well as helping to limit city congestion.
Today contactless ticketing is displacing magnetic tickets the world over. Passengers appreciate its ease of use and reliability, while for operators it is drastically reducing maintenance and ownership costs.
With over ten years’ experience in transport applications, unrivalled industrial capabilities, worldwide coverage and a commitment to innovation, Gemalto supplies a complete portfolio of contactless automatic fare collection media, including repeat use and one-time paper tickets.
21st century ticketing for Paris
Paris combines a dense subway (Metro) system, extensive municipal and commercial surface bus lines and a commuter rail service covering a wide suburban area.

The NAVIGO(TM) contactless pass, introduced in 2000, uses Gemalto’s dual-interface (contact and contactless) smart cards with Calypso microprocessor technology. The card is personalized with a photo ID, name and electric data and then mailed by Gemalto.
The 1.5 million NAVIGO(TM) passes now in circulation are usable right across the urban region’s metro, bus and rail systems.
London travelers get smart
London has one of the largest contactless smart card initiatives in the world, changing the way people pay for travel on the subway (Tube), bus, Docklands Light Railway and Tramlink. The Oyster(R) branded cards cut out queuing and are quick and easy to use and recharge.
Gemalto is a key supplier, and has so far delivered over 10 million cards, helping smooth urban transport for over 8 million passenger-trips a day.
Going places in the Netherlands
Gemalto is supplying smart cards and associated personalization services for the Trans Link Systems project in the Netherlands. This is the world’s first deployment weaving a whole country’s different public transport modes into a single system and is destined to serve more than 80% of the country’s public transit passengers.
A single contactless card will allow them to travel on ferries, buses, metros, trams and trains anywhere in the Netherlands.
The program’s pilot phase involves up to 1.4 million contactless cards, but a planned 12 million cards will ultimately be deployed. A forecast 2 million passengers or more per day will use the national transit system once it is fully implemented.
Serving Brazil’s commuters
SPTrans of São Paulo operates one of the world’s busiest transit networks serving 6 million commuters daily. In 2002 it chose Gemalto to supply an e-ticketing solution to create an ultra-modern fare collection system, dramatically reducing fraud in the process.
Gemalto has so far delivered a total of over 7 million cards and was picked for its local manufacturing and personalization facilities, its high quality cards and its reliable supplies.
Smart ticketing in Chile
Contactless technology was central to the renovation of Santiago de Chile’s mass transit system. First to benefit was the city’s subway, with more than 300 terminals and 160 reload points installed in 2003. E-ticketing was then extended to include Metrobus.
Today 8,500 buses are also equipped with contactless readers. The 5 million daily travelers can reload their cards at stations or at one of the 900 shops located around the city.
Transantiago chose Gemalto’s e-ticketing solution because of earlier successful roll-outs in Latin America. They also appreciated our innovative semi-transparent card body, our ability to honor tight schedules, our capacity to handle complex projects involving other players and our local manufacturing and sales presence.
Gemalto delivered around 4 million cards for the Santiago transit system in 2006.
Developing transport schemes in China
China was an early adopter of contactless technology and Gemalto has helped it deploy the world’s first programs in this sector. As a result we have delivered several million cards over the past 10 years.

Today some of China’s largest metropolitan areas, including Beijing, Guangzhou, Chongqing, Chengdu and many provincial centers use Gemalto products and services for effective, profitable mass transit operations.
Gemalto has also delivered toll road solutions, with successful roll-outs in several dynamic provinces.
Chinese municipal authorities have repeatedly picked Gemalto for its local manufacturing capabilities, the quality of its cards, its capacity to deliver complete solutions including personalization and its rapid delivery times.
c) Pay TV
Gemalto is a leading provider of secure Pay TV cards to Conditional Access Providers (CAPs) such as Nagravision, NDS, and Viaccess. We also provide best in class security consulting for CAPs that have developed their own operating systems.
2.4.2.3 Identity & Security
a) Government
Gemalto is the leading provider of secure identity solutions to the rapidly growing e-government sector. Our aim is to make each interaction between the citizen and a public agency secure, simple and private.
e-government — a growing reality in 2006
Governments around the world are seeking to boost efficiency and security in many essential functions and at the same time to serve and inform their citizens more effectively. They are deploying electronic infrastructures to streamline government processes in various domains such as reducing ID fraud, securing travel documents, strengthening border controls, enhancing health services, increasing ease of access to information and documentation, and so on. This is creating a potentially vast new market known generically as e-government.
Gemalto has identified three main areas of development in this sector embracing secure identity documents, namely travel, healthcare, and identity, including drivers’ licenses and registration certificates. Each of our solutions is tailored to local market conditions in partnership with the government department or agency concerned. Solutions include the supply of secure documents and operated services covering enrolment, issuance and applications.
Supplying end-to-end e-passport solutions
Gemalto’s in-depth knowledge of secure operating systems and industrial security processes has earned us a place as a partner in the project to create the French e-passports. These use our highly secure operating system and encryption algorithms working inside a contactless microprocessor incorporated into the passport’s cover. The new travel document meets the strict standards defined by the International Civil Aviation Organization (ICAO), and also complies with the stringent US Visa Waiver Program. The first documents were delivered in April 2006, and within 5 months more than 1 million had been issued. A total of 2 million were delivered by the end of the year.
In August 2006 the US Government Printing Office (GPO) placed its first order with Gemalto, following completion of our electronic passport technology qualification. The GPO and the U.S. Department of State evaluated the Gemalto solution and confirmed that it fully satisfies their mandatory requirements for privacy protection, security, durability, manufacturing yield, transaction speed and communications performance.
In October 2006 the Estonian authorities announced that Gemalto would provide them with a turnkey e-passport solution, from manufacturing and binding the booklets, and using a powerful microchip for biometric identification, to implementation of the personalization system. We are also providing enrolment software and equipment for capturing and digitizing the data, picture and signature. This comprehensive solution illustrates our ability to handle the whole value chain in the e-passport management process.
Portugal, Poland, Czech Republic, Denmark, Latvia and Slovenia also picked Gemalto’s travel document products and solutions in 2006.

Developing multi-use e-ID solutions
Oman’s national e-ID card program was the first smart card-based e-government system to be deployed in the Middle East. This initiative seeks to simplify and speed up administrative processes, improve public services, promote the use of IT and tighten homeland security. Gemalto is providing consultancy services, project management and integration services as well as software. Finally we will supply highly secure ID cards embracing three main functions: identity, drivers’ licenses and border control.
In 2006 Gemalto also contributed to the Qatar national ID program with the delivery of fingerprint match-on cards, associated readers and services. This smart card, the size of a credit card, serves as the official ID document for Qatari citizens over 16, as well as foreign residents. In addition to the personal data available in standard ID documents (such as name, birth date, address, etc.) the microprocessor stores the person’s fingerprint. This biometric data remains on the chip and never leaves the card even when identity checks are performed, protecting the cardholder’s privacy. Security features embedded in their ID card allow holders to access e-government services and perform transactions simply and securely.
With over 4 million cards in use at the end of 2006 and close to 9 million to be issued by 2009, Belgium’s “Belpic” (Belgian Personal Identity Card) is currently the largest e-ID program in Europe. Gemalto is providing Java-based technology for the operating system, ID and digital signature applications, along with our highly durable and secure polycarbonate card body. Advanced security printing features include rainbow, UV and guilloche printing, changeable laser image, optical variable ink, DOVID, relief and laser engraving.
Thanks to improved security and convenience, on-line formalities that previously took hours (like requesting a birth certificate) now take seconds. Agreements with other public and private services such as CertiPost (a joint venture between the Belgian Post and Belgacom) and software suppliers such as Microsoft and Adobe, allow citizens to send electronically signed letters and contracts and pay bills on-line.
e-healthcare — delivering better service for millions
The Algerian national health insurance authority (CNAS) picked Gemalto as sole provider of a turnkey, microprocessor-based solution to create a robust base for better healthcare, cut operating costs, boost efficiency and reduce fraud. Gemalto also provides a customization system and an integrated issuance and management system. Overall, this new solution is bringing better data storage, enhanced security and faster healthcare refunds for Algerian citizens.
In Mexico, Gemalto delivered the first phase of a new countrywide e-healthcare program aimed at securely storing patient information, cutting paperwork, and ensuring citizens get the correct benefits — especially the under-privileged. The new cards are to be distributed to every family covered by the Seguro Popular healthcare administration. When patients present their cards, doctors can securely access information about them and update it in real time. This results in lower administration costs and reduced benefit fraud.
French healthcare operator GIE SESAM-VITALE selected Gemalto for the next generation of its personalized Vitale 2 health insurance cards. These will help combat fraud, speed patient refunds and reduce paperwork. Vitale 2, with the beneficiary’s photo on the card body, will simplify life for patients, reduce prescription and treatment errors, and make data management even more secure.
In 2006, the German government launched what it calls the most extensive e-health project in the world, aimed at reducing administrative costs and ensuring better delivery of services and benefits to citizens. It involves 350,000 doctors and dentists, 2,000 hospitals, 22,000 pharmacies and 80 million patients each of whose e-healthcare cards will be renewed over the next 5 years.
In December 2006, Gemalto participated in the first pilot program based on highly secure microprocessor cards. These cards perform as an active security device that strongly authenticates the patient and therefore contributes to reducing fraud costs and increasing privacy. It also enables access to electronic medical files, and will include emergency data such as blood group, allergy alerts and ongoing treatment records. In addition, the new health card will be able to carry electronic prescriptions, which will reduce paperwork significantly and should make about 700 million handwritten prescriptions redundant. Authorized healthcare professionals can read personal information only if the patient consents by entering the card’s Personal Identification Number.

Enabling e-democracy
Gemalto technologies are helping to improve democratic processes in many countries. Our secure, efficient, accessible solutions are enabling citizens to contribute more effectively to public decision-making and participate more directly in public life. Broader collaboration between members of the public and governments could ultimately yield smarter policies and greater social cohesion. Gemalto sees huge opportunities in providing applications, services and products to further these goals.
b) Enterprise
Protiva and SafesITe, Gemalto’s strong authentication solutions, address the growing demand for enhanced corporate security by protecting digital identities and increasing network security. Incorporating the established strengths of smart cards with open standards and close integration with the Microsoft(R) infrastructure, they enable interoperability and reduce the total cost of ownership.
Securing business assets
Public and private networks are mission-critical assets for enterprises of all sizes because of their impact on productivity, profitability and competitiveness.
Employees, partners and customers require on-demand access to data and applications from anywhere, regardless of the platform they are using, including wireless devices and laptops.
But while access by local and mobile users is a business necessity, it also makes enterprise networks more vulnerable to unauthorized intrusion.
A rapidly growing market
Thwarting hackers, online identity thieves and other unauthorized intruders is a major priority for companies’ IT departments. Increasingly they are deploying systems that combine certificate-based services — including digital signature, document encryption and secure remote access — with strong authentication. These systems enhance enterprise network security and protect access to confidential documents and digital assets in order to boost productivity and efficiency.
The market for identity and access management (IAM) systems is forecast to grow rapidly in the coming years with market revenue expected to rise from $3.4 billion in 2006 to more than $5 billion in 2010, exclusive of services(4). Two drivers behind this growth are the obligations of all organizations to manage the financial risks associated with on-line identity theft and network attacks and to comply with government regulations.
In the EU, the European Network and Information Security Agency was set up in 2004 to address related issues. Meanwhile in the US several federal laws, including Homeland Security Presidential Directive 12, the Health Insurance Portability and Accountability Act and the Sarbanes-Oxley Act mandate the use of strong authentication.
Protiva(TM): enhanced security for digital identities
In 2006 Gemalto introduced Protiva, a platform that uniquely meets the demands for enhanced network security and online identity protection by delivering two key benefits: strong two-factor authentication using one-time passwords and the flexibility to implement additional identity services as needs evolve. When used with certificate-based applications, the smart card device can also provide core Public Key Infrastructure (PKI) services, including encryption, digital signature and secure private key generation and storage.
To deploy Protiva, Gemalto works with a select group of Value-Added Resellers (VARs) and systems integrators, as well as major hardware and software companies, to deliver digital identity

(4)	Source: IDC Worldwide IAM 2006

protection to small and medium-sized enterprise customers worldwide. More than 50 VARs specializing in network security joined our partner program in 2006 and thus benefit from our comprehensive training, installation assistance and technical support.
Delivering SafesITe(TM) enhanced security solutions to Government and large enterprises
Gemalto has long been a major provider of strong authentication devices to the US Federal Government and the merits of our solutions gained recognition at the highest levels in 2006.
In November 2006 the top ranking agency within the US Executive Branch of Government chose our SafesITe smart card solution, including card management services, in compliance with the Homeland Security Presidential Directive 12.
Since 2001, the Department of Defense in particular has deployed 11 million of our Common Access Cards. In 2006 we supplied over 1 million additional CAC cards to the DoD through our partners BearingPoint and EDS.
To meet the growing need for secure access to key national facilities, we announced in April 2006 the integration of our contactless reader into the SureAccess(TM) all-weather biometric smart card reader. This integrated solution is compliant with the US Government’s stringent Federal Information Processing Standard 201, which requires smart card-based interoperable credentials for all federal employees and contractors.
Linking up with Windows Vista(TM) for faster, easier security
In a significant development that allows enterprises and government agencies to easily replace weak user name and password-based security with our smart cards and tokens, Gemalto and Microsoft(R) confirmed that Windows(R) Vistatm and Microsoft Identity Lifecycle Manager, an identity management solution, natively support our .NET smart cards.
By extending the Microsoft .NET programming model to the smart card, this innovative Gemalto product offers businesses and application developers a rich set of features, including managed memory, strong security and language independence. In addition, organizations can deploy further digital security applications such as document signature, physical access control and employee e-purse services.
In recognition of the superiority of Gemalto’s innovative technology, our .NET smart card solution has also been chosen as Microsoft’s worldwide corporate badge for logical access, combined with HID technology for physical access.
The high degree of integration between Gemalto and Microsoft products helps make the deployment of our solutions in Microsoft Windows(TM) corporate IT platforms fast and easy.
Bringing convenience and security to healthcare
Gemalto is also working with Citrix to expand smart card support in thin client solutions to make enterprise computing networks more secure. Our two companies’ respective strong authentication and virtualization technologies are now tightly bound together. This ensures that secure access to sensitive applications for multiple categories of users can be easily and conveniently deployed in enterprises of all sizes.
In any business, access to information in real-time and from anywhere is critical. In the healthcare industry, professionals need secure and efficient access to workstations without lengthy logins. They also want the freedom to roam the healthcare facility, addressing patients’ needs, while maintaining seamless access to patient records and critical applications.
In the US, Bay Medical’s deployment of our .NET smartcards exactly meets these requirements. By allowing staff easily and securely move from one workstation to the next their productivity has risen by 22%. This solution is being rolled out to 25 more hospitals over the next year.

c) Internet Content Providers
Unless consumers have confidence that they are connected to a trusted site, they will not divulge their identity details on-line. And without their trust, web portals, e-merchants and other Internet businesses will not thrive. Our network identity solution enables users to conduct transactions simply and securely, while reducing the need for on-line businesses to store personal information.
Fear of identity theft is a major barrier to growth in the on-line business. According to a survey of consumers by Cyber Security Industry Alliance, “48% say they avoid making purchases on the Internet because they are afraid their financial information may be stolen.”
Thus consumers and other on-line users need to protect their identity credentials for multiple web sites efficiently and conveniently. At the same time, on-line businesses and communities are required to maintain a minimum amount of personal information, which they must keep secure.
Safe, convenient solutions for online transactions
Gemalto’s Network Identity Manager (NIM) is a smart-card, browser-based strong authentication solution that uses standard USB protocols. It eliminates the need for additional server hardware and middleware, for client software and for special administrative privileges on the user’s PC. The user communicates with the device through a web browser and is authenticated to it by entering a PIN.
NIM then mutually authenticates both user and server via an encrypted end-to-end connection, using standard security protocols. This makes the solution easier to implement and more secure than traditional multi-factor and mutual authentication systems.
The device is managed by a robust system that enables users to aggregate ID credentials for multiple trusted web sites, manage their identities and perform routine maintenance tasks. By allowing aggregated IDs, several transaction partners can use the same device and operational costs can be lowered.
VeriSign(R) has selected this solution for its Identity Protection (VIP) Network, and a major online payment company is deploying it in 2007.
NIM is radically improving the way consumers authenticate themselves online and securely log on to an Internet site. They can be confident their personal information will remain private and protected against fraudulent and malicious Internet attacks.
2.4.2.4 Public Telephony
In 2006 the chip phone card celebrated its 20th birthday. 500 million have been sold around the world, as well as over 3 billion conventional cards.
However, with users tending to migrate towards mobile services, this business is subject to increasingly intense competition and is leaving many fixed line operators with fewer subscribers. Nevertheless, they continue to support the use of phone booths, offering diverse payment methods and innovative services often supported by the chip phone card.
Gemalto is the clear leader in this sub-segment, and our objective remains the provision of innovative solutions at competitive prices.
While our core business is the sale of phone cards, we also sell modules adapted to specific market demands. Our technical teams’ know-how in terms of security and smart card technology allows us to offer complete security solutions for different card generations, including Security Authentication Modules and Key Management System updates.
Our “options” typify our innovative approach to card enhancement, and are designed to increase sales of cards. During 2006, we created an airtime lottery software solution for Telmex in Mexico, giving winners the benefit of extra communication time. The amount they win is displayed on the phone screen. At the same time, Maroc Telecom selected a solution that enabled their customers to use their phone cards from home.

2.4.2.5 Point of Sale Terminals
a) MagIC(3) makes POS transactions easier than ever
Demand for secure EMV compatible point-of-sale (POS) terminals is expanding worldwide, and Gemalto offers a comprehensive array of solutions. Our MagIC portfolio of products is geared to fit widely differing circumstances at the point of transaction.
Desktop terminals are mostly used at retail sales counters, while portable terminals can be moved a short distance from the sale counter for payment, at a restaurant table for example. Mobile terminals with wireless communications capabilities are designed to facilitate payment anywhere, especially for merchants on the move like taxi and home delivery drivers.
In 2006 we launched our completely new MagIC(3) platform in anticipation of new market demands. This incorporates the MagIC(3) “Open&Sec” technology running on Linuxtm and allows users to securely access a broad set of new applications. Featuring unrivalled connectivity with USB devices, with a plug-in point for all currently available peripherals as well as an Ethernet connection, MagIC(3) stakes its place in the Internet world.
The new terminals’ Linux-based operating system leverages Internet Protocol (IP) technology and speeds development of new value-added solutions. Their advanced connectivity allows users to upgrade their software easily or install additional modules by simply downloading them through a USB key. To make our POS terminals more convenient to operate, MagIC(3) provides an intuitive user interface quite similar to that of a mobile phone. This ease of use is unique to Gemalto’s new product. MagIC(3) cuts out the need for tech-savvy experts to carry out electronic transactions through POS terminals.
With the adoption of the Linux operating system, this product line opens up a realm of new customized applications, offering our customers greater flexibility without compromising security. The open operating system benefits banks and merchants alike, delivering both cost and time-to-market benefits.
b) Smart Readers & Tokens
Gemalto is the world leader(5) in secure card interfaces including readers, chipsets, contactless interfaces, USB tokens and dongles. In 2005 we held over 41% of this product category, which is itself growing at over 25% year-on-year.
We supply the world’s largest range of reliable, certified, user friendly readers for all security markets and applications such as e-banking, logical identification and authentication, healthcare and physical access control.
Our best-selling PC-Link series is used in IT security, e-government and business-to-business, as well as in the fast-growing home banking and e-commerce segments.
We have also launched a new line of hand-held readers offering dynamic OTP authentication.
Securing banks’ data transactions
In the corporate security sector, we are seeing a growing uptake from financial institutions seeking to secure their business-to-business transactions as well as those with their Internet customers. In the UK, four of the main banks are using Gemalto’s PC-Link reader to secure the exchange of information with their subsidiaries and other banks.
For all markets that require card interfaces we also offer chipsets embedded in computers or keyboards.

(5)	Source: Frost & Sullivan: January 2007

2.4.3 Production
With 23 production sites and 36 personalization centers strategically positioned around the world, Gemalto is uniquely placed to respond rapidly and flexibly to our customers’ demands and efficiently deliver the highest quality products.
Our desire to be totally customer focused across all our operations is the driving force for change in our business. The effective management of that change process is critical to its success.
With our belief that Gemalto’s most valuable asset is our people, their implication in this process is a fundamental concern. Emphasizing flexibility and empowerment, we are training our people to excel in their work and motivating them to carry out the necessary changes. In this way, and by gaining their full support, we are effecting a step-change in the way we run our operations.
To do this we have initiated a universal “World Class Manufacturing” program to ensure all our facilities are operating at or above “Best in Class” standards. This is expressed in a 10-point charter that proactively guides our actions at every site, and is managed through a series of key performance indicators. In summary it focuses on:
•	customer satisfaction as our top priority

•	management and people development providing direction and motivation

•	improvement management as a way of life

•	work environment as crucial to the efficiency of our operations

•	process control insisting on “right first time” production

•	assets optimization and Total Productive Maintenance achieving high performance while eliminating variability

•	“Just in Time” order-to-delivery flow ensuring prompt supply as promised

•	security as a fundamental value-add

•	suppliers and partners whom we continuously encourage to improve

•	product and process design as keystones to efficient, reliable manufacturing.
Many plants chalked up significant successes in 2006.
•	In Spain, our personalization site in Madrid has implemented changes slashing 50% off its cycle time at no cost.

•	In Mexico, our Cuernavaca plant responded to increasing demand in Latin America for GSM SIM cards by achieving a 57% productivity increase in its packaging activities; and our Iztapalapa facility achieved huge improvements in personalization lead time and productivity by introducing a cell concept.

•	In Brazil, our Curitiba plant also implemented the cell manufacturing process to reduce a production cycle from 2 days to 3 hours.

•	In Filderstadt, Germany a new scheme to encourage employee suggestions resulted in 80% more ideas coming forward; a new embedding process yielded 100% speed gain; and TPM has increased overall productivity by more than 20%.

•	In China, our Tianjin facility doubled the speed of card personalization and saved 25% of the plant’s capacity by introducing “Design for Manufacturing” methodology; while in Zuhai our Goldpac entity won the “2005-2006 Distinguished Services Award” from the Ministry of Construction for its “extraordinary performance” in quality control, embedding, application and service.

•	In Gémenos, France, manufacturing cycle time has been reduced by 30% by implementing a Just-In-Time and cell concept.

•	In Tczew, Poland our site significantly improved its efficiency by implementing visual management tools.
2.5. CORPORATE SOCIAL RESPONSIBILITY
2.5.1 Health, Safety and Environment
Gemalto treats the protection of the environment and the health and safety of employees as priority concerns. HSE management system certifications, the development of eco-friendly products, the continuous reduction of manufacturing impacts and other initiatives are all part of our efforts to achieve these goals.
Gemalto is an industry leader against international benchmarks for HSE management systems: 20 of our sites are ISO 14001 certified and 6 sites are OHSAS 18001 certified. These accreditations testify that we have an appropriate organization in place to ensure the continuous improvement of our HSE performance.
We have made significant progress in the framework of our southern France ISO 14001 certification, cutting our consumption of energy by 20% since 2002, water by 35% since 2004 and office paper by 50% since 2004.
Also in France, our safe journey management campaign, focused on driver training, has been recognized by the French Ministry of Transport’s safety program.
Our Pont-Audemer site earned a special mention by the French regional natural parks “EcoTrophies” scheme. This rewards “tangible practices for sustainable development”. We were recognized for our wide-ranging approach including an environmental management system, purchase of hybrid cars for work travel, banning of products harmful to the environment and strong employee involvement.
Since 1 April 2006 our personalization facility at Fareham, UK, has been CarbonNeutral(TM) accredited. Thus we now supply carbon neutral cards for banking applications. To enhance awareness of climate change, banks make a donation related to their customers’ targeted purchases, linking the amount of the donation to a customer’s contribution to CO2 emissions. This system, inspired by the Kyoto Protocol pollution permit mechanism, provides financial incentives for curbing environmentally harmful actions.
As part of this project, Gemalto supports the planting of trees in Scotland to compensate for CO2 released during production.
2.5.2 Responsible Design
Gemalto is committed to the development of socially aware and eco-friendly products. This notably implies paying close attention to their chemical content and end-of-life management.
We have anticipated European directives on the Reduction of Hazardous Substances (RoHS) through early involvement of our supply chain partners and regular independent audits to demonstrate full regulatory compliance. As a result, our smart cards and readers have been available in RoHS format since July 2006. Gemalto also provides recovery and recycling services to customers on request, and is engaged in ongoing programs to comply with national recycling programs and end-of-life regulations.
Our GemPCtwin is the first reader developed in partnership with the French Agency for the Environment & Energy (ADEME). The reader satisfies eco-design criteria and is designed for continuous improvement of its technical and environmental features. It anticipates legal requirements on hazardous substances and is easier to recycle. A lighter body and specially selected electronics add up to an improved bottom line on its environmental balance sheet.
We also offer a range of eco-friendly cards, from paper based materials for short-term use (e.g. scratch card paper), to carbon neutral credit cards and “green” PETG based “earthcards” for banking.

In response to the UK’s Disability Discrimination Act we are developing an innovative solution making it easier for disabled people to use our GemPocket OTP authentication reader. With a high quality display, large size characters and an audio function, it allows people with impaired sight or hearing to benefit from the standard levels of service and functionality.
2.5.3 Security
Security is central to the value of our products, software and services; and it is critical to our business success. In all our facilities worldwide our processes are therefore engineered to ensure maximum privacy of client data and strong guardianship of confidential material.
The creation of Gemalto set the scene for a total review of our security programs. We have redefined our models according to the most stringent benchmarks in order to establish new Gemalto Security Standards. Among others we are conducting a methodical, ongoing review of all risks associated with our processes, products, software and services. Our aim is to design robust security into them throughout their life cycle, from initial conception to end of life.
A recent example is our response to the exponential growth in demand for the protection of logical data (keys and certificates). Here we have implemented new technical solutions for their safeguard in support of our digital security business model.
Certified security
As part of a rigorous and continuous program to upgrade our manufacturing sites we are enforcing ISO/IEC 27001. This globally recognized certification details stringent requirements for the implementation of an information security management system, including security policy, organizational and personnel security, communications and operations management, as well as business continuity management.
Our sites are all appropriately security-certified by the main regulatory bodies including VISA, MasterCard and GSMA. In addition, certain specialized certifications were obtained in 2006, including that for our Intergraf High Secure Printing plant in Orleans, France.
Our customers trust us to supply the requisite solutions to protect their assets and data. That is how Gemalto is contributing to a digitally secure world. And that is why we spare no effort in committing ourselves to pursuing the highest levels of security.
2.5.4 Quality
Quality and excellence are the dominant goals in every area of Gemalto’s operations. This ongoing quest for best-in-class performance is institutionalized in our key processes.
We strive for continuous improvement by regularly challenging our process control and validation methods, by enforcing rigorous change management procedures and undertaking risk prevention studies.
At Company and departmental levels we pursue quality through proactive re-engineering and optimization programs. At the individual level, we train our employees to assess routine tasks for ways to improve their capabilities and boost efficiency. We apply preventive and corrective methodologies in all our activities to translate our employees’ commitment into increased customer satisfaction through improved products and services. Cross-disciplinary teamwork and statistical process analysis play a central role in the drive for the highest quality standards.
Our World Class Manufacturing initiative, based on Lean Six Sigma concepts and tools, is spreading our procurement management and fabrication best practices worldwide. Meanwhile software products and services are being developed within a Capability Maturity Model Integration (CMMI) framework. With our customer care and listening processes, these initiatives underpin our Quality Management System, now ISO9001 certified in all our sites worldwide. Many examples illustrate the successful deployment of our quality programs in 2006:
•	In Spain, our Barcelona facility received a 5-star “Recognized for Excellence” certificate from the “European Foundation for Quality Management” (EFQM);

•	In France, our Chambray les Tours personalization center won BNP Paribas’ 2006 Cristal Challenge award for the quality of its output; and our Pont-Audemer facility was one of only four sites in the whole country to win the French Award for Quality and Performance 2006 sponsored by the Minister of Industry and the MFQ (French Quality association).

•	Our plant in Singapore consistently achieves a quality yield of 99.5% in spite of the increasingly variable product mix, chip components and equipment technologies;

•	In China, the Zhuhai plant was one of the industry’s top-ranked facilities in the nation.
2.6 HUMAN RESOURCES
As of December 31, 2006, Gemalto had 10,731 employees worldwide broken down as follows:

By Activity
Manufacturing	6,378
Services	455
Sales & Field Marketing	1,297
Research & Development and Product Marketing	1,283
General & Administrative	1,318

Total	10,731

By Geographic location
France	3,440
Rest of Europe, Middle East and Africa	2,033
Asia	2,662
Americas	2,596

Total	10,731

With over 10,000 employees of over 90 nationalities spread across 40 countries, Gemalto is a truly international company. We value diversity, recognizing that multiple perspectives encourage innovation and enhance the robustness of our solutions.
One of Gemalto’s core values focuses on its people. We recognize the vital importance of their skills and motivation to the success of our organization, and therefore underline the importance of their concerns and contribution. At the same time we recognize the need for strong leadership in aligning our workforce around shared objectives and developing a common understanding of our vision of our business in digital security.
Our aim has therefore been to build not only departmental teams but also a worldwide Gemalto community throughout the organization. Among other initiatives, we have instigated quarterly management meetings in order to foster direct and timely dialogue between senior staff and employees.
We also favor internal mobility between business lines, job functions and regions to help develop an international mindset within our workforce, in order to meet our global business needs and better serve our customers.
A worldwide Human Resources “self-service” database helps connect people and facilitates the management of individuals and teams by sharing a common tool for annual performance appraisals, objectives setting and career management. The Career Networking Profile is an on-line curriculum vitae that allows employees to create their personal record including education, past experience and any personal details they choose to share with colleagues. This is an effective, dynamic and simple way to build our internal network and get to know colleagues better.
Developing intellectual capital
Gemalto is convinced that the development of its intellectual capital is essential to improving our performance. Our worldwide training programs are therefore designed to continuously reinforce skills enabling us to better respond to the needs of our customers. From sales and marketing courses and innovation workshops to technical R&D software training, our internal catalogue provides ample opportunities for career development.

Our belief is that a well balanced, satisfied workforce is essential to creating a better society. Hence “PeopleQuest”, our internal opinion survey, is conducted to gather and respond to the concerns and desires of employees worldwide. Results are followed up with concrete, achievable improvement plans to increase satisfaction in their day to day working lives. Employees respond freely to the survey and, while the focus is internal, Gemalto pledges contributions to external charities chosen by employees.
2.7 RESEARCH AND DEVELOPMENT
Gemalto’s industry-leading research and development programs enable our customers to deliver innovative, revenue-enhancing services to their customers.
Research and development, both basic and applied, ranks among our major priorities. We have built up a world-class team of around 1,300 engineers, including internationally renowned experts in security and cryptography. To maintain their focus on our customers’ needs, our R&D teams work in 11 centers strategically located in key zones around the world.
Gemalto has over 5,000 patents and patent applications, a tribute to our long-term commitment to innovation, and a powerful legacy from which to achieve our goal of anticipating and fulfilling our customers’ needs.
Creating a major team with far-sighted ambitions
The Combination enabled us to assemble a team of researchers and engineers with outstanding expertise. Uniting the wealth of talent and know-how from nearly 30 years of innovation and development clearly positions us as a leader in security and identity as applied to personal devices. Part of our focus was then to ensure we made the most of this potential, getting the best from all our practices and technologies. In particular we worked to improve our overall performance, especially speeding time-to-market for our innovations.
We have also been developing a new companywide process to drive the creation and implementation of new business opportunities, inviting all employees to participate in the creative process, and linking this to greater discipline in analysis and delivery.
Recognized as leading experts in digital security, our research engineers published several dozen articles in scientific journals in 2006. In addition they served on many scientific conference program committees.
Customer-driven R&D
Our engineers’ efforts in 2006 were primarily focused on convergence and resulting new opportunities we can deliver to our customers. The rapid evolution and interconnection of mobile telecommunication, Internet, banking and contactless technologies are providing innumerable possibilities for improving the security, convenience and experience of our solutions for end-users. Our goal is to be at the forefront of these developments.
We demonstrated this pioneering spirit in our development of solutions for mobile TV based on broadcast standards, and have already participated in several pilots. We are also at the forefront of mobile contactless payment, enhancing both the user experience and the security of the transactions.
We were also proud to participate actively in the 2006 launch of Microsoft(R)’s new operating system Windows(R) Vista(TM). Our .Net solution provides an easy, user-friendly way to secure access to networks. Indeed, all our research themes are geared to developing solutions to meet our customers’ future needs. Examples of practical, results-oriented innovations abound throughout this report, in the reviews of operations of our business units.
A world of new possibilities with Gemalto technologies
By opening smart card capabilities and security to the standard PC developers community, while ensuring state-of-art connectivity to IT and telecom infrastructures, Gemalto showed how telecom operators and financial institutions can adapt flexibly to fast-changing markets.

Gemalto won two prestigious Sesame Awards at the Cartes 2006 trade show in Paris: “Best Software”, with our implementation of the first TCP/IP V6 stack ever integrated into a smart card; and “Best IT Security Application” with our “SIM Strong”, which leverages the ubiquity of SIM-equipped mobile devices to provide secure access to online content and services.
At the same event we demonstrated products capable of handling multiple applications and interfaces. Tomorrow’s contactless cardholders will be able to pay for a purchase while making a phone call or logging onto the Internet, and at the same time storing multimedia content in the SIM’s flash memory.
In 2006 Gemalto and Microsoft organized the “Secure-The-Web” contest. This invited developers, researchers, start-ups and students to draw on their creative flair in the development of innovative Web service applications on our cards. The contest was a standout success, encouraging the winners to demonstrate creativity in the use of two-factor authentication platforms for the protection of identities and data, and enabling us to help get them to market faster for the benefit of the entire digital community.
Setting standards in digital security
Gemalto is a driving force in the adoption of international standards, ensuring that different types of cards and applications work together seamlessly, and speeding the roll-out of new technologies. Leading by example, we offer the widest range of interoperable cards, and with our commitment to international standards such as Java Card, ETSI, OMA, ICAO, 3GPP, ISO and Global Platform, we deliver a flexible, secure experience to customers and end-users.
One of our breakthroughs in 2006 was the decision on the standard for new high speed protocols for SIMs and handsets. This decision enables us to deliver innovative and interoperable mobile Internet solutions with greater speed and flexibility.
Quality certification
Gemalto enjoys a global reputation for the quality and reliability of its products and services. Our development centers have maintained their leadership of the smart card industry in terms of their excellence in the field of software engineering. This leadership is measured by a software process improvement program based on the CMMI (Capability Maturity Model Integration) model. This model corresponds to state-of-art guidelines for defining and institutionalizing common best practices in software engineering that are being deployed in all our development centers.
Gemalto was first with a card development center at CMM level 2, the first with a card services organization at CMMI level 2 and the first card development center at CMMI level 3.
Leveraging our expertise through collaborative ventures
Gemalto works closely with government and industrial partners to develop solutions to meet our customers’ future needs. In 2006 we announced the expansion of our operations in Singapore, including our R&D activities, in collaboration with the country’s Economic Development Board. Gemalto has had a dedicated R&D team in Singapore since 1997, and this move will enable us to serve our customers more effectively in Asia’s fast-expanding markets.
In addition, Gemalto R&D teams are currently participating in more than 20 publicly funded research projects, working closely with major French and other European partners.
These include projects under the European Union Information Society Technologies (IST) framework program and the Eureka initiative, an intergovernmental scheme to enhance European competitiveness through its support to businesses, research centers and universities. Gemalto sits on the Management Board of the largest Eureka cluster, MEDEA+, dealing with microelectronics and embedded applications.
The concerned Eureka projects include developing a common technology platform for the next generation of secure Trusted Personal Devices; the smart card platform needed to comply with the future “European Citizenship Card” standard; near-field communication (NFC) technology for Multimedia SIM cards, e-city (e.g. ticketing and mobile payment) and home network applications; and interactive, personalized Mobile PayTV.

Gemalto is also a board member of three of the “Competitiveness Clusters” launched by the French Government. We are contributing to several projects, including those to develop new digital security technology for the protection of critical infrastructures (airports, railways, and public buildings); a new generation of trusted computing platforms for the French Administration; contactless security and advanced packaging; and new methods of secure payment for Internet transactions.
Finally, Gemalto has launched the MaxSSIMM project, a major national initiative, under the aegis of the French National Innovation Agency. This initiative will combine all relevant new technologies in a bid to create a paradigm shift in mobile multimedia. This project will mobilize resources on an unprecedented scale to foster innovation to meet business needs.

CHAPTER 3 MANAGEMENT DISCUSSION AND ANALYSIS
3.1	BASIS OF PREPARATION OF THE FINANCIAL INFORMATION PRESENTED AND DISCUSSED IN THIS CHAPTER

Income statement information
The Company’s consolidated financial statements presented in chapter 7 — “Financial statements” of this annual report are prepared in accordance with International Financial Reporting Standards (IFRS).
As the first step of the Combination took place on June 2, 2006, Gemalto’s IFRS consolidated income statement for the twelve-month period ended December 31, 2006 only includes seven months of Gemplus activity, while the comparative IFRS consolidated income statement for the same period of 2005 only reflects Axalto’s business. Gemalto’s consolidated operating and net income for the twelve-month period ended December 31, 2006 also includes one-off Combination related charges, reorganization expenses and charges resulting from the accounting treatment of the transaction, as described in notes 4 “Business combination with Gemplus” and 5 “Additional disclosure on the effect of the Combination on our financial statements” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report. Consequently, given this particular context, Gemalto’s IFRS consolidated income statements do not fully reflect the business and performance of Gemalto as a combined entity over the reported periods.
Therefore, in addition to the summary pro forma information included in Note 4 “Business combination with Gemplus” to the consolidated financial statements presented in chapter 7 — “Financial statements”, the Company has prepared additional financial information since the Combination on June 2, 2006, for its own planning and operating performance assessment. This additional financial information, prepared on an Adjusted pro forma basis, is described below.
Furthermore, since June 2006, in addition to IFRS financial statements, and starting with the publication of second quarter 2006 revenue, the Company has published financial information (notably the income statement) prepared on the same Adjusted pro forma basis for the periods ended June 30, 2006 and December 31, 2006. The Company believes that this information, read in conjunction with the IFRS financial statements, provides a more meaningful appreciation of its operating performance.
The operating and financial review in this section is therefore based on financial information for 2005 and 2006 prepared on an Adjusted pro forma basis.
Pro forma measures
(as set out in note 4 “Business combination with Gemplus” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report)(1)
To provide a better reflection of the performance of the combined business over the two periods, pro forma income statements for the twelve-month periods ended December 31, 2005 and 2006 were prepared assuming that the Combination had taken place as of January 1, 2005. The one-off Combination related items and the reorganization charges incurred in the second half of 2006 are therefore charged to the full year 2005 pro forma income statement, so that the full year 2006 income statement only reflects the recurring intangible asset amortization charge resulting from the accounting treatment of the transaction, as well as the additional stock compensation charge arising from it.

(1)	The pro forma information has been prepared for illustrative purposes only. As detailed above and in section 3.1.1 — “Pro forma financial information”, the main assumption used for the preparation of the pro forma income statements for the twelve-month periods ended December 31, 2005 and 2006, is that the contribution in kind is assumed to have occurred on January 1st, 2005 instead of June 2nd, 2006. As a result, the pro forma information presented addresses a hypothetical situation, and, therefore, does not represent the company’s actual financial results for the twelve-month periods ended December 31, 2005 and 2006.

Adjusted pro forma measures
The financial information presented in this section “Management Discussion and Analysis” was prepared on an Adjusted pro forma basis that is not in conformity with IFRS. In particular, the presentation of cost of sales, operating expenses, operating income and operating margin excludes one-off Combination related expenses, reorganization charges and charges resulting from the accounting treatment of the transaction. Charges resulting from the accounting treatment of the transaction consist of amortization of inventory step-up, additional stock-based compensation due to the revaluation of Gemplus’ stock options as of the Combination date, amortization and impairment of intangible assets. One-off Combination-related expenses consist of professional advisory services incurred in connection with the integration, new Gemalto brand and logo creation and worldwide registration, as well as impairment charges related to capitalized development costs on projects which are redundant with existing products or technologies available at Gemplus.
Reorganization charges consist of costs incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (including asset write-offs and transfer costs, severance costs, lease termination and building refurbishment costs) as well as the rationalization and harmonization of the product and service portfolio. The Company believes that this additional information, which is not in conformity with IFRS, is helpful for a better assessment of its past and future performance. In addition, the Company’s management uses this information for its own planning and operating performance assessment. The information provided by the Company may not be comparable with similarly titled measures employed by other companies.
The Company provides reconciliations between IFRS (for 2006) or combined (for 2005) and pro forma income statements in section 3.1.1 — “Pro forma financial information”; and between pro forma and Adjusted pro forma income statements in section 3.1.2 — “Adjusted Financial Information”.
The adjustment items listed above which are included in the IFRS income statement and excluded from the adjusted pro forma basis of presentation (mainly charges incurred in connection with the transaction or related to the accounting treatment of the Combination) are discussed below.
Cash flow statement information
As the first step of the Combination took place on June 2, 2006, Gemalto’s IFRS consolidated statement of cash flows for the twelve-month period ended December 31, 2006 only includes seven months of Gemplus activity, while the comparative IFRS consolidated statement of cash flows for the same period of 2005 only reflects Axalto’s business. Consequently, in this particular context, the Gemalto IFRS consolidated statement of cash flows does not fully reflect the cash flows of Gemalto as a combined entity over the reported periods. Therefore, in order to enhance the understanding of the performance of the combined business over the two periods presented, additional pro forma cash position variation schedules for the twelve-month periods ended December 31, 2005 and 2006 were prepared assuming that the Combination had taken place as of January 1, 2005. The Company believes this information helps to understand changes in the Group’s cash position in the two periods on a pro forma basis.
The pro forma cash position variation schedules have been prepared on the basis of the combined cash flow statements of the two companies for 2005 and 2006. On that basis, and unlike the assumption applied in pro forma income statements to costs incurred in connection with the preparation and the execution of the combination and the reorganization measures implemented by the Group, cash outflows connected with these items are reported in the year in which they were effectively incurred, so that the net cash positions of the Group at year end shown in the pro forma cash position variation schedules are equal to the pro forma combined position of Gemalto and Gemplus at December 31, 2005 and to the consolidated position of the Group at December 31, 2006.
Balance sheet information
No balance sheet was prepared according to the pro forma or Adjusted pro forma basis described above, as management believed this would provide only limited information about the company’s economic performance. Therefore, the review of significant changes in Gemalto’s balance sheet between the 2005 and 2006 year ends will be based on the IFRS balance sheets.

All comparisons in chapter 3 — “Management Discussion and Analysis” are at historical exchange rates, unless otherwise stated. They describe the changes in Adjusted pro forma information for the full year 2006 compared with the full year 2005, except in section 3.2.10 — “Capital resources” where they describe the changes in IFRS full year 2006 information compared with the full year 2005 (balance sheet data), or the changes in pro forma full year 2006 financial information compared with the full year 2005 (cash position variation data).
3.1.1 Pro forma financial information
3.1.1.1 Financial information used for the preparation of pro forma income statements
The pro forma income statements were prepared as follows:
•	For the twelve-month period ended December 31, 2005, using full year IFRS consolidated income statements for both Gemalto (formerly Axalto) and Gemplus. Gemalto’s income statement was translated from US Dollars into Euros on a month by month basis, using Gemalto’s monthly accounting exchange rates;

•	For the twelve-month period ended December 31, 2006, using Gemalto’s unaudited full year consolidated income statement, which includes the activity of Gemplus for the period starting June 2, 2006 (the date of the Combination) and ending December 31, 2006, and Gemplus’ consolidated income statement for the five-month period ended June 1, 2006, extracted from Gemplus’ unaudited first half year consolidated income statement.
3.1.1.2 Main assumptions used in the preparation of the consolidated pro forma income statements
For the preparation of the consolidated pro forma income statements, the contribution in kind was assumed to have occurred on January 1st, 2005 instead of June 2nd, 2006. However, the value of the Combination, Gemplus’ adjusted net assets, the inventory step-up and the identified intangible assets (as described in note 4 “Business combination with Gemplus” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report) was not changed, i.e. not adjusted in the light of the context and the value of Gemplus’ assets at January 1, 2005.
As the only exception to this presentation basis, and for the purpose of determining the additional stock-based compensation resulting from the revaluation at fair value of the obligation assumed by Gemalto in relation to the outstanding Gemplus’ stock options, a calculation of the estimated fair value of the replacement stock options assumed by Gemalto was carried out on the basis of all the Gemplus stock options existing at January 1, 2005.
As a result of these key assumptions:
•	the allocation of the value of the Combination (as described in note 4 “Business combination with Gemplus” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report) was made on January 1st, 2005. Consequently, amortization of identified intangible assets (technology, customer relationships) and inventory step-up was considered to start as of that date;

•	the one-off Combination related expenses were charged to the pro forma combined income statement of the twelve-month period ended December 31, 2005.
3.1.1.3 Pro forma combined income statement for the year ended December 31, 2005
As described above, the 2005 pro forma combined income statement was prepared on the basis of the combination of Gemalto (formerly Axalto) and Gemplus consolidated income statements for the twelve-month period ended December 31, 2005.

In accordance with the assumptions described in the same section above, the following adjustments to the combined Gemalto income statement were made (for a better understanding of the adjustments discussed below, please refer to note 4 “Business combination with Gemplus” and note 5 “Additional disclosure on the effect of the Combination on our financial statements” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report; amounts below are in thousands of euros):
•	elimination of all transactions between Gemalto and Gemplus, including €7,032 in patent licensing revenue;

•	recognition of a charge of €15,166 corresponding to twelve months amortization of inventory step-up;

•	recognition of a charge of €55,776 corresponding to twelve months amortization of the identified intangible assets (Customer Relationships and Existing Technology) and the impairment of the Gemplus corporate name;

•	recognition of a charge of €9,885 corresponding to all one-off Combination related costs (integration costs of €4,472, and redundant capitalized R&D costs of €5,413);

•	recognition of reorganization expenses of €19,458 (to transfer expenses incurred in 2006 to the fiscal year 2005, in line with the assumption that the Combination took place on January 1, 2005). Reorganization expenses are described in more detail in section 3.2.5.2 — “Items recognized in the IFRS income statement of the Group and eliminated in the Adjusted pro forma basis of presentation”;

•	recognition of an additional stock compensation expense of €7,521, with €1,608 charged to Cost of Sales, €601 to Research & Engineering expenses, €2,731 to Sales & Marketing expenses and €2,581 to General & Administrative expenses;

•	recognition of a credit of €2,620 in Cost of Sales and €311 in Research & Engineering expenses to offset the charges in Gemplus’ income statement resulting from the accounting treatment of the acquisition of SETEC in June 2005.
These adjustments are included in the amounts shown in the reconciliation schedules included below in section 3.1.1.5 — “Reconciliations between IFRS and Combined income statements and Pro forma income statements”. Amounts under “Consolidation entries” in the reconciliation schedule for 2005 also include the reclassification of certain expenses, in particular between the Research & Engineering, Sales & Marketing and Cost of Sales lines, in accordance with the Group’s harmonized chart of accounts.
The adjustments were tax effected as appropriate.
3.1.1.4 Pro forma combined income statement for the year ended December 31, 2006
The adjustments to the pro forma income statement for the period ended December 31, 2005 described above, made on the basis of the assumption that the Combination occurred on January 1, 2005, were consequently eliminated from the consolidated income statement for the period ended December 31, 2006.
Then Gemplus’ consolidated income statement for the five-month period ended June 1, 2006 was added, and internal transactions within the Gemalto group over this five-month period eliminated, in order to reflect the full Gemalto group pro forma activity for the twelve-month period ended December 31, 2006.
Finally, the following adjustments were made:
•	recognition of a charge corresponding to twelve months amortization of identified intangible assets: €5,550 for Customer Relationships and €26,650 for Existing Technology;

•	recognition of an additional stock compensation expense of €56 charged to Research & Engineering expenses, and of credits related to stock compensation of €30 booked in cost of sales, of €35 in Sales & Marketing expenses and €967 in General & Administrative expenses;

•	recognition of a credit of €1,398 in Cost of Sales and €222 in Research & Engineering expenses to offset the charges in Gemplus’ income statement resulting from the accounting treatment of the acquisition of SETEC in June 2005.

These adjustments are included in the amounts shown in the reconciliation schedules included below in section 3.1.1.5 — “Reconciliations between IFRS and Combined income statements and Pro forma income statements”. The amounts under “Consolidation entries” in the reconciliation schedule for 2006 also include the reclassification of certain expenses, in particular between the Research & Engineering, Sales & Marketing and Cost of Sales lines, in accordance with the Group’s harmonized chart of accounts.
The adjustments were tax effected as appropriate.
3.1.1.5 Reconciliations between IFRS and Combined income statements and Pro forma income statements
The following table sets forth the unaudited reconciliation between the combined income statement and the pro forma income statement for the twelve month period ended December 31, 2005.

		Adjustments to
	Combined	purchase			Pro forma
	income	accounting			income
	statement	items making	Adjustments		statement
	for the twelve	the	making the		for the twelve
	month period	Combination	Combination		month period
	ended	effective as of	effective as of		ended
	December 31,	Jan. 1,	Jan. 1,	Consolidation	December 31,
All amounts in thousands of euros	2005	2005	2005	entries	2005
Sales	1,731,441	—	—	(7,032)	1,724,409
Cost of sales	(1,165,732)	—	859	5,811	(1,159,062)
Amortization of inventory step-up		(15,166)	—	—	(15,166)

Gross profit	565,709	(15,166)	859	(1,221)	550,181
Operating expenses
Research and engineering	(115,914)	—	392	(608)	(116,130)
Sales and marketing	(205,748)	—	(2,731)	(5,453)	(213,932)
General and administrative	(116,594)	—	(2,581)	649	(118,526)
Other income, net	2,897	—	—	—	2,897
Combination related *	—	—	(9,885)	—	(9,885)
Reorganization expenses**	—	—	(19,458)	—	(19,458)
Amortization and impairment of intangible assets ***	—	(55,776)	—	—	(55,776)

Operating income	130,350	(70,942)	(33,404)	(6,633)	19,371
Financial income (expenses), net	6,384	—	(1,780)	—	4,604
Share of profit (loss) of associates	436	—	—	—	436

Profit before income tax	137,170	(70,942)	(35,184)	(6,633)	24,411
Income tax expense	313	21,353	3,189	2,318	27,173

Profit for the period	137,483	(49,589)	(31,995)	(4,315)	51,584

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of costs incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer costs, severance costs, lease termination and building refurbishment costs), as well as the rationalization and harmonization of the product and service portfolio

***	Intangible assets identified and recognized in accordance with IFRS 3 “Business Combination”
The following table sets forth the unaudited reconciliation between the IFRS income statement and the pro forma income statement for the twelve month period ended December 31, 2006.

			Adjustments to
	IFRS		purchase			Pro forma
	income		accounting			income
	statement	Adjustments	items making	Adjustments		statement
	for the twelve	relating to	the	making the		for the twelve
	month period	Gemplus’	Combination	Combination		month period
	ended	activity from	effective as of	effective as of		ended
	December 31,	Jan. to May	Jan. 1,	Jan. 1,	Consolidation	December 31,
All amounts in thousands of euros	2006	2006	2005	2005	entries	2006
Sales	1,319,392	378,811	—	—	—	1,698,203
Cost of sales	(934,727)	(267,578)	—	2,080	3,984	(1,196,241)
Amortization of inventory step-up	(15,166)	—		15,166	—	—

Gross profit	369,499	111,233	—	17,246	3,984	501,962
Operating expenses
Research and engineering	(85,077)	(27,282)	—	166	(1,560)	(113,753)
Sales and marketing	(164,029)	(52,476)	—	35	(2,117)	(218,587)
General and administrative	(86,027)	(26,576)	—	967	64	(111,572)
Other income, net	(3,933)	3,022	—	—	—	(911)
Combination related *	(8,519)	—	—	8,519	—	—
Reorganization expenses**	(19,458)	—	—	19,458	—	—
Amortization and impairment of intangible assets ***	(36,620)	—	4,420	—	—	(32,200)

Operating income (loss)	(34,164)	7,921	4,420	46,391	371	24,939
Financial income (expenses), net	4,355	2,145	—	1,884	—	8,384
Share of profit (loss) of associates	(1,091)	142	—	—	—	(949)

Profit (loss) before income tax	(30,900)	10,208	4,420	48,275	371	32,374
Income tax expense	(42,494)	(4,530)	(1,331)	(7,502)	(128)	(55,985)

Profit (loss) for the period	(73,394)	5,678	3,089	40,773	243	(23,611)

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of costs incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer costs, severance costs, lease termination and building refurbishment costs), as well as the rationalization and harmonization of the product and service portfolio

***	Intangible assets identified and recognized in accordance with IFRS 3 “Business Combination”
3.1.2 Adjusted financial information
3.1.2.1 Adjustments to pro forma income statements
Adjusted financial information reflects adjustments to the pro forma income statements based on the following items, as well as the related effect on income tax:
•	Amortization of inventory step-up: IFRS 3 “Business Combination” requires Gemalto to value work-in-progress and finished goods assumed in connection with the Combination at net realizable value (the estimated revenue derived from the future sale of these goods less expected selling costs). Therefore, the value of this inventory in the books of Gemplus on Combination date was adjusted accordingly (step-up). Thus, subsequent sales of work-in-progress and finished products carried in Gemplus’ inventory at the time of the Combination generate a lower margin than if they were manufactured after the acquisition, all other factors being equal. The amortization expense related to this step-up is therefore disclosed in the income statement under a separate line below Cost of Sales. The adjustment, eliminating amortization of inventory step-up, is intended to restore the normal margin of such sales. The Group believes this adjustment is useful to investors as a measure of the ongoing performance of its business.

•	Additional stock-based compensation charge: As prescribed by IFRS 2 “Share-based payment” and IFRS 3 “Business Combination”, vested and unvested stock options or awards granted by an acquirer in exchange for stock options or awards held by employees of the purchased company, or any substantially equivalent commitment by the acquirer to assume the obligations of the acquirer with regards to stock options granted to the latter’s employees, as is the case for Gemalto, shall be considered to be part of the purchase price for the acquirer, and the fair value (at the effective date of the acquisition or merger) of the new (acquirer) awards shall be included in the purchase price. This increases the compensation charge related to stock-options granted by Gemplus prior to the acquisition. The adjustment, eliminating the additional stock-based compensation charge, is intended to reflect the compensation charge that Gemplus would have if the company continued to operate on a standalone basis. The Group believes this adjustment is useful to investors as a measure of the ongoing performance of its business.

•	Amortization and impairment of intangible assets: amortization and impairment of intangible assets created as a result of the Combination have been excluded from the adjusted profit for the period. The Group believes this is useful because, prior to the Combination in the second quarter of fiscal year 2006, it did not incur significant charges of this nature, and the exclusion of this amount helps investors understand the evolution of IFRS operating expenses in the periods following the Combination. Investors should note that the use of intangible assets contributed to revenue earned during the period and will contribute to future revenue and that these amortization expenses will be recurring.

•	Combination related expenses: in the last months, Gemalto incurred material expenses in connection with the Combination, which it would not have otherwise incurred. Combination related expenses consist of professional advisory services incurred in connection with the integration, new Gemalto brand and logo creation and worldwide registration, as well as impairment charges related to capitalized development costs on projects which are redundant with existing products or technologies. The Group may incur further integration-related professional service costs in the coming months. Gemalto also decided that its investment in a listed company was impaired as a consequence of the Combination. The related impairment charge was booked under Financial income (loss) for the period. Gemalto believes it is useful for investors to understand the effect of these expenses on its cost structure.

•	Reorganization charges: charges incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (including asset write-offs and transfer costs, severance costs, lease termination and building refurbishment costs) and the rationalization and harmonization of the product and service portfolio.
3.1.2.2 Reconciliations between pro forma and Adjusted pro forma income statements
The following table sets forth the unaudited reconciliation between the pro forma income statement and the Adjusted pro forma income statement for the twelve month period ended December 31, 2005.

							Adjusted
	Pro forma						pro forma
	income						income
	statement						statement
	for the twelve						for the twelve
	month period					Amortization	month period
	ended	Amortization	Additional	Combination		& impairment	ended
	December 31,	of inventory	stock based	related	Reorgani-	of intangible	December 31,
All amounts in thousands of euros	2005	step-up	compensation	expenses	zation costs	assets	2005
Sales	1,724,409	—	—	—	—	—	1,724,409
Cost of sales	(1,159,062)	—	1,608	500	—	—	(1,156,954)
Amortization of inventory step-up	(15,166)	15,166	—	—	—	—	—

Gross profit	550,181	15,166	1,608	500			567,455
Operating expenses
Research and engineering	(116,130)	—	601	(682)	—	—	(116,211)
Sales and marketing	(213,932)	—	2,731	—	—	—	(211,201)
General and administrative	(118,526)	—	2,581	—	—	—	(115,945)
Other income, net	2,897	—	—	—	—	—	2,897
Combination related *	(9,885)	—	—	9,885	—	—	—
Reorganization expenses	(19,458)	—	—	—	19,458	—	—
Amortization and impairment of intangible assets **	(55,776)	—	—	—	—	55,776	—

Operating income	19,371	15,166	7,520	9,703	19,458	55,776	126,994
Financial income (expenses), net	4,604	—	—	1,780	—	—	6,384
Share of profit (loss) of associates	436	—	—	—	—	—	436

Profit before income tax	24,411	15,166	7,520	11,483	19,458	55,776	133,814
Income tax expense	27,173	(4,565)	—	(2,052)	(1,917)	(16,789)	1,850

Profit for the period	51,584	10,601	7,520	9,431	17,541	38,987	135,664

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of costs incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer costs, severance costs, lease termination and building refurbishment costs), as well as the rationalization and harmonization of the product and service portfolio

***	Intangible assets identified and recognized in accordance with IFRS 3 “Business Combination”
The following table sets forth the unaudited reconciliation between the pro forma income statement and the Adjusted pro forma income statement for the twelve month period ended December 31, 2006.

						Adjusted
	Pro forma					pro forma
	income					income
	statement					statement
	for the twelve					for the twelve
	month period				Amortization	month period
	ended	Additional	Combination		& impairment	ended
	December 31,	stock based	related	Reorgani-	of intangible	December 31,
All amounts in thousands of euros	2006	compensation	expenses	zation costs	assets	2006
Sales	1,698,203	—	—	—	—	1,698,203
Cost of sales	(1,196,241)	379	634	—	—	(1,195,228)

Gross profit	501,962	379	634	—	—	502,975
Operating expenses
Research and engineering	(113,753)	77	—	—	—	(113,676)
Sales and marketing	(218,587)	711	—	—	—	(217,876)
General and administrative	(111,572)	936	—	—	—	(110,636)
Other income, net	(911)	—	—	—	—	(911)
Combination related *	—	—	—	—	—	—
Reorganization expenses**	—	—	—	—	—	—
Amortization and impairment of intangible assets ***	(32,200)	—	—	—	32,200	—

Operating income	24,939	2,103	634	—	32,200	59,876
Financial income (expenses), net	8,384	—	—	—	—	8,384
Share of profit (loss) of associates	(949)	—	—	—	—	(949)

Profit before income tax	32,374	2,103	634	—	32,200	67,311
Income tax expense	(55,985)	—		—	(9,692)	(65,677)

Profit (loss) for the period	(23,611)	2,103	634	—	22,508	1,634

*	Combination related costs include integration consultant fees and impairment charges related to capitalized development costs

**	Reorganization charges consist of costs incurred in connection with headcount reductions in the support functions, the consolidation of manufacturing and office sites (asset write-offs and transfer costs, severance costs, lease termination and building refurbishment costs), as well as the rationalization and harmonization of the product and service portfolio.

***	Intangible assets identified and recognized in accordance with IFRS 3 “Business Combination”
3.2 OPERATING AND FINANCIAL REVIEW
3.2.1 Introduction to the operating and financial review
This section should be read in conjunction with section 2.4.2 — “Key markets (by reporting segments)” of this annual report.
Gemalto is the world’s leading provider of microprocessor personal devices and a world leader in digital security, with a global presence and expertise in all major areas of microprocessor card applications: Mobile Communication, Secure Transactions (Financial Services and pay-TV), Identity (ID) & Security, Public Telephony, and Point-of-Sales Terminals (POS Terminals).
On an adjusted pro forma basis (as described above in section 3.1.2 — “Adjusted financial information”), Gemalto reported revenue of €1,698 million in 2006 and €1,724 million in 2005.

Historically, Mobile Communication, which generated revenue of € 994 million in 2006, has been the biggest contributor to Group total revenue and gross profit, representing 63% and 59% of total revenue, and 73% and 66% of total gross profit in 2005 and 2006, respectively. The year-on-year decrease in Mobile Communication’s contribution to Gemalto’s business was due to lower revenue and gross margin in this segment and to strong growth posted by ID & Security, and to a lesser extent by Secure Transactions. ID & Security and Secure Transactions revenue grew 44% and 9% in 2006 compared with 2005, to €203 million and €392 million, respectively. Secure Transactions contributed 23% of Gemalto’s revenue in 2006, up 2 percentage points on 2005, and ID & Security 12%, up 4 percentage points. Secure Transactions and ID & Security contributions to gross profit increased from 14.5% in 2005 to 15.5 % in 2006, and from 9% in 2005 to 14% in 2006 (respectively). Public Telephony and POS Terminals represented 3.5% and 3% (respectively) of Group revenue in 2006.
Our global business operates in three geographic regions: EMEA (Europe, the Middle East and Africa), Asia and NSA (North America, Central and South America). Historically, EMEA has been the largest contributor to Group total revenue and gross profit.
3.2.2 Principal factors affecting revenue
Our three core activities: Mobile Communication, Secure Transactions, and ID & Security sell microprocessor cards (including embedded software and device management platforms), services and intellectual property rights licenses. Our Public Telephony activity sells memory cards, and our POS Terminals activity sells POS terminals (including embedded software and related servers) and related technical support and maintenance services. We typically sell our products through purchase orders under contracts with fixed or determinable prices that generally do not include a right of return or similar provisions or other significant post-delivery obligations. We are also increasingly providing a range of services to our customers in our three core segments and in POS Terminals. Revenue derived from our services has contributed a small portion of our total revenue during the periods under review, but is expected to increase rapidly as Gemalto is expanding in high-end applications and related support in its core businesses and developing new service offers in digital security.
Mobile Communication, Secure Transactions, ID & Security and Public Telephony
Revenue from sales of our Mobile Communication, Secure Transactions, ID & Security and Public Telephony products varies according to sales volumes, the prices of our products and the mix of products sold. Revenue from these products generally varies significantly depending on the technology used. Our Mobile Communication, Secure Transactions, ID & Security and Public Telephony products cover a wide range of technologies, including plastic cards (with little or no technological content), magnetic stripe cards, memory cards, microprocessor cards and new form factors all including a microprocessor and embedded, highly secure software. In addition, we sometimes sell modules to other card manufacturers when attractive prices are obtained. Although we intend to continue to sell modules in this manner, we do not currently consider this to be a major component of our business. Generally, the more sophisticated the technology used in our products, the higher the price we can obtain for them. As a result, revenue in our Mobile Communication, Secure Transactions, ID & Security and Public Telephony segments tends to rise when sales volumes of more technologically advanced products and services increase.
Mobile Communication
Generally, we sell our Mobile Communication products to mobile operators pursuant to contracts granted through competitive public tender processes. Contracts are usually for a defined volume or a defined period — typically one year, but may be shorter, particularly those involving large volumes. Upon expiration of such contracts, we are required to participate in new public tenders alongside a large number of card companies to obtain new contracts to provide products for the next period. This results in a very high level of competition. Therefore, the portion of our revenue attributable to a particular mobile operator will vary significantly from year to year, though our worldwide operations and investments in new technology provide opportunities for new contracts and increased revenue under existing or renewed contracts with other mobile operators.
Sales volumes of Mobile Communication products are also directly affected by developments in the overall wireless market, including wireless penetration and subscriber growth rates in new or emerging digital wireless markets, increased competition for existing subscribers in mature wireless markets through the introduction of new value-added services by wireless operators and the deployment of new wireless standards that use microprocessor cards as a means to activate pre-paid services or subscription on a contract basis.

Our Mobile Communication products range from low-end products with basic security and simple stand alone features, to high-end solutions with enhanced capabilities that allow operators to offer more advanced applications. These applications may be activated after the card is in operation in the field, or downloaded remotely — to the clients. In this second case, Gemalto provides a client-server solution including pieces of software connected to the Operator business solutions in their back-office environments. Operators in countries that are starting to deploy digital wireless networks generally purchase low-end and mid-range products, even though some operators opt for much more advanced microprocessor cards to enhance network performance and achieve marketing differentiation. However, as penetration rates increase and the market matures, demand generally shifts away from these products to higher-end products as operators seek to improve their competitiveness and increase average revenue per subscriber. This trend has been particularly pronounced in Western Europe and certain Asian countries in recent years, and is now spreading to all regions, particularly to North and South America. The introduction of new high-end products in turn typically leads to the gradual phase-out of low-end and mid-range products. In particular, the first roll-outs of third-generation technology (3G or UMTS) require cards offering specific functions at the very top end of the market such as Mobile TV, Advanced phonebook and personal information management, and payment applications. These roll-outs are therefore leading to the replacement of previous generations of microprocessor cards.
The selling prices of our different Mobile Communication products depend mainly on their sophistication, embedded software and memory capacity, the availability of competing products, as well as the capacity to create end-to-end solutions with a back-end server. We attempt to achieve revenue growth in our Mobile Communication business by regularly launching new and more sophisticated products and solutions to complement and eventually replace prior product generations. However, sooner or later our new higher-value products find themselves sharing the market with competing products and, as competition among these new products intensifies, prices come under strong downward pressure. As a result, we also seek to maximize our revenue, anticipating and promoting demand by entering markets for new, high-end products ahead of our competitors and leveraging the efficiency of our engineering teams and our flexible global production processes to speed up the development of new products and bring them to the market more quickly. When we are able to do this faster and more effectively than our competitors, we increase the potential to boost revenue before competing products are introduced and put downward pressure on prices.
Developments in the wireless industry can also have a significant impact on prices for our Mobile Communication products. The 1990s were characterized by the rapid expansion of Mobile Communication, which caused operators to focus primarily on expanding their subscriber bases. As the wireless industry has matured in Western Europe, operators in this region have been increasingly focusing on profitability and particularly on the management of their costs. This focus has had a significant effect on operators’ relationships with chip card manufacturers as these operators seek to reduce the cost of supplies, including chip cards, and improve supply management by entering into global purchasing arrangements with increasingly standard terms and conditions. This trend, which has affected the global wireless industry since the beginning of 2001, exacerbated the downtrend in prices observed throughout 2001, 2002 and the first half of 2003. In the second half of 2003 and in 2004, the decline in our average selling prices slowed due to increased demand for more sophisticated products. In 2005, however, prices came under renewed competitive pressure, against a backdrop of very high volume growth. Price decline was particularly strong in the last quarter of 2005 and in the first quarter of 2006, initially driven by more intense competition in Asia which experienced a record increase in demand for entry range products. Though the industry environment improved in the second part of the year, in 2006 our Mobile Communication business experienced the strongest decline in average selling price (ASP) since 2001, which largely explains the lower revenue in this segment.
The extent to which prices declined as a result varied significantly from one region to another, reflecting differing product-mix strategies. This shows that while some of our customers are focusing on providing higher value-added product and service ranges to their subscribers, others are focusing on cutting costs. The choice between these two strategies is generally determined by the wireless penetration rate and the level of competition in their local market.
The factors mentioned above led to a general decline in average selling prices for our Mobile Communication products during the periods under review. This decline is likely to continue in the future. However, average selling prices should benefit from the continuous launch of new products. Here, Gemalto has an unmatched advantage with its Research and Development. These launches address the growing demand among mobile operators for SIM cards that enable advanced applications, as operators seek to increase revenue per subscriber and reduce the complexity and cost of managing their networks.
Sales of our plastic scratch card products also generate revenue for our Mobile Communication business. We sell scratch cards to mobile operators for their prepaid products and services. Although volumes in this business are high, unit prices are very low. Revenue from sales of scratch cards represents less than 3% of our Mobile Communication revenue for the periods under review. We do not consider scratch cards to be a strategic area of our business.
Secure Transactions
We supply financial cards to financial institutions and Pay TV subscriber authentication and right management cards to large secure access service providers. Contract terms are generally one year. The progressive adoption of EMV standards since 2003 by markets with large installed bases of traditional banking cards has been the main driving force behind the strong increases in delivered microprocessor volumes in 2006. Compliance with the EMV standard requires the issuance of new microprocessor cards complying with each country’s individual specifications, to replace the magnetic stripe cards. Financial cards expire on average within two to three years of their issuance, after which they are automatically renewed by the issuer. Provision of replacement cards constitutes the second main driver of demand for banking cards. An example of this recent market trend is the UK, where demand grew strongly in 2004, which marked the peak of EMV deployment, then declined significantly in 2005 before the first replacement cycle which started in 2006 and will be in top gear in 2007.
Although we offer a full range of financial card products, including standardized plastic magnetic stripe cards, we concentrate on designing, manufacturing and marketing microprocessor cards ranging from cards that enable basic banking applications to sophisticated multi-application cards. We sell magnetic stripe cards in Latin America, the USA and some European countries. Our magnetic stripe card activities constitute a conventional volume business, which means that, because these cards are generally sold at low prices, revenue from sale of these cards varies mainly according to volumes sold. Although revenue from magnetic stripe cards represented a tangible portion of our Secure Transactions revenue during the periods under review, our revenue from these products at historical exchange rates decreased to 12.6% of total Secure Transactions revenue in 2006 from 14.3% in 2005.
In 2005 and 2006, the spread of EMV migration to geographic zones representing high growth markets resulted in more intense competition and stronger pressure on selling prices. As a result, despite strong microprocessor card volume growth in 2006, revenue from this product category increased at a lower pace than the segment’s total revenue. On the other hand, revenue generated by our card personalization services increased strongly, as we provide this service to an increasing number of customers migrating to EMV standards outside Western Europe. Revenue from card personalization services, sales of modules to other card manufacturers and shipping and postage costs recharged to our customers, account for the remainder of our Financial Cards revenue.
We have typically recorded most of our revenue from sales of financial microprocessor cards in Western Europe (which was our main market for these cards during the periods under review), particularly in France, and more recently, in the UK. However, financial institutions around the world are increasingly demanding the enhanced security offered by microprocessor cards in terms of authenticating holders and authorizing transactions, which helps to reduce fraud. This shift from magnetic stripe cards to microprocessor cards accelerated in 2004 as financial institutions sought to comply with the required migration to EMV standards in Europe, particularly in the UK. The trend continued in 2005 and 2006, as other European countries, as well as certain countries in Asia and Latin America, started to migrate to EMV standards. We believe that these factors, as well as the replacement of the first EMV cards in the UK followed by other countries that are more recent EMV migrants, will lead to higher volumes of financial microprocessor card sales in future periods.
In general, each financial card issuer chooses the specifications for its financial microprocessor cards as part of national consortia, and imposes these specifications on its clients. As a result, our Financial Cards business is characterized by a lower degree of product differentiation within a given country than our Mobile Communication business. This increases price competition among card manufacturers and reduces our ability to increase functionality or prices by innovating or introducing higher-end products. To date, our financial institution customers have generally chosen to issue microprocessor cards for basic banking applications in connection with EMV migration, rather than high-end open platform microprocessor cards that enable additional value-added services or applications. Accordingly, these more basic microprocessor card products represented a substantial part of our sales of financial microprocessor cards during the periods under review. However, once the EMV migration is complete, card replacement may provide financial institutions with an opportunity to differentiate their positions by offering multi-application cards, for which purchase price is a less crucial factor.
We also record revenue from sales of our Proton e-purse products which, since our acquisition of CP8 in April 2001, has contributed significantly to our Secure Transactions revenue during the periods under review.

2005 and 2006 saw the first very large-scale deployment of contact-less microprocessor payment cards in the United States. These cards, which also have a magnetic stripe, have been issued by fifteen leading US banks under the PayPass and Blink brand names. They can be used not only for traditional bank card transactions, but also to pay for small purchases at points of sale. With PayPass users do not have to fish for coins and wait for their change, making the transaction process simpler and quicker not only for the customer but also for the merchant. This significantly speeds up the customer flow at the cash register point. The solution does not require any investment in transaction input, transmission and processing infrastructure. The contact-less card reader, which is connected directly to the cash register, is cheap and easy to install. If the initial rollout is a success, sales of this new generation of microprocessor payment cards may grow rapidly in the coming years.
Pay-TV products also contribute revenue to our Secure Transactions business. Our sales in the pay-TV industry have been made principally under contracts with 5 customers. As a result, our revenue in this market varies on a yearly basis depending on the orders placed by these customers.
Identity (ID) & Security
The ID & Security business combines several growing market segments: Network Security, Identity (ID) and Transport, in which it appears that microprocessor card technology has clear advantages over alternative technologies, due to its versatility, portability and the guarantees it provides in terms of respecting individual freedoms. ID & Security’s income statement also includes the revenue, gross and operating margin derived from the licensing of the Group’s patent portfolio. At historical exchange rates, revenue from ID & Security represented 12% of total revenue in 2006 compared with 8% in 2005. The volatility of revenue and gross profit in this business is decreasing as the number of projects from which revenue is derived increases. However, volatility remains higher than in our other two core business segments mainly due to:
•	the size and the currently limited, though rapidly increasing, number of projects. Decision-making procedures are long and complex, particularly in the public sector;

•	the fact that demand for strong authentication platforms to protect corporate IT networks and transactions on the internet, with changing business models, is still at the emerging phase;

•	the wide diversity of products and services supplied; selling prices can vary significantly depending on the technical content and the range of associated services provided;

•	the lengthy and complex negotiation process for the large intellectual property licensing contracts, which constitute the largest portion of our revenue in the licensing activity.
Contracts for ID & Security, which often require significant investment and lead times, are typically offered through public tender and procurement procedures. Since these projects normally involve significant consulting and infrastructure elements, we generally compete in these tenders in association with local partners and the world’s leading systems integrators to provide microprocessor-based products and related services required by the projects. Contracts generally specify delivery of significant volumes of cards over long periods of time. We also usually tailor our products on a project-by-project basis. There is significant volatility in our revenue from such tenders given the limited number of large projects currently underway, particularly for identification and public safety applications (ID cards and passports), their size and the fact that we may or may not be part of the winning consortia. As our products are often tailored to particular projects and because the market is still in a build-up phase, clear trends in pricing have yet to emerge. Our product offering in this market, however, generally consists of sophisticated microprocessor card products, particularly for applications in the public sector such as identity, healthcare and security.
Sales of products in more established markets, such as transportation (e.g. for the London and Paris urban transportation authorities) and healthcare (e.g. for the Sesam Vitale consortium in France) also generate revenue in this segment. Our transportation sector products consist mainly of lower-end contact-less cards. However, there is also a small but growing market in this sector for high-end combined contact-less and microprocessor cards. We intend to focus increasingly on this market for high-end products, which have accounted for a growing portion of our revenue during the periods under review, as we seek to maximize our revenue and profitability in this business.

Revenue attributable to the licensing of intellectual property rights includes non-recurrent licensing revenue, which usually results from efforts to assert Gemalto’s intellectual property rights. It varies substantially from one period to the next depending on the level of non-recurrent revenue and the date on which it is recognized in the Company’s books.
Public Telephony
Historically, we have earned significant revenue from sales of our Public Telephony products (prepaid scratch and memory phone cards). As these products are generally sold at significantly lower prices than our microprocessor card products due to their relative lack of technological sophistication, revenue in our Public Telephony business is driven mainly by our ability to obtain large card orders. The volume of products sold in this market has been declining in recent periods as users are increasingly relying on other means of communication, including mobile phones and scratch card-based calling, instead of public payphones. We have decided not to continue to compete for Public Telephony orders at prices that we do not believe are commercially reasonable, and do not intend to continuously expand our business in this market. Instead, we intend to allocate our resources to higher-value products in our other businesses.
POS Terminals
POS Terminal product sales volumes are determined by our ability to supply products that meet a broad range of local standards and to deliver products on a timely basis in different geographic markets, as well as on changes in technical specifications that require our customers to purchase new compliant terminals. In a highly competitive industry, our success also depends on our ability to permanently adapt our technology platform to meet production cost reduction targets required to defend our market positions while maintaining acceptable profitability. Indeed, our POS terminal products have come under growing pricing pressure since 2003, due to the increased competition that has developed as our long-standing markets have matured. As a result, in the first quarter of 2004, we refocused our activities on geographical zones and applications in which we can make the most of our competitive advantages. These advantages consist of the security, mobility and versatility of our products, our leading skills in the complex EMV migration process and our strong organization in terms of after-sales service, which we provide both directly and through experienced specialists.
In the fourth quarter of 2006, POS Terminals successfully introduced a new high-performance generation of products which combine low production cost with superior versatility and adaptability to the specifications and features of our whole range of terminals.
We expect the migration of card-based payment systems to EMV standards to continue to have a positive impact on the POS terminal market. However, the impact of this migration on our sales may vary depending on the particular circumstances of each market. Gemalto has strong positions in certain countries outside Europe, particularly India, based on the same competitive advantages.
3.2.3 Principal factors affecting gross profit
We define gross profit as revenue less cost of sales and gross margin as the percentage of revenue represented by gross profit. Cost of sales includes, principally, the cost of silicon chips, printed circuits (usually gold-colored) and plastic needed to produce cards, depreciation of tangible assets, amortization of intangible assets(2) and, when applicable, impairment charges of goodwill and intangible assets(2), royalties paid to third parties in respect of technology used in our products, supply chain management costs, quality and security management costs, development and customization costs for specific applications sold to customers, delivery costs and personnel costs attributable to our production and personalization processes. Cost of sales for our POS Terminals segment mainly includes payments made under our outsourcing contract with Flextronics. Charges related to restructuring measures(3) are also booked as cost of revenue in cases where the costs associated with the function or position made redundant or the assets being impaired or written-down are normally recorded as cost of revenue.
Cost of revenue does not comprise operating expenses, including research and engineering, sales and marketing and general and administrative expenses.
Mobile Communication, Secure Transactions, ID & Security and Public Telephony segments
For the periods under review, the main factors affecting gross profit and gross margin are microprocessor card sales volumes, the product mix in each product line, revenue from our intellectual property licensing activity, silicon chip purchasing prices, productivity and control of fixed manufacturing costs. Microprocessor card sales volumes are the first factor affecting gross profit. Rising sales volumes lead to rising gross profit and gross margin in all product areas and geographical regions in which Gemalto operates. Sales volumes have a major impact on the purchase price of the main components, particularly silicon chips, and on capacity utilization rates and therefore absorption of fixed production costs.
The second significant factor is the product mix, meaning the ratio of sales volumes of more sophisticated and hence higher-priced products to sales volumes of prior generations of products that are less sophisticated and subject to intense price competition. Gemalto’s product mix is a key factor for profitability across all of our geographic regions and businesses. In particular, because we typically generate a significant part of our revenue from our Mobile Communication business, the mix of our wireless products sold around the world has been a key element of our gross profit over the past four years. Our Secure Transactions business is characterized by a significant difference in gross margin between microprocessor cards and magnetic stripe cards,

(2)	Except amortization and impairment of intangible assets recognized in connection with the combination with Gemplus in 2006, which are disclosed in a separate line of the IFRS income statement, and excluded from the adjusted pro forma basis of presentation adopted for the present discussion.

(3)	Except for those restructuring measures engaged following the combination with Gemplus in June 2006, which are disclosed in a separate line of the IFRS income statement, and excluded from the adjusted pro forma basis of presentation adopted for the present discussion.
since our microprocessor cards typically generate higher gross margins than our magnetic stripe cards. As a result, overall gross profit in the Secure Transactions business is affected by the relative percentage of microprocessor card and magnetic stripe card sales volumes. Within the microprocessor card range, those offering advanced functions, combining traditional credit-and-debit-card features with electronic purse functions or loyalty card functions relating to one or more brands, generate substantially larger margins. On the other hand, since products and associated services in our ID & Security business are often tailored to particular projects and because the market is still emerging, clear trends in gross margins in this business have not yet emerged and gross margins fluctuate significantly.
The third main factor for gross profit and gross margin is the level of sales from intellectual property licensing. The cost of revenue in this business consists of amortization charges on the patent portfolio, and costs incurred to maintain the validity of existing patents, file new patents and assert the Company’s rights with respect to users. These costs are mainly fixed. As a result, due to the low variable costs associated with our licensing activities, gross profit trends in these activities are aligned with revenue trends (except if we determine that an impairment of our patent portfolio is necessary).
The fourth key factor for gross profit is the cost of materials and components for microprocessor cards, particularly silicon chip purchasing costs. Due to its diversified procurement policy and its large purchasing volumes, in the past Gemalto has been able to negotiate price reductions when buying silicon chips. This has enabled it to increase gross profit or, in periods of weaker growth and substantial selling price decrease, to limit the decline in gross profit. However, the decrease in chip prices may sometimes come several months after the drop in the selling prices of our products, which can have a negative effect on gross profit.
The final factor affecting gross profit is productivity and control over fixed manufacturing costs. Gemalto strives constantly to reduce its production costs, particularly in low-end and mid-range products. It does this by permanently adapting its production and procurement processes, increasing the flexibility of its production system and focusing on quality, as described further in section 2.4.3 — “Production” of this annual report.
POS Terminals
Gemalto seeks to optimize gross profit in the POS Terminals segment by giving its products unique features that meet its customers’ requirements as closely as possible and by providing long-term technical support services. To reduce production costs, Gemalto designs products around a common platform reducing the number of component parts. We have been subcontracting the production and assembly of our products since 2003. Our subcontractor has now moved the production of our terminals to low cost facilities located in or near our main markets. In 2006, POS Terminals successfully launched a new, low cost, highly adaptable platform, which should contribute to the improvement of gross profit and gross margin.

3.2.4	Other factors affecting results of operations

Acquisitions

In the past, acquisitions have affected our operating results, not only by increasing the size or scope of our operations, but also because of the ensuing restructuring, integration and accounting implications. Gemalto made no acquisitions in 2005. However, in June 2005 Gemplus acquired a Finnish smart card company named SETEC, with strong sales in Identity. SETEC contributed an estimated €38.5 million to 2005 Group revenue over the June to December period, included in the 2005 Group revenue discussed in this section, of which more than half was derived from ID & Security activities.

In 2006, Gemalto and Gemplus combined their activity. The expected financial benefits of this Combination were described in the prospectus issued by Gemalto on July 11, 2006 when it launched a voluntary exchange offer for 56.4% of the Gemplus shares described in note 4 “Business combination with Gemplus” to the financial statements presented in chapter 7 — “Financial statements” of this annual report. These benefits consist mainly of net synergies expected to add € 85 million to the Group’s operating income in the third full year following the Combination. Net synergies mainly consist of expected cost synergies derived from lower purchasing costs, lower production costs following the progressive harmonization of the product portfolio, world-wide integration of the manufacturing capacity, the merging of know-how and techniques, and finally from lower operating expenses following the integration of the R&D, Sales & Marketing and General & Administrative structures.

The Group also indicated in the voluntary exchange offer prospectus that it expects the costs of implementing these synergies to amount to € 43 million. These costs would mostly concern the integration of the industrial, research and development, sales and marketing, and administrative support structures, the harmonization of information systems, the grouping of sites and the depreciation of certain redundant assets. The Group also indicated that if the actual growth or margin levels of the entity resulting from the Combination were lower than anticipated by Gemalto and Gemplus, either temporarily or more long-term, or if its competitive position was less favorable than expected, the implementation costs could vary and cover other reorganization measures including adaptation of the group’s manufacturing organization.

Since the announcement of the Combination, the Group has confirmed this net synergy objective of €85 million in the third full year following the Combination on several occasions. It has also confirmed that, due to lower growth than anticipated when the offer was launched, the costs of implementing these synergies would exceed the €43 million initially expected.

Reorganization measures and related costs incurred in 2006 are described in section 3.2.5.2 — “Items recognized in the IFRS income statement of the Group and eliminated in the Adjusted pro forma basis of presentation”.

Impact of foreign currency exchange rates

We consolidate and report our financial statements in Euros. We record revenue, expenses, assets and liabilities in a number of different currencies other than the Euro, mainly in US Dollars (or US Dollar-linked currencies), Pounds Sterling, Japanese Yen and Chinese Renminbi.

Assets and liabilities denominated in local currencies are translated into Euros at exchange rates prevailing at the balance sheet date. The resulting adjustments are recorded in total invested equity on the consolidated balance sheet. Revenue and expenses are translated at weighted-average exchange rates over the relevant period. We include realized and unrealized foreign currency transaction gains (losses) in net income (loss) in the period in which they occur. Our accounting policies with regards to foreign currency translation are described in note 2.4 “Foreign currency translation” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report. In addition, in determining the cash flow provided or used through the changes in the amounts of assets and liabilities in our consolidated statements of cash flows, we deduct the amount corresponding to the variations of the functional currencies of Group companies against the Euro over the period from the year-end balances of those assets and liabilities.

We seek to mitigate our exposure to currency fluctuations by matching costs and revenue currencies (“natural hedging”) and engaging in hedging transactions (foreign exchange forward contracts and options) as we deem appropriate. As a result, Gemalto reduces its gross profit exposure to fluctuations of several currencies against the Euro, including the US Dollar, the Pound Sterling and the Japanese Yen. However, we cannot predict or hedge all currency changes that could affect our international business. Adverse changes in foreign exchange rates could still negatively impact our gross profit.

For information purposes, and based on the current level of activity and current contributions of our geographic areas to the business of the Group, the Company has estimated that the translation effect of a 1% appreciation of the US Dollar against the Euro is as follows:
•	a 0.4% increase in revenue;

•	a 0.7% increase in gross profit, resulting in a 0.1 percentage point increase in gross margin;

•	a 0.2% increase in operating expenses.
Our foreign exchange risk management policy, our financial derivatives instruments, their impact on the income statement, their notional amounts and their year-end balance sheet value, are described in notes 2.22 “Derivative financial instruments and hedging activities”, 2.23 “Estimation of derivatives financial instruments fair value”, 3.1 “Foreign exchange risk” and 19 ”Derivative Financial instruments” to the consolidated financial statements presented in chapter 7 — “Financial statements” of this annual report.

In order to isolate the effects on revenue of fluctuations in foreign currency exchange rates during the periods under review, the discussion of our results of operations includes revenue figures at constant exchange rates. To calculate these figures at constant exchange rates, we applied the monthly exchange rates used in a given month of the period under review to the amount of revenue recorded in the same month in the previous year. We then add the adjusted monthly figures for the previous year to derive annual figures at constant exchange rates. The discussion of our results of operations is, unless otherwise stated, based on revenue figures at constant exchange rates.

The table below sets forth the Euro/US Dollar exchange rates for the periods used in the preparation of our consolidated financial statements.

	US Dollars per Euro
	Year-end(1)	Average rate(2)	Low(3)	High(3)
Year ended December 31, 2005	1.18	1.25	1.18	1.36
Year ended December 31, 2006	1.32	1.25	1.18	1.32

(1)	Represents the exchange rate on the last business day of the applicable period. The Euro/US Dollar exchange rates on the last business days of January, February and March 2007 were 1.30, 1.32 and 1.33 to the Euro respectively.

(2)	Represents the average of the monthly exchange rates used to convert income statement items in each month during the relevant period. The Euro/US Dollar exchange rates used to convert income statement items in January, February and March 2007 were 1.32, 1.30 and 1.32 dollars to the Euro respectively.

(3)	Based on the lowest and highest monthly exchange rates used to convert income statement items in each month during the relevant period.
Seasonality

Most of Gemalto’s revenue and gross profit is traditionally generated in the second half of each year. This is due to the following factors:
•	The Mobile Communication segment makes a stronger contribution to total revenue during the second half, due to higher demand from countries where we sell our most advanced products and services, at significantly higher selling prices and margins (see above in sections 3.2.2 — “Principal factors affecting revenue” and 3.2.3 — “Principal factors affecting gross profit”). As mentioned above in section 3.2.1 — “Introduction to the operating and financial review”, this segment generates a higher gross margin than the other businesses.

•	Card sales volumes increase significantly in the second half, mainly due to the previous factor, resulting in better absorption of fixed production costs and a reduction in component prices through volume discounts previously negotiated with suppliers.

•	The full positive impact of productivity gains achieved during the year is felt towards the end of the year.

Industry trends may, however, affect the seasonal pattern of revenue and gross profit, and therefore of operating margin. Seasonality has less material impact on the POS Terminals segment.

Seasonal fluctuations in revenue and gross profit have been a standard feature of recent years, except for 2005 which saw very strong growth in first half Mobile Communication revenue, driven by sustained demand in the Americas region leading to higher volumes and increased sales of high-end products. In 2006, ID & Security revenue and gross profit benefited from significant one-off intellectual property license contracts signed in the first half of 2006, whereas no contracts of an equivalent size were signed in the second half. Excluding this unusually high patent licensing revenue and margin, and certain other positive one-offs, second half 2006 operating profitability improved on the first half. In addition to the usual seasonal pattern, in the second half of 2006 we benefited from a more favorable competitive environment in Mobile Communication, which we were able to take good advantage of thanks to stricter pricing discipline implemented after the Combination. Second half profitability also improved on the back of the first positive effects of the synergies and cost savings resulting from the Combination, primarily in purchasing and in the support functions.

We expect 2007 to exhibit the normal seasonal pattern, with significantly higher revenue and profits in the second half of the year.

3.2.5	Results of operations for the two years ended December 31, 2006 and December 31, 2005

3.2.5.1	Year ended December 31, 2005 compared with year ended December 31, 2006

The following discussion of our results of operations is, unless otherwise indicated, based on results of operations at historical exchange rates, prepared on an adjusted pro forma basis as described in section 3.1 — “Basis of preparation of the financial information presented and discussed in this section”.

	Year ended December 31,
	2005	2006
	€ in millions
Sales	1,724	1,698
Cost of sales	(1,157)	(1,195)

Gross profit	567	503
Gross margin	32.9%	29.6%
Operating expenses
Research and engineering	(116)	(114)
Sales and marketing	(211)	(218)
General and administrative	(116)	(111)

Total Operating expenses	(443)	(442)
Other income, net	3	(1)

Operating income	127	60

Operating margin	7.4%	3.5%
Financial income (expenses), net	6	8
Share of profit (loss) of associates	0	(1)

Profit before income tax	134	67
Income tax expense	2	(66)

Profit (loss) for the period	136	2

Revenue and gross profit

In 2006 revenue inched down 2% at historical exchange rates and 1% at constant exchange rates to €1,698 million. Adjusted for the acquisition of Setec by Gemplus in June 2005 and at constant exchange rates, revenue was down 3% in 2006. Gross profit was down 11%, from €567.5 million in 2005 to €503 million in 2006.

The following table sets forth our revenue and gross profit breakdown by segment at historical exchange rates for the periods indicated, in millions of euros and as a percentage of total revenue and total gross profit (respectively):

	Year ended December 31,
Segment	2005		2006
	(€ in millions)	(% of total)	(€ in millions)	(% of total)
Revenue
Mobile Communication	1,091	63	994	59
Secure Transactions	360	21	392	23
ID & Security(1)	141	8	203	12
Public Telephony	73	4	59	3
POS Terminals	60	3	50	3

Total	1,724	100	1,698	100

Gross profit
Mobile Communication	414	73	334	66
Secure Transactions	82	15	78	16
ID & Security(2)	51	9	72	14
Public Telephony	5	1	7	1
POS Terminals	16	3	12	2

Total	567	100	503	100

(1)	Includes revenue from the licensing of intellectual property.

(2)	Includes gross profit from the licensing of intellectual property.
The following table sets forth our revenue by geographic area at historical exchange rates for the periods indicated, in millions of euros and as a percentage of total revenue:

	Year ended December 31,
Sales by area	2005		2006
	(€ in millions)	(% of total)	(€ in millions)	(% of total)
EMEA(1)	917	53	924	54
Asia	338	20	358	21
NSA(2)	470	27	416	25

Total	1,724	100	1,698	100

(1)	Europe, the Middle East and Africa.

(2)	North America and South America.
At constant exchange rates, total revenue of our core segments (Mobile Communication, Secure Transactions and ID & Security) was stable in 2006 compared to 2005, as strong growth in Secure Transactions and ID & Security offset a decrease in Mobile Communication revenue. Secure Transactions reported revenue of €392 million, contributing 23% of total revenue, up 2 percentage points compared with 2005. Identity & Security, with revenue of €203 million, represented 12% of 2006 revenue against 8% in 2005. Mobile Communication revenue, down 9% in 2006 to €994 million, contributed 59% of total revenue, down 4 percentage points on 2005.

2006 gross profit, down 11% at historical exchange rates to € 503 million, reflected the effect of price pressure in Mobile Communication and, to a lesser extent, lower margins in Secure Transactions as competition intensified in large EMV migration tenders. Gross margin fell to 29.6%, also negatively impacted by the increased contribution to total business of the Secure Transactions and Identity (ID) activities, which have lower margins than the Mobile Communication business.

Mobile Communication

Mobile Communication revenue declined 9% to €994 million in 2006, compared with €1,091 million in 2005 at historical exchange rates or €1,089 million at constant exchange rates.

SIM card sales volumes grew 33% compared with 2005, with over 900 million SIM cards delivered in 2006. This growth was driven by strong demand in emerging countries, notably in Asia which had experienced lower volume growth in 2005. Further big increases in the number of new subscribers, and a high churn among operators’ existing subscriber bases, accounted for the surge in demand. Our position in emerging countries remained very strong despite implementation of stricter pricing discipline in the second half and the resulting concessions on SIM card sales volumes. Deliveries increased strongly in Africa, the Middle East and certain CIS countries and to a lesser extent in the more mature EMEA markets. Overall deliveries in NSA were flat, after two years of strong growth in 2004 and 2005.

SIM cards average selling price (ASP) declined 31% at constant exchange rates in 2006 compared with 2005, hit by substantial cuts in the fourth quarter of 2005 and the first quarter of 2006. At a constant regional contribution to total deliveries (the regional mix) and product mix, the price decline was slightly steeper than in previous years. Therefore, an unfavorable evolution in the regional mix and a lackluster product mix improvement accounted for the sharper ASP decrease. Volume growth in emerging countries meant entry and mid-range products sold at lower prices and margins represented a higher share of total shipments, to the detriment of high-end cards and solutions. Given the unfavorable geographic profile of demand, the product mix improvement was also significantly less noticeable than in previous periods, particularly in the first three quarters of the year.

Period-on-period ASP variations showed encouraging trends though. While first half 2006 ASP decreased 34% compared with the first half of 2005 at constant exchange rates, second half 2006 ASP was down 29% compared with that of the second half of 2005. The decline in the fourth quarter of 2006 was 25% compared with the fourth quarter of 2005, reflecting the favorable effect of the seasonal peak in demand for high-end devices in EMEA and the Americas in that period and the implementation of our Company-wide active pricing management, which resulted in tight control of offered SIM card prices in all large or strategic tenders. With stronger activity in mature EMEA and NSA markets in the fourth quarter, the improved product mix also contributed to the slight quarter-on-quarter ASP rise in the last quarter of 2006.

Revenue derived from the sale of Over-the-Air (OTA) software platforms remained strong, boosted in particular by deliveries and associated activation of service upgrades. The latter allow operators to offer advanced services to their subscribers, such as phonebook back-up, or to improve management of their installed base of handsets.

Mobile Communication reported a 2006 gross margin of 33.6% and managed to limit the decline compared with 2005 to only 4.3 percentage points. High productivity gains across the Group and cost savings on purchases contributed almost equally to the overall substantial decrease in manufacturing costs, without, however, fully offsetting the strong impact on margin of selling price declines.

Secure Transactions

Secure Transactions revenue grew 9%, from €360 million in 2005 at historical and constant exchange rates, to €392 million in 2006. After adjusting for the acquisition of SETEC in June 2005, 2006 revenue was up 7% at constant exchange rates compared with 2005.

Growth was driven by the strong increase in EMV payment card shipments in several countries of North Asia and Latin America as well as in Turkey and Russia. Associated card personalization services posted strong gains in Latin America and the mature EMEA markets.

Growth was also buoyed by strong demand for open platforms in North Asia. We delivered large volumes of Java based multi-application cards designed for the development of country specific solutions, combining payment, loyalty, electronic purse and sophisticated personal authentication functionalities like biometrics.

We successfully carried the first combi-card(4) pilot deployment for a big financial institution in the UK. Combi-cards combine EMV contact and contact-less payment capabilities with contact-less access to public transportation. This successful deployment has resulted in a large order for delivery in 2007. New deployments of contact-less payment cards took place in the USA in the second half of 2006, following those of the second half of 2005 for which Gemalto was also a key supplier. In Asia, the Group was awarded a full scale combi-card deployment project in the fourth quarter.

Our pay-TV business in Europe also contributed significantly to the segment growth. Finally, revenue derived from the reimbursement by our customers of banking card postage and stamping costs increased strongly.

Deliveries of micro processor cards increased by 20% overall compared with 2005, driven by ongoing EMV migrations in the regions and countries listed above, and strong demand in Asia for open platform cards. Our deliveries of banking card modules to local assemblers also increased strongly.

Average selling price decreased as demand for large EMV card deployments in high growth countries resulted in fiercer competition.

This expansion in lower margin regions impacted 2006 gross profit, which was down 5.2% at €77.8 million compared to 2005. Gross margin was down 2.9 percentage points, though the increase in no-margin postage and stamping revenue alone accounted for a 0.6 percentage point decrease. The adjustments to the cost base, which are necessary to improve gross margin, will materialize progressively, starting in 2007.

ID & Security

2006 was a year of very strong growth for the ID & Security segment. At constant exchange rates, revenue was up 45% to € 203 million, and 32% after adjusting for the Setec acquisition in June 2005. This growth was bolstered by strong sales of microprocessor-based solutions for e-passports and healthcare, as well as higher patent licensing activity, which increased strongly to €27.1 million, with almost all the revenue generated in the first half of the year. Revenue derived from our Network Security business was essentially stable, as strong growth in the mature markets of EMEA offset lower revenue in NSA.

In 2006, our Identity activity benefited fully from the deployment of large scale e-passport national programs, mainly in Europe. The Group participated directly in the deployment of eleven projects in the year, versus two in 2005, and revenue derived from this activity increased tenfold year-on-year. Our contribution to these deployments varied in scope and so did the nature of the products and services we provided, ranging from microprocessor-based components and secure software platforms to fully personalized e-documents.

Revenue from healthcare applications also grew substantially, boosted by on-going strong activity in France, and the supply of over 4 million family social security cards for the Seguro Popular healthcare program in Mexico.

E-identity, which includes e-ID documents, driving licenses and smart card applications for recording machines placed in trucks (tachographs), reported lower revenue after very strong growth in 2005 driven by the e-ID project in the United Arab Emirates.

Our Network Security activity was largely stable, sustained by strong deliveries of personal badges to the Department of Defense and solid card reader sales; shipments to other US administrations and enterprises were down slightly. Licensing revenue for authentication software platforms for the e-banking industry also contributed to 2006 revenue.

(4)	Cards with dual communication capability (contact and contactless).
As a consequence of strong growth in ID & Security, microprocessor product delivery volumes (mainly contact-less, high-end components, cards and e-passports) were up 81% compared with 2005.

In all, ID & Security gross margin was stable at 35.6%, compared with 36.1% in 2005, despite strong growth of our ID business, which generates a lower margin than the Security and patent licensing activity which also contributes to this segment. 2006 gross margin in ID was slightly lower than in 2005, reflecting the unfavorable effect on production yields and costs of e-passport roll-outs still in their initial deployment phase. Gross margin generated by our Security business was essentially stable. Therefore, the high revenue and gross profit generated by our patent licensing activity, in particular in the first half of the year, accounted for the overall stability of the ID & Security segment’s gross margin.

Public Telephony

With the expansion of mobile communication, worldwide demand for public telephony cards is decreasing rapidly. Our strategy in Public Telephony was adapted accordingly: investments were refocused on other growing segments, and production capacity was allocated to serving priority customers identified as strategic. As a result, Public Telephony revenue decreased to €58.8 million in 2006, down 20% at historical exchange rates and 19% at constant exchange rates compared to 2005. Gross profit was up 30% to €6.5 million in 2006, reflecting our selective approach of tenders and a streamlined support structure.

POS Terminals

2006 was a year of transition for our POS Terminals business, with the introduction of a new, high-performance, versatile generation of products in the fourth quarter. Due to the wide range of country specific application developments required for the larger scale deployment of this new platform, volumes delivered decreased compared with 2005. Revenue in the first part of the year was also affected by delayed tender awards in Asia and lower activity in certain markets after completion of the initial migration to EMV standards. Revenue therefore decreased to €50.4 million, down 16% at historical exchange rates, and 15% at constant exchange rates compared to 2005.

Gross profit was down 24%, from €15.9 million in 2005 to €12.1 million in 2006. Gross margin fell 2.6 percentage points to 23.9%. This decrease in gross profit and gross margin was due to lower revenue in markets where we obtain better selling prices and margins, to disruptions in deliveries as a result of the progressive discontinuation of a generation of products and also to supply chain issues encountered by our sub-contractor following the transfer of the manufacture and assembly of all our products to support our expansion in emerging markets.

Operating expenses

Operating expenses amounted to €442 million in 2006 and overall were stable year-on-year at historical exchange rates. Compared with 2005, General and Administrative expenses decreased 4.6%, and Research and Engineering expenses decreased 2.2%, despite significant resources required to accelerate the convergence of products and services after the merger with Gemplus. Sales and Marketing expenses increased by 3.2%, as field marketing and technical support resources were redeployed in the geographic areas to reinforce customer service and promote digital security solutions. As a result of cost reduction measures implemented after the Combination, second half 2006 operating expenses decreased by ca. €10 million (4.5%) at constant exchange rates compared with the first half.

The following table sets forth the breakdown of our operating expenses by segment at historical exchange rates for the periods indicated, in millions of euros and as a percentage of total operating expenses:

	Year ended December 31,
Segment	2005		2006
	(€ in millions)	(% of total)	(€ in millions)	(% of total)
Mobile Communication	267	60	256	58
Secure Transactions	81	18	88	20
ID & Security(1)	70	16	78	18
Public Telephony	11	3	6	1
POS Terminals	14	3	14	3

Total	443	100	442	100

Operating expenses as a percentage of revenue	25.7%		26.0%
In Mobile Communication, operating expenses were down 4% to € 256 million in 2006, reflecting lower General and Administrative expenses. Sales and Marketing expenses were stable despite lower revenue as marketing and technical support resources were maintained in the field to assist customers migrating to the unified product and service portfolio.

In Secure Transactions, 2006 operating expenses as a percentage of sales were stable. However 2005 operating expenses included the reversal of a €5.2 million litigation provision booked previously. Excluding this positive one-off item, operating expenses decreased by 1.5 percentage points in 2006 compared with 2005.

In ID & Security, 2006 operating expenses as a percentage of revenue were down 11 percentage points to 38% compared with 2005. General and Administrative expenses were down 3%. Research and Engineering expenses increased by 12%. Sales and Marketing expenses grew 17%, at a lower pace than revenue, to support growth in this segment.

In Public Telephony, operating expenses decreased by 4.6 percentage points to 10.8% of revenue, reflecting our selective approach to tender responses and the rationalization of the support structure.

In POS Terminals, 2006 operating expenses were up 3.9 percentage points to 26.9% of revenue, due to efforts in development and marketing to prepare the launch of our new product range.

Other income (expense), net

We incurred net other expense of €0.9 million in 2006 as opposed to net other income of €2.9 million in 2005. Our 2006 net other expense included a €4.8 million charge for the relocation of Gemalto staff from the Montrouge and Louveciennes facilities to Meudon (Paris area), a loss of €0.9 million on the sale of fixed assets, subsidies and grants of €0.5 million, a withholding tax refund of €1 million, and other items representing income of €3.3 million.

Financial income (expenses), net

In 2006, we recorded net financial income of €8.4 million, up 31% compared with 2005. The negative impact of lower average net cash balances throughout the year compared with 2005 (following the distribution on June 2, 2006 of €164 million to the Gemplus shareholders prior to the execution of the first step of the Combination and pursuant to the terms of the Combination Agreement) was more than compensated by higher interest rates on our investments denominated in Euros and US Dollars.

Income tax benefit (expense)

An income tax expense of €65.7 million was recorded in 2006, compared with an income tax benefit of €1.9 million in 2005. The Company reviewed the valuation allowance for its deferred tax assets at the end of 2006, accounting for the 2006 tax loss and 2007 result forecast for the entities in which these assets are carried. As a result, the 2006 income tax expense included a valuation allowance of €47.5 million related to deferred tax assets in certain entities, as described in note 28 “Taxes” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report. In 2005, on the other hand, deferred tax assets of €27 million were recognized in the fourth quarter.

Net income (loss)

Gemalto’s net income on an adjusted pro forma basis decreased to €1.6 million in 2006, compared with €135.7 million in 2005, hit mainly by lower operating income compared with 2005 and a high income tax expense.

3.2.5.2	Items recognized in the IFRS income statement of the Group and eliminated in the Adjusted pro forma basis of presentation

As described above in section 3.1 — “Basis of preparation of the financial information presented and discussed in this section”, we have adjusted the IFRS (for 2006) and combined (for 2005) income statements to prepare the Adjusted pro forma information discussed in this operating and financial review. These adjustments mainly consist of eliminations of one-off charges incurred in connection with the Combination, reorganization charges and charges resulting from the accounting treatment of the Combination, and other adjustments made under the assumption that the Combination took place on January 1, 2005.

Descriptions and amounts for the adjustment items (mainly charges) included in the IFRS consolidated income statement for 2006 are provided in note 5 “Additional disclosure on the effect of the Combination on our financial statements” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report. These items are: the amortization of the inventory step-up recognized upon the Combination, Combination related charges, the amortization and impairment of intangible assets recognized and valued in connection with the Combination, reorganization expenses and an impairment charge related to an investment and recorded as a finance expense for the period.

In 2006, reorganization expenses amounted to €19.5 million, including severance costs of €14.3 million, €2.3 million in costs related to office regrouping, fixed asset and inventory write-offs of €2.1 million, and €0.8 million in other reorganization expenses.

3.2.6	Off-balance sheet commitments

For the periods after December 31, 2006, minimum rental lease commitments under non-cancelable operating leases, primarily real estate and office facilities, amount to €130 million. Further details of these lease commitments are disclosed in note 32 “Commitments and contingencies” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report.

At December 31, 2006, bank guarantees, mainly performance and bid bonds, totaled €82 million. These guarantees are issued as part of Gemalto’s normal operations in order to secure the Company’s performance under contracts or tenders for business. These guarantees become payable in the event of the Company’s non-performance.

At December 31, 2006, microprocessor chip purchase commitments amounted to €37 million (see note 32 “Commitments and contingencies” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report).

We have no other material off-balance sheet arrangements.

3.2.7	Critical accounting policies and estimates

The preparation of financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the amounts reported in the combined and consolidated IFRS financial statements and accompanying notes (see note 2 “Summary of significant accounting policies” to the consolidated financial statements). These estimates and assumptions also affect the amounts reported in the pro forma and Adjusted pro format financial statements. On an ongoing basis, we evaluate any significant estimates used in preparing our financial statements, including those related to revenue recognition, doubtful accounts, valuation of inventories and investments, valuation of goodwill and intangible assets, income tax provision and recoverability of deferred taxes, contingencies and litigation and actuarial assumptions for employee benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis of judgments about the carrying values of assets and liabilities. Actual amounts or values will differ from these estimates. The following are critical judgments, assumptions and estimates used in the preparation of the combined and consolidated financial statements.

Revenue recognition

Revenue from product sales is generally recognized at the time the product is shipped, provided that persuasive evidence of an arrangement exists, that title and risk of loss have been transferred to the customer, that the selling price is fixed or determinable and that collection of the related receivable is reasonably assured. For sales, a binding purchase order, signed license agreement or a written contract is used as evidence of an arrangement. For transactions where legal title does not transfer at shipment, revenue is recognized when legal title passes to the customer based on receipt of proof of delivery. A provision for the estimated cost of warranty is recorded when revenue is recognized. Whether the fee is fixed and determinable is assessed based on the payment terms associated with the transaction. Collection is assessed based on a number of factors, including past transaction history and the creditworthiness of the customer. We do not request collateral from our customers. If we determine that collection is not reasonably assured, we defer revenue until receipt of cash. For service contracts, revenue is recognized when services are rendered and collectibility is reasonably assured. Revenue for royalties is recognized when income is earned and collectibility is reasonably assured.

Revenue from contracts with multiple elements is recognized when the criteria for each element is met as described above. Revenue of each element is based on the relative fair value of each element and when there are no undelivered elements that are essential for use of the delivered elements.

Revenue for certain services is recognized on a percentage of completion basis as the services are provided. These services include the development of specific software platforms. We follow this method when reasonably dependable estimates of the revenue and costs applicable to various stages of a project can be made. Recognized revenue and profit are subject to revisions as the project progresses to completion. Revisions in profit estimates are charged or credited to income in the period in which the facts that give rise to the revision become known. Losses on long-term contracts are provided for when such losses become probable and can be reasonably estimated.

The amount and timing of our revenue for any period may have differed materially had we made different judgments and estimates.

Income taxes

The provision for income taxes reflected in our 2005 and 2006 consolidated financial statements was calculated on the basis of tax returns from each Gemalto group company.

The effective tax amount is estimated taking into account permanent and temporary differences resulting from differences in the accounting and tax treatment of some items. Gemalto regularly assesses the likelihood that deferred tax assets will be recoverable against future taxable income. Depending on the earnings outlook in each country, impairment provisions are booked and existing provisions may be reversed.

Inventories

We value our inventory at the lower of its actual cost or its current estimated market value. We periodically assess the value of our inventory and periodically write down its value for estimated excess and obsolete inventory based on management’s assumptions about future demand and market conditions.

On a quarterly basis, we review inventory quantities on hand and on order, under non-cancelable purchase commitments, in comparison with our estimated forecast of product demand. Demand for our products can fluctuate significantly and if actual demand is lower than our forecasted demand, we could be required to record additional inventory write-downs, which could have a negative effect on our gross profit.

Long-lived assets and goodwill

We assess the impairment of identifiable intangibles, long-lived assets and goodwill at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be adequate. Factors that could trigger an impairment review include:
•	significant underperformance compared with initially projected operating results;

•	significant changes in the manner in which we use the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.
When we determine that the carrying value of goodwill, an intangible asset or a long-lived asset is not adequate based on the existence of one or more impairment indicators, including those listed above, the carrying value is impaired based on the present value of projected net cash flows expected to result from that asset, including the potential proceeds of a disposition.

3.2.8	Recent accounting pronouncements

Note 2 “Summary of significant accounting policies” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report describes recent changes in the accounting principles and practices that we consider most significant with respect to our business.

3.2.9	Capital resources

3.2.9.1	Short and long term capital resources

Our bank overdrafts and short-term loans at December 31, 2006 and 2005 amounted to €7.8 million and €1.6 million, respectively. At the same dates, our long-term debt totalled €26.4 million and €5.8 million, respectively.

Our bank overdrafts and short-term loans at December 31, 2006 and 2005 consisted mainly of the short-term portion of our finance leases (€6.2 million in 2006; €1.1 million in 2005), bank overdrafts and short term loans incurred in the ordinary course of our operations around the world (€1.6 million in 2006, €0.5 million in 2005).

Our long-term debt of €26.4 million at December 31, 2006 consisted of the long-term portion of our finance leases (€21.2 million), several drawings on the syndicated loan arranged in 2004 and refinanced in 2005 (€4.4 million), as well as to the use of bank credit facilities negotiated on behalf of certain entities not covered by the syndicated loan (€0.9 million). At December 31, 2005, our long-term debt of €5.8 million related to several drawings on the syndicated loan.

3.2.9.2	Sources and amounts of the Company’s cash flows

The discussion below is based on the pro forma cash position variation schedules for the twelve-month periods ended December 31, 2005 and 2006 described in section 3.1 — “Basis of preparation of the financial information presented and discussed in this chapter.”

Sources of liquidity

Taking into account cash outflows related to capital expenditure of €71 million and payment of costs incurred in connection with the preparation and execution of the Combination of €27 million, we used cash in operating and investing activities of €20 million in 2006, on a pro forma basis.

A $250 million syndicated loan was signed on August 24, 2005, to replace the $150 million syndicated loan set up on June 2, 2004. This revolving facility expiring August 24, 2011, with a one-year extension option, is available to Gemalto N.V. and six of its direct or indirect subsidiaries located in Europe. It is guaranteed by Gemalto N.V. A commitment fee is payable on the undrawn amount. Interest on draw-downs is based on the Libor or Euribor, depending on the borrowing currency, plus a margin. The loan agreement includes a negative covenant providing for a default trigger if Gemalto N.V.’s net indebtedness exceeds double consolidated EBITDA.

In addition to the syndicated loan, the Company also has uncommitted bank credit facilities (lease financing, short term facilities, bank overdrafts and guarantees) for a total of €216.5 million. Two of the lending banks have been given a €45.6 million guarantee by Gemalto N.V.

We therefore had total credit facilities of €406.5 million at December 31, 2006, €116.1 million of which were used at that date (including €82.3 million recorded as bank guarantees).

In 2005 and on a pro forma basis, our operating and investing activities generated net cash flow of €96 million, after payment of €63 million for the acquisition of SETEC by Gemplus and capital expenditure of €50 million.

Pro forma cash position variation

The following table sets forth the pro forma cash position variation schedules for the fiscal years ended December 31, 2005 and 2006.

	2005	2006
	€ in millions
Beginning Cash and cash equivalents, January 1	553	637

Cash generated by (used in) operating activities	209	68
including decrease of (increase in) working capital requirement	42	(24)
Capital expenditure and acquisition of intangibles	(50)	(71)
Setec acquisition	(63)	—
Interest received, net	11	13
Other cash used in investing activities	(5)	(3)
Cash used in connection with the Combination	(5)	(27)

Cash generated by (used in) operating and investing activities	96	(20)

June 2, 2006, distribution to Gemplus shareholders		(164)
Other cash used in financing activities, excluding proceeds & repayment of borrowings	(34)	(6)
Other (translation adjustment mainly)	22	(16)
Ending Cash and cash equivalents, December 31	637	430

Current and non-current borrowings, including finance lease*	(39)	(34)

Net cash as of December 31	598	396

*	including finance lease of €33.5 million at December 31, 2005 and €28.9 million at December 31, 2006.

Pro forma cash flows from operating activities

Net cash provided by operating activities was €68 million in 2006, compared with €209 million in 2005. Net income for the year, adjusted for non-cash items included in it and items reclassified under cash flow from investing activities, less tax payments for the year, provided net cash of €92 million in 2006 compared with €167 million in 2005. Changes in current assets and liabilities removed €24 million from net cash provided by operating activities in 2006, and added €42 million in 2005.

While the amount of cash used in working capital was higher in 2006 than in 2005, it decreased substantially during the second half of 2006, as working capital decreased from 12.5% of second quarter revenue annualized as of June 30th 2006, to 10% of fourth quarter revenue annualized at December 31st 2006, thanks in particular to a strong reduction in inventory.

Pro forma cash flows from investing activities

In 2006, net cash used in investing activities amounted to €88 million, compared with €113 million in 2005.

Purchases of property, plant and equipment amounted to €71 million in 2006 compared with €50 million in 2005. In the first half of 2006, capital expenditure surged to €40 million, due to large investments by Gemplus to increase production capacity. Capital expenditure decreased to €31 million in the second half of 2006, largely as a direct and immediate positive impact of the Combination. In 2006, the Company incurred a €27 million cash outflow in connection with the preparation and execution of the Combination, consisting primarily of professional fees. In 2005, cash flow from investing activities included a €63.4 million cash outflow related to the acquisition of SETEC by Gemplus in June 2005.

Pro forma cash flows from financing activities

Financing activities used net cash of €170 million in 2006 and €34 million in 2005. In 2006, cash of €164 million was used for the distribution of available reserves to Gemplus’ shareholders, prior to the execution of the first step of the Combination and pursuant to the terms of the Combination Agreement.

Cash flows as per our IFRS consolidated statement of cash flows

The following table sets forth the cash flows from operating, investing and financing activities as per our IFRS consolidated statements of cash flows, for the fiscal years ended December 31, 2005 and 2006.

	Year ended December 31,
	2005	2006
	€ in millions
Net cash provided by operating activities	85.7	76.5
Net cash provided by (used in) investing activities	(27.1)	158.6
Net cash (used in) financing activities	(25.6)	(7.7)
Full IFRS consolidated statements of cash flows are provided in the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report. An analysis of the cash generated from operations is provided in note 30 “Cash generated from operations” to the consolidated financial statements.

3.2.9.3	Borrowing requirements and funding structure of the Company

See note 15 “Borrowings” to the consolidated financial statements included in chapter 7 — “Financial statements” of this annual report.

3.2.9.4	Restrictions on the use of capital resources

Based on the stipulations of the syndicated bank loan signed on August 24, 2005 and described above in section 3.2.9.2 — “Sources and amounts of the Company’s cash flows”, there are no restrictions on the use of capital resources that may significantly influence the Company’s operations.

3.2.9.5	Anticipated sources of funds needed to fulfill commitments involving future investments and material tangible fixed assets

The Company believes that available cash and cash equivalents of €430 million at December 31, 2006, the $250 million syndicated loan and the other banking facilities it has arranged as described above in section 3.2.9.2 — “Sources and amounts of the Company’s cash flows” will be sufficient in the foreseeable future and under current operating conditions to fulfill its commitments involving future investments and material tangible fixed assets. However the Company cannot guarantee that its level of liquidity will suffice to cover all of its future cash requirements whatever the circumstances.

3.2.10	Risk profile

Risks relating to the Combination

The achievement of the full benefits and synergies expected from the Combination will partly depend on the ability to efficiently complete the integration of the respective operations. Gemalto’s goal in doing this is to increase the revenues and earnings of the combined businesses through implementation of new initiatives, realization of synergies, optimization of overhead and administrative costs, combining information systems and production sites and other potential restructuring. Significant progress in the integration has been achieved since the Combination became affective. However, Gemalto may encounter difficulties in completing the full integration of the operations and support structures, and therefore fail to achieve the full synergies expected. It could even incur substantial costs as a result of, among other things, loss of key employees; lack of resources; inconsistencies in standards, policies, cultures and compensation structures; the need to implement and integrate various procedures as well as information and other systems; and diversion of management’s attention from its other responsibilities as a result.

For these reasons, Gemalto may fail to complete the integration or realize the full expected benefits and synergies. If they are achieved, cost savings and benefits may still be lower than expected and may take longer to achieve.

3.2.10.1	Risks relating to the Company’s business

Growth of the mobile communication and secure transactions applications

Mobile Communication products are characterized by declining sales prices. For this reason and in order to foster its growth and profitability, the Company is targeting new opportunities in this area that require high-end microprocessor cards. The Company intends to take advantage of the development of new value-added services (such as email access, internet browsing, mobile commerce, information services, Mobile TV and multimedia applications which are now accessible thanks to new mobile communication standards) to provide increasingly sophisticated microprocessor cards, software and services. The deployment of these new applications may be delayed. Also, the decline in prices attributable to product lifecycles has been recently exacerbated due to a number of factors, including general economic conditions, mergers between operators, increased competition and mobile operators stepping up cost-cutting measures. This trend could continue. Delays in the deployment of new applications or the development of value-added services, or slower than expected growth in the telecommunications industry may lead to lower revenue and profits than projected.

Regarding Secure Transactions, the Company hopes to achieve substantial growth in its financial cards business from the migration from magnetic card-based payment systems around the world to those which rely on microprocessor card technology. An important driver of this change is migration to the Europay, MasterCard and Visa (“EMV”) standard. However, in markets in which magnetic stripe cards are widely used there is a reluctance to switch to the EMV standard in view of the associated costs, particularly in the United States. Further delays or failure to migrate to EMV-compliant systems could result in lower than anticipated revenue and profits. In addition, such EMV migration has been accompanied in certain countries by severe pricing pressure due to intense competition, as most chip card manufacturers compete for initial entry in these new territories that could potentially lead to large orders. It has also led to the use of low-end rather than high-end cards, which generally generate lower margins. These trends could impact the Company’s revenues and profits.

Uncertainties relating to some applications still in an early stage of development

The use of microprocessor card technology is still uncertain in a number of applications that the Company considers to offer strong growth potential, particularly in Network Security. Because these applications are in the early stages of development, there are no market-wide standards or specifications that recommend or require the use of microprocessor card technology.

As a result, there are a number of competing technologies for a wide range of applications, including identity, security, access and privacy applications, some of which could be given preference over microprocessor cards. In addition, the public sector requires significant investment in infrastructure, including for nationwide deployment of specialized terminals, servers and software for identity and healthcare applications and for the implementation of contact-less technology in the transportation sector. The decision to develop such systems is generally subject to lengthy processes that can make microprocessor cards less competitive than other technologies. Given the scale of projects in this sector and the fact that chip cards are just one component of the system, Gemalto also forms partnerships with integrators and its choice of partner can affect its chances of being selected. Moreover, if the Company succeeds in winning contracts, it may be required to commit significant time and resources during the initial stages of each project without any immediate expectation of revenue, which may make its profits more variable from period to period. Finally, as Gemalto’s products are often tailored for particular projects and because the activity is still developing, clear trends in pricing have yet to emerge. The Company may experience lower than anticipated prices due to competition in the bidding process or an overall decline in prices following the introduction of new products or technologies.

Development of microprocessor card technology

Gemalto’s principal fields of business are characterized by rapid technological change, continuous improvements in technology, new applications, new standards, short product cycles and rapid changes in demand. While some of these developments relate to the card body, they more often affect the core secure software and chip technology that adds the most value to the Company’s products, such as new chip design concepts, the memory capacity and processing power of microprocessor cards, and the software loaded on the chips. The rapid pace of change requires Gemalto to commit significant resources to research and engineering in order to introduce new products and improve its existing portfolio. If the Company fails to keep up with technological developments, its products and services may become obsolete and it may not be able to maintain or expand its customer base.

Availability of chips, the key component of microprocessor cards

Microprocessor card technology is based principally on microprocessor chips, which are manufactured by chip producers that also supply chips for a large number of other applications, such as personal computers, mobile phones, personal digital assistants and automobiles. Fluctuations in demand for chips have led in the past to shortages in supply, which in turn have led to increases in the price for chips and caused producers to allocate them selectively among their customers. Certain chip producers may decide in times of shortage to prioritize satisfying the needs of their own operations, which may further reduce supplies. In addition, although the Company has made substantial efforts to diversify its chip suppliers with significant global production capacity, its largest supplier provides approximately one-third of its total requirements. For these reasons, in times of shortage the Company may not be able to secure adequate supplies at commercially acceptable prices. Certain suppliers may also fail to meet the required quality or delivery criteria, which could cause difficulties in fulfilling orders and responding to shifts in demand. This might cause the Company to record lower sales and to lose customers, and could impede it from improving its profitability by shifting the mix of products to include higher-value products that use high-end microprocessor chips.

Optimization of chip card production capacity

Because its activities are based on orders varying in size and requiring different delivery schedules, the Company needs to anticipate demand accurately and allocate its production capacity in order to meet delivery requirements, best recuperate its fixed costs and maximize its operating margins. Any failure might adversely affect revenue and profitability. In addition, the Company must accurately forecast its own need for chips. If it overestimates its requirements, it might be left with high inventories that it may not be able to use or may need to produce products with less powerful and costly chips, which might generate lower profits.

Finally, contracts with customers can include clauses under which the Company will be responsible for indirect damages including penalties for failure to meet delivery schedules. If these clauses are invoked against the Company, it may need to defend itself in court, which could be time consuming and expensive. It could also be found liable.

Standards and criteria of industry organizations

Most of Gemalto’s customers belong to industry organizations many of which have their own set of standards and criteria relating to chip card manufacturers’ facilities and products, which must be satisfied in order to be eligible to supply products and services The Company must make significant investments in order to meet these demands, which tend to change over time. If it fails, the Company may become ineligible to provide products and services that have constituted in the past an important part of its revenue and profits.

Protection of confidential information and prepaid cards

In connection with its personalization services, the Company routinely handles confidential information relating to its customers and their end customers. For example, the Company receives information relating to the card user, including bank account numbers and credit or debit parameters, and generates the keys and personal identification numbers that activate and allow use of the card. Although its personalization activities have been accredited with the principal security certifications from industry organizations and bodies, the Company cannot guarantee that it will be able to prevent every attempt to breach its security systems and misappropriate and fraudulently use confidential data. If this were to occur, the Company may be forced to defend itself in court which might be time consuming and expensive. In addition, the Company also loads value onto prepaid cards, particularly prepaid phone cards, which it must protect from theft while they are in its custody. If they are stolen while in its custody, the Company’s customers may seek to hold it liable for the aggregate value amounts loaded onto the cards. Finally, a breach of security systems could also adversely affect the Company’s reputation.

Manufacturing or functional capabilities in the Company’s products

Gemalto’s products and services may contain manufacturing defects. As they represent substantial investment and changes in business operations for its customers, serious defects or errors could harm the Company’s reputation and extend the time-to-market, while also requiring it to carry out expensive and time-consuming repairs.

Such defects could also cause losses to customers who could attempt to seek compensation. These claims could be time-consuming and costly to defend and generate unfavorable publicity, causing the Company to lose customers. Although its sales and services agreements typically contain provisions designed to limit its exposure to product liability claims, certain laws or unfavorable judicial decisions could limit the effectiveness of these limitations. The Company also has product liability insurance that it believes is consistent with industry practice but it cannot guarantee that it is sufficient to meet any claim or that it will be able to obtain or maintain insurance on acceptable terms or at appropriate levels in the future.

Protection of intellectual property rights (IPR)

The Company’s success depends, in part, upon its proprietary technology and other intellectual property rights. If it is not able to defend its IPR successfully, the Company might lose positions and may no longer be able to license out use of these rights to its competitors. The Company may also be required to pay significant license fees to third parties to be able to use their technology.

To date, the Company has relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution, to protect its intellectual property. It cannot guarantee, however, that in future these measures will be sufficient to protect its IPR or that it will be able to obtain all the patents for which it applies. Furthermore, the Company’s patents may not cover the scope originally sought or offer meaningful protection. Litigation to enforce the Company’s IPR could result in substantial costs and may not be successful. In addition, the laws of certain countries may not protect its products and intellectual property. Any inability to protect its IPR could seriously harm the Company’s business, operating performance and financial situation.

Similarly, if third parties claim that the Company is infringing their IPR, it might be required to incur significant costs and devote substantial resources to defending such claims and ultimately might not be successful. The Company may be forced to obtain licenses under terms that are not necessarily favorable and/or incur substantial liabilities, including indirect damages. The Company may also be forced to suspend the sale of products or the use of production processes requiring such technologies.

Development of third-party technologies and licensing costs

The Company benefits from certain licenses, in particular for trademarks, security and cryptography technology for card operating systems, dual interface technology, and public key infrastructure (PKI) technology.

Technology providers often change their existing products by withdrawing old versions of existing products. The Company may not be able to adapt its products and services in a timely manner to accommodate such changes and might have to discontinue or change certain products and services. Changes in technology may also be accompanied by significant price increases, which would increase the Company’s costs and adversely affect its profitability.

Seasonal nature of sales in the mobile communication segment

Gemalto generally earns most of its revenue in the mobile communication segment in the fourth quarter of each year. This is due to major promotions typically conducted by European and American mobile communication operators during the holiday season, resulting in higher sales of SIM card products. As a result, revenue, gross profit and operating results are usually significantly lower in the first semester than in the second. Also, negative developments in the fourth quarter of any year are likely to have a disproportionate impact on operating income for the year, with very limited notice.

The effects of the seasonal nature of sales in the mobile communication segment on Gemalto’s revenue and gross profit are described in more details in section 3.2.4 — “Other factors affecting results of operations”.

International activities

Given the international nature of its business, Gemalto is subject to a number of political, regulatory and trade risks, including:
•	restrictions on the repatriation of capital, in particular regulations relating to transfer pricing and withholding taxes on payments made by subsidiaries and joint ventures;

•	unexpected regulatory reforms;

•	customs duties, export controls and other trade barriers;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable in certain countries;

•	limited legal protection of intellectual property rights in certain countries;

•	social and political instability (in particular strikes and work stoppages).
The Company cannot guarantee that it will be able to manage these risks, many of which are outside its control, or that it will be able to ensure compliance with all applicable regulations without incurring additional costs.

Conducting business in some countries is subject to particular risks, particularly with regard to the regulation of prices, uncertainties about the application, interpretation and enforcement of laws to the industry, currency fluctuations and restrictions on conversion or repatriation of profits.

Acquisitions and joint ventures

Gemalto has made acquisitions and entered into joint ventures, and may do in the future. These may require it to make potentially dilutive issuances of shares and incur debt. The allocation of the price paid to acquire a business usually leads to the revaluation of its existing assets, as well as the identification and recognition of new intangible assets, which results in additional amortization expenses that will reduce the income of the following periods. Transactions of this nature may also result, upon their completion or in the subsequent years, in charges related to the impairment of redundant or overvalued assets. Furthermore, acquisitions and joint-ventures may result in costly and disruptive restructurings. These events may have an adverse effect on the operating performance, financial situation and share price. Acquisitions involve numerous other risks relating to integration, including the failure to achieve the expected benefits and synergies, the diversion of management’s attention from other business concerns and the loss of key employees. Joint ventures present the risk of conflicts of interest or strategy and partners may also be unable to fulfill their obligations under the joint venture agreement or experience financial or other difficulties. If the Company is unable to manage all these risks efficiently, it may have to incur expenses or charges which may have an adverse effect on its financial situation.

Environmental, health and safety regulations

Gemalto’s operations are subject to environmental, health and safety regulations and local, national and international laws relating to the handling, transportation, disposal and emission of hazardous wastes and materials such as ink. The Company generally does not maintain reserves for environmental remediation. Although it has adopted systems for identifying and managing potential liabilities, there can be no assurance that it has identified and is adequately addressing all potential sources of risks. As a result, the Company cannot guarantee that it will not incur environmental, health or safety losses or that any incurred will not have an adverse effect on its operating performance or its financial situation. Potential regulatory changes may also have an adverse effect on its performance.

3.2.10.2	Risks relating to the industry

Competition

The secure plastic cards market is highly competitive. The Company expects competition to increase as existing segments mature and new segments are created. For example, in the mobile communication application, competition has become increasingly fierce for low-end microprocessor cards in all regions. This has led the Company and some of its competitors to seek to strengthen their positions by offering higher-end products that require a higher degree of sophistication and expertise. If the Company is not able to continue to compete successfully, it will lose customers, which would affect its operating performance and financial situation.

Gemalto’s current competitors include chip card producers such as Oberthur Card Systems and Giesecke & Devrient. In the SIM card and financial card fields of business, the Company also has to compete with regional manufacturers such as SanDisk-MicroElectronica, STMicroelectronics-Incard, XponCard, and AustriaCard, as well as local manufacturers, particularly in China such as Datang, Eastcom and Watchdata, which are seeking to leverage their positions locally and expand internationally. In addition, as the number of applications for chip card products and services increases, the Company may experience competition from companies that are currently its suppliers and strategic partners. For example, chip manufacturers such as Infineon Technologies, Samsung and NXP (previously known as Philips semiconductor division) could decide to start manufacturing chip cards through acquisitions or joint ventures. Other potential competitors include:
•	operating system developers, such as Sun Microsystems and Microsoft;

•	electronic security product and service providers, such as Entrust, EMC/RSA Security and Verisign;

•	wireless device manufacturers such as Nokia, Ericsson and Motorola;

•	systems integrators such as IBM and EDS;

•	wireless infrastructure software providers, such as Amdocs and Comverse.
Some of the Company’s current and potential competitors have greater resources, larger workforces (including research and engineering staff) and customer bases and greater name recognition. They may be able to develop more attractive products and services at more competitive prices. For example, some of them have greater capabilities in security printing and biometrics, which enables them to offer a broader range of products in these areas and which may serve as a better platform for future developments. In addition competitors may be able to negotiate strategic partnerships on more favorable terms. Many have also established relationships with the Company’s existing and prospective customers. Increased competition may result in reduced profitability, and loss of sales or customers, which could harm the Company’s business, operating performance and financial situation.

Technological developments

Gemalto spends considerable time and resources promoting the use of microprocessor cards, including the development of new applications and by participating actively in the creation of industry-wide standards and specifications. There are, however, a number of alternatives to microprocessor card technology, including wireless devices, software-based solutions, magnetic stripe cards, MMC/SD cards and USB tokens and products. If these alternatives become the industry standard, microprocessor card producers would suffer loss of sales and growth opportunities, and may need to invest in new areas of business. In particular, the use of microprocessor cards in mobile communications may be challenged if mobile phone manufacturers decide to incorporate the functions directly into the handset. A decision like this would have a substantial negative effect on the Company’s business and its financial situation.

Decoding of encryption programs

Microprocessor cards are equipped with keys that encrypt and decode messages in order to secure transactions and maintain the confidentiality of data. The security afforded by this technology depends on the integrity of the key and the complexity of the algorithms used to encrypt and decode information. Any significant advance in techniques for attacking cryptographic systems could result in a decline in the security of Gemalto’s technology, which in turn could significantly affect the acceptance of or demand for microprocessor card-based products, slow down growth and impact the Company’s revenue and profits.

3.2.10.3	Risks relating to Gemalto’s financing

The Company’s future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products and the market acceptance of its products. If it cannot raise funds on acceptable terms, as and when needed, the Company may not be able to develop its business, invest in new products and services, take advantage of opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business and financial performance.

3.2.10.4	Dependence on the core management team and key personnel

Gemalto’s success depends in part on the loyalty of its existing senior management team and other key personnel, particularly in the areas of research and engineering, product development and marketing, production and services delivery, purchasing and supply chain management, financial and human resources management, as well as field personnel trained in card deployment and management services. The Company’s senior managers and key employees may choose to leave the Company at any time. If so, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with Gemalto, the Company may not be able to manage its business as efficiently as in the past, which could prevent it from growing as quickly or as profitably as it hopes.

3.2.10.5	Market risks

The Company is exposed to a variety of financial risks, including in particular foreign exchange risk, interest rate risk, liquidity risk, financial counterparty risk, credit risk and equity risk.

Gemalto’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Gemalto has developed financial risk management guidelines that set forth its risk tolerance and its overall risk management policies.

Foreign exchange risk

Gemalto operates production and research and engineering facilities in more than 10 countries, and sells products and services in more than 100 countries. The US Dollar, the Pound Sterling, the Japanese Yen and the Chinese Renminbi are the main currencies beside the Euro in which our entities operate. We try to match our revenue and expenses currencies to set up natural foreign exchange hedges. However, we still remain exposed to foreign exchange risk and our results of operations may be affected by foreign currency fluctuations.

We record our assets and liabilities in local currencies, which are translated into Euros at the exchange rate on the balance sheet date. An appreciation of the Euro against other currencies decreases our reported assets and liabilities, as well as revenues and expenses recorded in other currencies, while a depreciation of the Euro against other currencies increases these items.

The policy of the Company is to hedge a portion of its forecasted commercial transactions and its assets and liabilities when they are exposed to foreign exchange risk.

We collect, consolidate and analyze the relevant currency exposures. The Company uses derivative financial instruments such as foreign exchange forward contracts and options to hedge those currency exposures. We do not intend to enter into such contracts for purposes other than hedging.

In 2006, main cash flow hedge requirements were estimated at US Dollars 252 million (including hedges for US Dollar-linked currencies), Pound Sterling 52 million and Japanese Yen 9 billion.

In the past, foreign currency effects have had a significant impact on our reported assets, liabilities, income and losses, and on the comparability of our results of operations between financial periods. They may continue to have a significant effect in the future. We cannot guarantee that our hedging strategy will be effective or that currency transaction losses will be minimized or accurately forecast. Gemalto’s earnings and cash flows exposure to exchange rate fluctuations and its efforts to reduce their impact are described above in section 3.2.4 — “Other factors affecting results of operations — Impact of foreign currency exchange rates”, and in notes 2.22 “Derivative financial instruments and hedging activities”, 2.23 “Estimation of derivatives financial instruments fair value”, 3.1 “Foreign exchange risk” and 19 “Derivative Financial instruments” to the consolidated financial statements presented in chapter 7 — “Financial statements” of this annual report.

Interest rate risk

Our financial assets are invested in bank deposits and money market funds and are classified as Cash and cash equivalents. Our financial liabilities are mainly floating rate financial leases.

We are exposed to interest rate risk. However the Company considers that this risk is unlikely to have a significant impact on its financial situation in the short term.

We do not enter into any interest rate derivative instruments.

Liquidity risk

The Company maintains sufficient Cash and cash equivalents positions as well as an adequate amount of committed credit facilities, and therefore considers it is not exposed to significant liquidity risk in the short term. However, we cannot guarantee that our level of liquidity will suffice to cover all the Company’s future cash requirements whatever the circumstances.

Financial counterparty risk

Derivative financial instruments and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

Credit risk

The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2005 and 2006. We maintain an allowance for uncollectible accounts receivable based on expected collectibility. We assess the expected collectibility of our accounts receivable periodically or when events lead us to believe that collectibility is uncertain. Additionally, we perform ongoing credit evaluations of our customers’ financial situations.

Equity risk

We do not trade or hold marketable securities as a part of our activities. We do, however, have medium term investments in several non-public start-up companies. The majority of these investments are held by our venture capital subsidiary, GemVentures. Specifically appointed employees manage our venture capital activities in accordance with our internal investment policies, and produce quarterly reports on their activities for our finance department.

Gemalto has investments in associates in non-public start-up companies. Associates are entities over which the Company has significant influence but does not control, generally with a shareholding of between 20% to 50% of voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. These investments are presented on the balance sheet under the caption “Investments in associates” and are accounted for and valued according to the accounting policies described in note 2 “Summary of significant accounting policies” to the consolidated financial statements presented in chapter 7 — “Financial statements” of this annual report.

Gemalto also has minority shareholdings in other non-public start-up companies. For these investments, Gemalto holds less than 20% of the investee’s outstanding shares or voting rights, and these companies are not in substance controlled by, or subject to significant influence of, the Company. These investments are presented on the balance sheet under the caption “Available for sale financial assets” and are accounted for in accordance with the accounting policies described in note 2 “Summary of significant accounting policies” to the consolidated financial statements presented in chapter 7 — “Financial statements” of this annual report. A write-down of these assets is recorded where there is sufficient reason to believe that an impairment in value that is other than temporary has occurred, typically based on questions regarding the company’s business model or failure to accomplish its business plan.

3.2.10.6	Risks related to financial reporting

As part of its responsibility for designing and implementing accounting and internal control processes aimed at preventing and detecting errors and fraud affecting the financial statements, Gemalto management has identified and assessed the main risks arising from the nature of its business, the context of the recent combination with Gemplus and specific accounting and reporting matters.
•	Complex revenue recognition process for all segments, in particular in the Identity and Security business where multi-year contracts are frequent and often include extended warranty terms, and where revenue derived from patent licensing activities is subject to specific revenue recognition rules

•	Inventory valuation challenges, in connection with obsolescence and excess risks in particular, arising from the integration of the industrial structures of the two groups and the rationalization of the product lines following the Combination

•	Evaluation of certain categories of reserves, in particular those related to warranty offered on new products and for extended periods

•	Restructuring and reorganization costs evaluation and justification

•	Complex financial reporting and consolidation process until a new, common system has been implemented

•	Consistent and rigorous application of the basis of preparation adopted for the “Adjusted” financial information used internally for the evaluation of the operating performance and for external financial reporting since the merger, in addition to the financial statements prepared in accordance with IFRS. The basis of preparation of the “Adjusted” financial information is described in section 3.1 — “Basis of preparation of the financial information presented and discussed in this chapter”.

•	Complex accounting areas, in particular tax accounting, proper evaluation and accounting of deferred tax assets, of goodwill and intangible assets, stock based compensation, pensions and derivative instruments.

CHAPTER 4 CORPORATE GOVERNANCE
4.1	APPLICABLE CORPORATE GOVERNANCE RULES AND COMPLIANCE WITH THE DUTCH CORPORATE GOVERNANCE CODE

4.1.1	General

Gemalto N.V. is the parent company of the Gemalto Group. The Company was incorporated in the Netherlands as a private company with limited liability on December 10, 2002. The Company was formerly named Axalto Holding N.V., but changed its name on June 2, 2006 in connection with the Combination (for more information on the Combination please refer to section 2.1). The Company’s shares have been listed on the Premier Marché, now Eurolist by Euronext Paris S.A. (Euronext NL 0000400653) since 2004. The corporate seat of the Company is Amsterdam, the Netherlands, and its registered office address is Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands. The Company is registered with the trade register in Amsterdam, the Netherlands under No. 27.25.50.26.

The Company is required to comply with, inter alia, Dutch law, Dutch corporate governance rules, French AMF rules and Euronext Paris Stock Exchange rules and related regulations, insofar as applicable to the Company.

As a result of the Combination, Gemalto will be deemed to succeed to the registration of Gemplus under the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”). As a successor registrant, Gemalto will be subject to certain reporting and other requirements as a foreign private issuer under the Exchange Act, until such time as Gemalto may be able and determines to deregister under the Exchange Act.

The Company is committed to good corporate governance and strives to comply with the highest standards and seeks to apply them in accordance with best practices.

In this chapter 4 the Company addresses its overall corporate governance structure and the extent to which it applies the provisions of the Dutch Corporate Governance Code (“Corporate Governance Code”). The Company is of the opinion that the vast majority of the principles and best practice provisions of the Corporate Governance Code that are addressed to the Board, as interpreted and implemented in line with the best practices followed by the Company, are being applied. Some recommendations are not fully applied, and the reasons for these deviations are set out in this chapter 4. Substantial changes in the Company’s corporate governance structure and in the Company’s compliance with the Corporate Governance Code shall be submitted to the General Meeting of Shareholders for discussion.

In this chapter 4 the Company also addresses the requirements of the Dutch decree dated April 5, 2006 to implement article 10 of Directive 2004/25/EC of the European Parliament and of the European Council dated 21 April 2004 on takeover bids.

4.1.2	Changes to the corporate governance structure

In 2006 there were substantial changes to the Company’s corporate governance structure as a result of the Combination. On January 31, 2006 the Extraordinary General Meeting of Shareholders approved the Combination, as well as an amendment of the Company’s articles of association, an increase of the number of Board members and the appointment of an Executive Chairman of the Board, for the duration of the Executive Period, which started on June 2, 2006 and ends on December 2, 2007. For more information please refer to section 2.1 and other sections in this chapter 4.

The Company will continue to submit for consideration by the General Meeting of Shareholders under a separate agenda item each substantial change in its corporate governance structure.

4.1.3	Compliance with the Dutch Corporate Governance Code

Gemalto complies with the Corporate Governance Code by applying most of its principles and best practice provisions that are addressed to the Board or by explaining why it deviates from such provisions. Gemalto applies such principles and best practice provisions, with the exception of the following deviations:
•	Best practice provision II.1.6: The Board of Gemalto has adopted in 2006 a whistleblower procedure for the receipt, retention and treatment of complaints received by the Company regarding suspected financial irregularities, which procedure is being implemented in the different countries. The Board has decided that suspected irregularities of a general or operational nature are not covered by the whistleblower code, but shall be reported internally to the relevant manager. The Board considers the Company’s whistleblower code to be in line with developments in the EU regarding data protection rules and more specifically with the rules in France.

•	Best practice provision II.1.7: The Board has decided that the acceptance of an appointment as director to any new company board and of any change in the existing status as director on any other board by the CEO requires the approval of the Chairman of the Board, and the acceptance by the Executive Chairman requires the approval of the chairman of the Company’s Nomination and Governance Committee, instead of the Board, due to the sensitivity of the acceptance of, or changes to certain board memberships.

•	Best practice provision II.2.2: Subject to the approval of a future General Meeting of Shareholders, the Board granted unconditional options to acquire shares by applying performance criteria to the Executive Chairman on June 2, 2006. The options to acquire shares will vest and may be exercised in full upon expiration of the Executive Chairman mandate on December 2, 2007. It is not the policy of the Company to grant such options to acquire shares to Executive Board members whereby the options to acquire shares can be exercised within the first three years after they have been granted, but the grant of options to acquire shares to the Executive Chairman is in line with and results from the completion of the Combination Agreement.

•	Best practice provisions II.2.5: The Extraordinary General Meeting of Shareholders of January 31, 2006 amended the remuneration policy for the CEO (“Remuneration Policy”), upon the completion of the Contribution in Kind which occurred on June 2, 2006, such that unless the employment with Axalto International SAS or the Company is terminated for willful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law), any option rights will vest automatically upon the decision of termination of the employment of the CEO and will remain exercisable for the full term of the option to acquire shares, notwithstanding any early termination provided in the GEIP and the relevant sub-plan, and all other eventual equity-based schemes will continue to vest even after the date of termination. It is not the policy of the Company to propose to modify conditions regarding the options to acquire shares granted to Executive Board members during the term of the options to acquire shares, but the amendment of the Remuneration Policy and the modification of the conditions of the options granted to the CEO is in line with and results from the execution of the Combination Agreement.

•	Best practice provision II.2.7: The severance payment for the CEO and the Executive Chairman, provided in their respective employment contracts, is not in line with the recommended maximum remuneration of one year’s salary based on the fixed remuneration component. The severance payment of the CEO and the Executive Chairman is included in the Remuneration Policy for the CEO (and the Executive Chairman) as adopted by the Extraordinary General Meeting of Shareholders on January 31, 2006. For more information on the severance payment please refer to section 6.10.

•	Best practice provision II.2.10: The remuneration report does not include all required information. Gemalto describes the comparison group, but does not disclose the names of the companies of the comparison group for confidentiality reasons. In addition Gemalto does not disclose the non-financial targets for the CEO (and the Executive Chairman) for competitive reasons. For more information on the remuneration report please refer to section 6.10.

•	Best practice provision III.1.7: The Board and the Board Committees perform each year a self assessment. The Board has decided that in light of the new composition of the Board and Board Committees as of June 2, 2006 the annual self-assessment of the functioning of the Board and Committees as well as their individual members would not be done in 2006, but would be postponed and scheduled for the second half of 2007.

•	Best practice provision III.8.1: The Company has an Executive Chairman of the Board appointed by the Extraordinary General Meeting of Shareholders of January 31, 2006 for the Executive Period (i.e. until December 2, 2007), which is in line and results from the execution of the Combination Agreement.

•	Best practice provision III.8.4: As from June 2, 2006, eight out of ten Board members are Non-Executive Board members. Three of those eight Non-Executive Board members are non-independent within the meaning of best practice provision III.2.2. This is in line with and results from the execution of the Combination Agreement.
4.2	BOARD OF DIRECTORS

4.2.1	General

The overview below shows the Board, Board Committees and senior management team that govern Gemalto and its businesses, which governance structure was put in place during 2006 following the Combination.

General Meeting of Shareholders

Board of Directors
•	Audit Committee

•	Compensation Committee

•	Nomination and Governance Committee

•	Strategy and Mergers and Acquisitions (“M&A”) Committee
Office of the Chairman
•	Executive Chairman

•	Chief Executive Officer
Senior Management Team
•	Area Presidents

•	Executive Vice Presidents Product Lines

•	Executive Vice Presidents Support
4.2.1.1	One-tier Board

The Company has a one-tier Board, comprising a CEO and, for the duration of the Executive Period, which started on June 2, 2006 and ends on December 2, 2007, an Executive Chairman and, in majority, Non-Executive Board members. The Board has ultimate responsibility for the management, general affairs, direction and performance of the business as a whole. The responsibility of the Board members is collective, taking into account their respective roles as Executive Board members and Non-Executive Board members.

The Executive Board members have additional responsibilities for the operation of our business, as laid down in the articles of association dated June 2, 2006 (“Articles of Association”), which are posted on the Company’s website. The CEO and the Executive Chairman have shared responsibilities as defined in our Articles of Association. The CEO conducts the day-to-day management. The Executive Chairman is not entrusted with the day-to-day management. The CEO does not require the approval or consent of the Board or the Executive Chairman for any decisions in respect of day-to-day management. The CEO and the Executive Chairman together prepare all matters which require a resolution of the Board and will be entrusted with such additional powers and duties as the Board may from time to time determine, subject always to the overall responsibility of the Board. The duties and powers of the Board shall in any event include those matters specified in the Articles of Association. The Board may delegate powers regarding matters that fall outside the area of the day-to-day management to the CEO and consequently these matters do not require a resolution of the Board.

Since 2005 the Board follows written rules as a basis for its own functioning. The Board charter was updated in 2006 and is posted on the Company’s website. The Board charter sets forth its own governance rules (including meetings, items to be discussed, resolutions, appointment and re-election, Board Committees, conflicts of interests, trading in securities and profile of the Board members).

4.2.1.2	Powers of the Board relating to the issue or repurchase of shares of the Company

Pursuant to a resolution of the General Meeting of Shareholders of March 18, 2004, the Board was irrevocably authorized for a period of five years as from March 18, 2004 up to March 18, 2009, to issue shares and grant options to acquire shares in the meaning of article 4 of the Articles of Association (including the issuance of shares and the grant of options to acquire shares to employees of the Company or a Group company) and to determine the terms and conditions of such issue or grant, as well as to limit or exclude pre-emptive rights upon the issue of shares or the grant of options to acquire shares. The authority relates to all shares that can be issued as allowed by the authorized share capital as expressed in the Articles of Association as they may read from time to time.

For more information on the issue of shares and the grant of options to acquire shares during the year 2006 please refer to sections 4.2.7.4 and 4.2.13.

Pursuant to a resolution of the Annual General Meeting of Shareholders of May 19, 2006, the Board has been irrevocably authorized as from May 19, 2006 to cause the Company to acquire, whether as an on or off financial market purchase, shares in the share capital of the Company up to the maximum of 10% of the issued share capital of the Company, for a period of eighteen months, on such dates and in such portions as the Board may deem appropriate, in accordance with applicable provisions of Dutch law and the Company’s Articles of Association, and in consideration of a purchase price per share which shall not be less than the par value of the shares to be repurchased and not be more than 110% of the average closing share price per share in the Company on Eurolist by Euronext Paris S.A. during the five business days preceding the date on which the shares concerned are acquired by the Company. The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to renew the authorization of the Board to repurchase shares in the Company.

For more information on the repurchase of shares by the Company during the year 2006 please refer to section 4.3.5.

4.2.1.3	Composition of the Board — Profile of the Non-Executive Board members

While the number of Board members was previously fixed at seven, such number was increased to eleven on June 2, 2006, upon completion of the Contribution in Kind, but until the General Meeting of Shareholders approves the appointment of an eleventh Non-Executive independent Board member, proposed by the Board, the Board would be constituted of ten Board members, according to a decision of Gemalto’s Extraordinary General Meeting of Shareholders held on January 31, 2006. However, the Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to set the maximum number of Board members at eleven, instead of a fixed number of eleven, to allow the Board to determine from time to time the size of the Board.

The Board currently consists of the following ten members:

Two Executive Board members:
•	Mr. A. Mandl, Executive Chairman;

•	Mr. O. Piou, CEO.
Eight Non-Executive Board members:
•	Mr. K. Atkinson;

•	Mr. D. Bonderman;

•	Mr. G. Fink;

•	Mr. J. Fritz;

•	Mr. J. Ormerod;

•	Mr. A. van der Poel;

•	Mr. M. Soublin;

•	Mr. J. de Wit.
The composition of the Board follows the profile of the Board members, which aims for an appropriate combination of knowledge and experience among its Board members taking into account the nature of Gemalto’s business and its activities. A profile setting out the desired expertise and background of the Non-Executive Board members has been prepared by the Board. The profile has been posted on Gemalto’s website. At least one of the Non-Executive Board members can be regarded as a financial expert within the meaning of best practice III.3.2. of the Corporate Governance Code.

For more information on the composition of the Board, please refer to section 6.2, and for more information on the individual Board members, please refer to section 5.1.

4.2.1.4	Meetings of the Board and meetings of the Non-Executive Board members

The Board meets at least four times per year, including a meeting on the strategy and risks of the business, the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes in such matters. The tasks and functions of the Board, as described in the Articles of Association and the Board charter, include the duties recommended in the Corporate Governance Code. The Board being responsible for the quality of its own performance discusses at least once a year the evaluation of the performance of the Board and the Board Committees and of the individual Non-Executive and Executive Board members and the conclusions to be drawn from this evaluation, and the discussion regarding the desired profile, composition and competence of the Non-Executive Board members. The Non-Executive Board members meet regularly, at least once a year, in the absence of the Executive Board members and members of management.

4.2.1.5	Appointment of Board members

The Board members are appointed by the General Meeting of Shareholders upon a binding nomination drawn up by the Board. This binding nomination can be overruled by an absolute majority of votes cast at a General Meeting of Shareholders representing at least one-third of the Company’s issued capital. If, in the absence of such a quorum, the absolute majority of votes cast is cast in favor of a resolution to overrule the binding nomination, a second General Meeting of Shareholders shall be convened where resolutions will be passed based on an absolute majority of votes cast, with no quorum needed.

Board members are appointed for a maximum term of four years, which term expires at the end of the first Annual General Meeting of Shareholders to be held in the fourth year after the year of their appointment. Non-Executive Board members may be appointed to the Board for a maximum of three four-year terms.

The General Meeting of Shareholders may suspend or dismiss Board members on the basis of an absolute majority of votes cast representing at least one-fourth of the Company’s issued share capital. This quorum is not required if the suspension or dismissal has been proposed by the Board. If, in the absence of a quorum, the majority of votes cast is cast in favor of a resolution to suspend or dismiss a Board member, the Board may decide to convene a second General Meeting of Shareholders. In that second General Meeting of Shareholders, resolutions will be passed based on an absolute majority of votes cast, with no quorum needed.

The General Meeting of Shareholders appoints one of the Board members as the Company’s CEO on the proposal of the Board. The Board appoints one of its independent Non-Executive members as Chairman of the Board. The Board may at any time revoke such appointment. The same person may not be CEO and Chairman of the Board. For the duration of the Executive Period the Company has an Executive Chairman appointed by the General Meeting of Shareholders on the proposal of the Board.

On June 2, 2006 the Board drew up a retirement schedule in order to avoid, as far as possible, a situation in which many Board members retire at the same time. The retirement schedule is posted on the Company’s website.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to reappoint Mr. M. Soublin and Mr. J. de Wit as from May 22, 2007 and Mr. A. Mandl as from December 2, 2007 as Non-Executive Board members for a period ending at the end of the Annual General Meeting of Shareholders to be held in 2011. For more information please refer to section 6.2

4.2.1.6	Board Committees

While retaining overall responsibility, the Board assigns certain of its tasks to four standing Board committees: the Audit Committee, the Compensation Committee, the Nomination and Governance Committee and the Strategy and M&A Committee. All Board Committees were created in 2004 following the IPO, except for the Strategy and M&A Committee, which was created following the Combination on June 2, 2006. The separate reports of the Board Committees for the year 2006 can be found in sections 6.6 to 6.9.

The main role of the Board Committees is to supervise and provide a focused analysis and preparation of the subjects within their respective areas of expertise and to report and make recommendations to the Board, subject always to the overall responsibility of the Board. The role of each Board Committee is more specifically described in their respective reports (sections 6.6 to 6.9). No Board Committee has any executive power. Each Board Committee reports its findings, conclusions and recommendations to the Board in the Board meeting following the Committee meeting. The Board Committees are all authorized to retain the services of legal, accounting or other advisors at the Company’s expense.

Audit Committee

The Audit Committee comprises at least three Non-Executive Board members, who are appointed by the Board. The majority of its members must consist of persons who the Board has determined do not have any material relationships, directly or indirectly with Gemalto and who meet the independence criteria set out in the Corporate Governance Code. At least one member of the Audit Committee must be a financial expert with knowledge or experience in financial management or accounting within a listed company or large corporation.

The Audit Committee meets at least three times per year. The Audit Committee may not be chaired by the Chairman of the Board or by a former Executive member of the Board. The Chief Financial Officer (“CFO”), the Internal Audit Director and a representative of the external auditors are normally invited to attend Audit Committee meetings. The Audit Committee meets with the internal auditors and the external auditors, either together or separately, at least once per year in the absence of the Executive Board members or members of the management.

The tasks and functions of the Audit Committee, as described in its charter, which is published on the Company’s website, include the duties recommended in the Corporate Governance Code.

Compensation Committee

The Compensation Committee comprises at least three Non-Executive Board members, who are appointed by the Board. The majority of its members must consist of persons who the Board has determined do not have any material relationships, directly or indirectly with Gemalto and who meet the independence criteria set out in the Corporate Governance Code. The Compensation Committee meets at least three times per year. The Compensation Committee may not be chaired by the Chairman of the Board or a former Executive Board member.

The tasks and functions of the Compensation Committee, as described in its charter, which is published on the Company’s website, include the duties recommended in the Corporate Governance Code.

Nomination and Governance Committee

The Nomination and Governance Committee comprises at least three Non-Executive Board members, who are appointed by the Board. The majority of its members must consist of persons who the Board has determined do not have any material relationships, directly or indirectly with Gemalto and who meet the independence criteria set out in the Corporate Governance Code. The Nomination and Governance Committee meets at least three times per year.

The tasks and functions of Nomination and Governance Committee, as described in its charter, which is published on the Company’s website, include the duties recommended in the Corporate Governance Code.

Strategy and M&A Committee

The Strategy and M&A Committee comprises at least three Non-Executive Board members, who are appointed by the Board. The Strategy and M&A Committee meets at least twice per year.

The tasks and functions of the Strategy and M&A Committee are described in its charter.

4.2.2	Operational and financial objectives and strategy

As is standard practice within the Company, the Board discusses and approves the operational and financial objectives of the Company; the strategy designed to achieve the objectives, and the parameters to be applied in relation to the strategy.

Strategy

The year 2006 was characterized by the Combination (for more information on the Combination please refer to section 2.1). Following the Combination the Board executed a thorough review of the strategy and business risks of Gemalto. The Board allocated considerable time to discuss the outcome of the strategic review and to analyze various strategic scenarios and options as presented by the Strategy and M&A Committee. The review and discussions resulted in the approval by the Board of the Company’s strategic plan 2007-2009 in the October 2006 Board meeting. The Board and the Strategy and M&A Committee review on a regular basis (around four times a year) the progress of the execution of the Company’s strategic plan.

Operational and financial objectives — Budget

The operational and financial objectives of Gemalto are laid down in the budget. The Board sets the framework and key objectives of the budget. Budgets of Gemalto’s operating companies are constructed bottom-up, challenged by the Board and adjusted top-down where necessary to meet Gemalto’s objectives. The budget for 2006 was approved by the Board at the January 2006 Board meeting. The budget for 2007 was approved by the Board at the November 2006 Board meeting.

4.2.3	Internal risk management and control systems

Gemalto maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. Among those procedures Gemalto has a Code of Ethics, which has been published on the Gemalto website, as well as other key procedures.

The Board of Gemalto has adopted in 2006 a whistleblower procedure for the receipt, retention and treatment of complaints received by the Company regarding suspected financial irregularities, which procedure is being implemented in the different countries.

Internal control within the Gemalto group

Internal control environment

Gemalto’s management regards internal control as a responsibility that is shared by all managers and that is met by implementing within the Company a set of processes and procedures intended to provide reasonable assurance that the Board’s objectives will be attained. These objectives concern:
•	the conduct of business in compliance with internal policies and rules, and operational effectiveness;

•	the reliability of financial information, both published and used internally to assess performance and allocate resources;

•	compliance with laws and regulations in force in the countries in which the Company operates.
The Company has defined corporate governance rules with which it intends to comply.

It has also defined internal control principles and procedures applicable to its main transaction cycles and to its central functions. These principles and rules are codified in financial procedures, and include:
•	ethical rules that apply to the conduct of business;

•	authorizations to bind the Company (contracts, purchases, various commitments);

•	controls and authorizations required in procedures relating to sales, purchases, cash inflows and outflows, payroll and so forth;

•	the accounting policies defined by the Company;

•	the rules applicable to the production of financial reports;

•	cash management and exchange rate risk management;

•	the arrangement of external and internal financing for subsidiaries;

•	the creation and liquidation of legal entities within the Gemalto group;

•	acquisitions of assets or shares in companies;

•	capital expenditure.
Internal control is based on granting extended responsibilities and powers to the managers of subsidiaries, to management entities and to their functional teams (operational audit, legal, human resources), which are in charge of applying the policies, standards, guidelines and procedures defined by the Gemalto group’s management, which are regularly reviewed by the Board through its Committees.

The Company’s internal control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied to.

Internal Audit

Gemalto’s Internal Audit department was composed of three persons in 2006.

Internal Audit’s main duty is to audit Gemalto group entities with the aim of:
•	assessing and evaluating the effective implementation of policies and rules drawn up by Gemalto group’s management regarding the conduct of business and the protection of Gemalto’s assets;

•	ensuring compliance with laws and regulations in force in the countries in which the Gemalto group entities operate;

•	ensuring the reliability and integrity of financial information produced;

•	ensuring that the Gemalto group’s values are understood and complied with at all the various organizational levels.
This work is coordinated with the work done by the external auditors.

Internal Audit’s other duty consists of recruiting young professionals who show a high potential of professional development and have the ability to become senior executives within the Gemalto group.

The Internal Audit department has direct and unlimited access to the Audit Committee, and to Gemalto group’s operations, documents and employees.

The head of Internal Audit’s hierarchical superiors in 2006 were Gemalto’s Chief Financial Officer and the Chairman of the Audit Committee.

Internal Audit conducted several systematic and ad hoc audits. The audit findings were discussed with the management of the related reporting units. The main audit findings were reported regularly to the Audit Committee.

Self-assessment of internal control

The implementation of internal controls within Gemalto is based on annual self-assessment carried out by each subsidiary and management entity. The aim of self-assessment is to identify any weaknesses in the implementation of the Gemalto group’s policies and procedures, and to rectify them as quickly as possible.

The main self-assessment tool is the internal control questionnaire, which was drawn up and is regularly updated by Gemalto’s Internal Audit department. This Internal Control Questionnaire covers the key aspects of the control environment and the management of entities’ operational and financial risks.

The results of this self-assessment are systematically reviewed by Gemalto’s Internal Audit and management, which also ensure that any required corrective action is carried out.

Gemalto’s main entities applied internal control self-assessment procedures under the supervision of Internal Audit in the first and second quartera of 2006. Results of the internal control questionnaire were reported to the Audit Committee and Internal Audit evaluated the self-assessment during the compliance reviews performed during 2006.

Control of financial information

The production and control of financial information are organized so as to be consistent with Gemalto’s operational organization. To ensure the quality and exhaustiveness of the financial data produced and reported, the Gemalto Group has set up a process for the production and review of the operating results by management, identified the main risks with significant impact on the financial statements elements, and implemented preventive and corrective controls so as to mitigate those risks.

Budget and permanent forecast updating process

The budget process covers all operational entities and central departments, including the Treasury. The main phases of the process are as follows:
•	in October and November, each segment and functional department draws up a budget for the following year; these budgets are combined into an annual plan for the Gemalto group and presented to the Board in late November or early December;

•	whenever changes in activity justify it, current-quarter and current-year forecasts for the five segments are reviewed, and consolidated into an updated forecast for the Group .
Monthly operating and financial results review and reporting processes

The monthly operating results review process, applied to all areas and segments since 2004 by Gemalto, is a major step in Gemalto’s process for the monitoring and evaluation of the operating performance and the generation of the related financial information that is used internally, communicated to the Board on a monthly basis and released to the public.

Monthly and quarterly operating results are reviewed in detail during meetings or conference calls held in the first few days of the following month between Gemalto’s Corporate Controller and the President and Controller of each business segment and geographic area, on a date fixed in advance in the monthly or quarterly reporting calendar and determined on the basis of the availability of operating financial information generated by the reporting and consolidation system, and of other relevant business information. These meetings or conference calls are also attended by the Chief Accounting Officer and the Director of Internal Audit, and in certain instances by the Chief Financial Officer (CFO).

Once validated by each area and segment Controller, operating results are consolidated by the corporate accounting department, reviewed by the Corporate Controller, the Chief Accounting Officer and the Director of Taxes, then presented and discussed with the CFO. Then they are presented jointly by the Corporate Controller and the CFO to the Chief Executive Officer (CEO).

The Corporate Treasurer prepares a monthly report which includes a review of the financial result of the period, of the efficiency of the balance sheet and cash flow hedges and of the Group’s cash and debt positions.

On the basis of the operating results review and of the treasury report, the monthly operating dashboard and accompanying CEO and CFO letter are prepared by the Corporate Controller and CFO, and reviewed by the CEO before they are sent to the Board and circulated to the first line of management. The dashboard and accompanying letter cover the activity of the month for the five business segments and six geographic areas, the updated operating income statement forecast for the current quarter, as well as a review of the cash and debt positions and of the working capital.

Pre-close reviews

Effective for the closing of the third quarter 2006, quarterly pre-close reviews with each business segment and geographic area are organized by the Corporate Controller and the Chief Accounting Officer in the last days of the quarter. The main objectives of these reviews are:
•	To allow prompt identification and communication of any transaction or event which could potentially result in significant impacts on the results or the financial condition of the Group.

•	Ensure proper review of any non-routine or complex transactions and ensure IFRS compliant, properly approved accounting treatment.
Business reviews

The main aim of business reviews is to ensure that actions undertaken are appropriate to the Gemalto group’s ambitions. They form a key part of the activity co-ordination and monitoring system. These reviews are carried out every quarter by regional, segment and product line managers.

A review of the activity of the last months and of the expected evolution is presented by the CEO and the Chief Financial Officer at each meeting of the Board.

Common group accounting standards and policies

All Gemalto entities draw up the financial statements used to produce consolidated group financial statements using IFRS accounting standards since January 1, 2005. The content and form of these financial statements and the accounting policies used to produce them are subject to periodic review, as stated under “Internal Control Environment” above.

The standardized financial statements drawn up by all operational entities according to these procedures are processed using a single system for consolidating and analyzing data, specific to the Gemalto group.

Board of Directors statement on the assessment of risk management and internal control systems

Following the Combination, management reviewed the risk management culture and processes in the two companies. Management undertook to harmonize these around the best practices existing in Gemplus and Gemalto, as part of the overall integration program established for the newly created Group, taking into account the size of the Group created through the Combination and the strategic orientations approved by the Board.

The objectives set for the integrated risk management system is to identify the significant financial, operational, social, regulatory and environmental risks that the Company may face. The Company’s risk profile is reported in section 3.2.10 and internal controls in relation to financial reporting are described above in this section 4.2.3.

The Company operates in a dynamic environment and there may be circumstances in which risks occur that had not yet been identified or in which the impact of identified risks is greater than expected.

The Company’s internal controls are designed to manage these risks within limits acceptable to the Company, but may not prevent or detect all misstatements, inaccuracies, errors, fraud or noncompliance with law and regulations, neither can they provide certainty as to the achievement of the Company’s objectives.

The Board is responsible for the Company’s system of risk management and internal controls and for reviewing their effectiveness. The Audit Committee reviewed with management, internal audit and the external auditors the Company’s system of risk management and internal controls focusing on matters relating to financial reporting. The Board considered the results of the Audit Committee’s review.

For purpose of compliance with the Dutch corporate governance code, to the best of its knowledge, the Board believes that, as regards the risks relating to financial reporting:
•	our risk management and internal control systems provide a reasonable level of assurance that the Company’s financial reports do not contain material misstatements, and

•	there are no indications that our risk management and internal control systems in relation to financial reporting will not operate effectively in 2007.
This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes Oxley Act.

4.2.4	Board mandates with third parties

With respect to the number and type of board memberships, including supervisory board memberships, the Board members may hold, Board members shall comply with the recommendations of the Corporate Governance Code, as set out in best practice provisions II.1.7 and III.3.4.

4.2.5	Conflicts of interest

The Articles of Association state that a potential conflict of interest exists, in any event, if the Company intends to enter into a transaction with a legal entity (i) in which a Board member of the Company personally has a financial interest; (ii) which has a management board member who has a relationship under Dutch family law with a Board member of the Company, or (iii) in which a Board member of the Company has a management or supervisory position.

The Company has formalized rules to avoid conflicts of interests between the Company and Board members. The Articles of Association state that if the CEO has a conflict of interest with the Company, the Company will be represented by the person designated for that purpose by the Board, provided that such person cannot be the CEO, and if a Board member, other than the CEO, has a conflict of interest with the Company, the Company will be represented by the CEO.

The Executive Chairman and the CEO had a conflict of interest when the Board in the meeting of June 2, 2006 determined their remuneration and the other terms and conditions of their employment, with due observance of the provisions of the Remuneration Policy for the CEO as adopted by the General Meeting of Shareholders. Both the Executive Chairman and the CEO did not take part in the discussion or decision-making by the Board regarding their remuneration. The Company complied with best practice provisions II.3.2 till II.3.4 of the Corporate Governance Code in relation to conflicts of interest.

No other conflicts of interest were reported during 2006.

4.2.6	Remuneration of the Board — share ownership

4.2.6.1	Remuneration of the CEO and the Executive Chairman

Dutch law and the Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Board, determines the Remuneration Policy for the CEO. The remuneration policy for the CEO was adopted by the Annual General Meeting of Shareholders on May 11, 2005 and was further amended by the Extraordinary General Meeting of Shareholders on January 31, 2006. The Remuneration Policy is published on the Company’s website. The remuneration of the CEO shall, with due observance of the provisions of the Remuneration Policy, be determined by the Board. Remuneration of the CEO in the form of shares or rights to acquire shares, as well as major changes thereto, shall be proposed by the Board to the General Meeting of Shareholders for approval. The Extraordinary General Meeting of Shareholders of January 31, 2006 resolved that the Remuneration Policy for the CEO also applies in principle for determining the remuneration of the Executive Chairman.

For more information on the Remuneration Policy and the implementation thereof for 2006, please refer to section 6.10.

4.2.6.2	Remuneration of the Non-Executive Board members

Dutch law and the Articles of Association stipulate that the General Meeting of Shareholders, upon the proposal of the Board, determines the remuneration of the Non-Executive Board members. The remuneration of a Non-Executive Board member is not dependent on the results of the Company. For information on the remuneration of the Non-Executive Board members please refer to section 6.4.

4.2.6.3	Loans, guarantees to Board members

The Company does not grant personal loans, guarantees or the like to Board members, and no such loans and guarantees or waivers of loans or guarantees were granted to the Board members in 2006, nor are outstanding as of December 31, 2006.

4.2.6.4	Shares owned and options to acquire shares held by Board members

Certain Board members are shareholders of the Company. On December 31, 2006, they jointly held 125,500 shares. 120,000 shares were purchased on the market by Mr. O. Piou, CEO, since 2004. 2,800 shares were acquired by Mr. G. Fink resulting from the exchange of Gemplus shares following the Offer, 1,200 shares were acquired by Mr. J. Ormerod resulting from the exchange of Gemplus shares following the Offer and 1,500 shares were acquired by Mr. M. Soublin in 2004, all Non-Executive Board members.

On December 31, 2006 Mr. O. Piou owned 2,355.625 units in a FCPE (Fonds Commun de Placement d’Entreprise), which units were purchased by subscription to the Global Employee Share Purchase Plans 2004 and 2005.

On June 2, 2006 the Board granted 200,000 options to acquire shares to the CEO and 200,000 options to acquire shares to the Executive Chairman, which grants have been made subject to the approval of the General Meeting of Shareholders. As of December 31, 2006, 750,000 options to acquire shares were held by Mr. O. Piou, CEO. No options to acquire shares were exercised by the CEO or the Executive Chairman in 2006.

On the date of this report the following Board members held options to acquire Gemplus shares: Mr. A. Mandl held 13,562,400, Mr. D. Bonderman held 11,302 and Mr. J. Fritz held 11,302. Further to the undertakings by the Company in the Combination Agreement, such options may be exchanged for options to acquire Company shares under the terms provided in the Combination Agreement.

The Company does not grant shares or options to acquire shares by way of remuneration to Non-Executive Board members. Board members hold shares in the Company for the purpose of long-term investment and are required to comply with the rules of the Company’s insider trading policy.

4.2.7	Indemnification of Board members

To the extent permitted by Dutch law, the Board members shall be indemnified by the Company against expenses, such as the reasonable costs of defending claims, as formalized in the Articles of Association. Under certain circumstances described in the Articles of Association, such as a claim, issue or matter as to which a Board member has been held liable for gross negligence or willful misconduct in the performance of his duty to the Company, there will be no entitlement to this reimbursement. The Company has a liability insurance (Directors & Officers — D&O) for the Board members and corporate officers.

4.2.8	Chairman of the Board

The Chairman of the Board (a) convenes the meetings of the Board, either at his own initiative, at the request of the CEO or one-fifth of the Board members in office; (b) determines the Board agendas in consultation with the CEO; (c) presides over Board meetings and General Meetings of Shareholders; (d) coordinates the activities of the Board Committees. Furthermore, the Chairman shall ensure that: (i) the Board members follow their induction program; (ii) the Board members receive in good time all information which is necessary for the proper performance of their duties; (iii) there is sufficient time for consultation and decision-making by the Board; (iv) the Board Committees function properly; and (v) the performance of the Board members is assessed annually.

Following the Combination and for the duration of the Executive Period, which started on June 2, 2006 and ends on December 2, 2007, the Company has an Executive Chairman, who fulfills the tasks of the Chairman of the Board. In addition the Executive Chairman and the CEO have shared responsibilities as defined in our Articles of Association.

4.2.9	Office of the Chairman

For the duration of the Executive Period, which started on June 2, 2006 and ends on December 2, 2007, an “Office of the Chairman” has been formed by the Executive Chairman and the CEO to deal with the following matters:
•	Sharing of the following responsibilities: (1) monitoring the thirty top managers in the hierarchy; (2) strategy; (3) mergers & acquisitions; (4) budget; (5) integration; (6) representation and relations with investors, major clients (key customers) and government, administrative authorities and partners; (7) process to decide on the first line management reporting to the CEO, a procedure that has been defined based on the following principles: (i) Executive Chairman and CEO to choose jointly who is best for the position; (ii) interview process and joint decision for people unknown to Executive Chairman or CEO.

•	The CFO and the Executive Vice Presidents Human Resources, Strategy, Mergers & Acquisitions and Integration attend the meetings of the Office of the Chairman, which are held every four to six weeks, to discuss and decide on issues related to the matters enumerated in points 1 to 7 above.
The Executive Chairman and the CEO together make the decisions concerning points 1 to 7 above. The Executive Chairman is not vested with management powers for Gemalto and does not make operational decisions on current business. No person reports directly to him other than the CEO.

4.2.10	Company Secretary

The Board is assisted by the Company Secretary, Mr. J-P. Charlet, also General Counsel and Compliance Officer of the Group. Mr. J-P. Charlet was appointed as Company Secretary by the Board in July 2005. The Company Secretary administers, attends and drafts minutes of meetings of the Board, the Board Committees and the General Meetings of Shareholders.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Articles of Association so that Board Committees can appoint secretaries other than the Company Secretary.

4.2.11	Senior Management Team

The senior management team comprises the six Area Presidents (North America, Latin America, Europa, North Asia, South Asia and CIS, Middle East & Africa), the three Executive Vice Presidents of the product lines (Mobile Communication, Secure Transactions and Identity & Security) and ten support Executive Vice Presidents (Finance, Legal, Manufacturing, Sales; Very Large Accounts, Marketing, M&A, Strategy and Ventures, Integration and Human Resources).

4.2.12	Employee profit-sharing and incentive plans

In certain countries, the policy for remunerating employees is dependent on hitting targets. Many Gemalto employees receive remuneration under plans for sharing in the Company’s results. These plans, in accordance with local legislation, offer either a share of the Company’s profits or the matching of voluntary contributions paid into a Company savings plan. Gemalto has also set up a Group Savings Plan, enabling employees of its Axalto French subsidiaries to invest in various mutual funds. In the United States, employees can pay voluntary contributions into a savings plan, which are matched by the Company. Depending on the Company’s results, an additional payment can be earned.

Employees share purchase plans

The Company can offer Group employees the opportunity to buy shares in the Company. In 2004 the Company established a Global Employee Share Purchase Plan (“GESPP”) for Group employees, which GESPP was amended in 2005. The GESPP ends on April 21, 2014. The total number of Company shares that may be issued or transferred under the GESPP is 1.6 million shares. Each year the Board decides whether the Company’s performance allows execution of the GESPP. In 2006 the Board did not offer any shares under the GESPP.

In order to benefit from preferential tax treatment, employees of Axalto French subsidiaries were able in 2004 and 2005 to participate in the GESPP through a FCPE (Fonds Commun de Placement d’Entreprise) (“FCPE”), in which case the FCPE had subscribed to Gemalto shares and employees had received in exchange part of the FCPE. Participation in the FCPE does not give rise to direct ownership of shares or the right to acquire shares in the Company. The FCPE has an independent board of directors and owns as of December 31, 2006, 184,916 shares of Gemalto. The FCPE exercises the voting rights on these shares, without instructions from the employees who participate in the FCPE.

Currently the GESPP 2004 and 2005 and/or the Sub-Plans require approval of the shareholders with regard to an amendment of the plans and/or an increase of the number of shares available under the plans. The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to increase the number of shares available under the GESPP by 1.6 million Gemalto shares, as a result of which a total number of 3.2 million Gemalto shares will be available for issue or transfer under the GESPP and to delete any clauses in the GESPP relating to any currently required approval of the General Meeting of Shareholders with regard to an amendment of the GESPP or an increase of the number of shares available under the GESPP.

Employee option plans

In 2004 the Company established a Global Equity Incentive Plan (“GEIP”) for Group employees. The GEIP, which will end on March 18, 2014, allows different types of arrangements depending on the country concerned and the type of options offered, including:
•	Options to acquire shares.

•	Restricted share units, intended for certain employees, which give employees the right to acquire shares at the end of a given period of time and under certain conditions. Restricted share units do not give holders any of the rights conferred by common stock.

•	Share appreciation rights, intended for certain employees, which enable employees to receive, in either cash or shares, the difference between the share price on the share appreciation right exercise date and the strike price of the share appreciation right determined on the grant date.

The total number of options that may be granted under the GEIP will potentially enable employees to acquire up to 7 million Company shares during the life of the GEIP. The number of options to acquire shares granted by the Board to eligible employees on June 2, 2006 will potentially enable employees to acquire 1.6 million Company shares.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to increase the number of shares available under the GEIP by 7 million shares, as a result of which a total number of 14 million shares will be available for grant and issue under the GEIP and to delete any clauses in the GEIP 2004 and the Sub-Plans relating to any currently required approval of the General Meeting of Shareholders with regard to any future amendment of the plans or any further increase of the number of shares available under the plans.

In 2006 the Company established a new Global Equity Incentive Plan (“GEIP 2006”), further to the undertakings by the Company in the Combination Agreement, to provide all Gemplus and Gemplus S.A. option holders (jointly the “Gemplus option holders”) that have not exercised or exchanged their options to acquire Gemplus shares by the end of the Offer, with the possibility to exchange their options to acquire Gemplus shares for options to acquire Company shares (“Options Exchange Offer”), provided that acceptance of such Options Exchange Offer does not trigger any adverse tax or labor consequences for the Company or Gemplus. The total number of options that may be granted under the GEIP 2006 will potentially enable employees to acquire up to 7 million Company shares during the life of the GEIP 2006. On March 31, 2007, 68,819,732 options to acquire Gemplus shares are outstanding, which, if all options to acquire Gemplus shares will be exchanged, will result in the grant of 5,505,579 options to acquire Gemalto shares. The options to acquire shares that will be granted under the GEIP 2006 shall be granted for an option price per share which shall be based on the option price for the Gemplus options to acquire shares, taking into account the exchange ratio of 2 options to acquire Company shares for 25 options to acquire Gemplus shares. The GEIP 2006 will end on October 25, 2016.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to approve the GEIP 2006.

4.3	SHAREHOLDERS AND GENERAL MEETINGS OF SHAREHOLDERS

4.3.1	General Meetings of Shareholders held in 2006

During the year 2006, two General Meetings of Shareholders were held: an Extraordinary General Meeting of Shareholders on January 31, 2006 and the Annual General Meeting of Shareholders on May 19, 2006.

At the Extraordinary General Meeting of Shareholders, a proposal to approve the Combination was adopted with over 99.9% of votes cast in favor of the resolution (15,342,651 votes approved the resolution, no vote cast against the resolution, and 51 votes abstained). The English minutes of the meeting, which were included in a notarial report, were placed on the website within the requisite time of three months. No comments on the notarial report were received.

At the Annual General Meeting of Shareholders, the 2005 annual report was presented and the 2005 financial statements were adopted by the General Meeting of Shareholders. The English minutes of the meeting were placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted.

The right for shareholders to place items on the agenda for the General Meeting of Shareholders was not exercised in 2006. This right may be exercised by the persons entitled to hold the General Meeting of Shareholders and by one or more shareholders representing 1% or more of the issued share capital or representing a value of at least €50 million (or any other amount as determined by governmental decree), in accordance with the Articles of Association.

Discharge of the CEO and the Non-Executive Board members for the fulfillment of their respective duties during the financial year 2005 was dealt with as a separate item on the agenda and was approved by the General Meeting of Shareholders.

4.3.2	Record date

In accordance with the Articles of Association, the Board may determine that the persons who are entitled to attend General Meetings of Shareholders are shareholders on the record date, regardless whether they are entitled to attend at the time of the General Meeting of Shareholders. The record date cannot be set earlier than at a certain time on the seventh day and not later than at a certain time on the third day, prior to the day of the General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for each of the General Meetings of Shareholders held in 2006.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Articles of Association so that, in accordance with Dutch law, the record date may not be set for a date prior to the thirtieth day instead of the seventh day prior to the day of the General Meeting of Shareholders.

4.3.3	Resolutions of General Meetings of Shareholders

Unless otherwise stated in Dutch law or the Articles of Association, resolutions shall be adopted by an absolute majority of votes cast in a General Meeting of Shareholders where at least one-fourth of the issued share capital is represented. When the required share capital is not represented at a General Meeting of Shareholders, the Board may convene a further General Meeting of Shareholders to be held within four weeks after the first General Meeting of Shareholders at which irrespective of the share capital represented the resolution may be adopted by an absolute majority of the votes cast.

Blank and invalid votes shall not be counted. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation. Unless otherwise stated in the Articles of Association, in case of an equality of the votes cast the relevant proposal shall be deemed to have been rejected.

4.3.4	Share capital and shares of the Company

The Company’s authorized share capital amounts to €150,000,000 and is divided into 150,000,000 ordinary shares, with a nominal value of €1 per share. On January 1, 2006 the Company’s issued and paid-up share capital amounted to €40,578,435, consisting of 40,578,435 ordinary shares. On December 31, 2006 the Company’s issued and paid-up share capital amounted to €90,082,535, consisting of 90,082,535 ordinary shares of which 227,581 shares were held in treasury. On March 31, 2007 the Company’s issued and paid-up share capital amounted to €91,015,844, consisting of 91,015,844 ordinary shares of which 2,502,809 shares were held in treasury.

During 2006 the following movements in the issued share capital of the Company took place:
•	June 2, 2006: 21,985,104 shares were issued to TPG and the Quandt Family entities following the Contribution in Kind;

•	August 29, 2006: 25,958,559 shares were issued following the result of the Offer;

•	November 21, 2006: 1,086,546 shares were issued following the result of the reopened Offer;

•	December 14, 2006: 473,891 shares were issued following the 1st centralization period of the statutory sell-out.

•	January 8, 2007: 212,887 shares were issued following the 2nd centralization period of the statutory sell-out.

•	February 6, 2007: 720,422 shares were issued following the mandatory squeeze-out.
The Company has only issued ordinary shares, all of the same category. All shares carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association provide that shares shall be issued in registered form only. Shares are either registered directly on the Company’s shareholders register or in an account via Euroclear France through an account holder or a financial intermediary. These shares are entered in the Company’s shareholders register in the name of Euroclear France. No certificates representing shares have been issued. The Company’s shareholders register is kept by Netherlands Management Company B.V. (Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, the Netherlands).

4.3.5	Share buy-back program

The Company may only purchase shares in its own share capital as long as its shareholders equity less the purchase price for the shares does not fall below the sum of the paid-up and called up share capital and any reserves, which must be maintained pursuant to Dutch law. The Company may not acquire or hold, directly or via its subsidiaries, more shares with an aggregate nominal value exceeding 10% of the issued share capital.

No voting rights are attached to shares held by the Company or by one of its subsidiaries and they do not count when determining to what extent the shareholders cast votes, to what extent they are present or represented or to what extent the share capital is provided or represented.

During 2006 the Board initiated two share buy-back programs. The objectives of the first share buy-back program were:

•	to provide liquidity in the secondary market of the Gemalto share, such objective being carried out by an investment services provider pursuant to a liquidity agreement complying with the charter of ethics of the Association française des entreprises d’investissement approved by the French Autorité des marchés financiers;

•	to have available shares for employees exercising options or similar share rights under the terms and arrangements prescribed by law, including within the context of participation by the employees in the results of the Company’s expansion, in connection with share purchase option schemes or through a Company savings plan.
The Board decided that under this first share buy-back program the maximum number of shares that the Company may own pursuant to the market making objective amounts to 200,000 shares and in addition a maximum number of 200,000 shares may be bought back to cover employee option plans. In addition to the requirements by law with respect to the acquisition price per share, the Board decided that the maximum acquisition price per share was €45.
For the second share buy-back program two new objectives in addition to the two objectives of the first share buy-back program were added:
•	to acquire Gemalto shares for the purpose of reduction of the issued share capital of Gemalto, under the terms and arrangements prescribed by law; and

•	to acquire Gemalto shares for the purpose of possible external acquisitions under the terms and arrangements prescribed by law, to the extent permitted by Dutch law and other applicable laws.
The Board decided that under this second share buy-back program, the maximum percentage that the Company may acquire or hold amounts to 10% of the issued share capital on the date on which such share capital is considered.

In addition to the requirements by law with respect to the acquisition price per share, the Board decided that the maximum acquisition price per share was to be less than €45 and, in agreement with the Luxembourg CSSF, during the statutory sell-out procedure which ran from November 9, 2006 throughout the period ending on February 8, 2007, or such earlier date that Gemalto would determine to implement a mandatory squeeze-out, less than €16.25 (corresponding to the Gemalto share price which was used to determine the cash consideration available to the Gemplus shareholders in the statutory sell-out procedure, i.e., €1.30, by applying the exchange ratio available to Gemplus shareholders in the context of the Offer initiated by Gemalto on the shares of Gemplus, i.e., 265 Gemplus shares for 2 Gemalto shares).

The duration of the second share buy-back program was in line with the authorization of the Annual General Meeting of Shareholders of May 19, 2006 until November 19, 2007.

On December 31, 2006, the Company held 227,581 shares in treasury with a market value owned as of December 31, 2006 of €18.87. On March 31, 2007, the Company held 2,502,809 shares in treasury with a market value owned as of March 31, 2007 of €17.27.

4.3.6	Distribution of profits

Statutory regulations

The Company may only make distributions to shareholders and other persons entitled to distributable profits to the extent that its equity exceeds the total amount of its issued capital and the reserves which must be maintained by law. The Board shall, with due observance of the policy of the Company on additions to reserves and on distributions of profits, determine what portion of the profit shall be retained by way of reserve, having regard to the legal provisions relating to obligatory reserves. The remaining portion of the profits, if any, shall be at the disposal of the General Meeting of Shareholders.

Dividend policy

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the Annual General Meeting of Shareholders of May 11, 2005. The Company’s current policy on additions to reserves and distributions of dividends is that the amount of dividends to be paid by the Company to its shareholders shall be determined by taking into consideration the Company’s capital requirements, return on capital, current and future rates of return and market practices, notably in its business sector, as regards the distribution of dividends

With due observance of this dividend policy, the Company did not pay a dividend in 2006 in respect of the 2005 financial year and does not propose to pay a dividend in 2007 in respect of the 2006 financial year.

4.3.7	Shareholders’ disclosures

Pursuant to the Dutch Financial Markets Supervision Act (previously the Dutch Disclosure of Major Holdings in Listed Companies Act 1996: Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996), as at December 31, 2006, the following disclosure of holdings in the share capital of the Company was made:

TPG Advisors III Inc (notified on January 31, 2007 as of November 1, 2006): 12.24% (previously 17.32%)

4.4	SPECIFIC PROVISIONS OF THE ARTICLES OF ASSOCIATION

4.4.1	Amendment of the Articles of Association

In accordance with the Company’s Articles of Association, the General Meeting of Shareholders, upon the proposal of the Board, has the authority to amend the Articles of Association by resolutions adopted by a majority of at least two-thirds of the votes cast at such General Meeting of Shareholders at which at least one-third of the issued share capital is represented.

Any proposal to amend the Articles of Association must be made available for inspection by the shareholders and other persons entitled to attend the General Meetings of Shareholders at the Company’s offices as from the day of the notice convening such meeting until the end of the General Meeting of Shareholders

4.4.2	Anti-takeover measures

Under Dutch law there is currently no statutory obligation for a shareholder whose interest in the Company’s share capital or voting rights passes a certain threshold to launch a public offer for all or part of the shares in the Company. There is no obligation for a person required to declare his/her interest in the Company’s share capital or voting rights to declare his/her intentions for the coming months. However, when the EU Takeover Directive (2004/25/EC) is implemented in the Netherlands, a shareholder who has acquired an interest in the Company’s share capital or voting rights that exceeds a certain threshold will be obliged to launch a public offer for all outstanding shares in the Company’s share capital unless an exception applies. The legislative proposal that was submitted on December 23, 2005 for the implementation of the EU Takeover Directive in the Netherlands proposes to set such threshold at 30% and is expected to come into force in 2007.

Forced offer

The Articles of Association of the Company provide that any person who is required to give notice under the Disclosure of Holdings Act (currently the Financial Markets Supervision Act) of a direct or indirect acquisition of an interest in the Company’s capital or voting rights, from which it follows that the percentage of capital interest of voting rights held by such person has passed a threshold of 25% (a “Substantial Interest Holder”) will not be entitled to exercise his/her voting rights unless the Substantial Interest Holder has launched (or caused to be launched) an unconditional public offer to purchase, at a fair price, all issued and outstanding shares in the Company’s share capital, as well as all issued and outstanding financial instruments giving rights to shares in the Company’s capital or voting rights.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Articles of Association in order to include a transitional clause in the Articles of Association stating that the forced offer clause included in the Articles of Association will no longer apply if and to the extent that Dutch legislation implementing the 13th Directive has entered into force.

4.4.3	Appointment of the external auditor

At the Annual General Meeting of Shareholders held on May 19, 2006, PricewaterhouseCoopers Accountants N.V. was appointed as the Company’s external auditor for the financial year 2006. The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to reappoint PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial year 2007.

CHAPTER 5 THE BOARD AND THE MANAGEMENT
5.1	BOARD OF DIRECTORS OF GEMALTO N.V.

As of December 31, 2006 the Board of Gemalto N.V. comprises of the following Board members. The board memberships listed for each member of the Board reflect the situation as of the date of this annual report.

Alex Mandl 1943, American
Executive Chairman of the Board since June 2, 2006
Vice-Chairman of the board of directors of Gemplus International S.A. since
June 2, 2006
Non-independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2008

Prior to June 2, 2006, Alex Mandl served as President and CEO of Gemplus as from September 2002. From April 2001 through August 2002, he was a principal in ASM Investments focusing on technology investments. Previously, he served as Chairman and CEO of Teligent, a company he started in 1996, offering the business markets an alternative to the local Bell Companies for telecommunication/Internet services. From 1991 to 1996, Alex Mandl was with AT&T where he served as President and Chief Operating Officer with responsibility for long distance, wireless, local communications and Internet services. Prior to his President/COO position he was AT&T’s Chief Financial Officer. Between 1987 and 1991, he was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services. In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. He began his career in 1969, when he joined Boise Cascade Corp., as a merger and acquisition analyst, and he held various financial positions during the next eleven years. He currently serves on the boards of Dell Computer Corporation and Willamette University. Alex Mandl holds an M.B.A from the University of California at Berkeley and a B.A. in economics from Willamette University in Salem, Oregon.

Olivier Piou 1958, French
Board member and Chief Executive Officer since February 17, 2004
Olivier Piou conducted Gemalto’s initial public offering in May 2004.
Director of Gemplus International S.A. since June 2, 2006
Non-independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2008

After graduating from the Ecole Centrale de Lyon, he began his career in 1981 and holding different management positions in the technology, marketing and operations divisions of Schlumberger in France and in the United States. From 1994 to 1997, he was Vice-President of Marketing and Technology of the Electronic Transactions business and from 1998 to 2000 he was President of the Smart Cards business. From 2001 to 2004, he was President of Schlumberger Volume Products and Global Markets Segments businesses. Olivier Piou was also the Chairman of Eurosmart, the international non-profit association based in Brussels, which represents the chip card industry globally from April 2003 until April 2006. He is a member of the board of INRIA (‘Institute National de Recherche en Informatique et en Automatique’), the French national institute for research in computer science and control.

Kent Atkinson 1945, British
Non-Executive Board member since May 11, 2005
Independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2009
Member of the Audit Committee and the Strategy and M&A Committee

Kent Atkinson joined the Bank of London and South America (later acquired by Lloyds Bank) in 1964 and held a number of senior managerial positions in Latin America and the Middle East before returning to the UK in 1989. He was the Regional Executive Director for Lloyds TSB’s South East Region until he joined the main board as Group Finance Director in 1994, a position he held for eight years until his retirement as an executive in 2002. Kent Atkinson remained on the Lloyds TSB board for a further year as a non-executive director. He is the senior independent director and Chairman of the audit committee of Coca-Cola HBC, and the senior independent director, Chairman of the audit committee and a member of the remuneration and nominations committees of telent plc. He is a non-executive director and Chairman of the audit committees of Standard Life plc and Standard Life Assurance Limited, a member of Standard Life’s investment committee and Chairman of Link Plus Corporation, Maryland, USA. Until April 2005 he was the senior independent director and Chairman of the audit committee of Cookson Group plc.

David Bonderman 1942, American
Non-Executive Board member since June 2, 2006
Vice-Chairman of the board of directors of Gemplus International S.A. until
June 2, 2006
Non-independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2009
Member of the Nomination and Governance Committee

David Bonderman is a Founder of TPG Capital, LLP and serves as a partner in the firm. Prior to forming TPG in 1993, David Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Forth Worth, Texas. Prior to joining RMBG in 1983, he was a partner in the law firm of Arnold & Porter in Washington, D.C., where he specialized in corporate, securities, bankruptcy and antitrust litigation. From 1969 to 1970, David Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969 he was Special Assistant to the U.S. Attorney General in the Civil Rights Division. From 1967 to 1968, David Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. David Bonderman serves on the Boards of the following public companies: Burger King Holdings, Inc., CoStar Group, Inc. and Ryanair Holdings, plc. He also serves on the Boards of The Wilderness Society, the Grand Canyon Trust, the World Wildlife Fund and the American Himalayan Foundation. David Bonderman graduated Magna Cum Laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 graduate of the University of Washington in Seattle.

Geoffrey Fink 1969, French
Non-Executive Board member since June 2, 2006
Director of Gemplus International S.A. until June 2, 2006
Non-independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2008
Member of the Compensation Committee and the Strategy and M&A Committee

Geoffrey Fink is a London-based partner of TPG Capital, LLP. He has been with TPG since December 2000. From May 1998 to December 2000, Geoffrey Fink was a Vice-President and subsequently Senior Vice-President with Security Capital Group. Between August 1999 and December 2000, he was also Chief Operating Officer, head of the Management Committee, and board member of Access Space. In 1993 and from 1995 to 1998, Geoffrey Fink was a Consultant and then Engagement Manager with McKinsey & Company in London and he was one of the founders of McKinsey’s asset management practice. Prior to joining McKinsey, he worked in the M&A departments of both Goldman Sachs in London and PaineWebber in New York. Geoffrey Fink received a Bachelor of Arts degree summa cum laude from Yale University, a Juris Doctoris degree magna cum laude from Harvard University and a Master’s degree focused on international business from the Fletcher School of Law and Diplomacy.

Johannes Fritz 1954, German
Non-Executive Board member since June 2, 2006
Director of Gemplus International S.A. until June 2, 2006
Non-independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2009
Member of the Audit Committee and chairman of the Strategy and M&A Committee

Johannes Fritz studied at Mannheim University (MBA) and New York University (post-graduate). Johannes Fritz then spent two years with Bertelsmann (assistant to CEO) and subsequently five years at KPMG covering financial institutions and industrial companies (CPA). In 1989 he joined the Quandt Family office. From 1990 to June 2000 he was responsible for all financial questions and running the day-to-day-business (managing director). Since June 2000, he has been the head of the Quandt Family office.

John Ormerod 1949, British
Non-Executive Board member since June 2, 2006
Director of Gemplus International S.A. until June 2, 2006.
Independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2009.
Chairman of the Audit Committee and member of the Compensation Committee

John Ormerod is a UK chartered accountant and since 2004 has been a director of a number of private and public companies. He retired as a partner in the UK firm of Deloitte & Touche LLP in 2004 where he was Practice Senior Partner London and a member of the firm’s Executive and Board. After graduating from Oxford University with a degree in Physics in 1970, John Ormerod joined the London office of Arthur Andersen where he remained until he joined Deloitte in 2002. He was admitted to the partnership in Andersen in 1981. He served for two years on Andersen’s Worldwide Chief Executive’s Advisory Council, as well as leading the development of the firm’s capability in European Telecoms, Media and Technology (‘TMT’) as industry leader and member of the Global TMT Industry team executive. He was elected Andersen’s UK managing partner for 2001-2002. John Ormerod is senior independent director and chairman of the audit committee of Misys, a UK listed software company; a member of the board and chairman of the audit committee of Computacenter plc, a UK listed company; and a member of the group audit committee of HBOS, a UK listed bank. He is a trustee of the Roundhouse Trust and is a member of the UK Regional Advisory Board of London Business School.

Arthur van der Poel 1948, Dutch
Non-Executive Board member since May 1, 2004
Independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2008
Chairman of the Compensation Committee and member of the Nomination and
Governance Committee

Arthur van der Poel is a graduate of the Eindhoven Technical University. Upon graduation, he worked for the research and development group of Dutch PTT and then went on to work for the International Telecommunication Union in Indonesia. In 1984, he began working at Philips Semiconductors where he held different marketing and management positions and became Chairman and Chief Executive Officer in March 1996. In May 1998, he was appointed to be a board member of the management board of Royal Philips Electronics. He remained a member of Philips’ Group Management Committee until he retired from Philips on April 1, 2004. Until March 2007 he was the Chairman of the European Research and Development consortium, MEDEA plus. He is member of the supervisory board of semiconductor equipment maker ASML, engineering company DHV and soccer club PSV Eindhoven.

Michel Soublin 1945, French
Non-Executive Board member since February 17, 2004
Director of Gemplus International S.A. since June 2, 2006
Independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2007
Member of the Audit Committee and the Strategy and M&A Committee

Michel Soublin is a graduate of the Institute of Political Studies in Paris and of the Faculty of Law and Economics. He is currently Financial Adviser, Schlumberger Limited. He joined Schlumberger in 1973 and has held several positions in the financial sector in Paris, New York and Moscow, most recently, financial director of Oilfield Services from 1996 to 1998, seconded as Finance Director to OAO NK Yukos from 1999 to 2001 and Schlumberger Group Treasurer from 2001 to February 2005. From 1983 to 1990, he was the Chief Executive Officer of Schlumberger’s e-Transactions subsidiary (Smart cards, POS terminals, service station equipment and parking divisions). He is a member of the supervisory board of Atos Origin. He is a founding member of the Association Française des Trésoriers d’Entreprises and Chairman of the Comité de la Charte, a French non-profit organization.

John de Wit 1946, Dutch
Non-Executive Board member since February 17, 2004
Chairman of the Board until June 2, 2006
Independent Board member
First term ends, in accordance with the retirement schedule drawn up by the
Board, in 2008
Member of the Compensation Committee and Chairman of the Nomination and
Governance Committee

John de Wit is a graduate of NOIB Business School in the Netherlands. He has held a variety of posts in the technology and information sector with Burroughs, Royal Philips Electronics in the Netherlands, Mexico and Spain, Motorola Systems, where he was Vice-President in Brussels, and Tandem Computers Europe. In 1995, he assisted in the creation of Libertel, the second largest mobile telephone operator in the Netherlands, which is now part of the Vodafone group. In 1999, he was Chief Executive Officer when Libertel N.V. was listed in Amsterdam. From 2001 until his departure in 2003, he was Chief Executive Officer of Airtel S.A., which later became Vodafone Spain S.A., the Spanish subsidiary of Vodafone. In June 2003, he was appointed member of the Board of Advice of Nextrategy, Boer en Croon B.V.

5.2	SENIOR MANAGEMENT

As of December 31, 2006 the senior management of Gemalto comprises of the following senior managers.

Paul Beverly 1962, American Executive Vice-President Marketing

Paul Beverly began his career as a Marketing Manager within the Schlumberger group. Over the course of his 19 years within Schlumberger, he held various management positions in operations, marketing and sales in North America and in France. From 1999 to 2003, he was Vice-President in Test & Transactions for Schlumberger in North America, while also serving as Chairman of the Smart Card Alliance. Paul Beverly was President of the Americas from April 2003 until June 2006.

Paul Beverly holds Business and Economics degrees from Auburn University and the Management Program at Harvard University.

Philippe Cabanettes 1955, French Executive Vice-President Human Resources

Philippe Cabanettes worked with Schlumberger for 23 years and has held different positions of worldwide responsibility for human resources in the petroleum, industrial and services sectors in France, Italy and the USA. From 1997 to 2001, he was Director of Personnel of the Resources Management Services division of Schlumberger. In May 2001, he became the Director of Personnel of Schlumberger’s Volume Products business. In May 2004, he became Vice President Human Resources for Axalto.

Philippe Cabanettes is a graduate from Institut d’Etudes Politiques in Paris (Sciences-Po) and holds a Masters in Economics from Université de Paris X.

Michel Canitrot 1946, French Executive Vice-President in charge of the World Wide Telecom and Banking Very Large Accounts

Michel Canitrot joined Gemplus in September 1998 as Vice-President of Multi Application Products. He was subsequently appointed Vice-President corporate marketing division of Gemplus’ Telecommunication & Public Telephony in November

1999. From September 2001 to the beginning of 2003, Michel Canitrot served as Senior Vice-President in charge of Sales and Services. He most recently held the position of Senior Vice-President of Gemplus with particular responsibilities for Latin America, EMEA and key accounts. Prior to joining Gemplus, he had a long career within the cellular business of Matra, and five years with Nortel. Michel Canitrot previously served as President of Gemplus Latin America, beginning in October 2004.

Jean-Pierre Charlet 1953, French Executive Vice President General Counsel and Company Secretary

Jean-Pierre Charlet was admitted to the Bar in Paris where he began his career in law firms in 1974. From 1981 to 1996, he held positions within the Legal Departments of Société Métallurgique Le Nickel-SLN, Schlumberger group, Pinault Printemps Redoute group and CarnaudMetalbox. He subsequently served as General Counsel of Synthélabo, Deputy General Counsel of Sanofi-Synthélabo and General Counsel of Rexel. He joined Gemalto in June 2005.

Jean-Pierre Charlet holds a “Maîtrise” in Law from Université de Paris X and a Master of Comparative Law from Georgetown University in Washington D.C.

Claude Dahan 1947, French Executive Vice-President Sales

Claude Dahan began his career with the Office National d’Etudes et de Recherches Aérospatiales (ONERA) in 1977, and served as Vice-President of a research center until 1982. Between 1982 and 2001, he held various management positions in Schlumberger’s many different businesses, including research and engineering, marketing and production in both France and the USA. From 2001 to 2002, he was the Vice-President in charge of marketing and product development for Schlumberger. In January 2003, Claude Dahan became Vice-President of Schlumberger’s Smart Cards business.

Claude Dahan is a graduate from the Ecole des Mines de Paris, has a PhD in physics and fluid mechanics, and holds an advanced management degree from INSEAD.

Charles Desmartis 1957, French Executive Vice President Chief Financial Officer

Between 1992 and 2001, Charles Desmartis worked as financial controller within various Schlumberger entities in several European countries. From 2001 to 2002, he was the Director of Internal Audit for Schlumberger Limited. In January 2003, he became Vice-President Finance for Schlumberger’s Volume Products business.

Charles Desmartis is a graduate from the Ecole des Hautes Etudes Commerciales (HEC) and from Stanford University where he obtained a Masters of Science in Management.

Christophe Pagezy 1958, French Executive Vice-President Mergers and Acquisitions

Having joined Schlumberger in 1983 as a project engineer, Christophe Pagezy held various operational, technical and business positions in France and Italy within that company until 2001. Between 2001 and 2002, he was business development manager for Schlumberger’s Volume Products and Global Market Segments business. In June 2002, he became Vice-President of Schlumberger’s Terminals division and in May 2004 Vice-President Business Development in charge of Mergers and Acquisitions and of the POS Terminal division of Axalto.

Christophe Pagezy is a graduate from the Ecole Supérieure d’Electricité (Supelec) and from the Massachusetts Institute of Technology (MIT).

Jean-François Schreiber 1972, French Executive Vice-President Strategy and Ventures

Prior to this appointment, Jean-Francois Schreiber headed the Strategy department of Gemplus, covering strategic planning, Mergers and Acquisitions, GemVentures as well as the market intelligence cell. He joined Gemplus in 1998 and has held various management positions in R&D, Marketing and Strategy and as from 2000 as a principal of GemVentures, Gemplus’ Venture Capital arm.

Jean-Francois Schreiber is an engineer and graduated from Ecole Centrale (Lyon, France). He also holds a MBA from ESSEC (Paris, France).

Frans Spaargaren 1956, Dutch Executive Vice President Chief Administrative Officer

Frans Spaargaren served as Chief Executive Officer and Chief Financial Officer of Gemplus from June 2, 2006 until March 31, 2007, the date on which he left the Group. Previously, he served as Chief Financial Officer and Executive Vice-President of Gemplus from June 2004 to June 2006. Prior to that, he was Executive Vice-President of Philips International, with responsibility for Philips’ joint venture operations with LG Electronics. From May 1998 until November 2001 he was Chief Financial Officer and Executive Vice-President of Philips Components. Prior to that he held various positions in general and financial management at Varta Batteries, latest as a Member of the Divisional Board of Varta Portable Batteries. Frans Spaargaren has a Bachelor’s degree in Economics and Accounting from Utrecht University, a post-graduate Diploma in Financial Management, and a Master in Business Administration from Henley Management College, United Kingdom.

Emmanuel Unguran 1964, French Executive Vice-President Production Coordination

Emmanuel Unguran is responsible for the development and implementation of Gemalto’s manufacturing strategy. He joined Gemplus in 1997 where he held managerial positions in the Industrial Coordination group, specializing in Personalization, and in the Gémenos Memory Card plant (France). From 1999 to 2003, he was located in Cuernavaca, Mexico where he began as plant Manager and then became the Regional Manufacturing Manager for the Americas. From 2003 to 2005, Emmanuel Unguran was in charge of the worldwide industrialization coordination and then took on responsibility for the European manufacturing operations. Prior to joining Gemplus, he worked from 1990 to 1997 for Labinal and its Purflux automobile branch as Methods & Industrialization Manager. He began his career in 1987 in the USA with the Vallourec group working on the startup of a new US manufacturing plant.

Emmanuel Unguran graduated from Ecole Nationale Supérieure d’Arts et Métiers (ENSAM — Paris, France) with a degree in metallurgy.

Product Lines

Philippe Cambriel 1958, French Executive Vice-President Financial Services and Corporate Security Product line

Philippe Cambriel began his career at Aerospatiale in 1983. From 1989 to 1996, he held various sales and marketing positions at Compaq in France and in Germany. From 1996 to 1998, he was General Manager for IPC in France before managing the PC and Intel server unit of Bull. In 1998 he was appointed Chief Officer, sales and marketing at Bull CP8. From 2001 to 2003, Philippe Cambriel was Vice-President of Schlumberger’s e-Transaction Cards business. In April 2003, he was appointed President of Schlumberger’s Smart Cards business for Europe, the Middle East and Africa.

Philippe Cambriel is a graduate from the Ecole Nationale Supérieure de l’Aéronautique et de l’Espace (Sup’Aéro) and has an MBA from INSEAD.

Tommi Nordberg 1963, Finnish Executive Vice-President Identity Product line

Tommi Nordberg is also the CEO of Setec Oy in Finland, a wholly-owned subsidiary of Gemalto. He holds a MSc (Eng.) degree from Helsinki University of Technology and has completed business studies in International Marketing at the Helsinki School of Economics. He joined Setec Oy, after having held several positions as project manager and in marketing development at UPM-Kymmene plc. Since joining Setec Oy in 1998 and has held several key management positions in the company, including responsibility for two business lines, Security Printing and Government & Corporate. He has also been Senior Vice President of the Group Sales and Marketing. Tommi Nordberg joined the Gemplus group in the acquisition of Setec in 2005 and most recently he was Vice President of Gemplus’s global Government ID Marketing.

Philippe Vallée 1964, French Executive Vice-President Telecommunications and R&D

Philippe Vallée oversees the strategy and new product development and introductions for the Telecommunication businesses as well as the innovation process and Intellectual property management for the Group. Prior to this appointment, he served as Gemplus’ Executive Vice-President, Telecom Business Unit. He also served as Vice-President Marketing of Gemplus’ Telecom Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Philippe Vallée has 15 years of experience in the chip card industry and has served in various marketing, product management and sales capacities within Gemplus. Prior to joining Gemplus, he served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardère Group) in France between 1989 and 1992.

Philippe Vallée has a Bachelor’s degree in Electronics and Telecommunications Engineering and a Master of Science in Marketing Management from ESSEC.

Areas

Ernie Berger 1955, American Area President North America

Ernie Berger is in charge of Gemalto’s North American operations, having previously served as President of Gemplus North America, beginning in January 2004 and subsequently as Gemplus President America. He has 15 years of experience in the financial services sector with American Express from 1990 to 1995, and with First USA from 1995 to 2000, where he held senior management positions. More recently, Ernie Berger was a member of the executive team at Walker Digital, a technology based venture incubator. Ernie has also managed his own management consulting firm serving major US “Fortune 500” corporations.

Ernie Berger holds a Bachelor of Science in Mechanical Engineering from Columbia University in New York, and a Master of Business Administration from the Wharton School, University of Pennsylvania, in Philadelphia.

Xavier Chanay 1963, French Area President CIS, Middle East and Africa

Xavier Chanay is in charge of Gemalto’s operations in the CIS (Commonwealth of Independent States — the former USSR), Middle East and Africa. He was previously Gemalto’s President Product Marketing and Development. He began his career as a Quality Engineer in Schlumberger’s Smart Cards & Terminals division in 1987. From 1989 to 1996, he held various technical and operational management positions in France and in the United States. From 1996 to 1998, he served as General Manager Banking & Retail, based in the USA. Back in France in 1999, he was Research & Engineering Manager and in 2000, he was appointed Mobile Communications Manager worldwide.

Xavier Chanay graduated from the Ecole Centrale de Paris and he has always worked for the Smart Cards & Terminals division since he joined Schlumberger in 1987.

Eric Claudel 1965, French Area President Latin America

Eric Claudel is in charge of Gemalto’s operations in Latin America. Since March 2003, he has been managing Gemalto’s operations for Latin America, based in São Paulo (Brazil). He started his career in 1991 at Schlumberger in Paris as controller of the Smart Card activity. From 1991 to 1996, he held a number of responsibilities in finance at Schlumberger, always in the Smart Cards and Terminals activity, and was involved in acquisitions for the growth of the Smart Card business as the controller of the Smart Card activity. In September 1996, he became director of Smart Card and Terminal activities for Schlumberger for Mexico & Central America, based in Mexico. Eric Claudel was also during that period managing director of the Mexican joint venture Schlumberger-Printer. From May 2000 to March 2003, he was responsible for the management of the Mobile Communication business for Schlumberger’s Europe, Middle East and Africa (EMEA) division, based in Paris.

Eric Claudel studied at Ecole Supérieure de Commerce de Paris, specializing in finance.

Martin McCourt 1962, Irish Area President South Asia

Martin McCourt is in charge of Gemalto’s South Asia operations, having previously served as Executive Vice President of Gemplus Asia. In this capacity, he was responsible for the whole of Asia, including the Asia Pacific, Greater China, Japan and Korea. He has 20 years of experience in the Telecom sector, working in Europe, the USA and China. He has held leadership roles in R&D, Sales and Marketing, Operations, Strategy and M&A and was most recently Vice President of Corning Cable System’s worldwide Project Services business. He is a founding Board Member of the European Fiber to the Home Council and a Director of Applied Opto-tech (Irl).

Martin McCourt has a Master of Business Administration from INSEAD, a Ph.D in Integrated Optics from the Institute National Polytechnique in Grenoble and a Bachelor of Electronic Engineering from University College Dublin.

Jacques Seneca 1959, French Area President Europe

Jacques Seneca is in charge of Gemalto’s European operations. He previously served as Gemplus’s Executive Vice President in charge of Europe, Middle East and Africa. Prior to these appointments, he served as head of the ID & Security Business Unit, as well as head of Business Development Unit. Jacques Seneca joined Gemplus in 1989 as Project Manager. He has held several management positions such as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, Executive Vice President for Gemplus Marketing & Technology and General Manager of Gemplus’ GemVentures Services Unit. He was also a member of the Gemplus Executive Committee. Prior to joining Gemplus, he worked with STMicroelectronics where he held various positions in the fields of manufacturing, marketing and business development.

Jacques Seneca holds a Degree in Engineering from Ecole Nationale Supérieure d’Arts et Métiers (ENSAM — Paris, France) and a Business Administration degree from the IAE of Aix-en-Provence in France.

Teck Lee Tan 1960, Singaporean Area President North Asia

Teck Lee Tan is in charge of Gemalto’s operations in North Asia. He started his career as a software engineer for Singapore Electronic & Engineering (Pte) Ltd. He joined Schlumberger in 1986 and between then and 2002 held a variety of marketing, technology and general management positions in different Schlumberger group entities in several countries in Asia. From 2001 to 2002, he was Vice-President of Schlumberger’s Mobile Communication Cards business for Asia. In September 2002, he became Vice-President of Schlumberger’s Volume Products business for Asia.

Teck Lee Tan has a Bachelor of Engineering degree from the National University of Singapore.

CHAPTER 6 REPORT OF THE NON-EXECUTIVE BOARD MEMBERS
6.1	MEETINGS OF THE BOARD AND MEETINGS OF THE NON-EXECUTIVE BOARD MEMBERS

6.1.1	Meetings in 2006

In 2006, the entire Board, comprising of the CEO, the Executive Chairman (who was appointed as from June 2, 2006) and the Non-Executive Board members held ten meetings according to a fixed schedule; eight meetings were held in person and two meetings were held by telephone conference. Each of the Board members attended the majority of the meetings.

In 2006 the Board addressed in different meetings the strategy and risks of the business, the assessment of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto. In addition the Board addressed the following main subjects:
•	Combination, integration process and synergies materialization;

•	development of business activities and various investment opportunities, including the creation of new legal entities and the establishment of joint-ventures;

•	the Company’s financial statements and annual report, the quarterly results, as well the half-year results, with additional information provided by the CFO;

•	budget plan for 2006;

•	convening of shareholders meetings;

•	reports of the Board Committees following each of their meetings;

•	remuneration of the CEO, the Executive Chairman and the senior management, as well as grants to eligible employees under employee option plans;

•	corporate governance requirements and developments.
Informal meetings were held with Board members and members of the management present to stimulate an open relationship and direct communication. The Non-Executive Board members met regularly, in accordance with the Board charter, in the absence of the CEO, the Executive Chairman or members of the management.

6.1.2	Performance evaluation

The Board decided that in light of the new composition of the Board and Board Committees on June 2, 2006, the evaluation of the performance of the Board and the Board Committees, the individual Non-Executive Board members and the conclusions to be drawn from this, and the discussion regarding the desired profile, composition and competence of the Non-Executive Board members, has not been done in 2006 and has been postponed and scheduled in the second half of 2007. In addition, the evaluation of the performance of the CEO and the Executive Chairman and the conclusions to be drawn from this will be postponed and scheduled in the second half of 2007.

6.1.3	Induction and training

The Non-Executive Board members who were appointed on June 2, 2006 following the Combination previously served on the board of Gemplus. The Non-Executive Board members had already relevant knowledge of and experience with the business of Gemalto. Following the appointment of the new Non-Executive Board members, senior management took the new Board members through the strategic, financial, legal and reporting affairs of the Company in several Board meetings following June 2, 2006. Furthermore the new Non-Executive Board members received a presentation from senior management on the talent identification and succession plan process for the Group.

6.2	COMPOSITION OF THE BOARD

The composition of the Board was subject to several changes in 2006 following the Combination. While the number of Board members was previously fixed at seven, such number was increased to eleven on June 2, 2006, upon completion of the Contribution in Kind, but until the General Meeting of Shareholders approves the appointment of an eleventh Non-Executive independent Board member, proposed by the Board, the Board would be constituted of ten Board members, according to a decision of Gemalto’s Extraordinary General Meeting of Shareholders held on January 31, 2006. However, the Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to set the maximum number of Board members at eleven, instead of a fixed number of eleven, to allow the Board to determine from time to time the size of the Board. The Extraordinary General Meeting of Shareholders of January 31, 2006 appointed with effect as of the date of the Contribution in Kind, i.e., on June 2, 2006, Mr. A. Mandl as Executive Chairman for a period of eighteen months (ending on December 2, 2007) and Messrs. D. Bonderman, G. Fink, J. Fritz and J. Ormerod as Non-Executive Board members.

Messrs. M. Scholten and W. Stolwijk, the latter of whom was reappointed by the 2006 General Meeting of Shareholders for a term ending on the date of the completion of the Contribution in Kind, resigned as Non-Executive Board members on June 2, 2006.

The Board currently has eight Non-Executive Board members and two Executive Board members. The Executive Board members are the CEO and the Executive Chairman.

At the Annual General Meeting of Shareholders of May 22, 2007, Mr. M. Soublin, Non-Executive Board member, will retire in accordance with the retirement schedule adopted by the Board.

The Board will propose to the Annual General Meeting of Shareholders of May 22, 2007 to reappoint Mr. M. Soublin as Non-Executive Board member as per May 22, 2007 for a period ending at the end of the Company’s Annual General Meeting of Shareholders to be held in 2011. Upon reappointment, Mr. M. Soublin will continue to be a member of the Audit Committee and Strategy and M&A Committee.

In the 2008 Annual General Meeting of Shareholders the mandates of the following Board members will end: Mr. O. Piou, CEO; Mr. A. Mandl, (Executive Chairman until December 2, 2007, and thereafter pursuant to the Combination Agreement, Non-Executive Board member), as well as Messrs. G. Fink, A. van der Poel and J. de Wit, Non-Executive Board members. In order to avoid a situation in which too many Board members, especially Non-Executive Board members, retire at the same time, the Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to reappoint Mr. A. Mandl as Non-Executive Board member as from December 2, 2007 for a period ending at the end of the Annual General Meeting of Shareholders to be held in 2011 and to reappoint Mr. J. de Wit as Non-Executive Board member as from May 22, 2007 for a period ending at the end of the Annual General Meeting of Shareholders to be held in 2011. Upon reappointment Mr. J. de Wit will continue to be chairman of the Nomination and Governance Committee and member of the Compensation Committee.

The information on each Non-Executive and Executive Board member’s year of birth, nationality, current and former positions, number of shares held and other (supervisory) board memberships are provided in sections 4.2.7.4 and 5.1. Also listed are the date and term of the first appointment and the current term of office and memberships of Board committees.

6.3	INDEPENDENCE OF THE NON-EXECUTIVE BOARD MEMBERS

The Board confirms that until June 2, 2006 the Company complied with best practice provision III.8.4 of the Corporate Governance Code, as the majority of the Board members were Non-Executive Board members and all Non-Executive Board members were independent.

Following the Combination the composition of the Board has changed on June 2, 2006. The Board currently considers that the Company does not fully comply with best practice provision III.8.4 of the Corporate Governance Code, as three of the eight Non-Executive Board members are not independent.

The Board considers that the following Non-Executive Board members are not independent according to subparagraph f hereunder:
•	Mr. D. Bonderman, Founding Partner of TPG

•	Mr. G. Fink, a Principal of TPG

•	Mr. J. Fritz, Head of the Quandt Family office
Independent in the sense of best practice provision III.2.2 of the Corporate Governance Code means that a Board member (or any partner or close relative):
a.	has not been an employee or Executive Board member of the Company in the five years prior to the appointment;

b.	does not receive personal financial compensation from the Company, or an associated company, other than the compensation received as Non-Executive Board member;

c.	has not had an important business relationship with the Company in the year prior to the appointment;

d.	is not a member of the management board of a company in which an Executive Board member of the Company, which he supervises, is a supervisory board member;

e.	does not hold at least ten percent of the shares in the Company;

f.	is not a member of the management board or supervisory board — or a representative in some other way — of a legal entity which holds at least ten percent of the shares in the Company;

g.	has not temporarily managed the Company during the previous twelve months.
6.4	REMUNERATION OF NON-EXECUTIVE BOARD MEMBERS

As from January 1, 2006, the annual remuneration is €35,000 for Non-Executive Board members and €45,000 for the Chairman of the Board. The annual remuneration for a member (including the chairman) of the Compensation Committee or Nomination and Governance Committee is an additional fee of €5,000, for a regular member of the Audit Committee an additional fee of €10,000 and for the chairman of the Audit Committee an additional fee of €12,500.

In view of the substantial additional work in 2005 and 2006 related to the Combination, the Annual General Meeting of Shareholders of May 19, 2006 approved a one-time additional remuneration of €15,000 to the Non-Executive Board members, Messrs. K. Atkinson, A. van der Poel, M. Scholten, M. Soublin and W. Stolwijk, and of €25,000 to Mr. J. de Wit in his quality of Chairman of the Board and to Mr. J. Ormerod in his role as future chairman of the Audit Committee.

On June 2, 2006 Mr. A. Mandl replaced Mr. J. de Wit as Executive Chairman of the Board, and Mr. J. Ormerod replaced Mr. K. Atkinson as chairman of the Audit Committee.

The amounts are gross amounts per year. Remuneration of the Non-Executive Board members is reviewed annually by the Compensation Committee.

Further to the Combination, the Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the remuneration structure for the Non-Executive Board members and to set the remuneration of the members of the Strategy and M&A Committee.

In addition the Board will propose at the Annual General Meeting of Shareholders of May 22, 2007, in line with the remuneration granted to the Non-Executive Board members by the Annual General Meeting of Shareholder on May 19, 2006 and in view of the substantial additional work in 2006 related to the Combination, to grant a one time additional remuneration of €15,000 to the Non-Executive Board members Messrs. D. Bonderman, G. Fink and J. Fritz.

Section 6.10 contains the information regarding the Remuneration Policy for the CEO (and the Executive Chairman) as adopted by the General Meeting of Shareholders and the individual remuneration as set by the Board. The notes to the financial statements contain further details with regard to the individual remuneration of the Board members.

6.5	COMPOSITION OF THE BOARD COMMITTEES

The composition of the Board Committees was subject to several changes in 2006 following the Combination. On June 2, 2006 the Board resolved on the following changes in the composition of the Board Committees.

Audit Committee

Mr. J. Ormerod was appointed chairman of the Audit Committee instead of Mr. K. Atkinson, who remained member. Mr. J. Fritz was appointed member of the Audit Committee. Mr. W. Stolwijk resigned as member of the Audit Committee.

Compensation Committee

Mr. G. Fink and Mr. J. Ormerod were appointed member of the Compensation Committee. Mr. M. Scholten resigned as member of the Compensation Committee

Nomination and Governance Committee

Mr. J. de Wit was appointed chairman of the Nomination and Governance Committee instead of Mr. A. van der Poel, who remained member. Mr. D. Bonderman was appointed member of the Nomination and Governance Committee. Mr. M. Scholten resigned as member of the Nomination and Governance Committee.

Strategy and M&A Committee

Mr. J. Fritz was appointed chairman of the Strategy and M&A Committee. Mr. K. Atkinson, Mr. G. Fink and Mr. M. Soublin were appointed member of the Strategy and M&A Committee.

For an overview of the current composition of the Board Committees, see the below Board Committee reports.

6.6	REPORT OF THE AUDIT COMMITTEE

As of December 31, 2006 the Audit Committee consisted of four Non-Executive Board members: Mr. J. Ormerod as chairman, Mr. K. Atkinson, Mr. J. Fritz and Mr. M. Soublin. In 2006, the Audit Committee held ten meetings according to a fixed schedule. Most meetings were attended by the full Audit Committee. Until he resigned on June 2, 2006, Mr. W. Stolwijk attended two out of five meetings. There was no frequent absence of any other member of the Audit Committee. The CFO, the Director of Internal Audit and the external auditors attended all meetings by invitation of the Audit Committee. Other executives also attended meetings from time to time during the year by invitation. The Audit Committee also held separate, private meetings with the CEO, the CFO, the General Counsel and the external auditors. The chairman of the Audit Committee is not the Chairman of the Board or a former Executive Board member of the Company.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the quality and integrity of Gemalto’s financial statements, overall risk management and internal control arrangements, compliance with legal and regulatory requirements; the performance, qualifications and independence of the external auditors; and the performance of the internal audit function. The Audit Committee’s tasks are laid down in its charter.

In 2006 the Audit Committee reviewed and discussed before recommending to the Board the 2005 annual financial statements and the related audit reports from the external auditors. The Audit Committee also reviewed and discussed before recommending to the Board the 2006 condensed interim financial statements as of June 30, the quarterly revenue figures, disclosures, as well as the related review work carried out by the external auditors. The Audit Committee reviewed periodically matters relating to accounting policies and compliance with accounting standards. It also assessed the adequacy and appropriateness of internal financial control policies, internal audit and discussed the most significant findings reported by the internal audit and accounting departments following these reviews.

With regard to internal audit, the Audit Committee reviewed the internal audit charter, audit plan, audit scope and its coverage in relation to the scope of external audit, as well as the staffing, independence and organizational structure of the internal audit function.

The aggregate fees billed by the external auditor, PricewaterhouseCoopers, for professional services rendered for the fiscal year 2006 were as follows:

	PricewaterhouseCoopers				PricewaterhouseCoopers
	Accountants N.V.				Audit, Countries other than
	The Hague, Netherlands				The Netherlands
	Amount				Amount
	(€ thousands)%				(€ thousands)%
	2006	2005	2006	2005	2006	2005	2006	2005
Independent audit, certification, examination of individual and consolidated financial statements
Gemalto N.V.	67	65	100%	100%	538	565	12%	28%
Gemalto subsidiaries	—	—	0%	0%	2,596	1,232	56%	60%
Ancillary audit work
Gemalto N.V.	—	—	0%	0%	1,200	—	26%	0%
Gemalto subsidiaries	—	—	0%	0%	132	114	3%	6%
Sub-total	67	65	100%	100%	4,466	1,911	96%	94%
Other services	—	—	0%	0%	191	126	4%	6%
TOTAL	67	65	100%	100%	4,657	2,037	100%	100%
The Audit Committee also periodically discussed tax and treasury policies, litigation and financial exposures, in particular in the area of pensions.

The Audit Committee reported its findings, conclusions and recommendations to the full Board in the Board meetings following the Committee meetings.

6.7	REPORT OF THE NOMINATION AND GOVERNANCE COMMITTEE

The Selection and Appointment Committee changed its name to Nomination and Governance Committee on June 2, 2006. As of December 31, 2006 the Nomination and Governance Committee consisted of three Non- Executive Board members: Mr. J. de Wit as chairman, Mr. D. Bonderman and Mr. A. van der Poel. In 2006, the Nomination and Governance Committee held five meetings according to a fixed schedule. Most meetings were attended by the full Nomination and Governance Committee. There was no frequent absence of any specific member of the Nomination and Governance Committee. All meetings were attended by the Executive Vice President HR who is the secretary of the Nomination and Governance Committee. One meeting was attended by the CEO, the Executive Chairman and the General Counsel.

The Nomination and Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to compliance with corporate governance and overseeing new candidates for service on the Board, as well as new members of the senior management of Gemalto. The Nomination and Governance Committee’s tasks are laid down in its charter.

In 2006 the Nomination and Governance Committee advised the Board on the (re)appointment of candidates for Board membership and candidates to fill future vacancies on the Board. The Nomination and Governance Committee discussed the governance implications of the Combination, in particular the composition of the Board and the Board Committees as of June 2, 2006. The Nomination and Governance Committee also discussed at several meetings the profile of an eleventh Non-Executive independent Board member for appointment at a future General Meeting of Shareholders.

The Nomination and Governance Committee supervised the policy of the Board on the selection criteria and appointment procedures for Gemalto’s senior management. The Nomination and Governance Committee monitored the development of senior management and reviewed the talent identification and succession plan process for the Group.

Following the Combination, the Nomination and Governance Committee reviewed the corporate governance principles applicable to the Group and advised the Board on any changes to these principles as it deemed appropriate. The Nomination and Governance Committee discussed further steps the Company could take to improve its corporate governance. The Nomination and Governance Committee proposed to the Board a new Whistleblower Code applicable and to be implemented for the entire Group.

The Nomination and Governance Committee reported its findings, conclusions and recommendations to the full Board in the Board meeting following the Committee meeting.

At the 2006 Annual General Meeting of Shareholders Mr. W. Stolwijk was reappointed to the Board for a term ending on June 2, 2006, the date of the completion of the Contribution in Kind.

Following the completion of the Contribution in Kind on June 2, 2006 Mr. W. Stolwijk and Mr. M. Scholten resigned. Mr. Mr. D. Bonderman, Mr. G. Fink, Mr. J. Fritz, Mr. A. Mandl and Mr. J. Ormerod were appointed.

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to set the maximum number of Board members at eleven, instead of a fixed number of eleven, and to reappoint Mr. M. Soublin, Mr. A. Mandl and Mr. J. de Wit as Non-Executive Board members.

6.8	REPORT OF THE STRATEGY AND M&A COMMITTEE

The Strategy and M&A Committee was created by the Board on June 2, 2006. As of December 31, 2006 the Strategy and M&A Committee consisted of four Non-Executive Board members: Mr. J. Fritz as chairman, Mr. K. Atkinson, Mr. G. Fink and Mr. M. Soublin. As from June 2, 2006 until the end of the year, the Strategy and M&A Committee held three meetings according to a fixed schedule. The Strategy and M&A Committee held a half-day session on Gemalto’s long term strategy 2007-2009, to which the entire Board was invited. Most meetings were attended by the full Strategy and M&A Committee. There was no frequent absence of any specific member of the Strategy and M&A Committee. All meetings were attended by the Deputy General Counsel who is the secretary of the Strategy and M&A Committee. All meetings were attended as guests by the CEO, the Executive Chairman, the EVP Mergers and Acquisitions and the EVP Strategy and Ventures. One meeting was attended as a guest by the Chief Administrative Officer.

The Strategy and M&A Committee assists the Board in fulfilling its oversight responsibilities with respect to Gemalto’s strategy and the major features of the merger, acquisition and divestiture activities. The Strategy and M&A Committee’s tasks are laid down in its charter, which was adopted by the Board in October 2006.

In 2006 the Strategy and M&A Committee prepared and proposed its charter to the Board, which was approved and adopted by the Board on October 25, 2006 and further amended on November 29, 2006. The Committee also reviewed the Company’s long term strategic plan 2007-2009, reviewed and assessed the ongoing integration planning for the Combination and its implementation and reviewed certain investment and divestiture proposals. The Strategy and M&A Committee reported its findings, conclusions and recommendations to the full Board in the Board meeting following the Committee meeting.

6.9	REPORT OF THE COMPENSATION COMMITTEE

The Remuneration Committee changed its name to Compensation Committee on June 2, 2006. As of December 31, 2006 the Compensation Committee consisted of four Non-Executive Board members: Mr. A. van der Poel as chairman, Mr. G. Fink, Mr. J. Ormerod and Mr. J. de Wit. In 2006, the Compensation held five meetings according to a fixed schedule. Most meetings were attended by the full Compensation Committee. There was no frequent absence of any specific member of the Compensation Committee. All meetings, but the July meeting, were attended by the Executive Vice President Human Resources who is the secretary of the Compensation Committee. Most of the meetings were attended by the CEO and, since the Combination on June 2, 2006, the Executive Chairman. The CEO and the Executive Chairman were not invited to meetings, or parts of meetings, at which their employment terms and conditions were discussed. The chairman of the Compensation Committee is not the Chairman of the Board or a former Executive Board member of the Company or an executive board member of another listed company.

The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the Remuneration Policy of the Executive Board members and the senior management. The Compensation Committee recommends to the Board the Remuneration Policy for the Executive Board members and the remuneration for Non-Executive Directors to be adopted by the General Meeting of Shareholders. The Compensation Committee reports to the Board on the implementation of the Remuneration Policy. The Board, through the Compensation Committee, determines on the basis of this policy the remuneration of the Executive Board members. In performing its duties and responsibilities the Compensation Committee is assisted by an external international remuneration expert. The Compensation Committee’s tasks are laid down in its charter.

In 2006 the Compensation Committee reviewed the 2005 achievements and associated bonus pay out for the CEO and senior management. The Committee discussed a proposal for salary review and 2006 bonus targets for the CEO and senior management that was endorsed by the Board. The Compensation Committee also discussed the possible remuneration implications of the proposed merger with Gemplus. The Compensation Committee engaged an external consultant to provide updated benchmarking information regarding remuneration and compensation.

The Compensation Committee discussed an employee option plan proposal for the Executive Board members and the senior management following the Combination that was endorsed by the Board and executed in June 2006. 1.6 million options to acquire shares in the Company were granted by the Board. The Compensation Committee proposed to the Board to adopt the GEIP 2006, to provide all Gemplus option holders that have not exercised or exchanged their Gemplus options to acquire shares by the end of the Offer, with the possibility to exchange their Gemplus options to acquire shares for Company options to acquire shares, provided that acceptance of such Options Exchange Offer does not trigger any adverse tax or labor consequences for the Company or Gemplus. The total number of options to acquire shares that may be granted under the GEIP 2006 will potentially enable Gemplus option holders to acquire up to 7 million Company shares during the life of the GEIP 2006.

The Compensation Committee also reviewed the Remuneration Policy for the CEO (and the Executive Chairman) and proposed to the Board to amend the Remuneration Policy to include that the Board is authorized to grant to the CEO (and the Executive Chairman) annually a maximum number of 250,000 options to acquire Gemalto shares, which is in line with the existing Remuneration Policy, to include the possibility for the CEO (and the Executive Chairman) to participate in the Global Employee Share Purchase Plan and to amend the Remuneration Policy to include that the variable compensation for the CEO (and the Executive Chairman), based on the achievement of personal and financial objectives, is in the range 0-120% of the Total Reference Compensation for 100% achievement of objectives. To encourage and reward exceptional results in excess of 100% achievement of objectives, the variable compensation related to financial results can be increased so that total variable compensation can reach up to 180% of the Total Reference Compensation.

The Compensation Committee reported its findings, conclusions and recommendations to the full Board in the Board meetings following the Committee meetings.

6.10	REMUNERATION REPORT OF THE BOARD PREPARED BY THE COMPENSATION COMMITTEE

6.10.1	Introduction

The Remuneration Policy for the CEO (and the Executive Chairman for the duration of the Executive Period) was adopted by the Annual General Meeting of Shareholders on May 11, 2005 and was further amended by the Extraordinary General Meeting of Shareholders on January 31, 2006. The Remuneration Policy also applies to the senior management.

As recommended by the Corporate Governance Code, this report sets out the policies on the remuneration of the CEO (and the Executive Chairman for the Executive Period) and includes an account of the manner in which the Remuneration Policy has been implemented in 2006, as well as an overview of the Remuneration Policy planned for the next financial year. This report does not address the remuneration of the senior management.

6.10.2	Remuneration Policy and implementation for 2006

Objectives of the Remuneration Policy

The objectives of the Remuneration Policy are to attract, retain and incentivise well qualified and experienced executives as CEO (and, for the Executive Period, Executive Chairman) by offering compensation that is competitive in the industry, motivates to surpass the Company’s business objectives and aligns the interests of management with the interests of the shareholders.

Remuneration Elements

To meet the objectives of the Remuneration Policy, a remuneration package has been developed which is a combination of cash payments (base salary, variable bonus or incentives), perquisites (benefits in kind), long term incentives (equity based plan) and deferred benefits (pension plan).

In setting remuneration levels, the remuneration of the CEO (and the Executive Chairman) is periodically calibrated by comparison with other relevant international /European companies (the “Comparison Group”). The Comparison Group is composed of:
•	French general industry companies comparable in size with Gemalto in terms of revenue and market capitalization, with an emphasis on high tech and manufacturing companies;

•	A balanced group of European semiconductor and telecom companies from France, the Netherlands, Germany and the UK;

•	US semiconductor companies comparable in size with Gemalto.
The CEO and the Executive Chairman each have an employment contract. In addition, the CEO and the Executive Chairman are both members of the Board for which, like other Board members, they are entitled to a fixed remuneration. The sum of the base salary under the employment contract and the fixed board remuneration constitutes the “Total Reference Compensation”.
The overall remuneration of the CEO (and the Executive Chairman), assuming that challenging but achievable targets have been set and met, should be clearly above the market average of the remuneration practices of the Comparison Group. In case of exceptional achievement, where Gemalto has realized exceptional financial results, the total compensation is designed to be in the upper quartile of the market.
The remuneration for the CEO (and the Executive Chairman) consists of three elements:
1. Base salary.
2. Variable bonus or incentives
3. Long term or deferred incentive
1- Base Salary
Remuneration Policy
The Total Reference Compensation is reviewed every year but not necessarily adjusted every year. The Remuneration Policy targets Total Reference Compensation for the CEO (and the Executive Chairman) slightly above mid-point (near the 60th percentile) by comparison with the Comparison Group.
Base salary 2006
It was decided not to adjust the Total Reference Compensation of the CEO at the time of the Combination on June 2, 2006, despite the significant change in the scope of the function, but instead await the final outcome of the new Company structure after implementation of the Combination. The Total Reference Compensation of the Executive Chairman was determined on June 2, 2006.
2- Variable Incentives
Remuneration Policy
In addition to the base salary, the current Remuneration Policy provides for a variable compensation equal to 0-75% of the Total Reference Compensation.

Part of this variable compensation is related to Gemalto’s financial results, such as, for example, Earnings Per Share (EPS), Revenue and/or Net Income to be determined by the Board on an annual basis. The remainder depends on success in delivering on a limited number (typically 4-6) of specific strategic, tactical or individual objectives, also to be determined by the Board on an annual basis.
The variable compensation related to financial results may be increased, as much as doubled, if exceptional financial results are achieved, to encourage and reward exceptional results in excess of 100% achievement of objectives. As a result, total variable remuneration, as provided for by the Remuneration Policy, may equal up to 112.5% of the Total Reference Compensation.
The attainable total variable compensation at 100% achievement of objectives shall be clearly above mid point (60th percentile on target performance i.e. at 100% achievement of objectives) of the Comparison Group.
The variable compensation targets typically measure short term (1 year) performance targets and they are key drivers for value creation and growth in shareholder value. The Board sets the targets for the incentive plan at the beginning of each financial year.
The variable compensation based on financial targets is calculated using a linear interpolation scale between the “minimum” target level and the “stretch” target level. Below the “minimum” required performance, the variable compensation for financial performance is zero. At target level, the variable compensation for financial performance is 100%. Realization of the “stretch” target, results in the maximum variable compensation that can be earned.
All targets are measured separately and they are either matched totally, partially or not, which is an easy method to determine whether the targets have been fulfilled. The realization of each target can result independently in bonus payments.
Variable compensation in 2006
The financial parameters chosen for the CEO and the Executive Chairman in 2006 were in line with the financial objectives of Gemalto in 2006.
The financial parameters for the CEO for the first half of 2006 accounted for 50% of the variable compensation and were:
•	Revenue (50%)

•	Operating Income (50%)
The financial parameters for the CEO and the Executive Chairman for the second half of 2006 accounted for 50% of the variable compensation and were:
•	Revenue (40%)

•	Operating Income (60%)
The non-financial parameters for 2006 that accounted for 50% of the variable compensation depended on the specific responsibilities of the CEO and the Executive Chairman and were linked with the overall success and development of the Company. Gemalto does not disclose the non-financial targets for competitive reasons.
In 2006 the Board decided that in line with the terms of his previous employment contract with Gemplus, the variable compensation for the Executive Chairman should be in the range 0-120% of the Total Reference Compensation. The variable compensation related to financial results could be increased, as much as doubled, if exceptional financial results are achieved, to encourage and reward exceptional results in excess of 100% achievement of objectives. As a result, total variable remuneration for the Executive Chairman could be up to 180% of the Total Reference Compensation.

This variable compensation of the Executive Chairman proposed by the Board was not within the limits of the current Remuneration Policy and requires the approval of the General Meeting of Shareholders. However, as the actual variable compensation in 2006 for the Executive Chairman amounts to only 56% of the Total Reference Compensation, his variable compensation is within the limits of the current Remuneration Policy and therefore no approval of the General Meeting of Shareholders is required for 2006.
The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Remuneration Policy to include that the variable compensation for the CEO (and the Executive Chairman), based on the achievement of personal and financial objectives, is in the range of 0-120% of the Total Reference Compensation for 100% achievement of objectives. To encourage and reward exceptional financial results in excess of 100% achievement of objectives, the variable compensation related to financial objective can be increased so that the total variable compensation can reach up to 180% of the Total Reference Compensation.
Variable compensation in 2007
The financial parameters for the CEO and the Executive Chairman in 2007 will account for 2/3 of the variable compensation and are:
•	Revenue: 4/15 of the variable compensation

•	Adjusted operating income: 4/15 of the variable compensation

•	Free cash flow: 2/15 of the variable compensation
The non-financial parameters for 2007 will account for 1/3 of the variable compensation, dependent on the specific responsibilities of the CEO and the Executive Chairman and linked with the overall success and development of the Company. Gemalto does not disclose the non-financial targets for competitive reasons.
3- Long Term or Deferred Incentive: Global Equity Incentive Plan
Remuneration Policy
The long term or deferred incentive part of the total remuneration package for the CEO (and the Executive Chairman) shall be clearly above mid-point by comparison with the Comparison Group.
Gemalto has established a Global Equity Incentive Plan (“GEIP”) for its employees. Under the GEIP, the CEO and the Executive Chairman may receive options to acquire shares, restricted shares units or shares appreciation rights. Any options to acquire shares granted to the CEO (and the Executive Chairman) are unconditional. When granting option rights however, the Board shall apply performance criteria. The exercise price of the options to acquire shares is equal to the average of the closing price of the Gemalto share on the Euronext Paris stock exchange during the five trading days preceding the grant date. The options to acquire shares do not benefit from any discount.
In the Extraordinary General Meeting of Shareholders held on January 31, 2006 the terms of the option grant to the CEO as reflected in the Remuneration Policy were amended so that, unless the CEO’s employment with Axalto International SAS or Gemalto N.V. is terminated for willful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law), any option rights will vest automatically upon decision of termination of the CEO and will remain exercisable for the full term of the option to acquire shares, notwithstanding any early termination provided in the GEIP and the relevant Sub-Plan, and all other eventual equity-based schemes will continue to vest even after the date of termination.
In the event of a public offer on the shares of Gemalto or in the event of a delisting of the shares, all granted options to acquire shares and share appreciation rights held by employees, whether vested or not, may be exercised in whole and each restricted share unit will be immediately refunded through the granting of shares during the last five days of the public offer. These shares may then be sold immediately. Notwithstanding the aforementioned, according to the employment contract of the Executive Chairman, upon a sale of Gemalto, 50% of his unvested Gemalto options to acquire shares and of his unvested Gemplus options to acquire shares granted in August 2002 shall vest, immediately prior to the sale of Gemalto. The remaining respective 50% options to acquire shares shall continue to vest as per the original vesting schedule. As of December 31, 2006 all Gemplus options to acquire shares held by the Executive Chairman were vested.

2006 Long term incentive awards
The Board granted on June 2, 2006, for an option price of €23,10 per share, 200,000 unconditional options to acquire shares to Mr. O. Piou, CEO, and 200,000 unconditional options to acquire shares to Mr. A. Mandl, Executive Chairman, due to the hard preparatory work and achievements related to the Combination, which grant has been made subject to the approval of the General Meeting of Shareholders. The Board will propose to the Annual General Meeting of Shareholders of May 22, 2007 to approve this option grant as per June 2, 2006.
The option rights granted to the CEO may only be exercised upon expiration of four years after the date of grant and will be valid for up to nine and a half years as of such date. The option rights granted to the Executive Chairman may be exercised upon expiration of his Executive Chairman mandate on December 2, 2007 and will be valid for up to ten years after the date of grant.
The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Remuneration Policy to include that the Board is authorized to grant to the CEO (and the Executive Chairman) annually a maximum number of 250,000 options to acquire Gemalto shares, which is in line with the existing Remuneration Policy.
The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Remuneration Policy to include the possibility for the CEO (and the Executive Chairman) to participate in the Global Employee Share Purchase Plan, as well as in any future similar plans.
To the extent necessary, the Board will propose to the Annual General Meeting of Shareholders of May 22, 2007 to reiterate the approval of the grant of September 2, 2005 of 150,000 options to acquire Gemalto shares to the CEO for an option price of €30.65 per share.
Overview Remuneration and Benefits in 2006
The remuneration paid by the Company or by companies of the Group to the CEO, Mr. O. Piou, and the Executive Chairman, Mr. A. Mandl, for the 2006 financial year is as follows:

		Bonus paid in
		2007 for 2006
		achievement	Special
	Total Reference	(percentage of	Combination	Total gross	Number of options
	Compensation	Total Reference	Bonus	compensation	to acquire shares
In Euros	(*1)	Compensation)	(*2)	paid for 2006	(*3)
O. Piou	550,000	304,219 (55)%	100,000	954,219	200,000
A. Mandl(*4)	348,333	196,042 (56)%		544,375	200,000

(*1)	Including Board member fees

(*2)	The Special Combination Bonus of €100,000 was paid to the CEO as a result of the extensive work resulting from the Combination.

(*3)	The option grant has been made subject to the approval of the General Meeting of Shareholders.

(*4)	Remuneration for the period June 2 – December 31, 2006.
Term of Appointment and Term of Employment
Mr. Piou has been appointed as CEO for a term of four years ending at the end of the Annual General Meeting of Shareholders to be held in 2008. Mr. Piou has an employment contract, not limited in time, governed by French law with Axalto International SAS, a Gemalto subsidiary. Mr. Mandl has been appointed as Executive Chairman for a term of 18 months ending on December 2, 2007. Mr. Mandl has an employment contract, ending on December 2, 2007, governed by the laws of the State of New York with Gemalto Corp, a Gemalto subsidiary.

Pension Schemes

The pension schemes in force in the Group are in line with local practices in the countries of residence of the CEO and the Executive Chairman. The CEO does not benefit from any special pension plan provided by Gemalto, other than the mandatory one in France. The Executive Chairman does not benefit from any special pension plan provided by Gemalto, other than the 401K plan provided by Gemalto to US employees. For 2006 the related financing costs of the pension scheme of the CEO amount to €48,100 and of the Executive Chairman to €6,137.

There are no agreed arrangements for early retirement of the CEO or the Executive Chairman.

Termination Practices

The CEO has a six month notice period.

The CEO is entitled to a severance payment equal to one year of reference salary. The reference salary to be used to compute this severance payment will be the annual gross salary paid by Axalto International SAS during the last twelve months preceding termination from the employment agreement, to which should be added all bonus and other discretionary cash incentives, as well as all board member fees received during that period. The severance payment will not be due if the employment with Axalto International SAS or the Company is terminated for willful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law).

The severance payment will be in addition to the indemnities and benefits that would be provided by French laws and regulations and the collective bargaining agreement for the Engineers and Management level Employees in the Metallurgical Industry (Convention collective nationale de la Métallurgie — Ingénieurs et Cadres), with a recognized seniority since 1981, in the event of termination by Axalto International SAS, including in particular the six month notice period indemnity provided in the employment agreement, as well as the dismissal and paid vacation indemnities. The CEO will not be entitled to a severance payment upon voluntary resignation.

The Executive Chairman does not have a notice period.

In case of early termination of his employment contract, the Executive Chairman is entitled to a severance payment under specifically defined terms (termination for good cause, death, disability; payment of the remaining portion of his full remuneration, with a minimum of four and a half months; Gemalto vested options to acquire shares exercisable for 90 days and Gemplus vested options to acquire shares exercisable for one year after Date of Termination).

Loans

Gemalto does not grant loans to the CEO and the Executive Chairman.

6.10.3	Remuneration Policy for 2007

The Board will propose at the Annual General Meeting of Shareholders of May 22, 2007 to amend the Remuneration Policy to include:
•	that the Board is authorized to grant to the CEO (and the Executive Chairman) annually a maximum number of 250,000 options to acquire Gemalto shares, which is in line with the existing Remuneration Policy;

•	that the variable compensation for the CEO (and the Executive Chairman), based on the achievement of personal and financial objectives, is in the range 0-120% of the Total Reference Compensation for 100% achievement of objectives. To encourage and reward exceptional financial results in excess of 100% achievement of objectives, the variable compensation related to financial results can be increased so that total variable compensation can reach up to 180% of the Total Reference Compensation.

•	the possibility for the CEO (and the Executive Chairman) to participate in the Global Employee Share Purchase Plan, as well as in any future similar plans, with a maximum contribution per year of the lesser of 25% of the compensation of the CEO (and the Executive Chairman) or €20,000 and a maximum discount of the purchase price of the Gemalto shares of 20% based on the lesser of the value of the Gemalto shares on the first day of the offering period and the last day of the offering period.
The Board does not foresee any other changes to the Remuneration Policy for the financial year 2007.

6.11	FINANCIAL STATEMENTS 2006

The financial statements of the Company for 2006 as presented by the Board have been audited by PricewaterhouseCoopers Accountants N.V., the Company’s external auditor. PricewaterhouseCoopers’ report can be found in section 7.4. All individual Board members have signed the financial statements. The Board proposes that the financial statements for the year 2006 be adopted in accordance with article 20 of the Articles of Association by the Annual General Meeting of Shareholders of May 22, 2007 and that the other resolutions proposed to the Annual General Meeting of Shareholders of May 22, 2007 be approved.

Finally, we would like to express our thanks to the CEO, the Executive Chairman, the senior management and all employees of the Group for the very considerable amount of work involved in the Combination, whilst continuing to manage and improve the Company’s businesses, thus creating value for the Company and its shareholders.
The Non-Executive Board members
Mr. Kent Atkinson
Mr. David Bonderman
Mr. Johannes Fritz
Mr. Geoffrey Fink
Mr. John Ormerod
Mr. Arthur van der Poel
Mr. Michel Soublin
Mr. John de Wit
Amsterdam, May 3, 2007

CHAPTER 7 AUDITED FINANCIAL STATEMENTS
7.1 AUDITED CONSOLIDATED FINANCIAL STATEMENTS
7.1.1 Consolidated balance sheets for the periods ended December 31, 2005 and 2006

		Year ended December 31,
	Notes	2005	2006
		(In thousands of Euro)
ASSETS
Non-current assets
Property, plant and equipment, net	7	86,584	243,567
Goodwill, net	8	233,433	543,903
Intangible assets, net	8	18,364	115,633
Investments in associates	9	5,884	18,343
Deferred income tax assets	28	41,621	17,393
Available for sale financial assets, net	10	531	7,401
Other non-current assets	11	2,638	25,910

Total non-current assets		389,055	972,150

Current assets
Inventories, net	12	78,865	177,893
Trade and other receivables, net	13	195,159	447,162
Derivative financial instruments	19	—	6,407
Cash and cash equivalents	14	219,095	430,326

Total current assets		493,119	1,061,788

Total ASSETS		882,174	2,033,938

EQUITY
Capital and reserves attributable to the company’s equity holders
Share capital		40,579	90,083
Share premium		450,369	1,245,893
Treasury shares		(3,211)	(5,240)
Fair value and other reserves		(4,252)	73,151
Cumulative translation adjustment		17,466	(4,158)
Retained earnings		88,702	22,319

		589,653	1,422,048
Minority interest		2,424	27,075

Total EQUITY		592,077	1,449,123

LIABILITIES
Non-current liabilities
Borrowings	15	5,837	26,429
Deferred income tax liabilities	28	4,862	28,219
Retirement benefit obligation	16	14,508	33,272
Provisions and other liabilities	17	8,558	33,226

Total non-current liabilities		33,765	121,146

Current liabilities
Trade and other payables	18	228,151	430,276
Current income tax liabilities		13,466	9,902
Borrowings	15	1,550	7,787
Derivative financial instruments	19	7,733	280
Provisions and other liabilities	20	5,432	15,424

Total current liabilities		256,332	463,669

Total LIABILITIES		290,097	584,815

Total EQUITY and LIABILITIES		882,174	2,033,938

7.1.2 Consolidated income statements for the periods ended December 31, 2005 and 2006

		Year ended December 31,
	Notes	2005	2006
		(In thousands of Euro)
Revenue	22	792,602	1,319,392
Cost of sales		(536,470)	(934,727)
Amortization of inventory step-up	5	—	(15,166)

Gross profit		256,132	369,499

Operating expenses
Research and engineering		(53,655)	(85,077)
Sales and marketing		(90,113)	(164,029)
General and administrative		(48,695)	(86,027)
Other income (expense), net	25	(289)	(3,933)
Combination related expenses	5	—	(8,519)
Reorganization expenses	5	—	(19,458)
Amortization and impairment of intangible assets	5	—	(36,620)

Operating result		63,380	(34,164)

Finance income (expenses), net	26	1,076	4,355
Share of profit (loss) of associates	9	967	(1,091)

Profit (Loss) before income tax		65,423	(30,900)
Income tax expense	28	(18,389)	(42,494)

Profit (Loss) for the period		47,034	(73,394)

Attributable to
Equity holders of the company		45,298	(66,383)
Minority interest		1,736	(7,011)
Basic earnings per share (in Euro)	29	1.12	(1.07)
Diluted earnings per share (in Euro)	29	1.10	(1.07)
In thousands
Average number of shares outstanding	29	40,423	62,174
Average number of shares outstanding assuming dilution	29	41,365	62,174
7.1.3 Consolidated statements of changes in shareholders’ equity for the periods ended December 31, 2005 and 2006

	Attributable to equity holders of the company
					Fair
					value
					and	Cumulative
	Number of	Share	Share	Treasury	other	translation	Retained	Minority	Total
	shares	capital	premium	shares	reserves	adj.	earnings	interest	equity
	(In thousands of Euro, except shares)
Stockholders’ equity as of January 1, 2005	40,490,668	40,491	441,334	—	5,297	(13,769)	42,779	5,188	521,320
Movements in fair value & other reserves
- Currency translation adjustments						31,235		512	31,747
- Gain/(losses) on treasury shares					(10)				(10)
- Fair value gains (losses), net of tax:
- financial assets available for sale					(882)				(882)
- variation of actuarial gains or losses in benefit obligation					(797)				(797)
- cash flow hedges					(10,871)				(10,871)
- machinery and equipment further to HSTE acquisition of minority interest							625	(155)	470

Net income/(expense) recognized directly in equity		—	—	—	(12,560)	31,235	625	357	19,657
Profit (Loss) for the period							45,298	1,736	47,034

Total recognized income for 2005		—	—	—	(12,560)	31,235	45,923	2,093	66,691
Employee share option scheme					3,011				3,011
Contribution from Schlumberger further to dividend payment to HSTE JV minority interest			6,957						6,957
Purchase of Treasury shares, net (135,409 shares)				(3,211)					(3,211)
Capital increase reserved to employees	87,767	88	2,078						2,166
Equity of the Phones business of the HSTE JV *								(56)	(56)
Dividend								(4,801)	(4,801)

Balance as of December 31, 2005	40,578,435	40,579	450,369	(3,211)	(4,252)	17,466	88,702	2,424	592,077

Movements in fair value & other reserves
- Currency translation adjustments						(21,624)		(741)	(22,365)
- Gain/(losses) on treasury shares					1				1
- Fair value gains (losses), net of tax:
- financial assets available for sale					6,435				6,435
- variation of actuarial gains or losses in benefit obligation					2,806			75	2,881
- cash flow hedges					3,868			(888)	2,980

Net income/(expense) recognized directly in equity		—	—	—	13,110	(21,624)	—	(1,554)	(10,068)
Profit (Loss) for the period							(66,383)	(7,011)	(73,394)

Total recognized income for 2006		—	—	—	13,110	(21,624)	(66,383)	(8,565)	(83,462)
Employee share option scheme **					64,293				64,293
Purchase of Treasury shares, net (92,172 shares)				(2,029)					(2,029)
Capital increase further to Contribution in Kind of Gemplus International S.A. shares (see note 4)	21,985,104	21,985	488,949						510,934
Capital increase further to acquisition of minority interests in Gemplus International S.A. (see note 4)	27,518,996	27,519	510,939						538,458
Costs incurred on Gemalto share capital increase			(3,998)						(3,998)
Excess of purchase price on subsequent acquisitions of Gemplus shares			(200,366)						(200,366)
Minority interest on Gemplus acquisition								36,895	36,895
Dividend								(3,679)	(3,679)

Balance as of December 31, 2006	90,082,535	90,083	1,245,893	(5,240)	73,151	(4,158)	22,319	27,075	1,449,123

*	On March 11, 2005, Gemalto purchased the 49% minority interests in H.S.T.E., a company located in China of which Gemalto had owned 51% until then. A portion of H.S.T.E.’s business includes Schlumberger’s public phones equipment business in China, which is not in the scope of Gemalto’s operations. Pursuant to the Master Separation Agreement signed on March 19, 2004 between Schlumberger and Gemalto, Schlumberger has agreed to assume all the risks and rewards of past and future operations of the public phone equipment business in H.S.T.E. As a result, it was not considered appropriate to include the results of operations of the public phones equipment business in the income statement of Gemalto.

**	This amount comprises mainly €55.1 million relating to the fair value of Gemplus’ warrants and stock options as of June 2, 2006 in accordance with IFRS3 (see note 4) and €10.5 million relating to stock option expense for the period.
7.1.4 Consolidated statements of cash flow for the periods ended December 31, 2005 and 2006

		Year ended December 31,
	Notes	2005	2006
		In thousands of Euro
Cash flows from operating activities
Cash generated from operations	30	109,421	93,673
Interest paid		(1,825)	(1,512)
Income tax paid		(21,868)	(15,628)

Net cash provided by operating activities		85,728	76,533

Cash flows from (used in) investing activities
Acquisition of subsidiary, cash acquired net of costs		—	205,001
Purchase of property, plant and equipment	7	(25,495)	(49,529)
Proceeds from sale of property, plant and equipment		470	148
Purchase of intangible assets	8	(4,203)	(7,474)
Purchase of non-current assets		(163)	(903)
Purchase of investments in other companies		(2,902)	—
Interest received		4,995	11,338
Dividends received		189	—

Net cash provided by (used in) investing activities		(27,109)	158,581

Cash flows from (used in) financing activities
Invested equity		6,957	—
Proceeds from exercise of stock options		—	2,241
Proceeds from issuance of ordinary shares		1,836	—
Purchase of shares held in Treasury (net)		(3,211)	(2,029)
Gains/(losses) on treasury stocks transactions		(671)	(109)
Proceeds from borrowings		—	1,763
Repayments of borrowings		(22,463)	(5,767)
Dividends paid to minority interests		(8,090)	(3,813)

Net cash (used in) financing activities		(25,642)	(7,714)

Net increase in cash and bank overdrafts		32,977	227,400
Cash and bank overdrafts, beginning of period		164,508	219,095
Currency translation effect on cash and bank overdrafts		21,610	(16,898)

Cash and bank overdrafts, end of period	14	219,095	429,597

7.1.5 Notes to the consolidated financial statements for the periods ended December 31, 2005 and 2006
All amounts are stated in thousands of Euro unless otherwise stated.
Note 1 General information
On December 6, 2005, the two companies Axalto Holding N.V. and Gemplus International S.A. signed an agreement to merge and create Gemalto, a world leader in digital security. Following regulatory reviews and approvals, the transaction took place on June 2, 2006 (see note 4), and Axalto Holding N.V. changed its name to Gemalto N.V..

Gemalto N.V. (« the Company ») and its subsidiaries (together « Gemalto » or « the Group ») design, manufacture and sell Smart Cards (« Cards ») and Point of Sale Terminals (« POS Terminals »). Cards include microprocessor, magnetic stripe, memory, public telephony and other cards. The Group also provides related services for mobile communication, secure transactions (in the financial and pay TV sectors), identity and security applications, including licensing of intellectual property rights. POS Terminals include point of sales terminals, systems and related services. The Group has assembly plants and sells around the world.
The Company is a limited liability company incorporated and domiciled in the Netherlands. The address of its registered office is Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands.
The Company was first listed on Euronext Paris on May 18, 2004.
These consolidated financial statements for the year ended December 31, 2006 have been authorized for issue by the Board of Directors of the Company on April 25, 2007 and are subject to adoption at the Annual General Meeting of Shareholders on May 22, 2007.
Note 2 Summary of significant accounting policies
2.1 Basis of preparation
The consolidated financial statements of Gemalto have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.
(a) Amendments to published standards and interpretation effective in 2006
IAS 19 (Amendment) to Employee Benefits (effective from January 1,2006). This amendment introduces the recognition of actuarial gains and losses outside the income statement within retained earnings as a third option (“Equity Option”). It further adds new disclosure requirements. Gemalto has decided to apply the newly introduced alternative and to change its accounting policy regarding the recognition of actuarial gains and losses arising from defined benefit plans for its 2006 Consolidated Financial Statements (please refer to note 16).
IAS 39 (Amendment), Cash flow hedge accounting of forecast intra-company transactions, effective January 1, 2006. This amendment has been early adopted as of January 1, 2005.
IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment. This interpretation applies to POS terminals.
(b) Standards, amendments and interpretations effective in 2006 but not relevant
The following standards, amendments and interpretations effective in 2006 are mandatory for accounting periods beginning on or after January 1, 2006 but are of limited relevance for the Group’s operations:
•	IAS 21 (Amendment), Net Investment in a Foreign Operation;
•	IAS 39 (Amendment), The Fair Value Option;
•	IAS 39 and IFRS 4 (Amendment), Financial Guarantees Contracts;
•	IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards;
•	IFRS 6, Exploration for and Evaluation of Mineral Resources;
•	IFRIC 4, Determining whether an Arrangement contains a Lease;
•	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

(c) Standard and interpretations that are not effective in 2006 and have not been adopted early by the Group
•	IFRS 7, Financial instruments: Disclosures, effective for annual periods beginning on or after January 1, 2007. IAS 1, Amendments to capital disclosures, effective for annual periods beginning on or after January 1, 2007. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007;
•	IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Group’s accounts;
•	IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract, in which case the reassessment is required. Management believes that this interpretation should not have a significant impact on the reassessment of embedded derivatives;
•	IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the Group’s accounts.
The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates as explained in note 2.21. It also requires management to exercise its judgment in the process of applying Gemalto’s accounting policies.
2.2 Consolidation
(a) Subsidiaries
Subsidiaries are all entities over which Gemalto has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Gemalto controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Gemalto. The financial statements of Gemplus International S.A. were included in the consolidated financial statements of the Group from June 2, 2006 as further explained in Note 4.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. For further acquisitions of minority interests, the excess of the cost of acquisition over the fair value of the Group’s additional share of the identifiable net assets acquired is recorded against the share premium in the equity. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see Note 2.6). Adjustments to the fair value of the assets and liabilities acquired can occur during a period of twelve months following the date of acquisition.
Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b) Associates
Associates are all entities over which Gemalto has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. Gemalto’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.
Gemalto’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of other post-acquisition movements in reserves are recognized in the Group’s reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When Gemalto’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Gemalto does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between Gemalto and its associates are eliminated to the extent of Gemalto’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Dilution gains and losses in associates are recognized in the income statement.
2.3 Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.
2.4 Foreign currency translation
(a) Functional and reporting currency
Items included in the financial statements of each of Gemalto’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Following the combination of Axalto and Gemplus, and from June 2, 2006, Gemalto N.V. (formerly Axalto Holding N.V.) changed its functional currency from US dollar to Euro. For the two years 2005 and 2006 presented Gemalto changed its reporting currency from US dollar to Euro.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and net investment hedges.
Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.
(c) Group companies
The results and financial position of all the Group entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:
(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates; and

(iii)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.5 Property, plant and equipment
Property, plant and equipment is stated at historical cost, excluding interest expense, less depreciation and, if any, impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Gemalto and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	20-30 years
Leasehold improvement	5-12 years
Machinery and equipment	3-10 years
Leasehold improvements are amortized on a straight-line basis over their estimated useful lives, which cannot exceed the lease term.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are reflected in the result of operations.
Leases of property, plant and equipment where Gemalto has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.
2.6 Goodwill and intangible assets
(a) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is presented separately in the balance sheet. Goodwill on acquisitions of associates is included in ‘investments in associates’. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(b) Other intangible assets
Other intangible assets are shown at historical cost. Other intangible assets have a definite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of other intangible assets over their estimated useful lives as follows:

Software	3-5 years
Patents and technologies	5-10 years
Capitalized development costs	3-6 years
Other	1-15 years
However, as described in note 4, Gemplus Existing Technology recognized upon the combination with Gemalto in accordance with IFRS 3 is amortized on the basis of its expected pattern of consumption; 64% of the value of this technology is amortized over 19 months and 36% is amortized over 4 years (see note 4).
2.7 Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGU’s). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
2.8 Investments and financial assets
Gemalto classifies its investments in the following categories: financial assets at fair value held through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.
(a) Financial assets at fair value through profit and loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when Gemalto provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets in trade and other receivables in the balance sheet, except for maturities greater than twelve months after the balance sheet date, which are classified as other non-current assets in the balance sheet. Loans and receivables are initially recognized at fair value and subsequently recorded at amortized cost using the effective interest method.
(c) Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets, as management does not intend to dispose of the investment within 12 months of the balance sheet date.
Investments representing less than 20% of the equity of the investee are classified as available for sale financial assets. Available-for-sale financial assets are carried at fair value but if fair value cannot be reliably measured, these items are accounted for using the cost method. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity.
In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9 Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in /first out method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Gemalto also provides inventory allowances for excess and obsolete inventories.
2.10 Trade receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that Gemalto will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is recognized in the income statement within sales and marketing expenses.
2.11 Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet..
2.12 Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Where any Gemalto company purchases the Company’s equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.
2.13 Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless Gemalto has a right to defer settlement of the liability for at least 12 months after the balance sheet date.
2.14 Taxes on income
The provision for income taxes presented in these consolidated financial statements was computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the Group controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
2.15 Research tax credit and government grant
Research tax credits are provided by various governments to give incentives for companies to perform technical and scientific research. These research tax credits are presented as a reduction of research and development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid. These tax credits are included in “Other non-current assets” in the balance sheet. The Company records the benefit of this credit only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant government authority that the credit will be granted.
In addition, grants may be available to companies that perform technical and scientific research. Such grants are typically subject to performance conditions over an extended period of time. The Company recognizes these grants when the performance conditions are met and any risk of repayment is assessed as remote.
2.16 Research and Development Cost
Research and development costs mainly comprise software development. Gemalto capitalizes eligible software development costs upon achievement of commercial and technological feasibility, reliability of measurement costs and subject to net realizable value considerations. Based on Gemalto’s development process, technological feasibility is generally established upon completion of a working model. Research and development costs prior to a determination of technological feasibility are expensed as incurred. Amortization of capitalized software development costs begins when the products are available for general release over their estimated useful life on a straight-line basis, which usually varies between 3 and 6 years. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.
2.17 Employee benefits
(a) Pension and similar obligations
The Company operates various pension schemes under both defined benefit and defined contribution plans.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustment for past services costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized outside profit or loss and are presented in “Movements in fair value and other reserves”.
Past service costs are recognized immediately in income unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the post-service costs are amortized on a straight-line basis over the vesting period.
For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is recognized.

(b) Share-based compensation
Gemalto operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.
The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.
(c) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Gemalto recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
(d) Profit-sharing and bonus plans
Gemalto recognizes liabilities and expenses for bonuses and profit sharing. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
2.18 Provisions
Provisions for environmental restoration, restructuring and reorganization costs, legal claims and warranty are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.
2.19 Revenue recognition
Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within Gemalto. Revenue is recognized as follows:
(a) Products and services revenue
Gemalto’s products and services are generally sold based upon contracts or purchase orders with the customer that include fixed and determinable prices and that do not include right of return, other similar provisions or other significant post delivery obligations but for customary warranty terms. Revenue is recognized for products upon delivery when title and risk pass, the price is fixed and determinable and collectibility is reasonably assured. Revenue for services is recognized over the period when services are rendered and collectibility is reasonably assured. Revenue for royalties is recognized when income is earned and collectibility is reasonably assured.
Certain revenues are recognized using the percentage of completion method as services are provided. These services include the development of specific software platforms. Under the percentage of completion method, the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Losses on contracts are recognized during the period in which the loss first becomes probable and can be reasonably estimated.

(b) Multiple element arrangements
Revenue from contracts with multiple elements, such as those including services, is recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.
(c) Collectibility
As part of the revenue recognition process, Gemalto determines whether trade receivables and notes receivable are reasonably assured of collection based on various factors, and whether there has been deterioration in the credit quality of customers that could result in the inability to sell those receivables.
(d) Deferred and unbilled revenue
Deferred revenue includes amounts that have been billed per contractual terms but have not been recognized as income.
2.20 Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
2.21 Use of estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Gemalto evaluates its estimates, including those related to doubtful accounts, valuation of inventories and investments, warranty obligations, recoverability of goodwill, intangible assets and property, plant and equipment, income tax provision and recoverability of deferred taxes, contingencies and litigation and actuarial assumptions for employee benefit plans. Gemalto bases its estimates on historical experience and on various other assumptions that, in management’s opinion, are reasonable under the circumstances. These results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
2.22 Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. These instruments are presented under “Derivative financial instruments” in current assets or liabilities since they are expected to mature within 12 months of the balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. Some of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to the Company’s forecasted transactions.
The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. For derivatives qualified as cash flow hedges, the Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of the derivative instruments used for hedging purposes are disclosed in Note 19. Movements on the hedging reserve within “Fair value and other reserves” are shown in the Consolidated Statement of Changes in Shareholders Equity.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity under “Fair value and other reserves”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within the foreign exchange gains and losses. Amounts accumulated in equity are recycled in the Consolidated Income Statement in the periods when the hedged items will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Income Statement.
For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded immediately as foreign exchange gains and losses for the period.
2.23 Estimation of derivatives financial instruments fair value
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.
The fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks or official financial information providers: (i) spot foreign exchange rate; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.
An option contract’s value at inception is the initial premium paid or received. Over the life of the option and at expiration, fair value is determined using standard option pricing models (such as the Black & Scholes option pricing model), based on market parameters obtained from the Company’s banks or official financial information providers, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.
Note 3 Financial risk management
The Company is exposed to a variety of financial risks, including foreign exchange risk, interest rate risk, liquidity, financial counterparty risk and credit risk.
Gemalto overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Gemalto has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies.
3.1 Foreign exchange risk
Significant portions of Gemalto revenue, cost of sales and expenses are generated in currencies other than the Euro, mainly the US dollar, pound sterling, Japanese yen and Chinese renminbi. Revenue and gross profit are therefore exposed to exchange rate fluctuations.
The Company attempts in a first stage to match the currencies of its revenue and expenses in order to naturally hedge its exposure to foreign currency fluctuations, and then enters into derivatives financial instruments to hedge part of its residual exposure. The Company formally documents all relationships between these hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions.

Foreign exchange forward contracts and options that hedge a portion of our subsidiaries’ known or forecasted commercial transactions not denominated in their functional currencies are qualified as cash flow hedges under IAS 39. Other foreign exchange forward contracts that hedge the foreign exchange risk incurred with the settlement of balance sheet items not denominated in our subsidiaries’ functional currency do not qualify for hedge accounting (see note 19 Derivative financial instruments).
3.2 Interest rate risk
Our financial assets are invested in bank deposits and money market funds classified as Cash and Cash equivalent. Our financial liabilities are mainly floating rate finance leases. Financial income (expense) can therefore be sensitive to interest rates fluctuations. The Company however considers that this risk may not have in the short term a significant impact on its financial situation, and does not use derivatives financial instruments to hedge interest rate risk.
3.3 Liquidity risk
By maintaining sufficient Cash and Cash Equivalents positions as well as an adequate amount of committed credit facilities, the Company considers it is not exposed in the short-term to significant liquidity risk. The Company cannot however guarantee that under any circumstances the level of liquidity will be enough to cover all of the Company’s future cash requirements.
3.4 Financial counterparty risk
Derivatives financial instruments and all significant cash deposits are held with major financial institutions of investment grade. Cash deposits are invested in money market fixed term deposits or mutual funds. Custodians of our money market funds are also major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.
3.5 Credit risk
The Company’s broad geographic and customer distribution limits to the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2005 and 2006. We maintain an allowance for uncollectible accounts receivable based on expected collectibility. We assess the expected collectibility of our accounts receivable periodically or when events lead us to believe that collectibility is uncertain. Additionally, we perform ongoing credit evaluations of our customers’ financial condition.
Note 4 Business combination with Gemplus
On December 6, 2005, the two companies Axalto Holding N.V. and Gemplus International S.A. signed an agreement to merge and create Gemalto, a world leader in digital security.
Following regulatory reviews and approvals, the transaction took place on June 2, 2006, and was executed following a two-step approach:
Texas Pacific Group (‘TPG’) and the Quandt Family entities, the two main shareholders of Gemplus owning 25.3% and 18.3% of Gemplus capital, respectively, contributed their shares to Axalto at an exchange ratio of 2 Axalto shares for every 25 Gemplus shares (the Contribution In Kind). Immediately prior to this contribution, Gemplus distributed €0.26 per share from its distributable reserves to all its shareholders. As a result of this first step, Axalto held 43.6% of the capital of Gemplus and changed its name to Gemalto.
Subsequently, Gemalto launched a voluntary public exchange offer on July 11, 2006 for the remaining Gemplus shares at the same exchange ratio of 2 Gemalto’s shares for every 25 Gemplus shares.
On August 25, 2006, following the public exchange offer by Gemalto for the Gemplus shares, 324,481,977 Gemplus shares had been tendered to the offer, representing in the aggregate including the shares contributed by TPG and entities related to the Quandt Family 94.6% of the share capital.
On September 12, 2006, the public exchange offer initiated by Gemalto for the shares issued by Gemplus was reopened. Following this reopening, on November 17, 2006, Gemalto held 96.6% of the share capital.

On November 2, 2006, Gemalto announced that from November 9, 2006 through February 8, 2007 or such earlier date that Gemalto might determine to implement a mandatory squeeze out under applicable Luxembourg law, Gemplus shareholders were entitled, pursuant to applicable Luxembourg law, to exercise their right to sell (“droit au rachat obligatoire” or “sell-out”) any Gemplus shares held by them to Gemalto in exchange either for Gemalto shares (at the same ratio as provided in the exchange offer) or in exchange for cash in the amount of €1.30 per Gemplus share.
Further to the first centralization period of the statutory sell-out (from November 9 to November 30, 2006) and as evidenced in Euronext notice No 20061211-5599 of December 11, 2006, as of such date Gemalto held 97.7% of the share capital.
Further to the second centralization period of the statutory sell-out (from December 1 to December 22, 2006), and as evidenced in the Euronext notice No 20070104-5868 of January 4, 2007, 2,663,280 shares were tendered and consequently, as of January 4, 2007, Gemalto held 98% of the share capital.
On January 8, 2007, Gemalto announced its decision to implement, pursuant to applicable Luxembourg law, the mandatory squeeze-out (retrait obligatoire) of Gemplus shares which it did not already hold in exchange for either Gemalto shares (in the same ratio as provided in the exchange offer) or cash in the amount of €1.30 per Gemplus share.
Upon the settlement of the mandatory squeeze-out on January 29, 2007, Gemalto held 634,630,323 shares of Gemplus International S.A. representing 100% of the capital of Gemplus International SA. On January 29, 2007, the Gemplus International S.A. shares were delisted from the Eurolist by Euronext Paris S.A. and its ADSs were delisted from the Nasdaq Global Select Market.
Gemalto accounted for the Combination with Gemplus applying the purchase method of accounting as defined by IFRS 3 “Business Combination” (“IFRS 3”). Based on the analysis of all factors given by IFRS 3 paragraphs 19 to 21, management has concluded that, under IFRS, Gemalto is considered as the acquirer, for accounting purposes, and Gemplus as the acquired entity. As defined by IFRS 3, the cost of the Gemplus shares acquired following the Contribution In Kind and of the subsequent acquisitions were measured as the aggregate of (i) the market value at the closing dates of the Contribution In Kind and of the subsequent acquisitions and of the new Gemalto shares issued in exchange of Gemplus shares and (ii) any costs directly attributable to the business combination.
A summary of the accounting for this transaction is set out below by reference to the various phases of the transaction.
Phase 1
After the closing of the Contribution in Kind on June 2, 2006, Gemalto and Gemplus management were immediately integrated and the new Group operated as one company. Furthermore Gemalto, owning 43.6% of the Gemplus shares, had become by far the largest shareholder of Gemplus, with no other shareholder or group of shareholders holding more than 7% of Gemplus capital. Therefore, Gemalto was deemed to have obtained effective control of Gemplus.
Gemalto then:
•	recognized at fair value the assets acquired and liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity,
•	recognized a goodwill for the excess of the cost of the business combination over Gemalto’s interest in the net fair value of Gemplus identifiable assets and liabilities and contingent liabilities,
•	measured and recognized the non-controlling interests (56.4%) as the non-controlling interests in the identifiable assets acquired and liabilities assumed.
On the other hand, measurement of the Gemalto’s existing assets and liabilities is not affected by the transaction.

The preliminary allocation of the value of the Combination to the assets acquired and liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity, is as follows:

In million of Euro
(except for number of
shares and share price)
Purchase consideration for 43.6% of Gemplus shares Gemalto share price as of June 02, 2006(1)	23.24
Number of shares issued by Gemalto	21,985,104

Fair Value of acquired shares	510.9
Fair Value of Gemplus’ warrants and stock-options as of June 02, 2006	55.1
Capitalized Acquisition Costs	22.6

Total Purchase Consideration for 43.6% of Gemplus shares	588.6

(1)	The share price corresponds to the mean of the Gemalto share price for the period beginning 2 days before and ending 2 days after June 2, 2006.
Gemalto’s management, assisted by independent, qualified experts, identified and assigned fair values to Gemplus assets and liabilities, as part of the allocation of the value of the Combination.
The preliminary allocation of the value of the Combination is as follows:

In million of Euro
Net Assets acquired (excluding intangibles)
Gemplus net assets acquired as of the date of the acquisition	665.9
Identified intangible assets on the balance sheet	(126.9)

Net Assets acquired (excluding intangibles)	539.0
Minority Interest in Gemplus subsidiaries	(13.6)
Adjustments on Net Assets acquired
Real estate assets	(4.0)
Inventory:
— Revaluation to net realizable value	7.0
— Cancellation of commercial margin related to deferred revenue balance	7.8
Cancellation of commercial margin of deferred maintenance balance	0.4

Total adjustments on Net Assets acquired	11.2
Fair Value of the acquired intangible assets
Existing Technology	81.8
In-Process R&D	20.8
Customer Relationships	22.2
Corporate Name	9.8

Fair Value of the acquired intangible assets	134.6
Deferred tax impacts
Deferred tax liability related to the revaluation of the inventory and to amortizable intangible assets	(45.1)
Deferred tax asset related to identified intangible assets on Gemplus balance sheet, eliminated from the net assets acquired	10.1

Total adjusted net assets, including acquired intangible assets	636.2
Minority interest in adjusted net assets (56.4%) *	(359.2)

Gemalto share of Gemplus adjusted net assets	277.0

Goodwill	311.6

*	Excluding minority interest in Gemplus subsidiaries and assuming all adjustments to Gemplus net assets and all identified intangible assets are allocated to wholly owned subsidiaries of Gemplus.
Compared to the preliminary valuation made as of June 30, 2006, the goodwill was increased by €10.7 million due to adjustments of the fair value of the net assets acquired from Gemplus and acquisition costs.
The intangible assets listed on the balance sheet of Gemplus as of the date of acquisition consist of €91.9 million of goodwill, mainly due to the acquisition of Setec (€60.7 million), €20.8 million of In-Process Research & Development and €14.2 million of other intangible assets. After the elimination of those intangible assets, the book value of the acquired shareholders’ equity including minority interest was €539.0 million.

IFRS 3 requires that work-in-progress and finished goods assumed in connection with this transaction are recognized at net realizable value (i.e. the estimated revenue derived from the future sale of these goods, over the estimated time to sell this inventory — 2.5 to 7 months — less expected selling or distribution costs). Therefore, the value of this inventory in the books of Gemplus on Combination date was adjusted accordingly (step up). In accordance with this requirement, the value of Gemplus inventory (work-in-progress and finished goods) was increased by €14.8 million.
Existing Technology and In-Process R&D were valued using the Relief from Royalty method under the income approach. We estimated the cost of licensing the acquired intangible asset from an independent third party using a royalty rate. Since the company owns the intangible asset, it is relieved from making royalty payments. Then the present value of the resulting cash flow savings in the context of the combined entity was calculated, and attributed to the owned intangible asset.
Customer relationships were valued using the Excess Earnings method under the income approach. It reflects the present value of the projected cash flows that are expected to be generated by the customer relationships in the context of the combined entity, less charges representing the contribution of other assets to those cash flows.
Estimated useful life of the depreciable intangible assets acquired:

		Amortization
Intangible Assets	Fair Value	period
	(In million of Euro)
Existing Technology	81.8	64% until December 2007, 36% over 4 years
In-Process R&D	20.8	3 to 5 years
Customer Relationships	22.2	4 years

Total	124.8
Gemplus corporate name was valued using the market approach: the appraisers analysed some recent transactions in the high-tech industry, for B-to-B products, involving trademarks and considered the price at which the trademarks had been bought. Because the Gemplus trade name ceased to be commercially used as from June 2, 2006, Gemalto Management has decided to impair the asset as of that date.
The detail of assets and liabilities acquired is as follows:

	Historical value as	Fair value as of
	of June 2, 2006	June 2, 2006
	In million of Euro
Non-current assets
Tangible assets	162.6	158.6
Intangible assets	131.6	139.3
Investments in associates	13.7	13.7
Deferred income tax assets	30.9	41.0
Available-for-sale financial assets, net	2.5	2.5
Other non-current assets, net	42.0	42.0

Total non-current assets	383.3	397.1
Current assets
Inventory, net	125.2	140.0
Trade & other receivable, net	216.0	216.0
Derivative financial instruments	5.9	5.9
Cash and cash equivalents	232.7	232.7

Total current assets	579.8	594.6
Total assets	963.1	991.7

Non-current liabilities
Non-current borrowings	24.7	24.7
Deferred income tax liabilities	2.5	47.6
Retirement benefit obligation	21.5	21.5
Non-current provisions and other liabilities	21.5	21.5

Total non-current liabilities	70.2	115.3
Current liabilities

	Historical value as	Fair value as of
	of June 2, 2006	June 2, 2006
	In million of Euro
Trade & other payable	204.7	204.3
Tax liabilities	3.8	3.8
Current borrowings	5.5	5.5
Derivative financial instruments	0.0	0.0
Current provisions and other liabilities	13.0	13.0

Total current liabilities	227.0	226.6

Net assets acquired at 100%	665.9	649.8

Minority interests in Gemplus subsidiaries	(13.6)	(13.6)

Net assets acquired	652.3	636.2

Phase II
Gemalto launched a voluntary public exchange offer on July 11, 2006 for the remaining Gemplus shares at the same exchange ratio of 2 Gemalto’s shares for every 25 Gemplus shares. 51.3% of Gemplus shares were contributed as of August 25, 2006 and 25,958,559 of Gemalto shares were issued.
Gemalto reopened the public exchange offer from September 12, 2006 to November 8, 2006 at the same exchange ratio of 2 Gemalto’s shares for every 25 Gemplus shares. 2.2% of Gemplus shares were contributed and 1,086,546 of Gemalto shares were issued.
In application of the Luxembourg legislation applicable when a company owns more than 90% of the shares, Gemalto launched a statutory sell-out at the same exchange ratio of 2 Gemalto’s shares for every 25 Gemplus shares. 0.9% of Gemplus shares were contributed on December 14, 2006 when the first centralization of shares tendered was available and 473,891 of Gemalto shares were issued.
For these three subsequent acquisitions, the excess of purchase price on share of net assets acquired which was determined as follows was recorded against the share premium of the issued Gemalto capital (amounts in million of Euro):

Total Purchase Consideration for 54.1% of Gemplus shares	538.4
Share of Gemplus net assets acquired	338.0
Amount recorded against Gemalto share premium	200.4
Pro forma
For the preparation of the pro forma information set out below, the contribution in kind was assumed to have occurred on January 1, 2005 instead of June 2, 2006. However, the value of the Combination, and of the adjusted net assets of Gemplus was unchanged, i.e. not adjusted in light of the context and of the value of the assets of Gemplus as of January 1, 2005. As sole exception to this basis of presentation, and for the purpose of determining the additional stock-based compensation resulting from the revaluation at fair value of the obligation assumed by Gemalto in relation to the outstanding Gemplus stock options, a calculation of the estimated fair value of the replacement stock options assumed by Gemalto was carried out on the basis of all the Gemplus stock options existing as of January 1, 2005.
As consequences of these key assumptions:
•	the allocation of the value of the Combination as described in note 4 was made on January 1, 2005 and consequently the amortization of the identified intangible assets (technology, customer relationships) and of the inventory step-up was considered as starting as of that date;
•	the reorganization expenses incurred in the second half of 2006 were assumed to have been incurred in 2005.
•	the one off, Combination related expenses were charged to the pro forma combined income statement of the twelve-month period ended December 31, 2005.

Pro forma result:

	Year ended December 31,
	2005	2006
Revenue	1,724,409	1,698,203
Profit (Loss) for the period	51,584	(23,611)

Note 5 Additional disclosure on the effect of the Combination with Gemplus on our financial statements
Due to the Combination with Gemplus, our financial statements have undergone significant change, due in particular to the accounting treatment of the transaction in accordance with IFRS 3 (see Note 4 above).
As a consequence of the valuation of work-in-progress and finished goods assumed in connection with this transaction at net realizable value, as describe in Note 4 above, subsequent sales of the work-in-progress and finished products carried in Gemplus inventory at the time of the Combination generate a lower margin than if they were manufactured after the acquisition, all other factors being equal. We therefore disclose in our 2006 income statement under a separate line below Cost of Sales the amortization expense related to the revaluation (step-up) of the Gemplus inventory, as described in Note 4, of €15,166.
We also disclose under the line named “Amortization and Impairment of Intangible Assets” the charges related to the write-off of the Gemplus corporate name, for €9,800, and the amortization expense related to the acquired Existing Technology and Customer relationships, determined as per the amortization policy shown in Note 4 above, for €23,582 and €3,238, respectively.
Also we incurred in the last months material expenses in connection with the Combination, which we would not have otherwise incurred. Combination related charges are disclosed on a separate expense line in our 2006 income statement, for an amount of €8,519. They consist of integration related professional services, for €3,608, Gemalto’s new brand and logo creation and worldwide registration, for €864, as well as impairment charges related to capitalized development costs on projects which are redundant as a result of the Combination, for €4,047.
Charges incurred in connection with headcount reductions in the support functions, with the consolidation of manufacturing and office sites (asset write-offs and transfer cost, severance cost, lease termination and building refurbishment cost), as well as the rationalization and harmonization of the product and service portfolio, are disclosed under a line named “Reorganization expenses” and amounted to €19,458 for the period.
Finally, we recorded a charge of €1,884 representing the excess between the acquisition price and the market value as of June 30, 2006 of our investment in a listed company in which Gemalto invested in 2000. Gemalto invested in this company for potential future strategic complementarities, and this company has been a business partner in the US since, procuring smart cards from Gemalto that it bundles with its products and services into digital security solutions. As Gemalto’s Management is considering alternatives for further development, this company, a direct competitor of Gemplus in the US, no longer appears to be the best strategic partner.
Therefore we determined that our initial investment in this company was impaired for €1,884 and the charge was recorded as part of “finance income (expense), net”, of the period (see Note 10).
Note 6 Segment information
Primary reporting format — Business segment
Gemalto’s operations are organized into five business segments: Mobile Communication, Secure Transactions, ID & Security, Public Telephony and Point-of-Sales Terminals (POS Terminals). The five segments are organized in accordance with how Gemalto’s management reviews business performance and allocates resources. The following tables present Gemalto’s revenue, gross profit, and operating expenses by segment:
ID & Security’s income statement includes the revenue, gross and operating margins derived from the licensing of the Group’s patent portfolio.

	Year ended December 31, 2005
	Mobile	Secure	ID &	Public	Point-of-Sale
	Communication	Transactions	Security*	Telephony	Terminals	Gemalto
Revenue	478,243	163,836	59,324	31,112	60,087	792,602
Cost of sales	(309,481)	(123,476)	(32,335)	(27,026)	(44,152)	(536,470)
Amortization of inventory step-up	—	—	—	—	—	—

Gross profit	168,762	40,360	26,989	4,086	15,935	256,132
Operating expenses	(109,868)	(38,092)	(25,635)	(5,020)	(13,848)	(192,463)
Other income, net	(887)	(235)	(133)	354	612	(289)
Combination related expenses	—	—	—	—	—	—
Reorganization expenses	—	—	—	—	—	—
Amortization and impairment of intangible assets	—	—	—	—	—	—

Operating income (loss)	58,007	2,033	1,221	(580)	2,699	63,380
Finance income (expenses), net						1,076
Share of profit/(loss) of associates						967

Profit before income tax						65,423
Income tax expense						(18,389)

Profit for the year						47,034

*	Includes revenue derived from the Group’s patent licensing activities for €20.0 million.

	Year ended December 31, 2006
	Mobile	Secure	ID &	Public	Point-of-Sale
	Communication	Transactions	Security *	Telephony	Terminals	Gemalto
Revenue	766,887	306,131	157,128	38,810	50,436	1,319,392
Cost of sales	(522,231)	(244,257)	(95,507)	(34,430)	(38,302)	(934,727)
Amortization of inventory step-up	(10,920)	(3,246)	(1,000)	—	—	(15,166)

Gross profit	233,736	58,628	60,621	4,380	12,134	369,499
Operating expenses	(190,994)	(68,034)	(57,354)	(5,122)	(13,629)	(335,133)
Other income, net	(2,010)	(1,098)	(515)	(262)	(48)	(3,933)
Combination related expenses	(5,572)	(2,256)	(554)	(137)	—	(8,519)
Reorganization expenses	(12,100)	(4,397)	(2,251)	(659)	(51)	(19,458)
Amortization and impairment of intangible assets	(23,554)	(6,701)	(6,365)	—	—	(36,620)

Operating income (loss)	(391)	(23,817)	(6,396)	(1,795)	(1,765)	(34,164)
Finance income (expenses), net						4,355
Share of profit/(loss) of associates						(1,091)

Loss before income tax						(30,900)
Income tax expense						(42,494)

Loss for the year						(73,394)

*	Includes revenue derived from the Group’s patent licensing activities for €27.1 million.
The Company allocates assets and liabilities to the five business segments for goodwill impairment test purposes only (see note 8). Consequently, such information, which is not used by management to evaluate segment performance on a regular basis, is not disclosed.
Secondary reporting format — Geographic areas
The table below shows revenue attributed to geographic areas, on the basis of the location of the customer:

	Year ended December 31,
	2005	2006
North and South America	195,002	295,896
Europe, Middle East and Africa	432,756	731,749
Asia	164,844	291,747

Total revenue	792,602	1,319,392

Long-lived assets by geographic areas:
Due to the nature of its activity and the global organization of its production, the Company does not allocate long-lived assets to geographic areas.
Note 7 Property, plant and equipment
Property, plant and equipment (net) consist of the following:

				Total property,
		Buildings and	Machinery and	plant and
	Land	improvements	equipment	equipment
Gross book value as of January 1, 2005	1,424	56,553	181,694	239,671
Additions *	—	5,510	21,640	27,150
Disposals	—	(1,120)	(15,251)	(16,371)
Currency translation adjustment	—	1,946	12,421	14,367

Gross book value as of December 31, 2005	1,424	62,889	200,504	264,817

Accumulated depreciation as of January 1, 2005	—	(32,910)	(125,531)	(158,441)
Depreciation charge	—	(4,723)	(20,662)	(25,385)
Disposals	—	1,106	14,497	15,603
Transfer **	—	(14)	(134)	(148)
Currency translation adjustment	—	(1,179)	(8,683)	(9,862)

Accumulated depreciation as of December 31, 2005	—	(37,720)	(140,513)	(178,233)

Net book value as of December 31, 2005	1,424	25,169	59,991	86,584

*	Includes fixed assets revaluation resulting from the purchase of minority interest in HSTE amounting to €1,441.

**	Includes transfer of fixed assets from a company accounted for according to equity method to a fully consolidated entity.

				Total property,
		Buildings and	Machinery and	plant and
	Land	improvements	equipment	equipment
Gross book value as of January 1, 2006	1,424	62,889	200,504	264,817
Acquisition of subsidiary (see note 4)	5,451	155,368	312,438	473,257
Additions	—	12,381	37,148	49,529
Disposals	(444)	(13,563)	(18,247)	(32,254)
Currency translation adjustment	34	(2,005)	(8,675)	(10,646)

Gross book value as of December 31, 2006	6,465	215,070	523,168	744,703

Accumulated depreciation as of January 1, 2006	—	(37,720)	(140,513)	(178,233)
Acquisition of subsidiary (see note 4)	—	(72,357)	(242,569)	(314,926)
Depreciation charge	—	(12,932)	(35,344)	(48,276)
Disposals	—	13,563	17,230	30,793
Transfer *	—	—	(425)	(425)
Currency translation adjustment	—	2,246	7,685	9,931

Accumulated depreciation as of December 31, 2006	—	(107,200)	(393,936)	(501,136)

Net book value as of December 31, 2006	6,465	107,870	129,232	243,567

*	Includes transfer of fixed assets from a company accounted for according to equity method to a fully consolidated entity.
For the year ended December 31, 2005, depreciation expense of €22,310 was recorded in cost of sales, €706 in research and engineering expenses, €396 in sales and marketing expenses, €1,112 in general and administrative expenses, and €861 in other income (expense), net.
For the year ended December 31, 2006, depreciation expense of €38,222 was recorded in cost of sales, €2,953 in research and engineering expenses, €1,893 in sales and marketing expenses, €3,869 in general and administrative expenses and €1,338 in other income (expense), net.

Capitalized leases included in Property, Plant and Equipment above, are as follows:

	Year ended December 31,
	2005	2006
Gross book value	13,922	81,357
Accumulated depreciation	(11,437)	(27,106)

Net book value	2,484	54,250

Capitalized leases consist mostly of two lease contracts related to production facilities in France. They also include a lease of POS Terminals in relation with the sale of these products on a recourse basis to a French financial institution.
Note 8 Goodwill and intangible assets
Goodwill and intangible assets consist of the following:

			Deferred
		Patents and	development
	Goodwill	technology	costs	Other	Total
Gross book value as of January 1, 2005	241,287	154,835	3,125	7,876	407,123
Additions	1,314	—	1,430	2,705	5,449
Disposals	—	—	—	(125)	(125)
Currency translation adjustment	4,435	—	—	—	4,435

Gross book value as of December 31, 2005	247,036	154,835	4,555	10,456	416,882

Accumulated amortization as of January 1, 2005	(12,474)	(139,034)	(1,040)	(6,242)	(158,790)
Amortization charge	—	(2,848)	(589)	(1,731)	(5,168)
Disposals	—	—	—	2	2
Currency translation adjustment	(1,129)	—	—	—	(1,129)

Accumulated amortization as of December 31, 2005	(13,603)	(141,882)	(1,629)	(7,971)	(165,085)

Net book value as of December 31, 2005	233,433	12,953	2,926	2,485	251,797

			Deferred
		Patents and	development
	Goodwill	technology	costs	Other	Total
Gross book value as of January 1, 2006	247,036	154,835	4,555	10,456	416,882
Acquisition of subsidiary (see note 4)	311,593	98,139	58,203	60,022	527,957
Additions	1,344	31	4,279	3,183	8,837
Disposals	—	—	(763)	(1,121)	(1,884)
Currency translation adjustment	(3,339)	(6)	(73)	(41)	(3,459)

Gross book value as of December 31, 2006	556,634	252,999	66,201	72,499	948,333

Accumulated amortization as of January 1, 2006	(13,603)	(141,882)	(1,629)	(7,971)	(165,085)
Acquisition of subsidiary (see note 4)	—	(6,345)	(37,368)	(33,255)	(76,968)
Amortization charge	—	(35,996)	(4,476)	(7,910)	(48,382)
Disposals	—	—	—	750	750
Currency translation adjustment	872	29	—	(13)	888

Accumulated amortization as of December 31, 2006	(12,731)	(184,194)	(43,473)	(48,399)	(288,797)

Net book value as of December 31, 2006	543,903	68,805	22,728	24,100	659,536

For the year ended December 31, 2005, amortization expense of €4,756 was charged to cost of sales, €245 was recorded in research and engineering expenses and €167 was recorded in general and administrative expenses. For the year ended December 31, 2006, amortization expense of €20,402 was charged to cost of sales, €10,905 was recorded in research and engineering expenses, €4,894 was recorded in selling and marketing expenses and €12,181 was recorded in general and administrative expenses.
Goodwill impairment test
Following the Combination with Gemplus, the Company has reorganized its operations and reporting structure into five business segments: Mobile Communication, Secure Transactions, ID & Security, Public Telephony and Point-of-Sales (POS) Terminals. Long-range planning, operating performance measurement and resource allocation are carried out by management on the basis of this structure. The management structure implemented after the Combination with Gemplus is different from the previous structure in place in Gemalto. Consequently, historical goodwill has been reallocated to the five segments and cash generating units. Goodwill acquired from the business Combination with Gemplus has been allocated to those cash generating units on the basis of their expected contribution to the operating profits of the Group, pursuant to management three-year plan. Because the expected future contribution from Public Telephony is not significant, due to the declining market in which the segment operates, and because Gemplus had no activity at all in POS Terminals, the goodwill resulting from the Gemplus acquisition has been allocated to the Mobile Communication, Secure Transactions and ID & Security segments.
Therefore, Mobile Communication, Secure Transactions and ID & Security are the cash generating units that include in their carrying value, a goodwill that is a significant proportion of the total goodwill reported by Gemalto, for €319 million, €110 million, €108 million respectively.
The recoverable amount of the cash generating units is determined based on projected cash flows before tax derived from management three-year plan as of the date the review was carried out. Cash flows beyond the three-year period are extrapolated using a growth rate, which does not exceed the average growth rate for the industry in which Gemalto operates. The discount rate used in this calculation is the weighted average cost of capital used by the Company, estimated at 13,3% before tax in 2006.
No impairment charge was recognized in 2005 or 2006.
Note 9 Investments in associates
Investments in associates consist of the following:

	Year ended December 31,
	2005	2006
Investments as of beginning of period	3,836	5,884
Acquisition of subsidiary (see note 4)	—	13,679
Acquisitions	842	1,000
Share of profit/(loss)	967	(1,092)
Disposals	(33)	(83)
Currency translation adjustment	318	(293)
Other movements	(46)	(752)

Investments as of end of period	5,884	18,343

In 2006, Gemplus contributed to capital the loan that it formerly held on its associate Netsize.
The Company’s investment in associates includes goodwill (net of any impairment loss) identified on acquisition. As of December 31, 2006 and 2005, the net book value of goodwill in associates amounted to € 5,362.
Gemalto’s associates aggregated key data were as follows (in total):

	Associates’ Total
Year	Assets	Liabilities	Revenue	Profit/(loss)
2005	25,927	8,961	18,578	2,785
2006	109,365	73,237	162,737	(2,855)
Note 10 Available-for-sale financial assets
Available-for-sales financial assets consist of the following:

	Year ended December 31,
	2005	2006
Available-for-sale financial assets as of beginning of period	1,142	531
Acquisition of subsidiary (see note 4)	—	2,469
Additions	—	—
Net gains or losses transferred to/from equity	(746)	6,272
Impairment charge	—	(2,149)
Disposals	—	(833)
Other movement	—	1,175
Currency translation adjustment	135	(64)

Available-for-sale financial assets as of end of period	531	7,401

Net gains transferred to equity relates to the revaluation of an investment for €4,388 and net losses transferred from equity relates primarily to the €1,884 impairment charge booked in connection with the Combination with Gemplus (see note 5).
In 2006, investments in Solomio and Elisa (two available-for-sale financial assets of Gemplus) were disposed of. The amount of €1,175 shown in “other movement” relates to the transfer into available-for-sale financial assets of an investment carried in “Investments in associates” following the decrease of percentage of ownership in this investment.
Note 11 Other non-current assets
Other non-current assets consist of the following:

	Year ended December 31,
	2005	2006*
Loan receivable from former Gemplus board chairman (net of €69,620 provision, see note 32)	—	9,145
Research tax credit	1,599	9,906
Long term deposits	845	2,719
Entrustment loan (see note 31)	—	1,938
Tax receivable	—	928
Other	194	1,274

Total	2,638	25,910

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
Note 12 Inventories
Inventories consist of the following:

	Year ended December 31,
	2005	2006*
Gross book value**
Raw materials and spares	33,279	63,659
Work in progress	36,897	96,169
Finished goods	20,208	37,631

Total	90,384	197,459

Obsolescence and excess reserve
Raw materials and spares	(5,908)	(10,397)
Work in progress	(2,694)	(5,625)
Finished goods	(2,917)	(3,544)

Total	(11,519)	(19,566)

Net book value	78,865	177,893

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

**	€24,015 was reclassed in 2005 from raw material and spares to work in progress and €2,864 from raw material and spares to finished goods.

Note 13 Trade and other receivables
Trade and other receivables consist of the following:

	Year ended December 31,
	2005	2006*
Trade receivables	167,651	355,500
Provision for impairment of receivables	(7,720)	(14,534)

Trade receivables net	159,931	340,966
Prepaid expenses	7,086	12,437
VAT recoverable and tax receivable(1)	15,022	64,410
Advances to suppliers	3,610	7,198
Unbilled revenue	3,577	13,742
Other	5,933	8,409

Total	195,159	447,162

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

(1)	including a carry-back receivable from the French tax authorities amounting to €21,251 for 2006.
There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.
Gemalto has recognized a net bad debt expense of €4,305 during the year ended December 31, 2006. For the year ended December 31, 2005, a net profit amounting to €1,564 had been recognized following the collection of previously impaired receivables. The profit and the charge were recorded in sales and marketing expenses in the income statement.
Unbilled revenue relates mainly to contract with governmental bodies in the ID & Security segment, the revenue of which has increased significantly in 2006.
Note 14 Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Year ended December 31,
	2005	2006*
Cash at bank and in hand	28,337	87,146
Short-term bank deposits and investment funds	190,758	343,180

Total	219,095	430,326

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
The average effective interest rate on short-term deposits was 4.08% in 2006 (3.12% in 2005). These deposits are invested in the form of overnight and fixed term deposit s or in money market funds.
The amount of cash and bank overdrafts shown in the cash flow statement is net of bank overdrafts as reconciled below:

	Year ended December 31,
	2005	2006*
Cash and cash equivalents	219,095	430,326
Bank overdrafts	—	(729)

Total	219,095	429,597

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
Note 15 Borrowings
Borrowings consist of the following:

	Year ended December 31,
	2005	2006*
Non-current portion
Syndicated bank loan	5,837	4,427
Long term loans	—	853
Finance lease liabilities	—	21,150

Total	5,837	26,430
Current portion
Short term loans	481	889
Bank overdraft	—	730
Finance lease liabilities	1,070	6,167

Total	1,551	7,786

Total	7,388	34,216

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
The Group has a syndicated bank loan facility of USD250.0 million (equivalent to €190.0 million, based on the USD/EUR accounting exchange rate as of December 31, 2006), which has a maturity date on August 24, 2011. As of December 31, 2006, the undrawn portion of the syndicated loan amounted to USD244.1 million, i.e. €185.5 million (USD243.1 million, i.e. €205.5 at December 31, 2005). The €4,427 (equivalent to GBP 3.0 million) amount outstanding as of December 31, 2006 consists of a revolving facility denominated in British Pounds, with short-term maturity.
The carrying amount of Gemalto’s borrowings are denominated in the following currencies:

	Year ended December 31,
	2005	2006*
EUR	1,070	29,328
GBP	5,837	4,427
USD	467	—
SEK	—	461
BRL	14	—

Total	7,388	34,216

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
The nominal interest rates as of the end of 2005 and 2006 were the following:

	2005
	EURO	GBP	SEK
Syndicated bank loan	—	4.89%	—
Finance lease liabilities	3.37%	—	—

	2006
	EURO	GBP	SEK
Long term loans	—	—	4.54%
Short term loans and bank overdrafts	4.48%	—	—
Syndicated bank loan	—	5.75%	—
Finance lease liabilities	4.66%	—	—

Finance lease liabilities are as follows:

	Year ended December 31,
	2005	2006*
Finance lease liabilities — minimum lease payments
Not later than 1 year	1,135	7,349
Later than 1 year and not later than 5 years	—	17,750
Later than 5 years	—	6,111

	1,135	31,210
Future finance charges on finance leases	(65)	(3,893)

Present value of finance lease liabilities	1,070	27,317

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
The present value of finance lease liabilities is a follows:

	Year ended December 31,
	2005	2006*
Not later than 1 year	1,070	6,167
Later than 1 year and not later than 5 years	—	15,429
Later than 5 years	—	5,721

	1,070	27,317

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
Note 16 Pension and other benefit plans
The Company operates its principal defined benefit plans in France and in the United Kingdom.
In France, the Company contributes to the national pension system and other compulsory plans. Pursuant to applicable French law and labor agreements in force in the industry, a lump-sum payment is made to employees upon retirement (“Indemnités de fin de carrière” or IFC). The amount depends on the length of service on the date the employee reaches retirement age. A lump-sum payment is also made after respectively 20, 30 and 40 years of service.
The defined benefit plan that the Company operates in the United Kingdom was closed to new members in August 2004. Other less significant defined benefit plans are applied in other countries such as Finland, Mexico and Germany.
Actuarial evaluations have been performed at December 31, 2006 and 2005.

	Year ended December 31,
	2005	2006
Retirement benefit obligation liability by country
France	14,097	18,131
UK	—	13,237
Other countries	411	1,904

Total	14,508	33,272

Following the adoption by the Company of the amendment to IAS 19, effective January 1, 2006, actuarial gains and losses are charged or credited to equity in the period in which they arise. Cumulative actuarial losses as of January 1, 2005 were recognized directly within shareholders’ equity for €53.

The amounts recognized in the income statement are the following:

	Year ended December 31,
	2005	2006
Income statement charge
Current year service cost	795	1,864
Past service cost	(12)	(12)
Interest cost	507	1,943
Expected return on plan assets	(4)	(1,006)
Gain on curtailment	—	(814)

Total pension costs	1,286	1,975
The actual return on plan assets amounted to €833 in 2006 and €(1) in 2005.
The amounts recognized in the income statement by country are as follows:

	Year ended December 31,
	2005	2006
Income statement charge by country
France	1,233	675
UK	—	929
Other countries	53	371

Total	1,286	1,975

The following table sets forth the funded status of defined benefit plans by country:

	Year ended December 31, 2005
			Other
	France	UK	Countries	2005
Projected benefit obligation	13,845	—	495	14,340
Plan assets at fair value	—	—	84	84

Projected benefit obligation in excess of plan assets	13,845	—	411	14,256

Past service costs	252	—	—	252

Retirement benefit obligation liability	14,097	—	411	14,508

	Year ended December 31, 2006
			Other
	France	UK	Countries	2006
Projected benefit obligation	17,891	40,319	4,252	62,462
Plan assets at fair value	—	27,082	2,348	29,430

Projected benefit obligation in excess of plan assets	17,891	13,237	1,904	33,032

Past service costs	240	—	—	240

Retirement benefit obligation liability	18,131	13,237	1,904	33,272
In France, the regulations do not provide for any obligation to fund the liability arising from IFC (“Indemnités de fin de carrière”) which are lump sum payments made to employees upon their retirement.
In the United Kingdom, plan assets are comprised of 60% of equity securities and 40% of corporate bonds. The Pensions Act 2004 in the United Kingdom requires that the employer and pension scheme trustees agree and submit a funding plan to the Pension Regulator within 15 months of the valuation date for all schemes showing an asset deficit. Accordingly, management and the Trustees have entered into discussions to that effect and should agree on a funding plan for the deficit in the course of 2007.

The movement in the projected benefit obligation over the year is as follows:

	Year ended December 31,
	2005	2006
Beginning of period	12,475	14,340
Service cost	795	1,864
Interest cost	507	1,943
Acquisition of subsidiary (see note 4)	—	49,227
Plan participants’ contribution	—	213
Actuarial (gain) and loss	797	(2,806)
Benefits paid	(234)	(2,024)
Gain on curtailment	—	(814)
Currency translation adjustment	—	519

End of period	14,340	62,462
The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2005	2006
Beginning of period	84	84
Actual return on plan assets	(1)	833
Employer contribution	1	889
Plan participants’ contribution	—	213
Benefits paid	—	(580)
Acquisition of subsidiary (see note 4)	—	27,679
Currency translation adjustment	—	312

End of period	84	29,430
The main actuarial assumptions used were the following:

	Year ended December 31,
	2005	2006
France:
Discount rate	4.20%	4.50%
Future salary increase	3.00%	3.00%
Inflation rate	2.00%	2.00%
UK:
Discount rate	N/A	5.20%
Future salary increase	N/A	3.50%
Expected rate of return on plan assets	N/A	6.62%
Inflation rate	N/A	2.50% — 3.00%
For the calculations of projected benefit obligation, our actuaries have used the 1992 series of mortality tables with projections to 2026 for active members, to 2018 for deferred pensioners and to 2006 for existing pensioners. For the calculations of the French plan, our actuaries have used the INSEE’s mortality table “TV/TD 2002”.
Note 17 Non-current provisions and other liabilities
Non-current provisions and other liabilities consist of the following:

	Year ended December 31,
	2005	2006*
Non-current provisions	8,558	21,206
Other liabilities	—	12,020

Total	8,558	33,226

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

Variation analysis of the non-current provisions is as follows:

	Warranty		Def. Comp.
	Non-current	Litigation	and empl. benefits	Other	Total
As of January 1, 2005	1,321	1,559	164	8,881	11,925
Charged to income statement:
Additional provisions	—	979	97	2,243	3,319
Unused amount reversed	(125)	(897)	(8)	(2,715)	(3,745)
Used during the year	(135)	(478)	—	(2,454)	(3,067)
Currency translation adjustment	(252)	133	2	243	126

As of December 31, 2005	809	1,296	255	6,198	8,558

				Def. Comp.
	Warranty		Reorg.	and empl.	Tax	Prov. for
	Non-current	Litigation	reserve	benefits	claims	other risks	Other	Total
As of January 1, 2006	809	1,296	—	255	—	3,949	2,249	8,558
Acquisition of a subsidiary (see note 4)	1,476	—	1,038	—	7,023	—	567	10,104
Additional provisions	2,645	1,220	2,587	73	2,015	2,338	1,299	12,177
Unused amount reversed	(301)	(1,922)	—	—	(609)	(400)	—	(3,232)
Used during the year	(1,372)	(561)	(442)	(1)	(2,945)	(373)	(526)	(6,220)
Currency translation adjustment	(8)	(33)	—	—	—	(78)	(62)	(181)

As of December 31, 2006	3,249	—	3,183	327	5,484	5,436	3,527	21,206

Other non-current liabilities consist of the following:

	Year ended December 31,
	2005	2006*
Management compensation(1)	—	9,145
Unrecognized government grants	—	2,875

Total	—	12,020

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

(1)	Management compensation relates to former Gemplus Board chairman termination package conditioned to the refund of a loan granted to him by Gemplus in 2000 (see note 32).
Note 18 Trade and other payables
Trade and other payables consist of the following:

	Year ended December 31,
	2005	2006*
Trade payables	106,943	160,745
Employee related payables	52,521	100,380
Accrued expenses	27,839	76,222
Accrued VAT	9,877	30,423
Deferred revenue	26,456	49,501
Other	4,515	13,005

Total	228,151	430,276

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
Note 19 Derivative Financial instruments
As exposed in note 3 Financial risk management, Gemalto enters into foreign exchange contracts as cash flow hedges and hedges of balance sheet items in order to manage its foreign currency exposure incurred in the normal course of business.

The following table is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts converted to Euro at year end closing rates).
•	In the amounts reported below:

•	Hedging positions in parentheses indicate the Company’s forward commitment or option to sell the currency against the Euro;

•	Other hedging positions indicate the Company’s forward commitment or option to buy the currency against the Euro.

	Year ended December 31,
	2005				2006
	USD	GBP	JPY	SGD	USD	GBP	JPY	SGD
Hedging positions(1)
Forward contracts	(79,000)	—	—	—	(26,211)	(5,363)	(12,034)	2,238
Option contracts(2)	—	—	—	—	(101,839)	(6,513)	(10,347)	817

Total	(79,000)	—	—	—	(128,050)	(11,876)	(22,381)	3,055

(1)	Financial instruments that hedge the Company’s commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(2)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the Euro.
Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount converted to Euro at year end closing rates). As of December 31, 2006, Gemalto disqualified derivative financial instruments for a total notional amount of €33 million, as revised underlying exposure at year end had decreased compared with the forecast prepared earlier in the year when these instruments were purchased.

	Year ended December 31,
	2005				2006
	USD	GBP	JPY	SGD	USD	GBP	JPY	SGD
Forward contracts	(9,000)	—	—	—	(21,034)	—	—	—
Option contracts	—	—	—	—	(12,274)	—	—	—

Total	(9,000)	—	—	—	(33,308)	—	—	—

The fair value of the Company’s financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments” and consists of the following:

	Year ended December 31,
	2005		2006 *
	Assets	Liabilities	Assets	Liabilities
Forward foreign exchange contracts — cash flow hedge under IAS 39	—	7,220	749	178
Forward foreign exchange contracts — financial instruments not qualifying as cash flow hedge under IAS 39(1)	—	513	1,964	—
Option foreign exchange contracts — cash flow hedge under IAS 39	—		3,694	102

Total	—	7,733	6,407	280

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

(1)	Including hedges of balance sheet items (fair value hedges)
As at December 31, 2006, Gemalto had unrecognized pre-tax gains of €3.2 million that were recorded under “Fair value and other reserves”. This amount would be reclassified as a credit to sales over the next twelve month, if during the period market conditions would not change.

The effective portion of our cash flow hedges generated a €2.6 million net gain in 2006 (€1.5 million net gain in 2005), recorded in the income statement as a credit of €5.3 million to sales and a debit of €2.7 million to cost of sales. Non-qualifying foreign exchange transactions and the ineffective portion of our cash flow hedges generated a €2.1 million charge (€2.1 million charge in 2005), and are included Finance income (expense), net.
Note 20 Provisions and other liabilities — Current
Provisions and other liabilities — Current consist of the following:

	Year ended December 31,
	2005	2006 *
POS Terminals operating lease	2,220	508
Warranty — Current	2,797	5,762
Provision for loss on contracts	415	1,041
Provision for lease cancellation costs	—	1,643
Restructuring provisions	—	1,275
Other	—	5,196

Total	5,432	15,425

*	Balances shown for 2006 represent the value of assets or liabilities of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
No significant releases of unused provision were made in 2006, nor in 2005.
Note 21 Revenue
Revenue by category are analyzed as follows:

	Year ended December 31,
	2005	2006 *
Sales of goods	749,485	1,201,694
Revenue from services	15,047	67,919
Other(1)	28,070	49,779

Total revenue	792,602	1,319,392

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

(1)	“Other” include mainly the revenue derived from Gemalto patent licensing activities, postage and freight on goods sold charged to customers as well as gains and losses on certain cash-flow hedge instruments.
Note 22 Costs of sales and operating expenses by nature
The costs of sales and operating expenses by nature are as follows:

	Year ended December 31,
	2005	2006 *
Depreciation, amortization and impairment charges	27,871	58,373
Amortization and impairment charges relating to the accounting treatment of the combination	—	60,660
Employee compensation and benefit expense (see Note 23)	210,749	387,997
Change in inventories (finished goods and work in progress)	12,900	(3,392)
Raw materials used and consumables	300,143	563,121
Freight and transportation costs	23,466	43,100
Travel costs	19,898	32,410
Buildings and office leases	30,387	59,491
Royalties, legal and professional fees	34,794	56,191
Subcontracting and temporary workforce	35,605	64,921
Other	33,409	30,683

Total expenses	729,222	1,353,556

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

Note 23 Employee compensation and benefit expense

	Year ended December 31,
	2005	2006 *
Wages and salaries(including severance costs incurred in 2006 and recorded in reorganization expenses)	177,400	312,965
Pension — Defined benefit plans(1)	782	1,038
Pension — Defined contribution plans	11,470	16,455
Stock options and Employee stock purchase plan	3,413	10,497
Other	17,684	47,042

Employee benefit expense	210,749	387,997

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

(1)	Includes mainly the annual charge related to the French IFC (“Indemnités de fin de carrière”), which are lump sum payments made to French employees upon their retirement, and the annual charge related to the defined benefit plan operated by the Company in the United Kingdom.
Note 24 Stock compensation plan
Gemalto has established a Global Equity Incentive Plan (« GEIP ») for its employees, approved by the General Meetings of Shareholders held on March 18, 2004 and April 21, 2004.
Stock option plans
The GEIP authorizes the Company to grant to employees over the duration of the plan (ending on April 21, 2014) the right to acquire total of 7 million ordinary shares of Gemalto N.V. . The Board of Directors of Gemalto N.V. , in its meeting of April 2, 2004, approved the main terms and conditions of the 2004 option grant under the GEIP and authorized to grant options to buy or subscribe for 3,300,000 ordinary shares with an exercise price equal to the initial listing price, i.e. 14.80 Euro per share. 3,196,000 stock options were granted in May 2004. 5,000 stock options were granted in December 2004 at market price, i.e. 18.21 Euro per share. The vesting schedule differs, depending of the country of employment of the optionee, and varies from a 25% vesting per year over 4 years to a cliff vesting at the end of the 4 year period.
The fair value of each grant is estimated on the date of grant using the Black & Scholes option-pricing model. For the stock options granted in May 2004, the following assumptions were used: no dividend, expected volatility of 25%, risk-free interest rate of 3%, and expected option life of 4.13 years. For the stock options granted in December 2004, the assumptions were: no dividend, expected volatility of 25%, risk-free interest rate of 3%, and expected option life of 3 years.
In 2005, the Board of Directors of Gemalto N.V. approved the main terms and conditions of two grants. 15,000 shares were granted in June 2005 at market price, i.e. 22.41 Euro per share and 685,000 shares were granted in September 2005 at market price, i.e. 30.65 Euro per share. The vesting schedule differs, depending of the country of employment of the optionee, and varies from a 25% vesting per year over 4 years to a cliff vesting at the end of the 4 year period.
For the stock options granted in June 2005, the following assumptions were used: no dividend, expected volatility of 27%, risk-free interest rate of 3%, and expected option life of 4.5 years. For the stock options granted in September 2005, the assumptions were: no dividend, expected volatility of 28%, risk-free interest rate of 2.8%, and expected option life of 4.12 years.
In the income statement for the period ended December 31, 2005, a compensation expense of €3,088 corresponding to the amortization of the fair value for the full year, was recorded for €399 in cost of sales, €204 in research and engineering expenses, €780 in sales and marketing expenses and €1,705 in general and administrative expenses.
In 2006, the Board of Directors of Gemalto N.V. approved the main terms and conditions of the following grant: 1,600,000 shares granted in June 2006 at market price, i.e. 23.10 Euro per share. The vesting schedule differs, depending of the country of employment of the optionee, and varies from a full vesting after 18 months to a cliff vesting at the end of the 4 year period.
For the stock options granted in June 2006, the following assumptions were used: no dividend, expected volatility of 36%, risk-free interest rate of 3.8%, and expected option life of 3.7 years.

Volatility was determined by calculating the historical volatility of the Company’s share price returns over the last 360 market-days prior to grant date, when enough historical data were available.
Pursuant to the undertaking under article 3.3(a) of the Combination Agreement between Gemalto N.V. and Gemplus International S.A. signed on December 6, 2005, Gemalto guarantees to the Gemplus stock option holders the right to exchange their future shares of Gemplus common stock for shares of Gemalto common stock, on the basis of the exchange ratio of the public exchange offer (i.e. 25 Gemplus shares for 2 Gemalto shares). Furthermore Gemalto took also the commitment to offer, where it is legally possible and feasible in tax neutral environment, an exchange of Gemplus International S.A. stock options for Gemalto stock options.
The following table summarizes information with respect to Gemplus stock options outstanding as of June 2, 2006 and December 31, 2006. The initial numbers and exercise prices of the options for GISA and Gemplus S.A. shares granted to Gemplus stock-options holders have been adjusted for the €0.26 distribution of available reserves to the Gemplus shareholders, and converted at the ratio of the public exchange offer (i.e. 25 Gemplus shares for 2 Gemalto shares).

		Number of options	Number of options
		outstanding as of June 2,	outstanding as of
Grant date	Exercise Price	2006	December 31, 2006
17-Dec-97	21.34	43,589	43,300
17-Dec-97	18.88	84,087	84,087
22-Apr-99	28.58	562,087	540,884
22-Apr-99	25.25	80,200	77,530
22-Apr-99	43.88	35,989	34,500
22-Apr-99	38.75	5,425	5,425
27-Jul-00	38.75	462,685	455,789
27-Jul-00	38.75	45,208	45,208
8-Dec-00	66.25	137,400	117,775
13-Jun-01	45.75	420	420
13-Jun-01	47.38	15,672	14,109
14-Sep-01	32.00	30,972	30,972
22-Oct-01	31.63	723	723
3-Dec-01	35.00	3,165	3,165
3-Dec-01	35.13	1,130	4,521
31-Jan-02	28.75	2,260	2,260
31-Jan-02	29.50	7,767	7,767
14-Apr-02	15.63	90,416	90,416
29-Jul-02	12.50	1,130	1,130
29-Jul-02	14.13	10,240	9,042
29-Aug-02	9.25	723,328	723,328
29-Aug-02	24.88	361,664	361,664
12-Oct-02	12.38	913,274	773,347
29-Apr-03	10.50	4,521	4,521
2-Jun-03	14.13	1,808	1,808
10-Jul-03	13.75	18,083	18,083
22-Jul-03	15.50	19,005	18,276
14-Aug-03	13.50	135,624	131,103
14-Aug-03	9.13	180,832	180,832
1-Oct-03	16.75	541,893	530,064
1-Oct-03	16.38	3,617	3,617
1-Oct-03	16.13	305,523	278,052
21-Apr-04	20.13	13,562	13,562
21-Apr-04	16.00	36,166	36,166
21-Apr-04	19.75	90,416	90,416
1-Jun-04	17.38	90,416	90,416
3-Nov-04	18.25	49,729	49,729
18-Apr-05	20.13	36,166	36,166
23-May-05	19.13	113,924	113,924
23-May-05	22.00	406,872	406,872
27-May-05	19.50	352,616	330,750

		Number of options	Number of options
		outstanding as of June 2,	outstanding as of
Grant date	Exercise Price	2006	December 31, 2006
25-Aug-05	22.00	3,526	3,526
26-Aug-05	22.25	36,166	36,166
10-Apr-06	27.50	9,042	9,042
16-May-06	24.25	4,069	4,069

		6,081,450	5,823,565

The fair value of each grant has been calculated as of June 2, 2006. It is estimated on the date of grant using the Black & Scholes option-pricing model. The following average parameters were used: no dividend, volatility of 32% and risk-free interest rate from 3.71% to 3.97%. Options typically vest in equal amounts over a period of three to four years.
In the income statement for the period ended December 31, 2006, a compensation expense of €10,497 corresponding to the amortization of the fair value of the outstanding stock options was recorded for €1,442 in cost of sales, €395 in research and engineering expenses, €2,812 in sales and marketing expenses and €5,848 in general and administrative expenses.
Movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	Year ended December 31,
	2005		2006
	Average	Outstanding	Average	Outstanding
	exercise price	options	exercise price	options
Beginning of period	14.81	3,201,000	17.75	3,721,908
Granted	30.47	700,000	23.10	1,600,000
Outstanding Gemplus options as of June 2, 2006 (see table above)	—	—	20.62	6,081,450
Forfeited	14.80	(99,750)	27.14	(133,697)
Exercised	14.80	(79,342)	13.61	(260,997)

End of period	17.75	3,721,908	20.10	11,008,665
As of December 31, 2006, the average remaining life of the 11,008,665 outstanding options was 6.9 years, and 8.6 years as of December 31, 2005 for the 3,721,908 options.
Share options outstanding at the end of the period have the following expiry date and exercise prices:

	Year ended December 31,
	2005		2006
	Average	Outstanding	Average	Outstanding
Expiry Date	exercise price	options	exercise price	options
2007			19.71	127,387
2009			29.07	658,339
2010			43.98	618,772
2011			36.56	53,910
2012			13.77	1,968,954
2013			14.96	1,166,356
2014	14.81	3,021,908	15.13	3,174,431
2015	30.47	700,000	24.90	1,627,406
2016			23.13	1,613,110

		3,721,908		11,008,665
Out of the 11,008,665 above-mentioned outstanding options as of December 31, 2006, a total of 5,094,397 are exercisable at a 20.62 Euro average exercise price.

Employee Stock Purchase plan
In the period from May 4, 2004 to May 14, 2004, Gemalto employees were offered the opportunity to buy Gemalto shares at a price 15% below the initial listing price, up to a limit of €20 per employee. 445,668 ordinary shares were subscribed by the employees at 12.58 Euro per share.
In the period from June 20, 2005 to July 1, 2005, Gemalto employees were offered the opportunity to buy Gemalto shares at a price 15% below the lowest of the closing price for the Gemalto stock on June 20, 2005 or July 1, 2005. 87,767 ordinary shares were subscribed by the employees at 20.98 Euro per share. The compensation expense corresponding to the discount granted to employees under that program of €330 was recorded as a compensation expense in the 2005 income statement: €68 were recorded in cost of sales, €92 in research and engineering expenses, €106 in sales and marketing expenses and €64 in general and administrative expenses.
No employee stock purchase plan was granted in 2006.
Note 25 Other income (expense) net

	Year ended December 31,
	2005	2006 *
Fixed asset sales gains /losses and write-offs	(1,130)	(896)
Subsidies and grants	1,004	487
Costs incurred for the relocation of the Gemalto staff from the Montrouge and Louveciennes facilities to Meudon (Paris area)	(798)	(4,780)
Other	635	1,256

Other income, net	(289)	(3,933)

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
Note 26 Financial income (expenses)
Financial income (expense) include the following:

	Year ended December 31,
	2005	2006 *
Interests:
Interest expense	(1,825)	(1,907)
Interest income	4,995	11,268
Foreign exchange transaction gains (losses):
Foreign exchange gains (losses), net of fair value hedges	101	1,758
Cash flow hedges	(2,162)	(3,858)
Gain (loss) on sales of investments:
Loss resulting from dilution in an Associate	(33)	(1,022)
Impairment of available for sale financial asset	—	(1,884)

Finance income (expenses), net	1,076	4,355

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
Note 27 Net foreign exchange gains (losses)
The exchange differences (charged)/credited to the income statement are as follows (see note 18):

	Year ended December 31,
	2005	2006 *
Net sales	—	5,269
Cost of sales	1,517	(2,679)
Finance income (expenses), net	(2,061)	(2,100)

Net foreign exchange gains (losses)	(544)	490

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

In 2006, foreign exchange gains or losses arising from the Company’s business activities and qualified hedges under IAS 39 are no longer exclusively recorded in cost of sales. Instead, foreign exchange gains or losses are allocated to the accounts of the income statement relating to the underlying currency exposure.
Note 28 Taxes
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. Net amounts are as follows:

	Year ended December 31
	2005	2006
Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	30,300	5,267
— Deferred tax assets to be recovered within 12 months	11,321	12,126

	41,621	17,393

Deferred tax liabilities:
— Deferred tax liabilities due after more than 12 months	(4,856)	(28,106)
— Deferred tax liabilities due within 12 months	(6)	(113)

	(4,862)	(28,219)

Net deferred tax assets (liabilities)	36,759	(10,826)

The changes in the net deferred income tax assets /liabilities are as follows:

	Year ended December 31
	2005	2006
Beginning of period	34,382	36,759
Acquisition of subsidiary (see note 4)	—	(6,485)
Charge to income statement	(611)	(41,125)
Transfer to other balance sheet accounts	—	3,152
Tax credit/(charge)recognized in equity(1)	2,410	(2,856)
Currency translation adjustment	578	(271)

End of period	36,759	(10,826)

(1)	The deferred income tax charged to equity in 2006 includes a tax charge of €2,828 on hedges for fair value adjustment (€2,332 credit for 2005).
Deferred tax assets and liabilities for the years ended December 31, 2005 and 2006 are detailed as follows:

	Year ended December 31
	2005	2006*
ASSETS
Loss carry-forward	21,636	5,522
Excess book over tax depreciation and amortization	5,508	1,904
Employee and retirement benefits	3,737	2,059
Warranty reserves and accruals	1,763	963
Other temporary differences	8,977	6,945

Total Assets	41,621	17,393

LIABILITIES
Excess tax over book depreciation and amortization	(5,322)	(27,937)
Other temporary differences	460	(282)

Total Liabilities	(4,862)	(28,219)

Deferred tax assets (liabilities), net	36,759	(10,826)

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

The income tax expense is as follows:

	Year ended December 31,
	2005	2006*
Current tax	(17,778)	(1,369)
Deferred tax	(611)	(41,125)

Income tax expense	(18,389)	(42,494)

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
The reconciliation between the income tax expense on Gemalto’s profit before income tax and the amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities is as follows:

	Year ended December 31,
	2005		2006*
	€	%	€	%
Profit (loss) before income tax	65,423	100.0	(30,900)	100.0
Tax calculated at domestic rates applicable to profits of the consolidated entities	24,779	37.9	(12,391)	40.1
Effect of the reassessment of the recognition of deferred tax assets	—		43,581
Effect of utilization of tax assets not recognized in earlier years	(5,735)		(365)
Effect of unrecognized deferred tax assets arising in the year	904		15,900
Other permanent differences	(1,559)		(4,231)

Income tax expense	18,389	28.1	42,494	(137.5)

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.
The Company recorded an income tax charge of €42,494 in 2006 which includes a charge of €43,581 representing a reduction in the amount of deferred tax assets recorded in France (€39,255), in the United Kingdom (€3,498) and in other countries (€828). This reduction was due to the lower than expected taxable results reported in these various tax jurisdictions in 2006 and lower expectations of results in 2007 and beyond compared to those anticipated as at the end of 2005.
Deferred income tax assets are recognized for tax loss carry forwards and other future deductions to the extent that the realization of the related tax benefit through the future taxable profits is probable. As of December 31, 2006 Gemalto did not recognize tax assets amounting to €410.7 million (€18.9 million as of December 31, 2005 before the combination with Gemplus) relating to tax losses and other future tax deductions.
As of December 31,2006, the Company had total deferred tax assets available of €369.5 million related to tax loss carry forwards amounting to €1,157.1 million of which €1,059.4 million can be used indefinitely. In 2005, before the combination with Gemplus, those amounts were €24.6 million and €69.1 million respectively.
No deferred income tax liabilities have been recognized for withholding tax and other tax payable on the unremitted earnings of the subsidiaries either because the remittance of earnings does not trigger such taxes or because Gemalto intends to permanently reinvest its earnings. However deferred taxes are accrued on unremitted earnings of associates when Gemalto does not control the dividend distribution process.
Note 29 Earnings per share

	Year ended December 31,
Basic	2005	2006
Profit attributable to equity holders of the Company	45,298	(66,383)

Weighted average number of ordinary shares outstanding (in thousands)	40,423	62,174

Basic earnings per share (in Euro)	1.12	(1.07)

	Year ended December 31,
Diluted	2005	2006
Profit attributable to equity holders of the Company	45,298	(66,383)

Weighted average number of ordinary shares outstanding (in thousands)	40,423	62,174
Adjustment for share options (in thousands)	942	—
Weighted average number of ordinary shares for diluted earnings per share (in thousands)	41,365	62,174

Diluted earnings per share (in Euro)	1.10	(1.07)

The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated according to the Treasury

Stock method by dividing net income by the average number of common shares outstanding assuming dilution. Dilution is determined assuming that all stock options, which are in the money, are exercised at the beginning of the period and the proceeds used, by the Company, to purchase shares at the average market price for the period. In 2006, because the result for the year is a loss, stock options are anti-dilutive.
Note 30 Cash generated from operations

		Year ended December 31,
	Notes	2005	2006
Income for the period before minority interest		47,034	(73,394)
Adjustment for:
Tax	28	18,390	42,493
Research tax credit		(1,598)	423
Depreciation	7	25,385	48,275
Amortization	8	5,168	48,341
Stock option compensation charge	24	3,088	9,881
ESPP discount	24	330	—
Gains and losses on sales of fixed assets and write-offs		336	2,405
Net movement in provisions for liabilities and charges		(5,404)	7,603
Retirement benefit obligation	16	1,232	(425)
Interest income		(4,995)	(11,338)
Interest expense		1,825	2,032
Share of profit (loss) from associates	9	(967)	347
Changes in current assets and liabilities (excluding the effects of acquisitions and exchange differences in consolidation)
Inventories		16,832	38,058
Trade and other receivables		10,806	(42,263)
Retirement benefit obligation	16	(169)	—
Derivative financial instruments		(111)	(2,428)
Trade and other payables		(7,761)	23,663

Cash generated from operations		109,421	93,673

Note 31 Related party transactions
a) Key Management compensation
The compensation of key management personnel (persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Board member — whether executive or non-executive — of the Company) paid in 2005 and 2006 by the Company is summarized as follows:

	Year ended December 31,
	2005	2006*
Salaries and other short-term employee benefits	2,702	7,613
Termination benefits	68	—
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based compensation expense	1,385	3,830

Total expenses	4,155	11,443

*	Values shown for 2006 represent the balances of the Gemalto Group, after consolidation with Gemplus, as described in note 4.

b) Purchases of goods and services
Gemalto and its affiliates are buying computer equipment from Dell. In 2006, the Company purchased approximately €1,220 of equipment under existing agreements. Mr. Alex Mandl, who is the Company’s Executive Chairman of the Board of director since June 2, 2006, is also a director of Dell Computer Corporation. Mr. Mandl had no involvement in this transaction.
A Gemalto subsidiary has signed an agreement for the provision of human resources management services with SuccessFactors, Inc., a California company, in which TPG Ventures, LP holds a 20% equity interest and has board representation. In 2006, the Company purchased approximately €65 of services under this agreement. TPG Ventures, LP is under common control with TPG Partners III, LP, which holds an equity interest in the Company. Mr David Bonderman, who is a Board member of the Company since June 2, 2006, is also officer, director and equity owners of the entities that manage and control TPG Partners III, LP and TPG Ventures, LP. Mr. Geoffrey Fink, who is also a Board member of the Company since June 2, 2006, is a Principal of the manager of TPG Partners III, LP. Messrs. Bonderman, and Fink had no involvement in this transaction.
Gemalto has signed a procurement agreement with DataCard Corporation, a US company, to purchase equipment and related services (software, maintenance and training), spare parts and consumables until the end of 2007 for the Company and its affiliates. In 2006, the Company purchased approximately €10,670 of equipment and services under this agreement. DataCard Corporation is a related party to certain individual members of the Quandt Family who themselves control entities which are shareholders of the Company since June 2, 2006. The individual members of the Quandt Family entities had no involvement in this transaction.
Gemalto is buying IT services from ATOS Origin. In 2006, Gemalto purchased approximately €5,302 of IT services from Atos Origin (€2,519 in 2005). Mr Michel Soublin, who is a Board Member of the Company, is also a board member of Atos Origin. Mr Soublin had no involvement in this transaction.
In 2006, total purchases from associated companies amounted to €4,432 (€320 in 2005).
c) Sales of goods and services
Gemalto is providing PKI Network Access cards to the Schlumberger group. In 2006, Gemalto sold approximately €2,144 of cards to Schlumberger. Michel Soublin, who is a Board member of the Company, is also a Senior Manager of Schlumberger. Mr Soublin had no involvement in this transaction.
Gemalto is selling Banking cards to HBOS plc, a UK bank. In 2006, Gemalto sold approximately €3,923 of cards to HBOS. John Ormerod, who is a Board member of the Company, is a member of the group audit committee of HBOS. John Ormerod had no involvement in this transaction.
Gemalto is selling Easyflow M8K cards to Transport For London (TFL) through the main contractor EDS. In 2006, sales amounted to €5,618 (€2,916 in 2005). Mr John Ormerod who is a Board member of the Company was also a member of TFL’s Board till August 2006. Mr John Ormerod had no involvement in this transaction.
In 2006, total sales to associated companies amounted to €7,918 (€2,122 in 2005).
d) Year-end balances arising from sales/purchases of goods and services

	December 31,
	2005	2006
Receivables from:
Associates	465	2,657
Related parties	2,143	2,758
Total receivables	2,608	5,415

	December 31,
	2005	2006
Payables to:
Associates	—	489
Related parties	863	1,358
Total payables	863	1,847

e) Loans receivable from/payable to related parties
As of December 31, 2005, the Company had a loan receivable from a related party associate for an amount of €495. In 2006, due to a downturn in its investee’s business, the Company impaired its loan granted to this related party. As of December 31, 2006, the net book value of the Company’s loans granted to its related parties was nil.
As of December 31, 2006, the Company had no loans payable to Related Parties.
f) Related Party Transactions
In 2006, a subsidiary of the Company granted a loan to Tianjin Telephone Equipments Factory who owns 49% of Tianjin Gemplus Smart Card Co. Ltd, in which the Company owns 50%. As of December 31, 2006, the outstanding amount is CNY 20,000 thousand (€1,938).
In March 2006, a French subsidiary of the Company, Gemplus SA, entered into a Short Term License Agreement with Intuwave Ltd. The amount of the transaction is estimated to be GBP 42 thousand (€62 as of December 31, 2006). Mr. Philippe Vallée, who is a member of the key management personnel of the Company, is also a board member of Intuwave Ltd. Mr. Vallée had no involvement in this transaction.
In September 2006, a subsidiary of the Company entered into a distribution agreement with Welcome Real Time, pursuant to which the Japanese subsidiary is to distribute products of Welcome Real Time. The contract is valued at approximately $1,000 thousand (€760 as of December 31, 2006) for 2007. As of December 31, 2006, Welcome Real Time was indirectly owned at 48% by the Company.
Note 32 Commitments and contingencies
Legal proceedings
In August 2002, a €12.5 million claim was brought against Gemalto by a distributor for damages suffered and costs incurred resulting from the Company’s alleged failure to deliver POS terminal software on time and to provide agreed specifications. The court ordered an evaluation of damages by a technical expert, whose preliminary report issued in June 2006 established damages at €2.5 million, subject to verification of the amount by a public accountant, whereas the plaintiff estimated its damages at €8.3 million in documents that he submitted in the context of this evaluation. Furthermore, any liability arising from the case would be assumed by Schlumberger under the applicable provisions of he Master Separation Agreement signed in May 2004 and described below and consequently has not recognized any provision.
In May 26, 2005, the Aix-en-Provence Court of Appeal rendered a decision in favor of Gemplus S.A. in a proceeding originally brought by a commercial agent. That decision reversed a verdict of the Marseilles Commercial Court against Gemplus S.A. for an amount of €21,952, and ordered the reimbursement of an escrow for the amount provided by Gemplus S.A in 2004. In 2005, Gemplus recorded the reimbursement of the escrow, and reversed the related provision amounting to €5,200, within “General and Administrative expenses”. Subsequently the claimants appealed to the Aix-en-Provence Court of Appeal and the French Supreme Court (“Cour de cassation"). These appeals were rejected and dismissed respectively in summer and December 2006.
In 2000, a former chairman of Gemplus Board, was granted a loan of €71,900 to finance the exercise of stock options. In December 2001, this former chairman ceased his active involvement with Gemplus. In the second quarter of 2002, Gemplus learned that the former chairman had financial difficulties that would affect his ability to repay the loan. Accordingly, Gemplus recorded a provision originally as of June 30, 2002 amounting to €69,620 as of December 31, 2006 (see note 11) taking into account a severance payable, which is conditioned on reimbursement of the loan (see note 17). In proceedings brought by Gemplus, in April 2004, an arbitral tribunal issued a final award in favor of Gemplus and its indirect subsidiary against this former chairman in the amount of €71,900, plus accrued interest and attorneys’ fees and costs. Gemplus has not forgiven the loan or released the arbitration award.
In the first quarter of 2006, the Sanctions Commission of the French “Autorité des Marchés Financiers” (“AMF”) imposed upon Gemplus a fine of €600. This sanction was in relation to the “documents de reference” filed by Gemplus in respect of the years 2000 and 2001. The Commission ruled that Gemplus had not communicated any misleading information with respect to its accounting results. Gemplus recorded a provision in the amount of €600 in respect of this matter in 2005. The amount was paid in full in 2006, awaiting the decision on the appeal.

In addition to the legal actions and claims mentioned above, the Company is subject to legal proceedings, claims and legal actions arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Schlumberger residuals
Pursuant to the terms of the Master Separation Agreement signed on March 19, 2004, Schlumberger and the Company have agreed to carry out the complete transfer of the Schlumberger group’s Cards and POS businesses to the Company or one of its subsidiaries.
These undertakings remain in effect so long as there are contracts, assets or liabilities falling within the scope of the Company’s business that have not been transferred at the time of the Separation. This also applies to contracts, assets or liabilities falling within the scope of Schlumberger’s business that have not been transferred at that same time.
Until the date of transfer of the such contracts, assets or liabilities to the Company or to Schlumberger, as the case may be, or in the event that they could not be transferred or shall not be transferred as agreed by the parties, Schlumberger and the Company have agreed to cooperate and execute the contracts or manage the assets and liabilities in the name of and for the account of the other party, pursuant to the instructions of such party, who will receive all profits and bear all losses (including all taxes normally due, other than those due as a result of a tax reassessment, and which are covered by tax indemnification provisions) resulting from these contracts, assets and liabilities.
Therefore, the activities, assets and liabilities pertaining to Schlumberger activities falling under the provisions of the Master Separation Agreement are not disclosed in the accompanying consolidated financial statements of the Company nor is the associated payable from the Company to Schlumberger or the associated receivable by the Company from Schlumberger.
In 2005, a lawsuit was filed against a subsidiary of Gemalto in Asia in connection with the disposal in 2001 by Schlumberger of assets owned by this subsidiary and related to other activities of Schlumberger that were not transferred to Gemalto. In March 2006 the court awarded the plaintiff in this action €10.9 million payable jointly by the subsidiary of Gemalto and the purchaser of the assets. An appeal was lodged. Any liability arising from this litigation will be assumed by Schlumberger under the applicable provisions of the Master Separation Agreement. Accordingly the Company has not made any provision in respect of this matter. Schlumberger has arranged for the defense of the subsidiary of Gemalto and is directly overseeing the case.
As of December 31, 2006, the balance of the assets and liabilities belonging to Schlumberger was a net asset of USD11.7 millions.
Lease commitments
Minimum rental lease commitments under non-cancelable operating leases, primarily real estate and office facilities in effect as of December 31, 2006, are as follows:

	Year ended December 31,
	2005	2006
Not later than 1 year	17,374	19,832
Later than 1 year and not later than 5 years	40,363	50,558
Later than 5 years	56,040	59,791

	113,777	130,181

Bank guarantees
As of December 31, 2006, bank guarantees, mainly performance and bid bonds, amounted to €82,263. These guarantees are issued as part of the Company’s normal operations in order to secure the Company’s performance under contracts or tenders for business. These guarantees become payable based upon the non-performance of the Company.
Microprocessor chips purchase commitments
Gemalto is committed by contracts with its suppliers of chips to purchase the whole quantity of products in safety stocks within a period of time of one year from the availability date of the safety stocks. At December 31, 2006, the commitments to purchase these safety stocks valued at the average purchase price amounts to €36,679 (€15,709 in 2005).

Gemalto N.V. guarantees
Gemalto N.V. has issued guarantees to a maximum of USD310 million in respect of banking facilities of certain of its subsidiaries. This includes the USD250 million syndicated facility referred to in Note 15.
SAIT Commitment
Gemalto holds a 51% interest in SAIT, a Chinese joint venture. This joint venture has been fully consolidated within Gemalto. In 2005, Gemalto and the joint venture partner amended its articles of association and agreed the following:
•	Gemalto guarantees the profit of the joint venture will not be less than Chinese renminbi 32 million (approximately €3.1 million) for 2006, Chinese renminbi 28 million (approximately €2.7 million) for 2007 and Chinese renminbi 25 million (approximately €2.4 million) for each fiscal year thereafter until 2009 (inclusive).
•	In exchange, Gemalto is granted and shall exercise control of the joint venture until December 31, 2009.
This commitment has been fair valued, and the liability will be re-valued at the end of each reporting date. To date, management estimated that the fair value of the guarantee is not material.
Note 33 Post-closing events
As part of the ongoing operations, a certain number of post balance sheet events have been identified which have a limited impact on the estimates used in the preparation of these financial statements. These are not material to the financial statements. With regards to the AMF proceeding, based on the decision rendered by the Paris Court of Appeals in March 2007, the penalty was reduced from €600 to €450 (see note 32).
Note 34 Consolidated entities
The consolidated financial statements as of December 31, 2006 include the accounts of Gemalto N.V. and the following entities:

			Percentage
		Direct or	of Group
		indirect	voting
Country of incorporation	Company name	ownership	rights
Argentina	Gemplus Argentina S.A.	Indirect	98%
Australia	Axalto Pty Ltd	Direct	100%
Australia	LM Gemplus Pty Ltd *	Indirect	49%
Belgium	Gemplus N.V.	Indirect	98%
Belgium	Gemventures 1 N.V.	Indirect	98%
Brazil	Axalto do Brazil Cartoes e Terminais Ltda	Direct	100%
Brazil	Gemplus Bank Note Ltda	Indirect	49%
Brazil	Gemplus do Brasil Produtos Electronicos Ltda	Indirect	98%
British Virgin Islands	Axalto Cards & Terminals Ltd	Indirect	100%
British Virgin Islands	Axalto Technology Ltd	Indirect	100%
Canada	Axalto Canada Ltd	Direct	100%
Canada	Gemplus Canada Inc	Indirect	98%
Canada	Solutions Fides*	Indirect	48%
China	Axalto (Beijing) Smart Cards Technology Co. Ltd	Indirect	100%
China	Gemplus Beijing Electronics Research and Development Co. Ltd	Indirect	98%
China	Axalto Technology (Shanghai) Co.Ltd	Direct	100%
China	Gemplus International Trade (Shanghai)	Indirect	98%
China	Gemplus Tianjin New Technologies Co. Ltd	Indirect	98%
China	Goldpac Datacard Solutions Zhuhai Co. Ltd	Indirect	65%
China	Goldpac SecurCard Zhuhai Co. Ltd	Indirect	65%
China	Hunan Telecommunications Equipment Co. Ltd	Indirect	100%
China	Shanghai Axalto IC Card Technologies Co. Ltd	Indirect	51%

			Percentage
		Direct or	of Group
		indirect	voting
Country of incorporation	Company name	ownership	rights
China	Shanghai Solaic IC Smart Card Co. Ltd	Indirect	31%
China	Silver Dragon Microelectronics Co. Ltd	Indirect	98%
China	Tianjin Gemplus Smart Card Co. Ltd	Indirect	50%
Colombia	Gemalto de Colombia S.A.	Indirect	98%
Czech Republic	Axalto S.R.O.	Direct	100%
Czech Republic	Gemplus S.R.O.	Indirect	98%
Denmark	Setec Danmark A/S	Indirect	98%
Egypt	Makxalto Advanced Card Technology*	Direct	34%
Finland	Gemplus Nordic Oy	Indirect	98%
Finland	Setec Corporate Holdings Oy	Indirect	98%
Finland	Setec Oy	Indirect	98%
France	Atchik-Realtime*	Indirect	23%
France	Axalto International S.A.S.	Direct	100%
France	Axalto Participations S.A.S.	Indirect	100%
France	Axalto S.A.	Direct	100%
France	CP8 Technologies S.A.	Indirect	100%
France	Electronics Transactions Integration Services S.A.	Indirect	100%
France	Gemplus S.A.	Indirect	98%
France	Gemplus Trading S.A.S.	Indirect	98%
France	Gkard S.A.S.*	Indirect	49%
France	Immotec Systemes S.A.S.*	Indirect	48%
France	Netsize S.A.*	Indirect	25%
France	Setelis S.A.*	Indirect	21%
France	SLP S.A.S.	Indirect	98%
France	ST GEM GIE	Indirect	49%
France	Trusted Logic S.A.*	Indirect	34%
France	Welcome Real Time S.A.*	Indirect	48%
Germany	Axalto GmbH	Direct	100%
Germany	Celo communications GmbH	Indirect	98%
Germany	CLM GmbH*	Indirect	49%
Germany	CLM GmbH & Co KG*	Indirect	49%
Germany	Gemplus GmbH	Indirect	98%
Gibraltar	Zenzus Holdings Ltd	Indirect	98%
Hong Kong	Gemalto Technologies Asia Ltd	Direct	100%
Hong Kong	CP8 Hong Kong Ltd	Indirect	100%
Hong Kong	Gemplus Goldpac Group Ltd	Indirect	65%
Hong Kong	Goldpac Datacard Solutions Co. Ltd	Indirect	65%
Hungary	Axalto Hungary Commercial and Services Ltd	Direct	100%
India	Axalto Cards & Terminals India Ltd	Direct	100%
India	Axalto Terminals India Private Ltd	Direct	100%
India	Gemplus India Pty Ltd	Indirect	98%
Indonesia	PT Axalto Indonesia	Indirect	100%
Ireland	Celocom Limited	Indirect	98%
Italy	Axalto SPA	Direct	100%
Italy	Gemplus Italia Srl	Indirect	98%
Japan	Axalto KK	Direct	100%
Japan	Gemplus Japan Co. Ltd	Indirect	98%
Japan	SPOM Japan Co Ltd	Indirect	100%
Japan	Toppan Gemplus Services Co. Ltd*	Indirect	49%
Luxembourg	Gemplus Finance S.A.	Indirect	98%
Luxembourg	Gemplus International S.A.	Direct	98%
Malaysia	Axalto (M) Sdn Bhd	Direct	100%
Malaysia	Axalto International Ltd	Indirect	100%
Malaysia	Gemcard Sdn BhD Pte Ltd	Indirect	98%
Mexico	Axalto de Mexico S.A. de CV	Indirect	100%
Mexico	Concesionaria Renave S.A. de CV*	Indirect	20%
Mexico	CP8 Mexico S.A. de CV	Indirect	100%
Mexico	Distribucion S.A. de CV	Direct	100%
Mexico	Gemplus Industrial S.A. de CV	Indirect	98%
Netherlands	Axalto B.V.	Direct	100%

			Percentage
		Direct or	of Group
		indirect	voting
Country of incorporation	Company name	ownership	rights
Netherlands	Celo communications B.V.	Indirect	98%
Netherlands	Gemplus B.V.	Indirect	98%
Netherlands Antilles	Cards & Terminals N.V.	Direct	100%
Norway	Setec Norge AS	Indirect	98%
Panama	Axalto Eastern Holdings Inc.	Indirect	100%
Philippines	Gemalto Philippines Inc.	Indirect	100%
Poland	Gemplus Pologne Sp.zo.o.	Indirect	98%
Poland	Gemplus Sp.zo.o.	Indirect	98%
Poland	Gemrokitki Sp.zo.o.	Indirect	98%
Poland	Polski Plastik Sp.zo.o.	Indirect	98%
Russia	Gemplus LLC	Indirect	98%
Singapore	Axalto Singapore Pte Ltd	Direct	100%
Singapore	Gemplus Asia Pacific Pte. Ltd	Indirect	98%
Singapore	Gemplus EDBV Smart Labs Management Pte ltd	Indirect	98%
Singapore	Gemplus EDBV Smart Labs Pte. Ltd	Indirect	98%
Singapore	Gemplus Microelectronics Asia Pte Ltd	Indirect	98%
Singapore	Gemalto Pte Ltd	Indirect	98%
Singapore	SecurCard Gemplus Pte Ltd	Indirect	98%
Singapore	V3 Teletec Pte Ltd	Indirect	21%
South Africa	Axalto Southern Africa (Pty) Ltd	Direct	70%
South Africa	Axalto ZA Pty Ltd	Direct	100%
South Africa	Gemplus Southern Africa Pty Ltd	Indirect	98%
Spain	Gemalto SP S.A.	Indirect	100%
Spain	Gemplus Card International Espna S.A.	Indirect	98%
Sweden	AB Svenska Pass*	Indirect	49%
Sweden	Axalto AB	Indirect	100%
Sweden	Setec Sverige AB	Indirect	98%
Sweden	Setec Tag AB	Indirect	55%
Switzerland	Gemplus Management and Trading S.A.	Indirect	98%
Taiwan	Leigh Mardon Taiwan Ltd	Indirect	98%
Thailand	Gemalto (Thailand) Ltd	Indirect	100%
Thailand	Boolanakarn Holdings (Thailand) Ltd	Indirect	100%
Thailand	GemCard (Thailand) Co. Ltd	Indirect	98%
Thailand	Setec Card Ltd	Indirect	97%
Turkey	Axalto Cards & Terminals Ltd Sirketi	Indirect	100%
United Arab Emirates	Gemplus Middle-East FZ-LLC	Indirect	98%
United Kingdom	Axalto Cards Ltd	Indirect	100%
United Kingdom	Axalto Terminals Ltd	Indirect	100%
United Kingdom	Axalto UK Ltd	Direct	100%
United Kingdom	Gemplus Associates International Ltd	Indirect	98%
United Kingdom	Gemplus Ltd	Indirect	98%
United States of America	Axalto CP8 Inc.	Indirect	100%
United States of America	Axalto Inc.	Direct	100%
United States of America	Gemplus Corp.	Indirect	98%
Venezuela	Gemplus Card International de Venezuela CA	Indirect	98%

*	Associated companies are accounted for according to the equity methd
For all companies listed above, the percentage of ownership is the same as the percentage of voting rights except for Boolanakam Holdings (Thailand) Ltd, Netsize S.A. (France) and Welcome Real Time S.A. (France) that are held respectively at 49%, 24% and 48%.

7.2	AUDITED COMPANY FINANCIAL STATEMENTS

7.2.1	Company only balance sheets for the periods ended December 31, 2005 and 2006 before appropriation of income

		Year ended December 31,
	Notes	2005	2006
		(in thousands of Euro)
ASSETS
Non-Current assets
Goodwill, net	2	225,558	535,107
Property, plant and equipment, net	3	141	95
Investments in subsidiaries and associates	4	307,063	862,977
Long term loans to subsidiaries	4	8,293	7,459

Total non-current assets		541,055	1,405,638

Current assets
Short term loans to subsidiaries	4	7,774	8,171
Receivables due from subsidiaries		1,275	4,560
Other receivables		2,125	5,329
Cash and cash equivalents	5	52,866	30,874

Total current assets		64,040	48,934

Total ASSETS		605,095	1,454,572

EQUITY
Issued and paid-in share capital	6	40,579	90,083
Share premium	6	450,369	1,245,893
Legal reserves		11,166	1,618
Other reserves		1,763	64,028
Retained earnings		40,478	86,809
Net income (loss) for the period		45,298	(66,383)

Total EQUITY		589,653	1,422,048

LIABILITIES
Current liabilities
Payables to subsidiaries		846	13,425
Other payables	7	14,596	19,099

Total current liabilities		15,442	32,524

Total EQUITY and LIABILITIES		605,095	1,454,572

7.2.2	Company only income statements for the periods ended December 31, 2005 and 2006

	Year ended December 31,
	2005	2006
	(In thousands of Euro)
Income (loss) after taxes	(5,548)	(14,918)
Income (loss) from subsidiaries	50,846	(51,465)

Net income (loss)	45,298	(66,383)

7.2.3	Company only statement of changes in shareholders’ equity for the periods ended December 31, 2005 and 2006

	Number of	Share	Share	Legal	Other	Retained	Total
	shares	capital	premium	reserves	reserves	earnings	equity
			(In thousands of Euro, except shares)
Stockholders’ equity as of January 1, 2005	40,490,668	40,491	441,334	(8,360)	1,973	40,694	516,132

Movements in fair value and other reserves
— Currency translation adjustments				31,235			31,325
— Gain/(losses) on treasury shares					(10)		(10)
— Fair value gains (losses), net of tax:
Financial assets available for sale				(882)			(882)
Variation of actuarial gains and losses in benefit obligation				(797)			(797)
Cash flow hedges				(10,871)			(10,871)
— Machinery and equipment further to HSTE acquisition of minority interest						625	625

Net income/(expense) recognized directly in equity		—	—	18,685	(10)	625	19,300
Net income/(loss) for the year						45,298	45,298

Total recognized income for 2005		—	—	18,685	(10)	45,923	64,598
Employee share option scheme					3,011		3,011
Contribution from Schlumberger			6,957				6,957

	Number of	Share	Share	Legal	Other	Retained	Total
	shares	capital	premium	reserves	reserves	earnings	equity
			(In thousands of Euro, except shares)
Purchase of Treasury shares, net					(3,211)		(3,211)
Capital increase reserved to employees	87,767	88	2,078				2,166
Reclassification from /to retained earnings				841		(841)	—
Dividend							—

Balance as of December 31, 2005	40,578,435	40,579	450,369	11,166	1,763	85,776	589,653

Movements in fair value and other reserves
— Currency translation adjustments				(21,624)			(21,624)
— Gain/(losses) on treasury shares					1		1
— Fair value gains (losses), net of tax:
Financial assets available for sale				6,435			6,435
Variation of actuarial gains and losses in benefit obligation				2,806			2,806
Cash flow hedges				3,868			3,868

Net income/(expense) recognized directly in equity		—	—	(8,515)	1	—	(8,514)
Net income/(loss) for the year						(66,383)	(66,383)

Total recognized income for 2006		—	—	(8,515)	1	(66,383)	(74,897)
Employee share option scheme					64,293		64,293
Reclassification from /to retained earnings				(1,033)		1,033	—
Purchase of Treasury shares, net					(2,029)		(2,029)
Capital increase further to contribution of Gemplus International S.A. shares	49,504,100	49,504	999,888				1,049,392
Costs incurred on Gemalto share capital increase			(3,998)				(3,998)
Excess of purchase price on subsequent acquisitions of Gemplus shares			(200,366)				(200,366)

Balance as of December 31, 2006	90,082,535	90,083	1,245,893	1,618	64,028	20,426	1,422,048

7.2.4.	Notes to the company only financial statements for the periods ended December 31, 2005 and 2006
The notes here below are an integral part of the company-only financial statements.
All amounts are stated in thousands of Euro unless otherwise stated.
Note 1 Significant accounting policies
1.1 Basis of Preparation
The company-only financial statements of Gemalto N.V. (« the Company » or « Gemalto ») have been prepared in accordance with Part 9, Book 2 of the Netherlands Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Netherlands Civil Code, the measurement principles and determination of assets, liabilities and results applied in these company-only financial statements are the same as those applied in the consolidated financial statements (see Note 2 of the consolidated financial statements).
The Company’s financial data are included in the consolidated financial statements. As allowed by section 402, Book 2 of the Netherlands Civil Code, the income statements are presented in condensed form.
1.2 Investments
Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.
Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.
Investments in subsidiaries are valued at net asset value while associates are valued using the equity method. The Company calculates the net asset value using the accounting policies as described in Note 2 to the consolidated accounts. The net equity value of the subsidiaries comprises the cost, excluding goodwill, plus the Company’s share in income and losses since acquisition, less dividends received. The Company’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition whereas it is excluded for investment in subsidiaries. The Company’s share of its associates’ and subsidiaries’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in retained earnings is recognized in retained earnings. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. In case the net asset value of an investment in a subsidiary is negative and the Company has the firm intention to enable the investment to settle its debts, a provision for a corresponding amount is recognized.

1.3 Change of Functional Currency
Following the combination of Axalto and Gemplus as of June 2, 2006, Gemalto N.V. (formerly Axalto Holding N.V.) changed its functional currency from USD to Euro as this currency better reflects the underlying transactions, events and conditions after the combination.
The effect of the change of the functional currency to Euro is accounted for prospectively, translating all assets and liabilities as of June 2, 2006, using the exchange rate of that date. For non-monetary assets and liabilities the resulting translated amounts are treated as their historical cost. Exchange differences arising from the translation of foreign operations that were previously classified in equity as cumulative translation adjustment are only considered realized and recognized in profit and loss upon disposal of the operation.
Note 2 Intangible assets

Goodwill
January 1, 2006	225,558

Contribution of 43.6% of Gemplus	288,709
Capitalized acquisition costs	22,515
Currency translation adjustment	(1,675)

December 31,2006	535,107

Note 3 Property, plant and equipment

Office furniture and
equipment
January 1, 2006
Gross book value	198
Accumulated depreciation	(57)

Net book value	141

2006 movements
Additions	10
Depreciation	(44)
Currency translation adjustment	(12)
December 31, 2006
Gross book value	188
Accumulated depreciation	(93)

Net book value	95

Note 4 Investments and loans
An overview of the movements in investments and loans is presented below:

			Long term	Short term
	Investments in	Investments	loans to	loans to
	subsidiaries	in associates	subsidiaries	subsidiaries	Total
January 1, 2006
Book value	306,366	697	8,293	7,774	323,130

2006 movements
Acquisitions	616,597				616,597
Fair value gains (losses)	12,686				12,686
Dividends	(6,941)				(6,941)
Net result from subsidiaries	(51,465)				(51,465)
Net result from associates		171			171
Draws on loan facility				1,315	1,315
Currency translation adjustment	(15,054)	(80)	(834)	(918)	(16,886)

December 31, 2006
Book value	862,189	788	7,459	8,171	878,607

Loans to subsidiaries
As at December 31, 2006, the loans to subsidiaries are composed of loans to finance the Indian, Russian, Mexican and Canadian subsidiaries.
On April 2, 2004, the Company financed its Indian subsidiary with two interest-bearing loans denominated in US dollars. The first loan, with a maximum facility of USD 3 million, has a 3-year maturity and was drawn for USD 2.5 million as of December 31, 2006. The second loan, with a maximum draw capacity of USD 8 million, has a 3.5-year maturity and was drawn for USD 7.3 million as of December 31, 2006. The equivalent in Euro as at December 31, 2006 is €7.5 million (December 31, 2005: €8.3 million).
On May 1, 2004, the Company financed its Mexican subsidiary with an interest-bearing loan denominated in US dollars. The loan, with a maximum facility of USD 17 million, has a one year-maturity extended to December 31, 2007. The balance as at 31 December 2006 amounts to USD 4.1 million. The equivalent in Euro as at December 31, 2006 is €3.1 million (December 31, 2005: USD 3.5 million, equivalent to €3.0 million).
On May 26, 2005, the Company financed its Russian subsidiary with an interest-bearing loan denominated in US dollars. The loan, with a maximum facility of USD 6 million was extended on 27 May 2006 and matures at December 31, 2007. The balance as at December 31, 2006 amounts to USD 5.5 million. The equivalent in Euro as at December 31, 2006 is €4.2 million (December 31, 2005: USD 4.5 million, equivalent to €3.8 million).
On May 10, 2005, the Company financed its Canadian subsidiary with an interest-bearing loan denominated in US dollars. The loan, with a maximum facility of USD 1.2 million, has a one year-maturity extended to December 31, 2007. The balance as at December 31, 2006 amounts to USD 1.2 million. The equivalent in Euro as at December 31, 2006 is €0.9 million (December 31, 2005: €1.0 million).
Note 5 Cash and cash equivalents
Cash and cash equivalents consist of the following:

	Year ended December 31,
	2005	2006
Cash at bank and in hand	8,356	597
Short-term bank deposits and investment funds	44,510	30,277

Total	52,866	30,874

The average effective interest rate on short-term deposits was 4.51% in 2006 (3.21% in 2005). These deposits are invested in the form of overnight and fixed term deposits.
Note 6 Equity
For a breakdown of Shareholders’ equity, reference is made to the consolidated statements of changes in shareholders’ equity.
Share capital
The authorized share capital of the Company as at December 31, 2006, amounts to €150 million and consists of 150 million ordinary shares with a nominal value of €1 each.
Issued and fully paid-in share capital amounted to €90,082,535 as at December 31, 2006 (December 31, 2005: €40,578,435) and consisted of 90,082,535 ordinary shares with a nominal value of €1 (December 31, 2005: 40,578,435).
The increase in the issued and fully paid-in share capital of the Company during the year entirely relates to the shares issued to the former shareholders of Gemplus International SA, after the decision of both companies on June 2, 2006 to enter into an agreement to combine their respective businesses.

On February 25, 2005, the Board of Directors adopted an issue of new shares under the Employee Stock Purchase Plan. In the period from June 20, 2005 to July 1, 2005 Axalto employees were offered the opportunity to buy Axalto shares at a price 15% below the lowest of the closing price for Axalto stock in that period. 87,767 ordinary shares were subscribed by the employees at €20.98 per share. The discount of €0.3 million was treated as a compensation charge in the income statement of Gemalto N.V.
Share premium
As at December 31, 2006, the share premium amounted to €1,245,893 (December 31, 2005: €450,369). The increase during the year entirely relates to the shares issued to the former shareholders of Gemplus International S.A. and the costs incurred by the Company in association to this offering. For a discussion of the business combination and further details on the effects on share premium, reference is made to Note 4 of the consolidated financial statements.
On June 13, 2005, former shareholder Schlumberger B.V. contributed €7.0 million share premium in cash pursuant to the Master Separation Agreement signed in 2004. This amount is the reimbursement of dividends paid by Hunan Telecommunications Equipment Co Ltd to its Chinese minority shareholders on profits generated by the company prior IPO. The transaction occurred before the Company purchased the stake of the Chinese shareholders in Hunan Telecommunications Equipment Co Ltd.
Treasury shares
At the end of 2006, Gemalto N.V. holds 227,581 of its own shares acquired pursuant to the liquidity program and the share buy back program for vested stock options (December 31, 2005: 135,409). The liquidity program, operating as of May 2005, allows the appointed agent to provide transactions liquidity at Euronext Paris, regulates quotation and limits quotation discrepancies not justified by market trends.
Other reserves
As at December 31, 2006, the other reserves primarily consist of an option reserve amounting to €69,277 (December 31, 2005: €4,984).
The increase of this reserve is mainly due to €55,142 of fair value of Gemplus’ warrants and stock options as of June 2, 2006, as described in note 4 of consolidated financial statements.
Legal reserves
Movements in legal reserves, which can not be distributed freely, are presented below:

			Undistributable
	Cash flow	Cumulative	results of
	hedge	translation	Group
	reserve	adjustments	companies	Total
January 1, 2006
Book value	(6,462)	17,466	162	11,166

2006 movements
Additions, net	3,868	—	8,208	12,076
Exchange rate differences	—	(21,624)	—	(21,624)

December 31, 2006
Book value	(2,594)	(4,158)	8,370	1,618

Pursuant to section 373, Book 2 of the Netherlands Civil Code, the reserves for cumulative translation adjustments, the part of retained earnings in relation to non-distributable results of Group companies and associates and the reserves for cash flow hedges are legal reserves. The movement in non-distributable results of Group companies consists of fair value gains and losses in relation to financial assets available for sale, actuarial gains and losses of defined benefit obligations and capitalized research and development expenses at the Group company level. For a discussion of the movements during the year of the reserves for the fair value gains and losses, reference is made to note 10 “Available-for-sale financial assets”, note 16 “Pension and other benefit plans” and note 19 “Derivative financial information” of the consolidated financial statements, respectively.

Retained earnings
Retained earnings amounted to €20,426 as at December 31, 2006 (December 31, 2005: €85,776). The difference with the amount of retained earnings mentioned in the consolidated statement of changes in shareholders’ equity relates to the reclassification to legal reserves of the non-distributable results of Group companies and associates as mentioned above.
Note 7 Other Payables
The account “Other Payables” includes the payable due to Schlumberger, per the terms of the Master Separation Agreement (2005: €12,427, 2006: €11,644).
Note 8 Employees
The average number of staff employed by the Company during 2006 was 5 (2005: 5). Of these employees none was employed abroad (2005: nil)
Note 9 Information relating to the Board
Remuneration of the Board
The composition of the Board was subject to several changes in 2006 following the Combination.
The Extraordinary General Meeting of Shareholders of January 31, 2006 appointed with effect as of the date of the Contribution in Kind, i.e., on June 2, 2006, Mr. A. Mandl as Executive Chairman for a period of eighteen months (ending on December 2, 2007) and Messrs. D. Bonderman, G. Fink, J. Fritz and J. Ormerod as Non-Executive Board members.
Messrs. M. Scholten and W. Stolwijk, the latter of whom was reappointed by the 2006 General Meeting of Shareholders for a term ending on the date of the completion of the Contribution in Kind, resigned as Non-Executive Board members on June 2, 2006.
The Board currently has eight Non-Executive Board members and two Executive Board members. The Executive Board members are the CEO and the Executive Chairman.
At the Annual General Meeting of Shareholders of May 22, 2007, Mr. M. Soublin, Non-Executive Board member, will resign in accordance with the retirement schedule adopted by the Board.

				Board
Axalto Board		Board		Committee	Total	Remuneration
January 1 to		Member fee	Special	fee per	remuneration	effectively
December 31, 2005		per annum	Remuneration	annum	per annum	charged
	(Amounts in Euro)
John de Wit	Chairman	45,000	—	10,000	55,000	55,000
Olivier Piou	Chief Executive	35,000	—	—	35,000	35,000
Maarten Scholten	Officer	35,000	—	10,000	45,000	45,000
Kent Atkinson	Director	35,000	3,308	12,500	50,808	49,329
Michel Soublin	Director	35,000	—	10,000	45,000	43,219
Willem Stolwijk	Director	35,000	—	10,000	45,000	44,110
Arthur Van der Poel	Director	35,000	—	10,000	45,000	45,000

Total		255,000	3,308	62,500	320,808	316,658

				Board
Axalto Board		Board		Committee	Total	Remuneration
January 1 to		Member fee	Special	fee per	remuneration	until June 2,
June 2, 2006		per annum	Remuneration	annum	per annum	2006
John de Wit	Chairman	45,000	25,000	10,000	80,000	48,055
Olivier Piou	Chief Executive	35,000	—	—	35,000	14,671
Maarten Scholten	Officer	35,000	15,000	10,000	60,000	60,000
Kent Atkinson	Non-Exec Director	35,000	15,000	12,500	62,500	34,911
Michel Soublin	Non-Exec Director	35,000	15,000	10,000	60,000	33,683
Willem Stolwijk	Non-Exec Director	35,000	15,000	10,000	60,000	60,000
Arthur van der Poel	Non-Exec Director	35,000	15,000	10,000	60,000	33,863

Total		255,000	100,000	62,500	417,500	285,183

				Board		Remuneration
Gemalto Board		Board		Committee	Total	from June 2
June 2 to		Member fee	Special	fee per	remuneration	until December 31,
December 31, 2006		per annum	Remuneration	annum	per annum	2006
Alex Mandl	Executive	45,000	—	—	45,000	26,384
Olivier Piou	Chairman	35,000	—	—	35,000	20,520
Kent Atkinson	Chief Executive	35,000	—	15,000	50,000	29,315
David Bonderman	Officer	35,000	—	5,000	40,000	23,452
Geoffrey Fink	Non-Exec Director	35,000	—	10,000	45,000	26,384
Johannes Fritz	Non-Exec Director	35,000	—	15,000	50,000	29,315
John Ormerod	Non-Exec Director	35,000	25,000	17,500	77,500	55,781
Michel Soublin	Non-Exec Director	35,000	—	15,000	50,000	29,315
John de Wit	Non-Exec Director	35,000	—	10,000	45,000	26,384
Arthur van der Poel	Non-Exec Director	35,000	—	10,000	45,000	26,384

Total		360,000	25,000	97,500	482,500	293,234

As from January 1, 2006, the annual remuneration is €35,000 for Non-Executive Board members and €45,000 for the Chairman of the Board. The annual remuneration for a member (including the chairman) of the Compensation Committee or Nomination and Governance Committee is an additional fee of €5,000, for a regular member of the Audit Committee an additional fee of €10,000 and for the chairman of the Audit Committee an additional fee of €12,500.
In view of the substantial additional work in 2005 and 2006 related to the Combination, the Annual General Meeting of Shareholders of May 19, 2006 approved a one-time additional remuneration of €15,000 to the Non-Executive Board members, Messrs. K. Atkinson, A. van der Poel, M. Scholten, M. Soublin and W. Stolwijk, and of €25,000 to Mr. J. de Wit in his capacity of Chairman of the Board and to Mr. J. Ormerod in his role as future chairman of the Audit Committee.
On June 2, 2006 Mr. A. Mandl replaced Mr. J. de Wit as Executive Chairman of the Board, and Mr. J. Ormerod replaced Mr. K. Atkinson as chairman of the Audit Committee.
The amounts are gross amounts per year. Remuneration of the Non-Executive Board members is reviewed annually by the Compensation Committee.
The remuneration paid by the Company or by companies of the Group to the CEO, Mr. O. Piou, and the Executive Chairman, Mr. A. Mandl, for the 2006 financial year is as follows:

		Bonus (percentage of	Special	Total gross
	Total Reference	Total Reference	Combination	compensation
	Compensation (*1)	Compensation)	Bonus (*2)	paid for 2006
		(Amounts in Euro)
O. Piou	550,000	304,219 (55)%	100,000	954,219
A. Mandl(*3)	348,333	196,042 (56)%	—	544,375

(*1)	Including Board member fees

(*2)	The Special Combination Bonus of €100,000 was paid to the CEO as a result of the extensive work resulting from the Combination.

(*3)	Pro rata for the period June 2 to December 31, 2006
Mr. Piou has been appointed as CEO for a term of four years ending at the end of the Annual General Meeting of Shareholders to be held in 2008. Mr. Piou has an employment contract, not limited in time, governed by French law with Axalto International SAS, a Gemalto subsidiary. Mr. Mandl has been appointed as Executive Chairman for a term of 18 months ending on December 2, 2007. Mr. Mandl has an employment contract, ending on December 2, 2007, governed by the laws of the State of New York with Gemalto Corp, a Gemalto subsidiary.
Stock options granted to Board Members

	Date of		Exercise	Fair value of stock
	attribution	Number	price (€)	options granted (€)	Date of exercise
Alex Mandl	June 2006	200,000	23.10	1,052,200	18 months after the attribution
Olivier Piou	May 2004	600,000	14.80	2,325,000	4 years after the attribution
	Sept. 2005	150,000	30.65	1,315,950	4 years after the attribution
	June 2006	200,000	23.10	1,641,200	4 years after the attribution

Options granted in June 2006 are subject to the approval of the General Meeting of Shareholders.
Stock options have been attributed under the Global Equity Incentive Plan as described in Note 24 to the consolidated financial statements.
Gemalto shares held by Board Members
Certain Board members are shareholders of the Company. On December 31, 2006, they jointly held 125,500 shares. 120,000 shares were acquired by Mr. O. Piou, CEO, since 2004. 2,800 shares were acquired by Mr. G. Fink resulting from the exchange of Gemplus shares following the Offer, 1,200 shares were acquired by Mr. J. Ormerod resulting from the exchange of Gemplus shares following the Offer and 1,500 shares were acquired by Mr. M. Soublin in 2004, all Non-Executive Board members.
On December 31, 2006 Mr. O. Piou owned 2,355.625 units in the FCPE ‘Axalto Actions Relais’, which units were acquired following subscription to the Global Employee Share Purchase Plans 2004 and 2005.
Note 10 Guarantees granted by the Company
Gemalto NV has issued guarantees to secure several banking facilities against the risk of default of payment of its borrowing subsidiaries. These guarantees are continuing securities and will be valid until final payment in full of all amounts owed. The aggregate amount recoverable from Gemalto NV shall not exceed USD 310 million, equivalent to €236 million as at December 31, 2006 (December 31, 2005: USD 310 million, equivalent to €262 million). This includes the USD 250 million syndicated facility with a maturity date on 24 August 2011 described in note 15 of consolidated financial statements, equivalent to €190 million as at December 31, 2006 (December 31, 2005: USD 250 million, equivalent to €211 million).
Amsterdam, May 3, 2007

Mr. Olivier Piou	Mr. Alex Mandl
Chief Executive Officer	Executive Chairman of the Board

Mr. Kent Atkinson	Mr. David Bonderman
Non-Executive Board member	Non-Executive Board member

Mr. Geoffrey Fink	Mr. Johannes Fritz
Non-Executive Board member	Non-Executive Board member

Mr. John Ormerod	Mr. Michel Soublin
Non-Executive Board member	Non-Executive Board member

Mr. Arthur van der Poel	Mr. John de Wit
Non-Executive Board member	Non-Executive Board member
(A signed version of the Annual Report is available at the Company’s office)
7.3	OTHER INFORMATION

7.3.1	Independent auditors’ report on statutory financial statements
To the General Meeting of Shareholders of Gemalto N.V.
Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements 2006 of Gemalto N.V., Amsterdam as set out in sections 7.1 and 7.2. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, the profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

The directors’ responsibility
The directors of the company are responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the directors’ report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Gemalto N.V. as at 31 December 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.
Opinion with respect to the company financial statements
In our opinion, the company financial statements give a true and fair view of the financial position of Gemalto N.V. as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.
Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, 3 May 2007
PricewaterhouseCoopers Accountants N.V.
F.P Izeboud RA CPA
7.3.2 Profit appropriation according to the Articles of Association
Stipulations relating to the distribution of profits and dividends by the Company to its shareholders are provided in articles 32 to 35 of the Articles of Association.

Following adoption of the annual Company and consolidated financial statements by the General Meeting of shareholders, the Company may distribute profits, provided that the financial statements show that this is permissible. The Company may only pay dividends insofar as its equity exceeds the sum of the issued share capital and the mandatory statutory reserves.
The Board of Directors determines, with due observance of the Company’s policy on additions to reserves and on distribution of profits, and taking into account the legal provisions relating to mandatory statutory reserves, what portion of the profit shall be retained by way of reserve. The portion of the profits that shall not be reserved shall be at the free disposal of the General Meeting of shareholders. The General Meeting of shareholders may also resolve, upon the recommendation of the Board of Directors, to make distributions charged to the share premium reserve or charged to the other reserves shown in the annual accounts which are not prescribed by the law.
The Board of Directors determines the terms of distributions to shareholders. Subject to having obtained, in accordance with the Articles of Association, the authorization of the General Meeting of shareholders to issue shares, the Board of Directors may decide to pay dividends in shares or grant shareholders the option to choose distribution in cash or in shares.. If no such approval is given, this power is passed on to the General Meeting of shareholders, on the recommendation of the Board of Directors.
Before the annual financial statements are adopted by the General Meeting of shareholders, the Board of Directors may, at its own discretion and subject to the provisions of Section 105, subsection 4 of Book 2 of the Dutch Civil Code and with due observance of the Company’s policy on additions to reserves and on distribution of profits, resolve to distribute one or more interim dividends to shareholders.
7.3.3 Appropriation of profit
The Board of Directors has determined with due observance of the Company’s policy on additions to reserves and on distribution of profits to allocate the result for the period to retained earnings.
7.3.4 Post-closing events
As part of the ongoing operations, a certain number of post balance sheet events have been identified which have a limited impact on the estimates used in the preparation of these financial statements. These are not material to the financial statements. With regards to the AMF proceeding, based on the decision rendered by the Paris Court of Appeals in March 2007, the penalty was reduced from €600 to €450.

CHAPTER 8 INVESTOR INFORMATION
8.1 INVESTOR RELATION POLICY
Maintaining positive relations with our investors is key to Gemalto’s growth. The confidence and loyalty of private and institutional shareholders are essential to our successful long-term development. Gemalto’s investor relations policy is aimed at informing shareholders timely and fully about the developments that are relevant to the Company in order to provide a faithful and clear picture of investment decisions involving Gemalto. Price sensitive information is disseminated without delay through press release.
In addition to the Annual General Meetings of Shareholders, Gemalto has implemented a wide variety of communication tools to keep investors informed on a regular basis. These include the annual reports, legal announcements, press releases and financial statements. At the publication of interim and annual figures, Gemalto holds conference call and analyst meetings. In addition Gemalto regularly features road shows and takes part in conferences for institutional investors. These contacts help Gemalto to get a clear picture of investors and analysts’ wishes and thoughts. Gemalto also observes a “black out” period during which no road shows and interviews with potential or current investors take place. For interim and annual publications, it covers at least fifteen days prior to the publication date.
8.2 CORPORATE SEAT
Gemalto N.V. is the parent company of the Gemalto Group. The corporate seat of Gemalto N.V. is Amsterdam, the Netherlands, and its registered office address is Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands. Gemalto N.V. is registered with the trade register in Amsterdam, the Netherlands under No. 27.25.50.26.
8.3 SHARE CAPITAL STRUCTURE
The Company’s authorized share capital amounts to €150,000,000 and is divided into 150,000,000 ordinary shares, with a nominal value of €1 per share. As of December 31, 2006 the Company’s issued and paid-up share capital amounted to €90,082,535, consisting of 90,082,535 ordinary shares of which 227,581 shares were held in treasury.
8.4 STOCK EXCHANGE LISTING — 2006 STOCK MARKET DATA
Gemalto N.V. (Euronext NL 0000400653) is listed on the Premier Marché, now Eurolist by Euronext Paris S.A. Gemalto shares were eligible for the Deferred Settlement System or Service de Règlement Différé (SRD) from January 26, 2006 onwards.
•	Average daily trading volume in 2006: 461,412 shares(10)

•	Market capitalization as of December 29, 2006: €1,699,857,4357(11)
8.5 SHAREHOLDERS’ DISCLOSURES
Pursuant to the Dutch Financial Markets Supervision Act (previously the Dutch Disclosure of Major Holdings in Listed Companies Act 1996: Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996), as at December 31, 2006, the following disclosure of holdings in the share capital of the Company was made:
TPG Advisors III Inc (notified on January 31, 2007 as of November 1, 2006): 12.24% (previously 17.32%)

(10)	Source: Euronext

(11)	Source: Euronext

8.6 SHARE PRICE DEVELOPMENT IN 2006
Gemalto Share price performance (May 2004 — February 2007)
Historic share price data

			Average
	High*	Low*	daily volume	Total volume
	EURO	EURO
2006
January	25.62	21.15	339,500	7,469,005
February	22.74	21.01	303,887	6,077,747
March	26.90	21.16	517,561	11,903,895
April	27.10	24.55	270,886	4,875,951
May	25.29	21.95	242,822	5,342,073
June	23.81	19.28	363,085	7,987,875
July	20.98	14.42	694,384	14,582,055
August	20.26	16.01	443,819	10,207,831
September	20.10	15.02	962,858	20,220,017
October	17.75	16.16	549,978	12,099,510
November	19.23	17.09	478,655	10,530,410
December	19.25	18.74	391,542	7,439,307
2007
January	19.52	17.34	586,767	12,908,875
February	21.64	19.87	566,704	10,767,375

*	Based on closing prices(12)
Between January 2, 2006, and February 27, 2007, the average daily trading volume was 481,121 shares. Based on January 2, 2006, closing price of €23.43 per share and the closing price on February 27, 2007 of €19.87 per share, the Company’s share price has decreased by 15.19%.

8.7 DIVIDEND 2006
With due observance of the Company’s policy on additions to reserves and distributions of dividends, the Company did not pay a dividend in 2006 in respect of the 2005 financial year and does not propose to pay

(12)	Source: Euronext
a dividend in 2007 in respect of the 2006 financial year. For more information on the dividend policy please refer to section 4.3.6.
8.8 SHARE BUY-BACK PROGRAM
During 2006 the Board initiated two share buy-back programs. For information on the share buy-back program please refer to section 4.3.5.
8.9 FINANCIAL CALENDAR
8.9.1 Important dates of financial calendar

2006
• January 25, 2006	Publication of 2005 Fourth Quarter Revenue
• January 31, 2006	Extraordinary General Meeting of Shareholders
• March 9, 2006	Publication of 2005 Full Year Results
• April 27, 2006	Publication of 2006 First Quarter Revenue
• May 19, 2006	Annual General Meeting of Shareholders
• July 27, 2006	Publication of 2006 Second Quarter Revenue
• September 13, 2006	Publication of 2006 First Half Results
• October 26, 2006	Publication of 2006 Third Quarter Revenue

2007
• February 1, 2007	Publication of 2006 Fourth Quarter Revenue
• March 15, 2007	Publication of 2006 Full Year Results
• May 3, 2007	Publication of 2007 First Quarter Revenue
• May 22, 2007	Annual General Meeting of Shareholders
• July 26, 2007	Publication of 2007 Second Quarter Revenue
• September 13, 2007	Publication of 2007 First Half Results
• November 8, 2007	Publication of 2007 Third Quarter Revenue
8.9.2 2007 Annual General Meeting of Shareholders
Gemalto will hold its 2007 Annual General Meeting of Shareholders at the Radisson SAS Hotel at Schiphol-Rijk, the Netherlands on Tuesday, May 22, 2007 at 10:30 a.m. CET.
For the Annual General Meeting of Shareholders on May 22, 2007 a record date (being May 16, 2007) will apply: those persons who on May 16, 2007 hold shares in the Company and are registered as such in a register designated thereto by the Board for the Annual General Meeting of Shareholders, will be entitled to participate and vote at that meeting.

8.10 INVESTOR SERVICES
In addition to the Annual General Meeting of Shareholders, Gemalto has implemented a wide variety of communication tools to keep investors informed on a regular basis. These include the annual reports, legal announcements, press releases and financial statements. Relevant information for potential and current shareholders may be found on the Gemalto website under the link “Investor Relations” (www.gemalto.com).
Investor Relations contact:
Gemalto shareholders service
Tel: +33 1 55 01 50 97
Fax: +33 1 55 01 51 20
Email: investor@gemalto.com
Investor Center: www.gemalto.com
Contact us at: http://www.gemalto.com/php/contactus.php
Mnemonic: GTO
ISIN Code: NL0000400653
Reuters: GTO.PA
Bloomberg: GTO:FP
Gemalto’s registrar
Netherlands Management Company B.V.
Visiting address: Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, the Netherlands
P.O. Box 75215, 1070 AE Amsterdam, the Netherlands
Tel: +31 20 57 57 124 /fax +31 20 42 06 190
Email: registrar.and.shareholder.services@tmf-group.com